Form 10-K, Exhibit 13
period 1998-12-31
COMMERCIAL BANKSHARES INC
filed 1999-03-29
CIK 354562

Page 1   Letter to Shareholders


                    Page 2   Summary Consolidated Financial Information


                    Page 4   Management's Discussion and Analysis


                    Page 17  Report of Independent Certified Public Accountants


                    Page 18  Consolidated Financial Statements


                    Page 22  Notes to Consolidated Financial Statements


                    Page 36 Directors and Officers of the Company and Subsidiary Bank


                    Page 37  Subsidiary Bank Locations




To Our Shareholders

              We are pleased to present you with the Company's results for 1998. Our efforts to serve our customers and to create value for our shareholders continue to be successful as our 1998 performance indicates. We are sure that you will be as pleased and enthusiastic as we are with these outstanding results and with our excellent prospects for the coming year.
              We have achieved another strong year in earnings, asset quality and growth. Net income increased to a record $4.9 million. This is a 7.5% increase over 1997 earnings. Return on average assets remained solid at 1.16%. Net interest income rose 8.6% to a record $16.7 million. Net interest margin, although down from the previous year, was a strong 4.57%. Earnings per share (diluted) were a record $1.27.
              The Company declared dividends of $0.49 per common share in 1998. This is a 63% increase over 1997 dividends declared of $0.30 per common share. The increase is attributable to the Company's strong performance and capital strength. The Company continues to be rated "well capitalized" by its regulators, with a leverage capital ratio of 9.52%, a Tier 1 ratio of 16.18% and a total capital ratio of 17.68%.
              During 1998, we continued to implement our policy of improving shareholder value by enhancing loan growth and internal deposit growth, by undertaking facility improvement and increasing operational efficiency, and by providing outstanding service. Average loans increased a strong 24% and the net loan balance at the end of 1998 was $200 million, as compared to $170 million in 1997. Asset quality standards in the loan portfolio remain high with historically low loss levels holding firm, even while loan growth continues to be excellent. The competition for quality loan relationships is strong in the South Florida market, and we are proud to have successfully met the goals that we set for 1998. We will continue to strive to build solid relationships that will allow our portfolio to grow in size and in strength.
              We continued in our efforts to better serve the community by increasing our branch locations during 1998. With the addition of the Perrine/Cutler Ridge and Medley/Hialeah Gardens facilities, our branch network increased to fourteen offices throughout Miami-Dade and Broward counties. The new locations give us the opportunity to provide our products and services to more customers throughout South Florida. The addition of these branches also helped to increase the deposit base, which increased by 9.5% during 1998, and ended the year totaling $350 million. We will continue to study the South Florida market place for opportunities to expand, either by taking advantage of appealing acquisition opportunities, or by establishing additional startup branches.
              As always, operational efficiency is one of our paramount concerns, as we continue to look for cost efficiencies, while at the same time improving and expanding customer service. During 1998, the overhead efficiency ratio improved to 57.90%, from 60.25% in 1997. Our goal is to continue to improve operational efficiency and to reduce overhead as a percentage of net margin.
              The banking environment has evolved away from customer oriented service, but we remain committed to our customers and to the South Florida communities that we serve. We offer our customers a level of local decision-making and access to senior management that is refreshingly uncommon in what today has become an increasingly impersonal and automated banking world. We continue the tradition of attentive, personalized service that has built our loyal, satisfied customer base. The people at Commercial Bank of Florida greet you with a smile and strive to provide the most professional, courteous service possible. This is what sets us apart from the competition, and is what will fuel our growth into the next century.
              1998 completes a decade of achievement of which I am proud and which is due in large part to the loyal support of you, our shareholders, who have built this company with us. The Board and I would like to take this opportunity to thank our shareholders, our customers and our employees for their efforts in developing our Company into a solid, profitable, high quality institution in just 10 years. We look forward to working with you as we continue to improve and grow in the future.
              As always, I sincerely welcome your calls and letters.

Joseph W. Armaly
Chairman of the Board
Chief Executive Officer


Selected Five Year Data
(In Thousands, Except Per Share Data)

                                         For the Years Ended December 31,
                                    1998     1997     1996     1995     1994
Income Statement Data:
  Interest income                $ 28,164 $ 25,467 $ 23,553 $ 23,282  $ 15,637
  Interest expense                 11,478   10,105    9,610   10,615     5,617
  Net interest income              16,686   15,362   13,943   12,667    10,020
  Provision for loan losses           230      170    1,040       80         3
  Net interest income after
      provision for loan losses    16,456   15,192   12,903   12,587    10,017
  Non-interest income               2,613    2,598    3,025    1,988     1,770
  Non-interest expense (1)         12,176   11,292   18,004   10,816     8,115
  Income (loss)
      before income taxes (1)       6,893    6,498   (2,076)   3,759     3,672
  Income tax expense (benefit)      2,033    1,975   (1,280)     941       899
  Net income (loss) (1)          $  4,860 $  4,523 $   (796) $ 2,818  $  2,773

Per Share Data:
  Basic earnings per share (1)   $   1.31 $   1.23 $  (0.24) $  0.76  $   0.75
  Diluted earnings per share (1) $   1.27 $   1.20 $  (0.24) $  0.75  $   0.75
  Book value at year end (1)     $  12.15 $  11.35 $  10.13  $ 10.40  $   9.45
  Cash dividends declared
      per common share           $   0.49 $   0.30 $   0.17  $  0.09  $   0.09

Balance Sheet Data:
  Cash and cash equivalents      $ 35,233 $ 27,561 $ 29,896  $ 20,547 $ 44,458
  Investment securities           176,502  178,066  190,713   223,403  224,692
  Loans receivable, net           199,533  170,401  128,226    88,568   70,594
  Total assets                    432,601  396,199  368,016   353,917  360,240
  Deposits                        350,415  319,844  298,863   299,914  312,865
  Borrowed funds                   33,978   31,285   29,203    13,238   10,464
  Stockholders' equity             44,737   41,929   37,444    38,411   34,798


(1) As discussed in Note 5 of Notes to Consolidated Financial Statements, 1996 non-interest expense includes non-recurring charges of $7.06 million ($4.45 million, net of tax).



Selected Financial Ratios
                                          Years Ended December 31,
                                         1998    1997    1996    1995    1994
Return on average assets (1)             1.16%   1.20%   (.22%)  0.79%   1.01%
Return on average equity (1)            11.14%  11.54%  (2.10%)  7.70%   8.22%
Net yield on average
    interest-earning assets (2)          4.57%   4.72%   4.56%   4.09%   4.28%
Allowance for loan losses to total loans 1.20%   1.30%   1.57%   1.34%   1.82%
Allowance for loan losses as a percentage of
    non-accrual loans                     459%   2182%   5254%    262%    247%
Allowance for loan losses as a percentage of
    non-performing loans (3)              459%   2182%   5254%    262%    247%
Asset quality ratio (non-performing loans and other
  real estate owned to total assets)     0.12%   0.03%   0.01%   0.13%   0.15%
Average interest-earning assets to average
  interest-bearing liabilities            128%    126%    122%    118%    128%
Non-int expense to average total assets  2.92%   3.01%   5.05%   3.01%   2.95%
Net int income to non-interest expense    137%    136%     77%    117%    123%
Risk-based capital ratios:
  Tier I capital                        16.18%  18.12%  19.65%  22.29%  21.84%
  Total capital                         17.68%  19.18%  20.80%  23.18%  22.93%
  Leverage ratio (4)                     9.52%   9.69%   9.45%   8.46%   7.41%
Equity to total assets                  10.34%  10.58%  10.17%  10.85%   9.66%

(1) As discussed in Note 5 of Notes to Consolidated Financial Statements, 1996 return on average assets and return on average equity have been impacted by non-recurring charges of $7.06 million ($4.45 million, net of tax).
(2) Represents net interest income on a fully taxable equivalent basis as a percentage of average interest-earning assets.
(3) Non-performing loans consist of non-accrual loans and accruing loans contractually past due 90 days or more.
(4) The leverage ratio is defined as the ratio of Tier I capital to total assets.



Corporate and Earnings Overview

Commercial Bankshares, Inc. (the Company), a Florida corporation organized in 1988, is a bank holding company whose wholly owned subsidiary and principal asset is the Commercial Bank of Florida (the Bank). The Company, through its ownership of the Bank, is engaged in a commercial banking business and its primary source of earnings is derived from income generated by its ownership and operation of the Bank. The Bank is a Florida chartered banking corporation with fourteen branch locations throughout Miami-Dade and Broward counties in South Florida. The bank primarily focuses on providing personalized banking services to businesses and individuals within the market areas where its banking offices are located.

The Company reported net income of $4.9 million, a 8% increase over 1997 net income of $4.5 million. Net income for 1996 was $3.7 million, after adjustments for two non-recurring charges totaling $4.5 million, net of tax, as discussed in note 5 to the consolidated financial statements. The increase in 1998 net income is due to an increase in the net interest margin, partially offset by an 8% increase in operating expenses. Basic and diluted earnings per common share were $1.31 and $1.27, respectively, in 1998, compared to $1.23 and $1.20, respectively, in 1997. Basic and diluted weighted average shares outstanding were 3.70 million and 3.83 million, respectively, in 1998, and 3.69 million and 3.78 million, respectively, in 1997. Earnings per common share and weighted average shares outstanding have been adjusted retroactively for two 5% stock dividends declared in December, 1998 and 1997. Weighted average shares exclude treasury stock, which totaled 39,136 shares and 5,512 shares at December 31, 1998 and 1997, respectively.

Return on average assets and return on average equity were 1.16% and 11.14%, respectively, for 1998, and 1.20% and 11.54%, respectively, for 1997.
Average assets increased $42.0 million, or 12%, in 1998. Book value per common share increased 7% to $12.15 from $11.35 in 1997. Capital ratios continued to exceed all regulatory requirements, with a leverage ratio of 9.52% in 1998, as compared to 9.69% and 9.45% in 1997 and 1996, respectively. Dividends declared per common share increased 63% to $.49 in 1998, from $.30 in 1997. Book value per share and dividends declared per common share have been adjusted for the 5% stock dividends declared in December, 1998 and 1997.




                              EARNINGS ANALYSIS

Net Interest Income

Net interest income is the single most significant component of the Company's earnings. Net interest income is comprised of interest income and loan-related fees, less interest expense. Net interest income is affected by numerous factors, including the level, pricing, mix and maturity of earning assets and interest-bearing liabilities, as well as interest rate fluctuations. For purposes of this discussion, net interest income has been adjusted to a fully tax-equivalent basis, which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to income taxes.

Net interest income for 1998 was $17.4 million, an increase of 8% over 1997 net interest income of $16.1 million. In 1997, net interest income grew 10% from $14.7 million in 1996.
The increase in net interest income in 1998 is attributable to the $39 million, or 11%, increase in interest-earning assets, which averaged $381 million in 1998, compared to $342 in 1997.

The net interest margin was 4.57% in 1998, as compared to 4.72% in 1997 and 4.56% in 1996. The decrease of 15 basis points in 1998 is attributable to the current interest rate environment and to competition in the South Florida market for both deposits and high-quality loans.

The following table presents the Company's average balance, interest earned or paid, and average interest rates earned or paid for each of the years ended December 1998, 1997 and 1996.



                 AVERAGE BALANCES AND INTEREST RATES
                       (Dollars In Thousands)

                      1998                   1997                  1996
                    INTEREST               INTEREST              INTEREST
             AVERAGE INCOME/ AVG   AVERAGE  INCOME/ AVG   AVERAGE INCOME/ AVG
             BALANCE EXPENSE RATE  BALANCE  EXPENSE RATE  BALANCE EXPENSE RATE

INTEREST-EARNING ASSETS:
Loans (1)  $183,379 $16,239 8.86% $148,522 $13,406 9.03% $110,381 $ 9,989 9.05%
Investments,
  taxable   152,843   9,488 6.21%  156,560  10,003 6.39%  172,820  11,318 6.55%
Investments,
non-taxable2)31,340   2,438 7.78%   26,818   2,297 8.57%   27,618   2,370 8.58%
Fed funds    13,327     708 5.31%   10,026     542 5.41%   12,748     674 5.29%
TOTAL INTEREST-EARNING
  ASSETS    380,889  28,873 7.58%  341,926  26,248 7.68%  323,567  24,351 7.53%
NON-INTEREST-EARNING ASSETS:
Cash and due from
   banks     17,807                 15,897                 14,304
Other assets 18,853                 17,701                 18,580
TOTAL NON-INTEREST-EARNING
  ASSETS     36,660                 33,598                 32,884
TOT ASSETS $417,549               $375,524               $356,451
INTEREST-BEARING LIABILITIES:
Interest-bearing
 checking  $ 53,153    633 1.19%  $ 47,374     566 1.19% $ 47,002     604 1.29%
Money market
 deposits    42,396  1,271 3.00%    38,191     889 2.33%   40,296     911 2.26%
Savings deps 21,952    394 1.79%    22,459     403 1.79%   25,958     472 1.82%
Time deps   145,650  7,608 5.22%   131,562   6,750 5.13%  126,154   6,502 5.15%
Borrowed fnds34,548  1,572 4.55%    32,336   1,497 4.63%   24,972   1,121 4.49%
TOTAL INTEREST-BEARING
   LIABS    297,699 11,478 3.86%   271,922  10,105 3.72%  264,382   9,610 3.63%
NON-INTEREST-BEARING LIABILITIES:
Non-interest-bearing
   deposits  72,766                 61,672                 51,741
Other liabs   3,469                  2,721                  2,499
TOTAL NON-INTEREST-BEARING
   LIABS     76,235                 64,393                 54,240
STOCKHOLDERS'
   EQUITY    43,615                 39,209                 37,829
TOTAL LIABILITIES & STOCKHOLDERS'
   EQUITY  $417,549               $375,524               $356,451

NET INTEREST INCOME AND NET YIELD ON AVERAGE EARNING
 ASSETS (3)         17,395 4.57%            16,143 4.72%           14,741 4.56%
Less tax-equivalent adjustment
 included above       (709)                   (781)                  (806)
NET INTEREST INC       $16,686                 $15,362                $13,935

(1) For purposes of this analysis, non-accruing loans were included in the computation of average balances.
(2) On a fully equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
(3) The net yield on average earning assets is net interest income divided by average interest-earning assets.

The net yield is affected by changes in the mix and volume, as well as the changes in interest rates, of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense, and net interest income for the periods indicated.

             RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
               (ON A FULLY TAXABLE EQUIVALENT BASIS)
                          (In Thousands)

                          1998 COMPARED TO 1997        1997 COMPARED TO 1996

                          VOLUME   RATE   CHANGE        VOLUME   RATE   CHANGE
INTEREST EARNED ON:
Loans (1)                 $3,149  $ (316) $2,833        $3,455  $ (46)  $3,409
Investments, Taxable        (237)   (278)   (515)       (1,220)   (95)  (1,315)
Investments, Non-Taxable     387    (246)    141           (45)    (3)     (48)

Federal Funds                178     (12)    166          (144)    12     (132)

TOTAL INTEREST INCOME      3,477    (852)  2,625         2,046   (132)   1,914

INTEREST PAID ON:
Now Accounts                  69      (2)     67             5    (42)     (37)
Savings Deposits              (9)      0      (9)          (64)    (6)     (70)
Money Market Deposits         98     284     382           (47)    25      (22)
Time Deposits                723     135     858           279    (30)     249
Borrowed Funds               102     (27)     75           331     44      375

TOTAL INTEREST EXPENSE       983     390   1,373           504     (9)     495

CHANGE IN NET INTEREST
INCOME                    $2,494 $(1,242) $1,252        $1,542  $ (123) $1,419

(1) For the purposes of this analysis, non-accruing loans were included in the computation of average balances.


Non-interest Income

Non-interest income for 1998 was $2.61 million, compared to $2.60 million in 1997 and $3.03 million in 1996. These figures include gains on sales of securities of $108,000, $88,000 and $698,000 for 1998, 1997 and 1996,
respectively. While it appears that non-interest income remained level during 1998, 1997 non-interest income included a nonrecurring gain of $95,000 for the sale of property owned by the Company, while 1998 non-interest income contains only a $20,000 non-recurring item. Excluding these non-recurring gains, 1998 non-interest income increased 3.5%. The increase in recurring non-interest income is due primarily to increases in wire fee income, account maintenance fee income, ATM income and credit card processing income, partially offset by a decrease in overdraft charge income.


Non-interest Expense

Non-interest expenses for 1998 were $12.2 million compared to $11.3 million in 1997 and $18.0 million, or $10.95 million, excluding nonrecur-ring charges, in 1996. The 8% increase during 1998 is primarily due to expenses associated to the addition of two new branches during 1998. Salaries and employee benefits rose $621,000, or 9.8%, due to the increase in average full-time equivalent employees, from 167 in 1997 to 179 in 1998. Also contributing to the increase were regular salary increases, increased medical insurance of $40,000 and increased 401K matching contri-butions of $25,000. Additionally, data processing costs rose $117,800, due in part to Year 2000 associated expenses, and advertising rose $70,500 due to efforts to market the branches opened during 1998.

The following table summarizes the various categories of non-interest expense for the years ended December 31, 1998, 1997, and 1996.

                             NON-INTEREST EXPENSE
                                (In Thousands)
                                         1998      1997      1996
Salaries and employee benefits          $6,960    $6,339    $5,663
Occupancy                                1,219     1,216     1,125
Furniture and equipment                    947       889       835
Data processing                            845       727       588
Legal and professional fees                295       366       414
Stationery and supplies                    247       225       225
Insurance                                  183       187       205
Advertising                                182       111       125
Amortization                               179       179       402
Administrative service charge              148        92       104
Telephone                                  145       130       126
FDIC insurance                             125       122       274
Intangible tax                             115       100        79
Armored carrier and courier                102        70        79
Security                                    96        53        53
State fees and assessments                  76        70        67
Postage                                     61        70        90
Dues and subscriptions                      55        73        70
Other expenses                             196       273       421
  Total recurring non-interest charges  12,176    11,292    10,945
Non-recurring charges:
  Goodwill impairment charge                 -         -     5,926
  FDIC insurance - SAIF assessment           -         -     1,133

  Total non-interest expense           $12,176   $11,292   $18,004

Taxes

For the years ended December 31, 1998, 1997, and 1996, the Company record-ed an income tax expense/(benefit) of approximately $2.03 million, $1.98 million, and ($1.28) million, respectively. Accordingly, the Company's effective tax rates were 30%, 30%, and (61%) for 1998, 1997 and 1996, respectively. The 1996 effective rate consisted primarily of a federal statutory rate based on a loss and a significant amount of tax-exempt interest income. The determination of effective rates reflects items which are not reported for income tax purposes, primarily tax-exempt interest income and the amortization of goodwill.



                      FINANCIAL CONDITION ANALYSIS

Investment Securities

The Company's investment securities portfolio of $176.5 million at Decem-ber 31, 1998, consisted of securities available for sale of $119.1 mil-lion, which are carried at fair value, and securities held to maturity of $57.4 million, which are carried at amortized cost. This compares to investment securities of $178.1 million at December 31, 1997, which consisted of securities available for sale of $95.1 million, and securi-ties held to maturity of $83.0 million. The investment portfolio balance remained steady during 1998, as new deposits were used to fund loans. The ratio of available for sale investments to total investments increased to 67% in 1998 from 53% in 1997, as management chose to increase its flexi-bility to manage the portfolio to meet Asset/Liability and interest rate sensitivity goals.

The portfolio of securities available for sale at December 31, 1998, had a net unrealized gain of $2.7 million, net of taxes, as compared to $2.6 million, net of taxes, at December 31, 1997.

The following table presents the Company's investment portfolio as of December 31, 1998, 1997, and 1996.

                           INVESTMENT PORTFOLIO SCHEDULE
                                   (In Thousands)
                                                     At December 31,
                                              1998       1997         1996
Investment securities available for sale (at fair value):
U.S. Treasury Obligations                   $4,025     $11,088      $4,056
U.S. Government Agencies                    96,036      79,653      79,039
Municipal Obligations                       13,907           -           -
Other                                        5,104       4,313       2,684
    Total investment securities
       available for sale                 $119,072     $95,054     $85,779

Investment securities held to maturity (at cost):
U.S. Government Agencies                   $32,766     $56,448     $76,822
Municipal Obligations                       24,314      26,114      27,762
Other                                          350         450         350
    Total investment securities
       held to maturity                    $57,430     $83,012    $104,934

Mortgage-backed securities,
    included in U.S. Government Agencies   $60,141     $49,963     $62,355

The maturities and weighted average yields of investment securities, excluding corporate stock, as of December 31, 1998 and 1997, are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities.

                      INVESTMENT SECURITIES MATURITIES & YIELDS
                                (Dollars in Thousands)

                                     At December 31, 1998, Maturing
                             1 Year      1 Year to     5 Years to      After
                            or Less       5 Years       10 Years     10 Years
                          Amount Yield  Amount Yield  Amount Yield  Amount Yield
Maturity Distributions Available for Sale (1)
U.S. Treasury Obligations$4,025 6.11% $     -    -  $     -    -  $     -    -
U.S. Government Agencies      -    -   17,324 6.18%  54,203 6.31%  24,510 6.56%
Municipal Obligations         -    -        -    -        -    -   13,907 6.57%
Other                         -    -        -    -        -    -        -    -
                         $4,025       $17,324       $54,203       $38,417


Maturity Distributions Held to Maturity
U.S. Government Agencies $1,377 6.13%  $2,810 5.89%       -    -  $28,579 6.94%
Municipal Obligations(2)  1,175 6.90%   5,551 7.77% $16,651 8.62%     937 7.73%
Other                       350 5.19%       -    -        -    -        -    -
                         $2,902        $8,361       $16,651       $29,516

(1) As investment securities available for sale are to be held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.
(2) On a fully taxable equivalent basis using 34% federal income tax rate, reduced by the non-deductible portion of interest expense.


Loans

At December 31, 1998, the balance of the loan portfolio was $202 million, an increase of 17% over the loan portfolio balance of $173 million at December 31, 1997. Average loans were $183 million in 1998, compared to $149 million and $110 million in 1997 and 1996, respectively. The planned growth of the loan portfolio is a strategic goal which the Company implemented in 1996. Asset quality remains strong, with non-performing assets at 0.12% of total assets at December 31, 1998.

The following table presents the composition of the loan portfolio:

                          LOAN PORTFOLIO ANALYSIS
                          (Dollars In Thousands)
                                        December 31,
     1998            1997           1996           1995           1994
 AMOUNT    %     AMOUNT    %     AMOUNT    %    AMOUNT    %    AMOUNT    %
Commercial & financial
$ 34,415 17.04% $ 30,454 17.64% $ 23,662 18.16% $16,497 18.38% $16,001 22.25%
Real estate mortgages (1)
 148,564 73.56%  124,892 72.34%   95,711 73.47%  67,698 75.42%  51,744 71.97%
Installment and other loans
  18,984  9.40%   17,302 10.02%   10,902  8.37%   5,572  6.20%   4,154  5.78%
    Total loans
 201,963 100.00% 172,648 100.00% 130,275 100.00% 89,767 100.00% 71,899 100.00%

Less:
    Allowance for loan losses
  (2,430)         (2,247)         (2,049)        (1,199)        (1,305)
    Total loans, net
$199,533        $170,401        $128,226        $88,568        $70,594

(1) Real estate mortgages consist primarily of commercial real estate loans.

The following tables present the maturities of loans (excluding installment loans) outstanding at December 31, 1998, 1997, and 1996, and an analysis of sensitivities of loans due to changes in interest rates.

                         LOAN MATURITY SCHEDULE
                             (In Thousands)

                                             Due After
                               Due in 1     1 Year But    Due After
                             Year or Less  Before 5 Years  5 Years     Total
At December 31, 1998
   Commercial and financial     $17,888        $13,089     $ 3,438   $ 34,415
   Real estate mortgage          14,721         59,795      74,048    148,564

                       LOANS DUE AFTER ONE YEAR
                            (In Thousands)
                                               December 31,
Type of Interest Rate:                 1998        1997       1996
     Fixed                           $ 35,196   $ 16,171   $ 26,449
     Floating or adjustable           115,174    116,078     71,132
     Total                           $150,370   $132,249   $ 97,581

Allowance for Loan Losses

The allowance for loan losses (the allowance) at December 31, 1998, was $2.43 million, or 1.20% of loans. This is an increase of approximately $180,000 from 1997, when the allowance was $2.25 million. The allowance was increased in order to maintain a level deemed sufficient to absorb anticipated losses in the loan portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of actual operating experience and an estimate of the risks associated with specific loans and the loan portfolio.

Non-performing assets were $529,000 at December 31, 1998, compared to $103,000 at December 31, 1997. Asset quality remained high, as evidenced by the low ratio of total non-performing assets to total assets, .12%, .03% and
 .01%, at December 31, 1998, 1997, and 1996, respectively. With regard to classified loans, management is not aware of any trends or uncertainties which are expected to have a material impact on future operating results, liquidity, or capital resources, or of any information which would cause serious doubt as to the ability of such borrowers to repay. Although management uses the best information available to make determinations with respect to the allowance, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company's non-performing loans.

Net charge-offs for 1998 were $47,000, or 0.03% of average loans. This compares to net recoveries of $28,000 for 1997. The provision for loan losses was $230,000 in 1998, compared to $170,000 in 1997. There were no properties held in other real estate owned at December 31, 1998 or 1997.

The following table presents an analysis of the Company's allowance for loan losses for the last five years.

                     ALLOWANCE FOR LOAN LOSSES ANALYSIS
                            (Dollars In Thousands)
                                                 At December 31,
                                 1998      1997       1996     1995     1994
Average net loans outstanding
   during the period           $181,056  $146,359   $110,381  $75,163  $65,694
Total net loans at period end  $199,533  $170,401   $128,226  $88,568  $70,594

Beginning balance of allowance
   for loan losses             $  2,247  $  2,049   $  1,199  $ 1,305  $ 1,002

Loans charged-off:
    Commercial and financial          5        69         60      182       26
    Real estate mortgage             84         -        124       60       52
    Credit cards                      -         -          -        5        2
    Installment and other loans      28        43         30       54       28
Total loans charged-off             117       112        214      301      108

Recoveries of loans previously charged-off:
    Commercial and financial         53       126         18       95      365
    Real estate mortgage              5         5          4        -        1
    Credit cards                      -         -          -        9        8
    Installment and other loans      12         9          2       11       34
Total recoveries                     70       140         24      115      408

Net loans charged-off (recovered)    47       (28)       190      186     (300)
Provision for loan losses           230       170      1,040       80        3

Balance at period end          $  2,430  $  2,247    $ 2,049  $ 1,199  $ 1,305

Net charge-offs (recoveries) during the year to average
  net loans                         .03%    (0.02%)     0.17%    0.25%    (.46%)

Allowance as a percentage of non-performing
  loans                             459%     2182%      5254%     262%     247%


The following table presents a summary of the Company's non-performing assets for the last five years.

                               Non-Performing Assets
                                  (Dollars In Thousands)
                                              At December 31,
                                      1998   1997   1996   1995   1994
Non-accrual loans:
     Commercial and financial        $ 529  $   -  $  39  $   -  $   -
     Real estate mortgage                -    103      -    458    528
Total non-accrual loans                529    103     39    458    528
Total non-performing loans             529    103     39    458    528
Other real estate owned                  -      -      -      -      -
Total non-performing assets          $ 529  $ 103  $  39 $  458 $  528

Total non-performing assets to
     total assets                      .12%   .03%   .01%   .13%   .15%


The following table presents the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allow-ance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category. The allowance represents a reserve for potential losses existing in the loan portfolio.

                 ALLOWANCE FOR LOAN LOSSES BY CATEGORY
                        (Dollars In Thousands)
                           At December 31,
             1998      1997         1996         1995       1994
         % of            % of          % of           % of           % of
       Loans In       Loans In       Loans In       Loans In       Loans In
       Category       Category       Category       Category       Category
       To Total       To Total       To Total       To Total       To Total
 Amount  Loans  Amount  Loans  Amount  Loans  Amount  Loans  Amount  Loans
Commercial & financial
$  140  17.04% $  401  17.64% $  244  18.16% $  222  18.38% $  218  22.25%
Real estate mortgages (1)
   357  73.56%    259  72.34%    185  73.47%    186  75.42%    230  71.97%
Installment & other loans
    20   9.40%     47  10.02%     37   8.37%     14   6.20%     12   5.78%
Unallocated
 1,913          1,540          1,583            777            845
  Total allowance for loan loss
$2,430 100.00% $2,247 100.00% $2,049 100.00% $1,199 100.00% $1,305 100.00%

(1) Real estate mortgages consist primarily of commercial real estate mortgage loans.

Deposits

The Company's deposit base is its primary funding source. Management believes that substantially all of the Company's depositors are residents in its primary market area. The Company does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business of the Company.

Average total deposits increased $34.7 million, or 11.5%, to $335.9 million in 1998, while average borrowed funds (repurchase agreements) increased by $2.2 million, from $32.5 million to $34.7 million. The largest increase by category of deposits was certificates of deposit, which grew $14.1 million, or 10.7%, due in part to a premium-rate six-month certificate campaign. The campaign targeted the new and small deposit base branches and increased deposits by approximately $10 million. Demand deposits grew $11.1 million, or 18.0%, and interest-bearing checking grew $5.8 million, or 12.2%, due in part to accounts brought in with the certificate of deposit campaign, and deposits brought in with new loan relationships. Money market accounts increased $4.2 million, or 11.0%, due primarily to the new tiered interest rate structure.

The following table presents the average balances and average weighted rates for the Company's categories of deposits for the years ended December 31, 1998, 1997, and 1996.

                 AVERAGE DEPOSIT BALANCES & WEIGHTED AVERAGE RATES
                              (Dollars In Thousands)
                                   Years Ended December 31,
                       1998                  1997                  1996
              Average  Avg  % of Tot Average Avg  % of Tot Average Avg  % of Tot
              Balance  Rate Deposits Balance Rate Deposits Balance Rate Deposits
Non-interest bearing
   deposits  $ 72,766    -   21.66% $61,672    -   20.47% $51,741    -   17.77%
Interest-bearing
   checking    53,153 1.19%  15.82%  47,374 1.19%  15.73%  47,002 1.29%  16.14%
Savings deps   21,952 1.79%   6.54%  22,459 1.79%   7.45%  25,958 1.82%   8.92%
Money market
   accounts    42,396 3.00%  12.62%  38,191 2.33%  12.68%  40,296 2.26%  13.84%
Time depositS 145,650 5.22%  43.36% 131,562 5.13%  43.67% 126,154 5.15%  43.33%
    Totals   $335,917 2.95% 100.00%$301,258 2.86% 100.00%$291,151 2.92% 100.00%

The following table presents the maturity of certificates of deposit over $100,000 as of December 31, 1998.

                          MATURITY SCHEDULE
                  CERTIFICATES OF DEPOSIT >$100,000
                       (Dollars In Thousands)
                                    Balance    Percent
Less than 3 months                  $16,798     31.50%
3 to 6 months                         8,172     15.32%
6 to 12 months                       24,165     45.31%
More than 12 months                   4,194      7.87%
Total                               $53,329    100.00%

Short Term Borrowings

The following table presents a summary of the Company's short term borrowings at December 31, 1998, 1997, and 1996:

                       SHORT-TERM BORROWINGS
                       (Dollars In Thousands)
                                                     Years Ended December 31
                                                   1998        1997      1996

Securities sold under agreements
to repurchase at year-end                          $33,978   $31,285   $29,203

Weighted average rate of securities sold under
agreement to repurchase at year-end                   3.84%     4.62%     4.41%

Average amount of securities sold under agreements
to repurchase during the year                      $34,550   $32,336   $24,972

Weighted average rate of securities sold under
agreement to repurchase during the year               4.55%     4.63%     4.49%

Maximum amount of securities sold under agreements
to repurchase at any month during the year         $40,005   $37,127   $31,683

Capital

Shareholders' equity increased $2.8 million in 1998 to $44.7 million. Shareholders' equity was increased by (i) $4.9 million from net income, (ii) $177,000, net of tax, from other comprehensive income relating to unrealized holding gains on available-for-sale securities, and (iii) by $245,000 from the issuance of common stock resulting from the exercise of options. Shareholders' equity was reduced by $1.8 million for dividends declared on common stock, $671,000 for the purchase of treasury stock and $4,000 for cash paid in lieu of fractional shares from the stock dividend. For the year ended December 31, 1998, the return on average equity was 11.14%, compared to 11.54% for the year ended December 31, 1997.

At year-end 1998 and 1997, there were 3,721,798 (including 39,136 shares of treasury stock) and 3,523,095 (including 5,512 shares of treasury stock) shares of common stock outstanding, respectively. There were 221 shareholders of record as of December 31, 1998, and the Company believes that it has approximately 850 additional beneficial shareholders.

During 1998, the Company declared cash dividends of $0.49 per common share, a 63% increase over 1997 cash dividends of $0.30 per common share. The 1998 cash dividend included a special cash dividend of $0.08 per common share, declared in December, 1998. Cash dividends declared totaled $1.8 million and $1.1 million in 1998 and 1997, respectively. Dividends declared but not paid amounted to $705,000 and $317,000 in 1998 and 1997, respectively. In addition to the cash dividends, the Company declared 5% stock dividends in December, 1998 and December, 1997. Cash dividends per common share have been adjusted for the effects of the stock dividends.

The Company's common stock trades on the Nasdaq Stock Market under the symbol CLBK. High, low, and closing prices for the years ended December 31, 1998 and 1997, by quarter, are as follows:

                                RECENT COMMON STOCK PRICES

                              1998                              1997
                 High         Low       Close       High        Low      Close
First Quarter   $25 1/2     $22 3/4    $23 1/2     $16 1/4     $14      $15 3/4
Second Quarter   25 5/8      23 1/2     24 1/4      19 1/8      15 5/8   19
Third Quarter    24 1/2      19 5/8     22          22 3/4      18 1/4   22 3/4
Fourth Quarter   24          19 1/2     23          26 7/8      21 7/8   24 1/4

Continued growth and profitability of the Company are dependent upon mainten-ance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity, and earnings history. At December 31, 1998, the Company and the Bank were rated "well capitalized" by their regulatory agency. It is management's goal to maintain its "well capitalized" category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders' equity less goodwill and plus/less the unrealized loss/gain on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale equity securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company's leverage ratio at December 31, 1998, was 9.52%, compared to 9.69% at year-end 1997, and compared to the regulatory guideline of 5% for "well capitalized" institutions.

The following table presents the regulatory capital levels and ratios of the Company at December 31, 1998, 1997, and 1996.

                              REGULATORY CAPITAL
                                                         December 31
                                                     (Dollars In Thousands)
                                                    1998       1997     1996
Tier I Capital:
  Stockholders' equity less intangible assets (1) $ 41,214  $ 38,404  $ 34,806
Tier II Capital:
  Allowance for loan loss                            2,430     2,247     2,049
  45% of unrealized gain on available for sale
  equity securities                                  1,404         -         -
    Total Capital                                 $ 45,048  $ 40,651  $ 36,855

Risk-adjusted assets                              $254,785  $211,943  $177,157

Risk-based capital ratios (2)
  Tier I Capital                                     16.18%    18.12%    19.65%
  Total Capital                                      17.68%    19.18%    20.80%
  Leverage Ratio                                      9.52%     9.69%     9.45%

(1) Adjusted for the unrealized holding gain/loss on securities available for sale and goodwill. The Company's principal source of capital is generated through earnings and issuance of stock.
(2) The regulatory minimum risk-based ratios are: Tier I Capital-4%; Total Capital 8%. The regulatory minimum Leverage Ratio is 3%.

Liquidity

The objective of liquidity management is to maintain cash flow requirements to meet immediate and ongoing future needs for loan demand, deposit withdrawals, maturing liabilities, and expenses. In evaluating actual and anticipated needs, management seeks to obtain funds at the most economical cost. Manage-ment believes that the level of liquidity is sufficient to meet future funding requirements.

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs. The Bank's principal sources of funds are deposits, repurchase agreements, payments on loans, paydowns, maturities and sales of investments, and capital contributions by the Company.

As an additional source of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $62 million, and Federal Funds purchased lines available at correspondent banks amounting to $13 million.

The Bank's primary use of funds is to originate loans and purchase investment securities. In 1998, 1997 and 1996, the net change in loans was an increase of $29.3 million, $42.2 million and $40.6 million, respectively, and the Bank purchased $106.5 million, $45.1 million, and $80.1 million of investment securities. Funding for the above came primarily from increases in deposits of $30.6 million and $21.0 million in 1998 and 1997, respectively, and increases in securities sold under agreement to repurchase of $2.7 million in 1998, $2.1 million in 1997, and $16.0 million in 1996, and in proceeds from maturities and sales of investment securities of $108.2 million, $59.4 million and $114.2 million in 1998, 1997 and 1996, respectively.

Asset/Liability Management and Interest Rate Risk

Changes in interest rates can substantially impact the Company's long-term profitability and current income. An important part of management's efforts to maintain long-term profitability is the management of interest rate risk. The goal is to maximize net interest income within acceptable levels of interest rate risk and liquidity. Interest rate exposure is managed by monitoring the relationship between interest-earning assets and interest-bearing liabilities, focusing on the size, maturity or repricing date, rate of return and degree of risk. The Company's Asset/Liability Management Committee oversees the interest rate risk management and reviews the Company's asset/liability structure on a quarterly basis.

The Company uses interest rate sensitivity, or GAP analysis to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. Other methods such as simulation analysis are utilized in evaluating the Company's interest rate risk position. The table presented below shows the Company's GAP analysis at December 31, 1998.

                          INTEREST RATE SENSITIVITY ANALYSIS
                                (Dollars In Thousands)
                                            Term to Repricing
                                                              Over 1 Year
                                90 Days   91 - 181  182 - 365 & Non-rate
                                or Less     Days      Days     Sensitive Total
Interest-earning assets:
    Federal funds sold         $  16,186 $       - $       -  $      - $ 16,186
    Investment securities         19,089    16,358    37,594   103,461  176,502
    Gross loans
       (excluding non-accrual)   101,157    30,122    26,489    43,666  201,434
   Total interest-earning assets 136,432    46,480    64,083   147,127  394,122

Interest-bearing liabilities:
    Interest-bearing checking          -         -         -    58,984   58,984
    Money-market                       -    10,481    10,481    20,961   41,923
    Savings                            -         -         -    22,807   22,807
    Time deposits                 58,033    34,497    31,290    23,949  147,769
    Borrowed funds                33,978         -         -         -   33,978
    Total interest-bearing
       liabilities                92,011    44,978    41,771   126,701  305,461
Interest sensitivity gap        $ 44,421 $   1,502  $ 22,312 $  20,426 $ 88,661
Cumulative gap                  $ 44,421 $  45,923  $ 68,235 $  88,661
Cumulative ratio of interest-earning assets to
    interest-bearing liabilities     148%      134%      138%      129%
Cumulative gap as a percentage of total
    interest-earning assets         11.3%     11.7%     17.3%     22.5%

Management assumptions reflect the Company's estimate of the anticipated repricing sensitivity of non-maturity deposit products. Interest-bearing checking and savings accounts have been allocated to the "over 1 year" category, and money market accounts 25% to the "91-181 days" category, 25% to the "182-365 days" category, and 50% to the "over 1 year" category.

The Company uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a "rate shock" analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions, and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future interest rate changes on net income. As of December 31, 1998, the Company's simulation analysis projects a decrease to net interest income of 5.87%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would increase by 4.65%.
These projected levels are within the Company's policy limits.


Year 2000 Compliance

The Company began addressing Year 2000 ("Y2K") risk factors in 1996, forming a Y2K Management committee and a Y2K Board of Directors committee in 1997 to oversee the progress on the Y2K project. The management committee began by evaluting the necessary updates to computer, communication and other systems which may be affected by the upcoming date change. The committee began to monitor all vendors and to survey large corporate customers to gauge their Y2K readiness and the potential affects to the Company should they not become year 2000 compliant. A Y2K plan was developed in which each individual project was identified, assigned a priority, and monitored for final compliance. A project is considered to be compliant when the vendor has verified that the software/hardware is compliant, and internal testing has been completed.
The Company uses a vendor-provided system for its core bank processing and for all other data processing applications. The Company does not develop in-house software.

As of December 31, 1998, the Company has completed testing of all applications considered to be critical to the functioning of the Company, or "mission critical" applications, with the exception of ATM processing, which is sche-duled for June, 1999. During the testing phase, all tested applications have successfully processed dates in the year 2000. The Company expects to complete testing of any remaining applications during the first and second quarters of 1999. The Company has developed a contingency plan that identifies alternate systems or other methods of processing in the event that the existing mission critical systems are not able to operate in part, or in whole, after December 31, 1999. The contingency plan identifies numerous scenarios, and includes the alternate process to be used, personnel needs, equipment needs and cost estimates for each scenario.

As of December 31, 1998, the Company has identified costs of approximately $400,000 related to the Y2K issue, including hardware and software upgrades, installation and human resources. Approximately $190,000 and $40,000 was utilized during 1998 and 1997, respectively.

The Company continues to bear some risk arising from Year 2000 issues and could be adversely affected should significant customers fail to address the issues appropriately, or should vendors of the Company fail to perform due to unforeseen circumstances. The Company is conferring with its lending customers to evaluate their Y2K readiness and to encourage the prompt implementation of Y2K projects if none is currently underway. At this time, management has no reason to believe that any customer with a significant banking relationship is failing to take appropriate action to reach year 2000 compliance, or that its software vendors will be unable to perform.

The above reflects management's best estimates, which include numerous assumptions of future events. The actual results could differ materially from those shown due to these estimates, assumptions and forward looking statements.


Fourth Quarter Results

Net income for the fourth quarter, 1998 was $1.22 million, or $0.32 per common share, compared to $1.20 million, or $0.31 per common share in the fourth quarter of 1997. Fourth quarter 1998 earnings represent a 1.13% annualized return on assets and a 10.71% annualized return on average equity. Tax-equivalent net interest income for the fourth quarter of 1998 was $17.4 million, a 7% increase over fourth quarter 1997 net interest income of $16.1 million. The increase is the result of growth in average earning assets, which increased 12% for the quarter. The tax-equivalent net interest yield declined 18 basis points, to 4.56% for the quarter ended December 31, 1998. The decline is attributable to the current interest rate environment.

The provision for loan losses was $70,000 for the fourth quarter of 1998, as compared to $30,000 for the same period in 1997. In both years, the provision was small due to the low charge-off activity and the adequacy of the allowance for loan losses.

Non-interest income for the fourth quarter of 1998 was $732,000, an increase of $91,000, or 14%, over 1997. Included in fourth quarter 1998 is a security gain
of $40,000.   Noninterest expense was $3.2 million for the fourth quarter of
1998, an increase of $400,000, or 14%, from the same period in 1997. The increased expenses were primarily the result of the addition of two new branches during the year.

The financial data for the fourth quarter of 1998 and 1997 was not reviewed by the Company's independent certified public accountants in accordance with standards established for such reviews.


Forward-Looking Statements

This Annual Report to Stockholders(in particular, the sections entitled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the discussion of business) may contain forward-looking statements(within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), representing the Company's expectations and beliefs concerning future events. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the Company's effective and timely initiation and development of new client relationships, the maintenance of existing client relationships and programs, the recruitment and retention of qualified personnel, changes in competition, the adequacy of cash flows from operations and available financing to fund capital needs and future growth, changes in governmental rules and regulations applicable to the Company, and other risks in the Company's filings with the Securities and Exchange Commission. The Company cautions that its discussion of these matters is further qualified, as these risks and uncertainties are beyond the ability of the Company to control. In many cases, the Company cannot predict the risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.


            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Commercial Bankshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Commercial Bankshares, Inc. and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

Miami, Florida
January 15, 1999

                   COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997
                     (Dollars In Thousands, Except Share Data)

                                                            1998       1997
Assets:
     Cash and due from banks                              $ 19,047  $ 17,222
     Federal funds sold                                     16,186    10,339
         Total cash and cash equivalents                    35,233    27,561
     Investment securities available for sale, at fair value
         (cost of $115,113 in 1998 and $91,381 in 1997)    119,072    95,054
     Investment securities held to maturity, at cost
          (aggregate fair value of $59,267 in 1998
          and $85,174 in 1997)                              57,430    83,012
     Loans, net                                            199,533   170,401
     Premises and equipment, net                            13,990    13,230
     Accrued interest receivable                             3,148     2,755
     Goodwill, net                                             793       972
     Other assets                                            3,402     3,214
         Total assets                                     $432,601  $396,199

Liabilities and stockholders' equity:
     Deposits:
         Demand                                           $ 78,932  $ 65,646
         Interest-bearing checking                          58,984    52,303
         Money market                                       41,923    44,014
         Savings                                            22,807    21,416
         Time                                              147,769   136,465
         Total deposits                                    350,415   319,844

      Securities sold under agreements to repurchase        33,978    31,285
      Accounts payable and accrued liabilities               2,833     2,493
      Accrued interest payable                                 638       648
          Total liabilities                                387,864   354,270

Commitments and contingencies (Notes 4,11 and 15)

Stockholders' equity:
       Common stock, $.08 par value, 6,562,500
           authorized shares, 3,721,798 issued and
           outstanding (3,523,095 in 1997)                     296       282
       Additional paid-in capital                           39,313    35,013
       Retained earnings                                     3,136     4,148
       Accumulated other comprehensive income on
           investment securities available for sale,
           net of tax                                        2,730     2,553
       Treasury stock, 39,136 shares in 1998 and
           5,512 shares in 1997, at cost                      (738)      (67)
           Total stockholders' equity                       44,737    41,929
           Total liabilities and stockholders' equity     $432,601  $396,199


The accompanying notes are an integral part of these financial statements.


                  COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
             for the years ended December 31, 1998, 1997, and 1996
                   (Dollars In Thousands, Except Share Data)

                                            1998      1997      1996
Interest income:
     Interest and fees on loans           $16,239   $13,406   $ 9,997
     Interest on investment securities
          Taxable                           9,488    10,003    11,318
          Tax exempt                        1,729     1,516     1,564
     Interest on federal funds sold           708       542       674
          Total interest income            28,164    25,467    23,553

Interest expense:
     Interest on deposits                   9,906     8,608     8,489
     Interest on securities sold under
          agreements to repurchase          1,572     1,497     1,121
          Total interest expense           11,478    10,105     9,610
          Net interest income              16,686    15,362    13,943
Provision for loan losses                     230       170     1,040
Net interest income after provision for
          loan losses                      16,456    15,192    12,903

Non-interest income:
     Service charges on deposit accounts    1,998     1,998     1,793
     Other fees and service charges           507       512       534
     Security gains, net                      108        88       698
          Total non-interest income         2,613     2,598     3,025

Non-interest expense:
     Salaries and employee benefits         6,960     6,339     5,663
     Occupancy expense                      1,219     1,216     1,125
     Furniture and equipment expense          947       889       835
     Data processing                          845       727       588
     Professional fees                        295       366       414
     Stationary and supplies                  247       225       225
     Amortization                             179       179       402
     FDIC insurance                           125       122       274
     Non-recurring charges                      -         -     7,059
     Other                                  1,359     1,229     1,419
           Total non-interest expense      12,176    11,292    18,004

           Income(loss) before income taxes 6,893     6,498    (2,076)
Provision for (benefit from) income taxes   2,033     1,975    (1,280)
           Net income (loss)              $ 4,860   $ 4,523    $ (796)
Earnings (loss) per common and common equivalent share:
     Basic                                $  1.31   $  1.23    $ (.24)
     Diluted                              $  1.27   $  1.20    $ (.24)

Weighted average number of shares and common equivalent shares:
     Basic                              3,704,351 3,692,514  3,693,717
     Diluted                            3,830,025 3,778,852  3,693,717


The accompanying notes are an integral part of these financial statements.

          COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME for the years ended December 31, 1998, 1997, and 1996
                          (In Thousands)

                                    1998       1997       1996
Net income (loss)                 $4,860      $4,523     $(796)
Other comprehensive income, net of tax:
  Unrealized holding gains arising
       during the period             233       1,065       940
  Reclassification adjustments for gains realized
       in net income (loss)          (56)          -      (431)
  Other comprehensive income         177       1,065       509
Comprehensive income (loss)       $5,037      $5,588     $(287)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             for the years ended December 31, 1998, 1997, and 1996
                      (In Thousands Except Share Data)

                                            Add'l           Accum       Total
                            Shares of       Paid-           Other       Stock-
                             Common  Common  in    Retained Comp. Treas holders
                             Stock   Stock Capital Earnings  Inc  Stock Equity
Balance at January 1, 1996  3,189,810 $255 $28,583 $8,594 $  979     -  $38,411
  Exercise of stock options     4,000    1      42      -      -     -       43
  Purchase of treasury stock        -    -       -      -      -   (67)     (67)
  Unrealized holding gain           -    -       -      -    509     -      509
  Dividends - common stock
     $0.17 per share                -    -       -   (655)     -     -     (655)
  5% stock dividend           159,624   12   2,322 (2,335)     -     -       (1)
  Net loss                          -    -       -   (796)     -     -     (796)

Balance at Dec 31, 1996     3,353,434  268  30,947  4,808  1,488   (67)  37,444
  Exercise of stock options     2,000    -      20      -      -     -       20
  Unrealized holding gain           -    -       -      -  1,065     -    1,065
  Dividends - common stock
     $0.30 per share                -    -       - (1,120)     -     -   (1,120)
  5% stock dividend           167,661   14   4,046 (4,063)     -     -       (3)
  Net income                        -    -       -  4,523      -     -    4,523

Balance at Dec 31, 1997     3,523,095  282  35,013  4,148  2,553   (67)  41,929
  Exercise of stock options    21,595    1     244      -      -     -      245
  Purchase of treasury stock        -    -       -      -      -  (671)    (671)
  Unrealized holding gain           -    -       -      -    177     -      177
  Dividends - common stock
     $0.49 per share                -    -       - (1,799)     -     -   (1,799)
  5% stock dividend           177,108   13   4,056 (4,073)     -     -       (4)
  Net income                        -    -       -  4,860      -     -    4,860

Balance at Dec 31, 1998     3,721,798  296  39,313  3,136  2,730  (738)  44,737


The accompanying notes are an integral part of these financial statements.


             COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS
         for the years ended December 31, 1998, 1997, and 1996
                          (In Thousands)
                                            1998         1997        1996
Cash flows from operating activities:
  Net income (loss)                       $   4,860    $  4,523    $   (796)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
  Provisions for loan losses                    230         170       1,040
  Non-recurring charge                            -           -       5,926
  Depreciation, amortization,
    and accretion, net                        1,190       1,055       1,141
  Gain on disposal of premises
    and equipment, net                            -        (105)       (132)
  Gain on sale of investment securities, net   (108)        (88)       (698)
  Change in accrued interest receivable        (394)       (116)        475
  Change in other assets                       (187)         65      (3,126)
  Change in accounts payable and
    accrued liabilities                        (154)         51         376
  Change in accrued interest payable            (10)        (19)       (146)
    Net cash provided by operating activities 5,427       5,536       4,060

Cash flows from investing activities:
  Proceeds from maturities of investment securities
    held to maturity                         29,553      16,559      32,201
  Proceeds from sales of investment securities held
    to maturity                               1,197       1,864       9,668
  Proceeds from maturities of investment securities available
    for sale                                 69,327      41,000      53,675
  Proceeds from sales of investment securities available
    for sale                                  8,131           -      18,658
  Purchases of investment securities
    held to maturity                              -      (1,520)    (10,061)
  Purchases of investment securities
    available for sale                     (106,526)    (43,600)    (70,112)
  Net change in loans                       (29,261)    (42,235)    (40,624)
  Purchases of premises and equipment        (1,712)     (2,741)     (2,493)
  Proceeds from disposal of
    premises and equipment                      109         859         143
    Net cash used in investing activities   (29,182)    (29,814)     (8,945)

Cash flows from financing activities:
  Net change in demand, savings, interest-bearing checking,
    money market, and time deposit accounts  30,571      20,981      (1,051)
  Net change in securities sold under agreements to
    repurchase                                2,693       2,082      15,965
  Dividends paid                             (1,411)     (1,140)       (656)
  Proceeds from issuance of stock               245          20          43
  Purchase of treasury stock                   (671)          -         (67)
    Net cash provided by financing
       activities                            31,427      21,943      14,234

Increase (decrease) in cash and
   cash equivalents                           7,672      (2,335)      9,349
Cash and cash equivalents
   at beginning of year                      27,561      29,896      20,547
Cash and cash equivalents at end of year    $35,233     $27,561     $29,896
Supplemental disclosures:
  Interest paid                              $2,169      $1,330      $1,591
  Income taxes paid                          $2,128      $1,816      $  740


The accompanying notes are an integral part of these financial statements.


COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies:

      Commercial Bankshares, Inc. (the Company), a bank holding company, was incorporated on April 26, 1988, to acquire its wholly owned banking subsidiary, Commercial Bank of Florida (the Bank). The Bank is a Florida chartered banking corporation, which engages in commercial banking and related businesses from its fourteen facilities located in Miami-Dade County and Broward County, Florida.

      The accounting policies and reporting practices of the Company and its subsidiary conform to predominant practices in the banking industry and are based on generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial state-ments and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for loan losses. Actual results could differ from those estimates. The following is a description of the significant accounting policies.


      Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all material inter-company accounts and transactions.


      Cash and Cash Equivalents

      Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of those reserve balances at December 31, 1998 and 1997, were approximately $5.5 million and $4.5 million, respectively.


      Investment Securities

      The Company classifies its investment securities as follows:

      Held to maturity: Investment securities that management has the intent and the Company has the ability at the time of purchase to hold until maturity are classified as held to maturity. Securities in this catego-ry are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the constant yield method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statement of income.

      Available for sale: Investment securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Assets included in this category are those that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value.
      Both unrealized holding gains and losses on securities available for sale, net, are included as accumulated other comprehensive income in the consolidated balance sheets until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of income.



      Loans

      Loans are reported at their principal outstanding balance net of allow-ances for loan losses and deferred loan fees and origination costs. Interest income is generally recognized when income is earned, using the interest method. Loan origination fees and certain direct loan origina-tion costs are deferred and the net amounts are amortized as adjustments to interest income.


      Allowance for Loan Losses

      The adequacy of the allowance for loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable loan losses. Management's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfo-lio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered.

      The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance resulting from changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.


      Income Recognition on Impaired and Nonaccrual Loans

      Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collater-alized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an accept-able period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

      While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.


      Premises and Equipment

      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized over the remaining term of the applicable leases or their useful lives, whichever is shorter. Mainte-nance and repairs are charged to expense as incurred; improvements and betterments are capitalized. Upon retirement or disposition, the related costs and accumulated depreciation are removed from the ac-counts, and any resulting gains or losses are credited or charged to income.


      Goodwill

      Goodwill represents the unamortized costs in excess of the fair value of acquired net tangible assets, including the Bank and subsequent branch acquisitions. Goodwill is amortized on a straight line basis over 15 years. Management periodically evaluates whether events or circumstanc-es have occurred that would result in impairment in the value or life of goodwill based on historical and future earnings and cash flow projec-tions. Refer to Note 5 of Notes to the Consolidated Financial State-ments for discussion regarding a charge-off of goodwill in 1996.


      Other Real Estate Owned

      Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of fore-closure, or otherwise acquired from the debtor in lieu of repayment of the debt. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value less estimated costs to sell. Upon transfer of a loan to foreclosed status, an appraisal is obtained and any excess of the loan balance over the fair value less estimated costs to sell is charged against the allowance for loan losses. Revenues, expenses, and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 1998 and 1997, there was no other real estate owned.


      Income Taxes

      Deferred tax assets and liabilities are determined based on the differ-ence between the financial statement and tax bases of assets and liabil-ities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.


      Interest Rate Risk

      The Company's profitability is dependent to a large extent on its net interest income, which is the difference between income on interest-earning assets and interest expense on interest-bearing liabilities.
      The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive, or a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive, or a negative gap. An asset-sensitive position will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changing in market inter-est rates.


      Comprehensive Income

      The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" as of January 1, 1998. The income tax effects related to the components of other comprehensive income are as follows:

               1998                   1997                    1996
             Tax (Exp)              Tax (Exp)               Tax (Exp)
                or                     or                      or
       Gross  Benefit  Net   Gross   Benefit  Net     Gross  Benefit Net
Unrealized holding gains
 arising during period
        $369  ($136)  $233   $1,690  ($625)  $1,065   $1,488  ($548)  $940

Reclassification adjustments for
 gains realized in net income
         (88)    32    (56)       -      -        -     (684)   253   (431)

Other comprehensive income
        $281  ($104)  $177   $1,690  ($625)  $1,065   $  804  ($295)  $509


      Per Share Data

      During fiscal 1997, the Company adopted Statement of Financial Account-ing Standards No. 128, "Earnings Per Share" (EPS) (SFAS No. 128). SFAS No. 128 specifies new standards designed to improve the EPS information provided in financial statements by simplifying the existing computa-tional guidelines, revising the disclosure requirements, and increasing the comparatibility of EPS data on an international basis. EPS disclo-sures have been restated for all periods presented. This pronouncement did not have a material impact on the financial statements of the Company.


      New Accounting Pronouncement

      In June 1997, FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes stan-dards and disclosure requirements for the way companies report informa-tion about operating segments both in annual and interim reports issued to stockholders. SFAS No. 131 is effective for financial statements issued for periods beginning after December 15, 1997. This standard did not affect the consolidated financial statements, as the Company's only operating segment is in the general business of retail banking.

      In June 1998, FASB issued SFAS No. 133,"Accounting for Derivative Instru-ments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivatives and hedging activities. It requires that all derivatives be included as assets or liabilities in the balance sheet and that such instruments be carried at fair market value through adjustments to either other comprehensive income or current earnings or both, as appropriate. SFAS No. 133 is effective for financial state-ments issued for all fiscal quarters of fiscal years beginning after June 15, 1999. The impact of this standard is not expected to be material in relation to the consolidated financial statements.


      Reclassification

      Certain reclassifications have been made to the 1997 and 1996 consoli-dated financial statements to conform to the 1998 presentation. Such reclassifications had no impact on total assets, equity, net income, comprehensive income, or cash flows of the Company.



2. Investment Securities:

      The amortized cost and fair value of investment securities are summa-rized as follows (in thousands):

                                              December 31, 1998
                                               Gross      Gross
                                   Amortized Unrealized Unrealized   Fair
                                     Cost      Gains      Losses     Value
  Available for Sale Securities:
  U.S. Treasury Obligations       $  3,994    $    31     $   -    $  4,025
  U.S. Government Agencies          95,306        770       (40)     96,036
  State & Political Subdivisions    13,829        146       (68)     13,907
  Corporate Stock                    1,984      3,120         -       5,104

                                  $115,113    $ 4,067     $(108)   $119,072


  Held to Maturity Securities:
  U.S. Government Agencies        $ 32,766    $   396     $ (23)   $ 33,139
  State & Political Subdivisions    24,314      1,464         -      25,778
  Other                                350          -         -         350

                                  $ 57,430    $ 1,860     $ (23)   $ 59,267

                                              December 31, 1997
                                               Gross      Gross
                                   Amortized Unrealized Unrealized   Fair
                                     Cost      Gains     Losses      Value
  Available for Sale Securities:
  U.S. Treasury Obligations      $ 11,042     $    52     $  (6)   $ 11,088
  U.S. Government Agencies         79,604         103       (54)     79,653
  Corporate Stock                     735       3,578         -       4,313

                                 $ 91,381     $ 3,733     $ (60)   $ 95,054


  Held to Maturity Securities:
  U.S. Government Agencies       $ 56,448     $   807     $(120)   $ 57,135
  State & Political Subdivisions   26,114       1,486       (11)     27,589
  Other                               450           -         -         450

                                 $ 83,012     $ 2,293     $(131)   $ 85,174


         The amortized cost and fair value of investment securities excluding corporate stock and other securities at December 31, 1998, by contrac-tual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                         Available for Sale  Held to Maturity
                                          Amortized  Fair    Amortized  Fair
                                             Cost    Value      Cost    Value
      Due in one year or less               $ 3,994 $ 4,024   $ 2,552 $ 2,568
      Due after one year through five years  17,247  17,324     8,361   8,561
      Due after five years through ten years 53,612  54,203    16,651  17,874
      Due after ten years                    38,276  38,417    29,516  29,913

      Gross gains of approximately $119,000, $88,000 and $729,000, respec-tively, and gross losses of $11,000, $0 and $31,000, respectively, during 1998, 1997 and 1996, were realized on the sale of investment securities. During 1998, 1997 and 1996, the Company sold securities with a total book value of $1.18 million, $1.86 million, and $9.65 million, respectively, from the held to maturity portfolio. These sales did not call into question the Company's intent to hold other securities to maturity because one of the following criteria was met with each sale: (1) the Company had collected in excess of 85% of the principal outstanding, or (2) the security was within 90 days of maturity. The net gain on sale of these securities was $20,000 in 1998, $88,000 in 1997 and $14,000 in 1996.

      At December 31, 1998 and 1997, investment securities with an amortized cost of approximately $58.3 million and $64.7 million, respectively, were pledged as collateral for securities sold under agreements to repurchase, time deposits of governmental entities, treasury tax and loan deposits, and other borrowed funds.



3. Loans and Allowance for Loan Losses:

      The distribution of loans, by type, was as follows (in thousands):

                                                           1998      1997
                    Commercial and financial            $ 34,415   $ 30,454
                    Real estate and mortgage             148,564    124,892
                    Installment and other                 18,984     17,302
                                                         201,963    172,648
                    Less: allowance for loan losses       (2,430)    (2,247)

                    Loans, net                          $199,533    $170,401

      Loans on which the accrual of interest has been discontinued amounted to approximately $529,000 and $103,000 at December 31, 1998 and 1997, respectively. If non-accrual loans were on full accrual, additional interest income of approximately $13,000, $8,000 and $2,000 would have been recorded during 1998, 1997, and 1996, respectively.

      The Bank sold participations of loans to Independent Bankers of Florida during 1998 and 1997, amounting to $1,721,000 and $697,000 respectively. The total amount of loans to directors and executive officers amounted to $3,412,000 and $1,083,000 at December 31, 1998 and 1997, respective-
      ly.

      Transactions for loans to directors and executive officers were as follows (in thousands):

                                                              1998    1997
                    Balance, beginning of period            $1,083   $4,524
                    Loans and advances                       2,387      576
                    Payments                                   (58)  (4,017)
                    Balance, end of period                  $3,412   $1,083

      Transactions in the allowance for loan losses were as follows (in thousands):

                                                       1998   1997   1996
                    Balance, beginning of period      $2,247 $2,049 $1,199
                    Provision charged to operations      230    170  1,040
                    Loans charged off                   (117)  (112)  (214)
                    Recoveries                            70    140     24
                    Balance, end of period            $2,430 $2,247 $2,049


4. Premises and Equipment and Lease Commitments:

      Premises and equipment were as follows (in thousands):

                                 December 31,           Estimated
                              1998          1997       Useful Life
Land                        $ 5,412       $ 5,208           -
Buildings                     6,645         5,862        40 years
Leasehold and other
   property improvements      2,048         2,012      3 to 10 years
Furniture and equipment       3,734         3,182       3 to 7 years
Other                           140           117          3 years
                             17,979        16,381
Less: accumulated depreciation
   and amortization          (3,989)       (3,151)
                            $13,990       $13,230

      The Bank leases office and parking spaces for various banking facil-ities. The leases have initial terms expiring in 1999 through 2007 and are renewable by the Bank for up to 10 years. Under these leases, rents will increase annually, either at fixed rates or at rates based on various escalation clauses. On certain leases, in addition to the base rate payment, the Bank pays a monthly allocation of the buildings' operating expenses. Rental expense was approximately $241,000, $242,000 and $251,000 in 1998, 1997, and 1996, respectively. As of December 31, 1998, future minimum rental commitments for all noncancellable operating leases with initial or remaining terms in excess of one year were as follows (in thousands):

      Year Ending December 31,
      1999                                   $  333
      2000                                      283
      2001                                      203
      2002                                      177
      2003                                      108
      Thereafter                                363
                                             $1,467

      The Company is also under contract for data processing services. The contract expires March 17, 2000, and amounts to approximately $775,000 per year.



5. Non-recurring Charges:

      During 1996, the Company incurred two non-recurring charges totalling $7.06 million ($4.45 million, net of tax). The first non-recurring charge involved the goodwill associated with the October 28, 1994, acquisition of five branches of the former Carteret Federal Savings Bank (the Carteret Branches) from the Resolution Trust Corporation (RTC).
      The Bank purchased $437,000 of assets, assumed $114 million of deposits, and received cash of approximately $107 million, net of a "premium" paid of approximately $6.7 million. This premium was recorded as goodwill as of the date of the acquisition.

      Since the date of acquisition, the Carteret Branches had not performed to levels anticipated at the time of the acquisition, primarily reflect-ing: (1) significant deposit attrition; (2) fixed operating expenses in excess of planned levels; and (3) a low percentage of interest-earning assets invested in loans. The Company's initial bid price of $6.7 million was based on the deposit base of the Carteret Branches of $131 million. This deposit base, which consisted principally of certificates of deposit, had steadily decreased to a level of $81 million as of June 30, 1996. The operating expenses related to the Carteret Branches also exceeded plan levels, specifically in the areas of data processing (reflecting the unexpected costs of conversion), personnel, and adver-tising (reflecting the costs associated with attempting to limit deposit attrition). Finally, branch profitability was also adversely impacted by the Company's low percentage of interest-earning assets invested in loans versus investment securities. The funds acquired from the RTC were not immediately needed to fund loans; thus the new monies were invested in lower-yielding securities. During the second quarter of 1996, as a result of the conditions described above, the Company deter-mined that the goodwill associated with the Carteret Branches was totally impaired, thus necessitating a full write-off of the remaining balance of approximately $5.9 million.

      The second non-recurring charge involved a one-time assessment for the recapitalization of the Savings Association Insurance Fund (SAIF), the insurance fund covering deposits of savings institutions. On September 30, 1996, legislation was signed that required thrift institutions and banks that have acquired deposits insured by the SAIF to make a one-time payment to the Federal Deposit Insurance Corporation to bring the SAIF fund up to the required 1.25 per cent reserve ratio. The payment made by the Company, assessed in November 1996, was in the amount of $1.13 million ($717,000 net of tax), based on the Company's SAIF deposits at March 31, 1995, and was recorded as a charge to non-interest expense for 1996. The Company acquired such deposits by acquiring branches of three failed savings institutions from the Resolution Trust Corporation.


6. Interest Expense:

      Interest expense on interest-bearing checking accounts, money market accounts, savings and time deposits was as follows for the years ended December 31, 1998, 1997, and 1996 (in thousands):


                                           1998    1997    1996
      Interest-bearing checking accounts  $  633  $  566  $  604
      Money market accounts                1,271     889     911
      Savings                                394     403     472
      Time deposits                        7,608   6,750   6,502
                                          $9,906  $8,608  $8,489

      Certificates of deposit in denominations of $100,000 or more were approximately $53.3 million and $51.7 million at December 31, 1998 and 1997, respectively. Interest expense for such certificates of deposit was approximately $2.9 million, $2.5 million and $1.8 million in 1998, 1997, and 1996, respectively.


7. Other Non-Interest Expense:

      Some of the more significant expenses included in other expenses in the consolidated statements of income for the years ended December 31, 1998, 1997, and 1996, were as follows (in thousands):

                                            1998      1997     1996
           Insurance                       $  183    $  187   $  205
           Advertising                        182       111      125
           Administrative service charges     148        92      104
           Telephone                          145       130      126
           Intangible tax                     115       100       78
           Armored carrier and courier        102        70       79
           Security                            96        53       53
           State assessment                    76        70       67
           Postage                             61        70       90
           Dues and subscriptions              55        73       71
           Other                              196       273      421
                                           $1,359    $1,229   $1,419


8. Income Taxes:

      The components of the net deferred tax asset as of December 31, 1998 and 1997, were as follows (in thousands):

                                              1998       1997
Deferred tax assets:
    Write-off of goodwill                    $1,790     $1,928
    Allowance for loan losses                   638        553
    Investment in securities                    236        236
    Other                                        15         44
    Total deferred tax asset                  2,679      2,761

Deferred tax liabilities:
    Unrealized gain on investment securities  1,229      1,125
    Depreciation of fixed assets                 19        147
    Other                                         7          -
    Total deferred tax liability              1,255      1,272
Net deferred tax asset                       $1,424     $1,489

      The components of the provision (benefit) for income taxes were as follows (in thousands):

                                           1998     1997     1996
      Current                             $2,072   $1,868  $   985
      Deferred                               (39)     107   (2,265)

      Total                               $2,033   $1,975  $(1,280)

      The following table reconciles taxes at the federal statutory rate with the effective rate for 1998, 1997, and 1996:

                                           1998     1997     1996
Federal statutory rate                      34%      34%     (34%)
Goodwill amortization                        1%       1%       3%
State taxes                                  2%       2%      (5%)
Tax-exempt investment income                (7%)     (6%)    (25%)
Other, net                                   -       (1%)      -
Effective tax rate                          30%      30%     (61%)


9. Earnings Per Share:

      The following table reconciles the weighted average shares (denominator) used to calculate basic and diluted earnings per share (in thousands, except per share amounts):

                                       December 31, 1998

                                Income        Shares      Per-Share
                              (Numerator)  (Denominator)   Amount
Basic EPS                       $4,860        3,704         1.31
Effect of Dilutive Options           -          126        (0.04)
Diluted EPS                     $4,860        3,830         1.27

                                       December 31, 1997
                                Income        Shares      Per-Share
                              (Numerator)  (Denominator)    Amount
Basic EPS                       $4,523         3,693        $1.23
Effect of Dilutive Options           -            86        (0.03)
Diluted EPS                     $4,523         3,779        $1.20

                                       December 31, 1996
                                Income        Shares      Per-Share
                              (Numerator)  (Denominator)    Amount
Basic EPS                        $(796)        3,694       $(0.24)
Effect of Dilutive Options           -             -            -
Diluted EPS                      $(796)        3,694       $(0.24)


10. Employee Benefit Plan:

      The Bank has a qualified contributory profit sharing plan covering substantially all eligible employees. The Bank's contributions to the plan were approximately $132,000, $106,000 and $34,000 in 1998, 1997, and 1996, respectively.


11. Commitments and Contingencies:

      The Bank is involved in litigation arising from the ordinary course of business. In the opinion of management, the outcome of this litigation will not have a significant effect on financial position or results of operations.


12. Stock Transactions:

      On November 20, 1998, November 14, 1997, and November 15, 1996, the Company's Board of Directors authorized one-for-twenty (five per cent) stock dividends, to be effective on January 4, 1999, January 2, 1998 and January 3, 1997, respectively. Earnings per share amounts have been restated to retroactively reflect these transactions.

      In March 1994, the Board of Directors adopted two stock options plans; the 1994 Outside Director Stock Option Plan and the 1994 Performance Stock Option Plan, which were approved by the shareholders in April 1994. Under the terms of the plans, the option price is not less than the fair market value of the common stock on the date of the grant. The maximum number of shares that may be issued under the Outside Director Option Plan and Performance Stock Option Plan are 115,763 and 347,288, respectively. Options granted under the Outside Director Plan are immediately exercisable and are for a term of ten years. At December 31, 1998 and 1997, there were 3,786 and 23,200 shares available, respec-tively, for future option grants under the Outside Director Plan. Options granted under the Performance Stock Option Plan are not exercis-able for a period of one year from the date of grant and are for a term of ten years. At December 31, 1998 and 1997, there were 116,634 and 132,055 shares available, respectively, for future option grants under this plan.

      The current status of options outstanding and the activity for 1998, 1997 and 1996 are presented below:

                                      Outside Director         Performance
                                      Stock Option Plan      Stock Option Plan

                                           Weighted Avg            Weighted Avg
                                   Number of  Exercise     Number of  Exercise
                                     Options    Price       Options     Price
Options outstanding, January 1,1996    40,000   $10.71       104,500    $10.02
Granted                                20,000    13.10        38,500     13.10
Exercised                                   -        -        (4,000)    10.55
Expired or cancelled                        -        -        (1,000)    10.55
Adjustment for 5% stock dividend        3,000        -         6,900         -

Options outstanding, December 31, 1996 63,000    11.10       144,900     10.81
Granted                                20,000    15.95        31,000     15.95
Exercised                              (2,000)   10.05             -         -
Adjustment for 5% stock dividend        4,050        -         8,795         -

Options outstanding, December 31, 1997 85,050    12.16       184,695     11.58
Granted                                20,000    23.57        24,000     23.57
Exercised                              (6,615)   13.68       (14,980)    10.25
Expired or cancelled                        -        -        (1,654)     9.56
Adjustment for 5% stock dividend        4,927        -         9,613         -
Options outstanding, Dec 31, 1998     103,362   $14.42       201,674    $13.21
Options exercisable, Dec 31, 1998     103,362   $14.42       176,474    $11.73

The range of exercise prices for the Performance and Outside Director stock option plans at December 31, 1998 were $9.11 to $23.57. The weight-ed average remaining contractual lives of the Performance and Outside Director stock options at December 31, 1998 were 7.09 and 7.49, respec-tively.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," became effective for the year ended December 31, 1996. This pronouncement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on the new fair value account-ing rules. The Company has determined not to recognize such compensation expense. The compensation expense, net of income tax effect, if recog-nized, would have resulted in a decrease in the pro forma amounts indicat-ed below, for the years ended December 31, 1998 and 1997:

                                 1998          1997                1996
                                (In thousands, except per share amounts)
Net earnings- as reported      $4,860        $4,523             $  (796)
Net earnings- pro forma        $4,628        $4,245             $(1,007)
Earnings per share (diluted)-
     as reported               $ 1.27        $ 1.20             $  (.24)
Earnings per share (diluted)-
     pro forma                 $ 1.20        $ 1.15             $  (.30)

The weighted average fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 2.17%; expected volatility of 24.06%; risk-free interest rate of 5.75%; and expected life of nine and one-half years. The weighted average fair value of options granted during 1998, 1997 and 1996, respectively, were $7.98, $8.65 and $5.59.


13. Commercial Bankshares, Inc. (Parent Company Only) Financial Informa-tion:

                           Condensed Balance Sheets
                               (In Thousands)
                                             December 31
                                            1998      1997
Assets:
     Cash and cash equivalents            $ 3,164    $ 3,491
     Time deposits                          2,300      2,300
     Investment in banking subsidiary      36,400     32,816
     Other investments                      3,160      3,618
     Goodwill, net                            741        904
     Other assets                             690        332
         Total assets                     $46,455    $43,461

Liabilities and Stockholders' Equity:
     Other liabilities                    $ 1,718    $ 1,532
     Stockholders' equity                  44,737     41,929

        Total liabilities and
        stockholders' equity              $46,455    $43,461

                    Condensed Statements of Income
                            (In Thousands)
                                        Years ended December 31
                                       1998          1997           1996
Income:
  Interest on investments            $  303        $  282        $   242
  Security gains                          -             -            488
  Other                                   -            95             85
     Total income                       303           377            815

Expenses:
  Occupancy                               -             7             18
  Legal and professional fees            10            20             26
  Goodwill amortization                 163           163            163
  Other                                  68            48            105
     Total expenses                     241           238            312

     Income before income taxes and equity in undistributed
        earnings (loss) of subsidiary    62           139            503
Provision for income taxes               75           113            185
     Income (loss) before equity in undistributed
        earnings (loss) of subsidiary   (13)           26            318
Equity in undistributed
        earnings (loss) of subsidiary 4,873         4,497         (1,114)
     Net income (loss)               $4,860        $4,523        $  (796)

                         Condensed Statements of Cash Flows
                                  (In Thousands)
                                                     Years ended December 31
                                                     1998      1997      1996
Cash flows from operating activities:
  Net income (loss)                                $4,860     $4,523   $ (796)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Equity in undistributed loss (earnings)
          of subsidiary                            (4,873)    (4,497)   1,114
     Depreciation and amortization                    163        162      220
     Gain on sale of investment securities              -          -     (488)
     Gain on sale of premises and equipment             -        (95)       -
     Change in other assets                            (3)         2       (9)
     Change in other liabilities                      (33)       (28)     260
     Net cash provided by operating activities        114         67      301

Cash flows from investing activities:
  Proceeds from sales of investment
    securities available for sale                       -          -      498
  Proceeds from disposal of premises and equipment      -        862        -
    Net cash provided by investing activities           -        862      498

Cash flows from financing activities:
  Proceeds from issuance of stock                     244         20       43
  Purchase of treasury stock                         (671)         -      (67)
  Dividends received from subsidiary                1,400        750        -
  Dividends paid                                   (1,411)    (1,140)    (656)
  Cash paid for fractional shares                      (3)        (3)       -
    Net cash used in financing activities            (441)      (373)    (680)

Increase (decrease) in cash and cash equivalents     (327)       556      119
Cash and cash equivalents at beginning of year      3,491      2,935    2,816

Cash and cash equivalents at end of year           $3,164     $3,491   $2,935


14. Regulatory Matters:

Capital Requirements

      The Bank is subject to various regulatory capital requirements adminis-tered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory account-ing practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1998 and 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

      The Bank's actual capital amounts (dollars in thousands) and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.


                                                                   To Be Well
                                                              Capitalized Under
                                                For Capital   Prompt Corrective
                                  Actual    Adequacy Purposes Action Provisions
                               Amount  Ratio  Amount   Ratio    Amount  Ratio
                                             (greater than)
As of December 31, 1998:
Total Capital (to Risk Weighted Assets):
 Commercial Bankshares, Inc.  $43,644 17.68%  $20,383   8.00%        N/A   N/A
 Commercial Bank of Florida    38,249 15.09%   20,280   8.00%    $25,350 10.00%

Tier I Capital (to Risk Weighted Assets):
 Commercial Bankshares, Inc.   41,214 16.18%   10,191   4.00%        N/A   N/A
 Commercial Bank of Florida    35,819 14.13%   10,140   4.00%     15,210  6.00%

Tier I Capital (to Total Assets):
 Commercial Bankshares, Inc.   41,214  9.52%   12,978   3.00%        N/A   N/A
Tier I Capital (to Average Assets):
 Commercial Bank of Florida    35,819  8.66%   12,409   3.00%     20,682  5.00%

As of December 31, 1997:
Total Capital (to Risk Weighted Assets):
 Commercial Bankshares, Inc.   40,651 19.18%   16,955   8.00%        N/A   N/A
 Commercial Bank of Florida    34,932 16.64%   16,791   8.00%     20,989 10.00%

Tier I Capital (to Risk Weighted Assets):
 Commercial Bankshares, Inc.   38,404 18.12%    8,478   4.00%        N/A   N/A
 Commercial Bank of Florida    32,685 15.57%    8,396   4.00%     12,593  6.00%

Tier I Capital (to Total Assets):
 Commercial Bankshares, Inc.   38,404  9.69%   11,886   3.00%        N/A   N/A
Tier I Capital (to Average Assets):
 Commercial Bank of Florida    32,685  8.78%   11,163   3.00%     18,605  5.00%


      Dividends

      Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. At January 1, 1999, the Bank could have paid dividends to the Company aggregating $ 8.2 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the Bank. Cash dividends declared totaled $1.8 million and $1.1 million in 1998 and 1997, respectively. Dividends declared but not paid amounted to $705,000 and $317,000 in 1998 and 1997, respectively.


15. Financial Instruments With Off-Balance-Sheet Risk and with Concentrations of Credit Risk:

      Off-Balance-Sheet Risk

      The Bank is a party to financial instruments with off-balance-sheet risk which are created in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at December 31, 1998 and 1997, were $25.1 million and $24.5 million, respectively. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

      Standby and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrow-ing or performance arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank had approximately $3,216,000 and $411,000 in 1998 and $2,217,000 and $580,000 in 1997 of irrevocable standby and commercial letters of credit, respectively, of which $1,646- ,000 and $888,000 of standby letters of credit were collateralized by cash in 1998 and 1997, respectively.

      Concentrations of Credit Risk

      The Bank primarily grants loans for which South Florida real estate is the collateral. The borrowers' ability to honor their contracts is substantially dependent upon the general economic conditions of the region. As of December 31, 1998, the Bank had loan relationships with 62 borrowers, each with an aggregate balance greater than $800,000, representing 56% of net loans. As of December 31, 1997, the Bank had loan relationships with 39 borrowers, each with an aggregate balance greater than $800,000, representing 44% of net loans.


16. Disclosure About Fair Value of Financial Instruments:

      The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value.

      Cash and Due from Banks and Federal Funds Sold

      For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

      Investment Securities

      The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 to the Consolidated Financial Statements provides information on estimated fair values at December 31, 1998 and 1997.

      Loans

      A significant portion of loans is comprised of prime-based loans and treasury bill-based loans. The fair value of these types of loans is the carrying amount of the loan. At December 31, 1998, variable rate loans amounted to approximately $142 million or 71.0% of total loans. Fixed rate loans maturing within the next year totalled $10 million or an additional 5.1% of total loans. At December 31, 1997, variable rate loans amounted to approximately $138.5 million or 80.3% of total loans. The fair value of these types of loans is the carrying amount of the loan. Market value of fixed rate loans with maturities in excess of one year, representing approximately 23.9% and 16.2% of the loan portfolio, as of December 31, 1998 and 1997, respectively, approximates carrying value based on terms and maturity of those loans and current borrowing rates.

      Deposit Liabilities and Short-Term Borrowed Funds

      The fair value of demand deposits, savings, interest-bearing checking accounts, money market deposits, and borrowings under repurchase agree-ments is the amount payable on demand (carrying amount). The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. At December 31, 1998, the fair value of time deposits approximates carrying value, which includes time deposits of $126 million due within twelve months which represents 85.2% of total time deposits. At December 31, 1997 time deposits of $111 million due within twelve months, represented 81.7% of total time deposits.

      Commitments to Extend Credit and Standby Letters of Credit

      The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of letters of credit is based on fees currently charged for similar agreements. At December 31, 1998, only one letter of credit is scheduled to expire within twelve months. The fair value of these commitments approximates the carrying amount.


                          COMMERCIAL BANKSHARES, INC.

                          DIRECTORS                            OFFICERS
Cromwell A. Anderson      Julius J. Shepard        Joseph W. Armaly
Attorney                  Investments              Chairman and Chief
                                                   Executive Officer
Joseph W. Armaly          Sherman Simon
Chairman of the Board     Invesments
Chief Executive Officer                            Jack J. Partagas
                                                   President, Secretary,
Richard J. Bischoff       Michael W. Sontag        and Chief Operating
Attorney                  President                Officer
                          Michael Sontag, Inc.

Robert Namoff             Martin Yelen             Barbara E. Reed
General Manager           Retired Attorney         Senior Vice President
Allied Universal Corp.                             and Chief Financial Officer

Jack J. Partagas
President and
Chief Operating Officer


       COMMERCIAL BANK OF FLORIDA
            SENIOR OFFICERS

Joseph W. Armaly       Chairman and CEO
Jack J. Partagas       President and COO
Bruce P. Steinberger   Executive Vice President
Barbara E. Reed        Senior Vice President and CFO
David D. Dimuro        Senior Vice President
Phillips G. Gay, Jr.   Senior Vice President
Hal Kaufman            Senior Vice President
Joseph Kertis, Jr.     Senior Vice President
Dennis G. Longo        Senior Vice President
John M. Maroon         Senior Vice President
Joseph A. Maroon, Jr.  Senior Vice President
Raul M. Zarranz        Senior Vice President



SUBSIDIARY BANK LOCATIONS


PERRINE/CUTLER RIDGE
19455 S. Dixie Highway
Miami, FL 33157
(305) 234-6090

MIAMI BEACH
425 41st Street
Miami Beach, FL 33140
(305) 531-4435

PINECREST/THE FALLS
13001 S. Dixie Highway
Miami, FL 33156
(305) 378-2000

MEDLEY/HIALEAH GARDENS
11590 N.W. South River Drive
Medley, FL 33178
(305) 883-1110

KENDALL
10899 Sunset Drive
Miami, FL 33173
(305) 274-2000

NORTH MIAMI
12255 N.E. 16th Avenue
No. Miami, FL 33161
(305) 891-6950

SOUTH MIAMI/CORAL GABLES
1533 Sunset Drive
Coral Gables, FL 33143
(305) 663-6030

HALLANDALE
1448 E. Hallandale Beach Blvd.
Hallandale, FL 33009
(954) 454-3551

BRICKELL
501 Brickell Key Drive
Miami, FL 33131
(305) 374-1100

PEMBROKE PINES
176 S. Flamingo Road
Pembroke Pines, FL 33027
(954) 437-8100

MAIN OFFICE
1550 S.W. 57th Avenue
Miami, FL 33144
(305) 267-1200

POMPANO BEACH
300 E. Sample Road
Pompano Beach, FL 33064
(954) 943-6550

MIAMI SPRINGS
69 Westward Drive
Miami Springs, FL 33166
(305) 883-0883

CORAL SPRINGS
1999 University Drive
Coral Springs, FL 33071
(954) 753-7555


ANNUAL MEETING
Thursday, April 15, 1999, at 10:00 a.m.
1550 S.W. 57th Avenue
Boardroom
Miami, Florida 33144

Transfer Agent
ChaseMellon Shareholder Services

Independent Accounts
PricewaterhouseCoopers, LLP

For Financial Information, Contact
Barbara E. Reed
Senior Vice President and Chief Financial Officer
(305) 267-1200

Form 10-K
Copies of the Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available on request by calling or writing to the attention of Shareholder Relations at 1550 S.W. 57th Avenue, Miami, FL 33144, (305) 267-1200.