Form 10-K, Exhibit 13
period 1999-12-31
COMMERCIAL BANKSHARES INC
filed 2000-03-29
CIK 354562

1999 ANNUAL REPORT
                        COMMERCIAL BANKSHARES, INC.












	Page 1   Letter to Shareholders



	Page 2   Summary Consolidated Financial Information



	Page 4   Management's Discussion and Analysis



	Page 17  Report of Independent Certified Public Accountants



------------------------------------------------------------------------------

              Corporate Profile

------------------------------------------------------------------------------

  Commercial Bankshares, Inc. is a bank holding company whose subsidiary, Commercial Bank of Florida, operates fourteen branches in two of Florida's fastest growing counties; Miami-Dade and Broward. Since its inception in 1988, the Company has grown to $475 million in assets through acquisitions and internal growth. Lead by seasoned South Florida bankers, the Company is committed to extending its personalized "hometown" banking services to other communities in the South Florida area.

------------------------------------------------------------------------------



	Page 18  Consolidated Financial Statements



	Page 22  Notes to Consolidated Financial Statements



	Page 36  Directors and Officers of the Company and Subsidiary Bank



	Page 37  Subsidiary Bank Locations






To Our Shareholders

     It gives me great pleasure to present you with Commercial Bankshares' results for 1999. We have achieved a record year in profits, earnings per share, loan portfolio size, asset size and dividend growth. The results demonstrate that the efforts of the board, management and staff to provide value to you, our shareholders, have been successful. We hope that you share in our enthusiasm over the 1999 results.

     Net income rose to a record $5.46 million, or diluted earnings per share of $1.37. This is a 12% increase over 1998 net income of $4.86 million, or $1.21 per share. Return on average assets closed the year at 1.20%. Net interest income rose 9.6% to a record $18.3 million, and the net interest margin increased five basis points to 4.61% for 1999.

     During 1999 we continued our strategy to improve performance by shifting a larger percentage of assets into the loan portfolio. Growth in the loan portfolio was outstanding, with net loans closing the year at $244 million. This is a 23% increase from 1998, which closed the year at $199 million. The level of loans-to-deposits, at 64%, is an outstanding achievement in the wake of past deposit-only acquisitions. We will continue to build the level of loans-to-deposits to reach an ultimate level at which earnings are enhanced while liquid assets are adequately maintained.

     Earnings include fourth quarter charges to the provision for loan losses of $540,000. Management and the Board considered the charge to be necessary in order to bring the allowance for loan losses to a level that sufficiently provides for potential losses in light of uncertainty in the economy and the actuality of rising interest rates. Additionally, due to the strong growth in the loan portfolio, the allocation to the allowance brings our ratio of allowance-to-total loans in line with peer levels.

     Total assets closed the year at $475 million, up $43 million from 1998. The increase was the result of a 12% increase in deposits and repurchase agreements, which ended 1999 at $429 million. While we do not intend to grow just for the sake of growth, we do recognize that with growth comes the ability to offer more diverse products and provide economies of scale. We will continue to look for growth opportunities in the marketplace and to promote internal growth in a responsible, steady manner.

     The Company declared dividends of $.59 per common share in 1999. This is a 28% increase over 1998 dividends declared of $.46. The increase is attributable to strong performance in 1999 and capital strength. The Company continues to exceed all regulatory capital requirements and closed the year with a leverage capital ratio of 9.23%, a tier 1 ratio of 14.88% and a total capital ratio of 16.34%.

     Our goals for the new decade include upholding our reputation as an outstanding South Florida financial institution and providing excellent performance and profitability. We will focus on deposit and loan growth in a changing marketplace, cost efficiency, and excellence in service.

     As we approach the half-billion asset mark, we reconfirm our commitment to provide personalized "hometown" service to our customers that is unsurpassed in this converging financial services industry. We take pride in the fact that you are not a number to us; that we know your name and how to best serve you. Our growth will not affect the basic premise, caring for our customers, that has largely contributed to our success. We commit to our shareholders to focus on efficiency, productivity and revenue producing opportunities without sacrificing customer care.

     On a personal note, allow me to express my thanks to the directors of our Company. I am grateful to each of you for your guidance and commitment to our success. To the dedicated Commercial Bank "team" of officers and employees, my sincere thanks for your achievements. I believe that your commitment to bring excellence to your job has resulted not only in a top performing company but also has provided a work environment that is comfortable, flexible and enjoyable.

     As always, I sincerely welcome your calls and letters.




Joseph W. Armaly
Chairman of the Board
Chief Executive Officer






Selected Five Year Data
(In Thousands, Except Per Share Data)


                                   As of or For the Years Ended December 31,
                                 ----------------------------------------------
                                    1999     1998     1997     1996(1)  1995
Income Statement Data:              ----     ----     ----     ----     ----
 Interest income                  $30,210  $28,140  $25,451  $23,535  $23,274
 Interest expense                  11,947   11,478   10,105    9,610   10,615
                                   ------   ------   ------   ------   ------
 Net interest income               18,263   16,662   15,346   13,925   12,659
 Provision for loan losses            930      230      170    1,040       80
                                   ------   ------   ------   ------   ------
 Net interest income after
  provision for loan losses        17,333   16,432   15,176   12,885   12,579
 Non-interest income                3,621    2,668    2,641    3,055    2,001
 Non-interest expense              13,413   12,207   11,319   18,016   10,821
                                   ------   ------   ------   ------   ------
 Income(loss) before income taxes   7,541    6,893    6,498   (2,076)   3,759
 Income tax expense (benefit)       2,085    2,033    1,975   (1,280)     941
                                   ------   ------   ------   ------   ------
 Net income (loss)                $ 5,456  $ 4,860  $ 4,523  $  (796) $ 2,818
                                   ======   ======   ======   ======   ======


Per Share Data:
 Basic earnings (loss) per share   $ 1.42   $ 1.25   $ 1.17   $(0.24)  $ 0.73
 Diluted earnings (loss) per share $ 1.37   $ 1.21   $ 1.14   $(0.24)  $ 0.72
 Book value at year end            $11.10   $11.57   $10.81   $ 9.66   $ 9.91
 Cash dividends declared per
   common share                    $ 0.59   $ 0.46   $ 0.29   $ 0.17   $ 0.08

Balance Sheet Data:
 Cash and cash equivalents       $ 39,085 $ 35,233 $ 27,561 $ 29,896 $ 20,547
 Investment securities            168,628  176,502  178,066  190,713  223,403
 Loans, net                       244,016  199,277  170,175  128,111   88,526
 Total assets                     475,170  432,345  395,973  367,901  353,875
 Deposits                         388,447  350,415  319,844  298,863  299,914
 Borrowed funds                    40,794   33,978   31,285   29,203   13,238
 Stockholders' equity              42,781   44,737   41,929   37,444   38,411


(1) 1996 net income and earnings per share figures include non-recurring charges of $7.06 million, ($4.45 million, net of tax) or $1.15 per diluted common share.




Selected Financial Ratios

                                    As of or For the Years Ended December 31,
                                ------------------------------------------------
                                    1999     1998     1997     1996     1995
                                    ----     ----     ----     ----     ----
Return on average assets (1)        1.20%    1.16%    1.20%    (.22%)   0.79%
Return on average equity (1)       12.35%   11.14%   11.54%   (2.10%)   7.70%
Net yield on average interest-
  earning assets (2)                4.61%    4.56%    4.72%    4.55%    4.09%
Allowance for loan losses
  to total loans                    1.32%    1.20%    1.30%    1.57%    1.34%
Allowance for loan losses as a
  percentage of non-accrual loans    375%     459%    2182%    5254%     262%
Allowance for loan losses as a
  percentage of non-performing
  loans (3)                          375%     459%    2182%    5254%     262%
Asset quality ratio (non-performing
  loans and other real estate owned
  to total assets)                  0.18%    0.12%    0.03%    0.01%    0.13%
Average interest-earning assets to
  average interest-bearing
  liabilities                        127%     128%     126%     122%     118%
Non-interest expense to average
  total assets                      2.94%    2.92%    3.01%    5.05%    3.01%
Net interest income to
  non-interest expense               136%     137%     136%      77%     117%
Risk-based capital ratios:
  Tier 1 capital                   14.88%   16.19%   18.14%   19.66%   22.23%
  Total capital                    16.34%   17.70%   19.20%   20.82%   23.12%
  Leverage ratio (4)                9.23%    9.52%    9.70%    9.45%    8.62%
Equity to total assets              9.00%   10.35%   10.59%   10.18%   10.85%


(1) 1996 return on average assets and return on average equity have been impacted by non-recurring charges of $7.06 million ($4.45 million, net of tax).
(2) Represents net interest income on a fully taxable equivalent basis as a percentage of average interest-earning assets.
(3) Non-performing loans consist of non-accrual loans and accruing loans contractually past due 90 days or more.
(4) The leverage ratio is defined as the ratio of Tier I capital to total assets.






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

The Company reported net income of $5.5 million, a 12% increase over 1998 net income of $4.9 million. Net income for 1997 was $4.5 million. The increase in 1999 net income is due to increases in net interest income of $1.6 million, or 10%, and non-interest income of $953,000, or 36%, partially offset by increased operating expenses of $1.2 million, or 10%, and a $700,000 increase to the provision for loan losses. Basic and diluted earnings per common share were $1.42 and $1.37, respectively, in 1999, compared to $1.25 and $1.21, respectively, in 1998. Basic and diluted weighted average shares outstanding were 3.86 million and 3.97 million, respectively, in 1999, and 3.89 million and
4.01 million, respectively, in 1998. Earnings per common share and weighted average shares outstanding have been adjusted retroactively for two 5% stock dividends declared in December, 1999 and 1998. Weighted average shares exclude treasury stock, which totaled 78,746 shares and 41,092 shares at December 31, 1999 and 1998, respectively.

Return on average assets and return on average equity were 1.20% and 12.35%, respectively, for 1999, and 1.16% and 11.14%, respectively, for 1998. Average assets increased $38 million, or 9%, in 1999. Book value per common share decreased 4% to $11.10 at December 31, 1999 from $11.57 at December 31, 1998 due to the mark-to-market valuation of the available for sale investment portfolio. Capital ratios continued to exceed all regulatory requirements, with a leverage ratio of 9.23% in 1999, as compared to 9.52% in 1998. Dividends declared per common share increased 28% to $.59 in 1999, from $.46 in 1998. Book value per share and dividends declared per common share have been adjusted for the 5% stock dividends declared in December, 1999 and 1998.





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

Net interest income for 1999 was $19.2 million, an increase of 10% over 1998 net interest income of $17.4 million. In 1998, net interest income grew 8% from $16.1 million in 1997. The increase in net interest income in 1999 is attributable to an increase in average earning assets of $36 million, and an increase in the net interest margin yield. The net interest margin was 4.61% in 1999, as compared to 4.56% in 1998 and 4.72% in 1997. The increase of 5 basis points in 1999 is attributable to the faster repricing of liabilities.

The following table presents the Company's average balance, interest earned or paid, and average interest rates earned or paid for each of the years ended December 31, 1999, 1998 and 1997.


                       AVERAGE BALANCES AND INTEREST RATES
                             (Dollars In Thousands)


                       1999                   1998                   1997
             --------------------   --------------------   ---------------------
                     Interest               Interest               Interest
             Average Income/  Avg   Average Income/  Avg   Average Income/  Avg
             Balance Expense Rate   Balance Expense Rate   Balance Expense Rate
             ------- ------- ----   ------- ------- ----   ------- ------- ----
INTEREST-EARNING ASSETS:
Loans (1)   $224,957 $18,809 8.36% $183,138 $16,215 8.85% $148,351 $13,390 9.03%
Investments,
 taxable     133,111   8,374 6.29%  152,843   9,488 6.21%  156,560  10,003 6.39%
Investments, non-
 taxable (2)  42,756   3,206 7.50%   31,340   2,438 7.78%   26,818   2,297 8.57%
Federal funds 15,588     769 4.93%   13,327     708 5.31%   10,026     542 5.41%
             -------  ------ ----   -------  ------ ----   -------  ------ ----
TOTAL INTEREST-EARNING
ASSETS       416,412  31,158 7.48%  380,648  28,849 7.58%  341,755  26,232 7.68%
             -------  ------ ----   -------  ------ ----   -------  ------ ----

NON-INTEREST-EARNING ASSETS:
Cash and due
 from banks   20,100                 17,807                 15,897
Other assets  18,997                 18,853                 17,701
             -------                -------                -------
TOTAL NON-INTEREST EARNING
ASSETS        39,097                 36,660                 33,598
             -------                -------                -------
TOTAL ASSETS 455,509               $417,308               $375,353
             =======                =======                =======


INTEREST-BEARING LIABLITIES:
Interest-bearing
 checking   $ 57,704     608 1.05% $ 53,153     633 1.19% $ 47,374     566 1.19%
Money market  43,422   1,265 2.91%   42,396   1,271 3.00%   38,191     889 2.33%
Savings       22,798     375 1.64%   21,952     394 1.79%   22,459     403 1.79%
Time         161,427   7,876 4.88%  145,650   7,608 5.22%  131,562   6,750 5.13%
Borrowed funds41,358   1,823 4.41%   34,548   1,572 4.55%   32,336   4,497 4.63%
             ------   ------ ----   -------  ------ ----   -------  ------ ----
TOTAL INTEREST-BEARING
LIABILITIES  326,709  11,947 3.66%  297,699  11,478 3.86%  271,922  10,105 3.72%
             -------  ------ ----   -------  ------ ----   -------  ------ ----


NON-INTEREST-BEARING
LIABILITIES:
Non-interest-bearing
 deposits     81,136                 72,766                 61,672
Other liabs    3,500                  3,228                  2,550
             -------                -------                -------
TOTAL NON-INTEREST-BEARING
LIABILITIES   84,636                 75,994                 64,222
             -------                -------                -------
STOCKHOLDERS'
EQUITY        44,164                 43,615                 39,209
             -------                -------                -------
TOTAL LIABILITES & STOCKHOLDERS'
EQUITY      $455,509               $417,308               $375,353
             =======                =======                =======

NET INTEREST INCOME AND
NET YIELD ON AVERAGE EARNING
ASSETS (3)            19,211 4.61%           17,371 4.56%           16,127 4.72%
Less tax-equivalent
 adjustment included
 above                  (948)                  (709)                  (781)
                      ------                 ------                 ------
NET INTEREST INCOME  $18,263                $16,662                $15,346
                      ======                 ======                 ======


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


                  RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
                     (ON A FULLY TAXABLE EQUIVALENT BASIS)
                                 (In Thousands)

                               1999 COMPARED TO 1998    1998 COMPARED TO 1997
                              -----------------------  -----------------------
                              VOLUME RATE CHANGE       VOLUME   RATE CHANGE
                              ------ ---- ------       ------   ---- ------
INTEREST EARNED ON:
Loans (1)                     $3,703 $(1,109) $2,594   $3,140 $  (315) $2,825
Investments, taxable          (1,225)    111  (1,114)    (237)   (278)   (515)
Investments, non-taxable (2)     888    (120)    768      387    (246)    141
Federal funds                    120     (59)     61      178     (12)    166
                               -----   -----   -----    -----   -----   -----
    TOTAL INTEREST INCOME      3,486  (1,177)  2,309    3,468    (851)  2,617
                               -----   -----   -----    -----   -----   -----


INTEREST PAID ON:
Interest-bearing checking         54     (79)    (25)      69      (2)     67
Money market                      15     (34)    (19)      (9)      0      (9)
Savings                           31     (37)     (6)      98     284     382
Time deposits                    824    (556)    268      723     135     858
Borrowed funds                   310     (59)    251      102     (27)     75
                               -----   -----   -----    -----   -----   -----
    TOTAL INTEREST EXPENSE     1,234    (765)    469      983     390   1,373
                               -----   -----   -----    -----   -----   -----

CHANGE IN NET INTEREST INCOME $2,252  $ (412) $1,840   $2,485 $(1,241) $1,244
                               =====   =====   =====    =====   =====   =====

(1) For the purposes of this analysis, non-accruing loans were included in the computation of average balances.
(2) On a fully equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.



Non-interest Income

Non-interest income for 1999 was $3.62 million, compared to $2.67 million in 1998 and $2.64 million in 1997. These figures include gains on sales of securities of $763,000, $108,000 and $88,000 for 1999, 1998 and 1997,
respectively, and gains on sale of fixed assets of $220,000, $0, and $105,000 for 1999, 1998 and 1997, respectively. Other fluctuations in non-interest income include an increase in account maintenance fee income, ATM income and wire fee income and a decrease in credit card processing income.



Non-interest Expense

Non-interest expenses for 1999 were $13.4 million compared to $12.2 million in 1998 and $11.3 million in 1997. The 10% increase during 1999 is attributable to increased salary, data processing, telephone, intangible tax and charitable donation expenses. Salary expense increased by $762,000 or 11%, due to regular salary and bonus increases and to an increase in average full time equivalent employees from 179 in 1998 to 182 in 1999. Data processing expense increased $123,000 or 15%, due to a larger number of accounts and increased processing costs and to year 2000 date change expenses. Telephone and fax expense increased $65,000, or 45%, due to the use of new high speed lines for the communication of the computer systems. Intangible tax expense increased in 1999 due to higher loans , taxable investment and receivable balances which were assessed as of January 1, 1999. Donation expense increased $47,000, or 162% as the Company made contributions to several new charitable organizations during 1999.

The following table summarizes the various categories of non-interest expense for the years ended December 31, 1999, 1998, and 1997.


                        NON-INTEREST EXPENSE
                           (In Thousands)


                                           1999     1998     1997
                                           ----     ----     ----

Salaries and employee benefits           $ 7,722  $ 6,960  $ 6,339
Occupany                                   1,242    1,219    1,216
Furniture and equipment                      983      947      889
Data processing                              968      845      727
Professional fees                            337      295      366
Stationery and supplies                      267      278      252
Telephone                                    210      145      130
Insurance                                    206      183      187
Intangible tax                               180      115      100
Amortization of goodwill                     179      179      179
Administrative service charges               167      148       92
Advertising                                  154      153       86
FDIC insurance                               131      125      122
Security                                     114       96       53
Armored carrier and courier                  108      102       70
State fees and assessments                    82       76       70
Donations                                     76       29       25
Postage                                       64       61       70
Dues and subscriptions                        58       55       73
Other expenses                               165      196      273
                                          ------   ------   ------
                                         $13,413  $12,207  $11,319
                                          ======   ======   ======



Taxes

For the years ended December 31, 1999, 1998, and 1997, the Company recorded an income tax expense of approximately $2.09 million, $2.03 million, and $1.98 million, respectively. Accordingly, the Company's effective tax rates were 28%, 30% and 30% for 1999, 1998 and 1997, respectively. The determination of effective rates reflects items which are not reported for income tax purposes, primarily tax-exempt interest income and the amortization of goodwill.



                       FINANCIAL CONDITION ANALYSIS

Investment Securities

The Company's investment securities portfolio of $169 million at December 31, 1999, consisted of securities available for sale of $125 million, which are carried at fair value, and securities held to maturity of $44 million, which are carried at amortized cost. This compares to investment securities of $177 million at December 31, 1998, which consisted of securities available for sale of $119 million, and securities held to maturity of $58 million. The decrease of $8 million in the investment portfolio is due to the Company's decision to increase federal funds at year end for liquidity, and to the decrease in the market value of the portfolio. The ratio of available for sale investments to total investments increased to 74% in 1999 from 67% in 1998, as the Company chose to classify new securities as available for sale in order to increase its ability to manage the portfolio to meet Asset/Liability and interest rate sensitivity goals.

The portfolio of securities available for sale at December 31, 1999, had a net unrealized loss of $ 1.9 million, net of taxes, as compared to a net unrealized gain of $2.7 million, net of taxes, at December 31, 1998.

The following table presents the Company's investment portfolio as of December 31, 1999, 1998, and 1997.


                        INVESTMENT PORTFOLIO SCHEDULE
                                (In Thousands)

                                                  At December 31,
                                            ---------------------------
                                               1999        1998     1997
                                               ----        ----     ----
Investment securities available for sale (at fair value):
 U.S. Treasury Obligations                   $      -   $  4,025   $11,088
 U.S. Government Agencies                      99,130     96,036    79,653
 Municipal Obligations                         21,736     13,907         -
 Other                                          4,370      5,104     4,313
                                              -------    -------    ------
   Total investment securities
   available for sale                        $125,236   $119,072   $95,054
                                              =======    =======    ======


Investment securities held to maturity (at cost):
 U.S. Government Agencies                    $ 20,877   $ 32,766   $56,448
 Municipal Obligations                         22,265     24,314    26,114
 Other                                            250        350       450
                                              -------    -------    ------
   Total investment securities
     held to maturity                        $ 43,392   $ 57,430   $83,012
                                              =======    =======    ======

Mortgage-backed securities, included in U.S.
 Government Agencies                         $ 57,316   $ 60,141   $49,963
                                              =======    =======    ======


The maturities and weighted average yields of investment securities, excluding corporate stock, as of December 31, 1999 and 1998, are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities.


                      INVESTMENT SECURITIES MATURITIES & YIELDS
                                (Dollars in Thousands)


                                     At December 31, 1999, Maturing
                        -------------------------------------------------------
                           1 Year     1 Year to     5 Years to        After
                           or Less     5 Years       10 Years       10 Years
                        ------------ ------------- -------------  -------------
                        Amount Yield Amount  Yield Amount  Yield  Amount  Yield
                        ------ ----- ------  ----- ------  -----  ------  -----

Maturity Distributions Available for Sale (1)
U.S. Government Agencies $  -     -  $9,566  5.86% $59,710  6.62% $29,853  6.48%
Municipal Obligations (2)   -     -       -     -      854  6.22%  20,883  6.64%
                          ---         -----         ------         ------
                         $  -        $9,566        $60,564        $50,736
                          ===         =====         ======         ======


Maturity Distributions Held to Maturity
U.S. Government Agencies $  -     -  $1,761  5.67% $     -     -  $19,116  6.40%
Municipal Obligations (2) 335  5.75%  8,187  8.24%  13,537  8.59      206  6.58%
Other                     250  5.46%      -     -        -     -        -     -
                          ---         -----         ------         ------
                         $585        $9,948        $13,537        $19,322
                          ===         =====         ======         ======



                                        At December 31, 1998, Maturing
                          ------------------------------------------------------
                              1 Year      1 Year to     5 Years to     After
                              or Less      5 Years       10 Years     10 Years
                          ------------ ------------- ------------- -------------
                          Amount Yield  Amount Yield  Amount Yield  Amount Yield
                          ------ ----- ------- ----- ------- ----- ------- -----
Maturity Distributions Available for Sale (1)
U.S. Treasury             $4,025 6.11% $     -    -  $     -    -  $     -    -
U.S. Gov't Agencies            -    -   17,324 6.18%  54,202 6.31%  24,510 6.56%
Municipal Obligations (2)      -    -        -    -        -    -   13,907 6.57%
                           -----        ------        ------        ------
                          $4,025       $17,324       $54,202       $38,417
                           =====        ======        ======        ======

Maturity Distributions Held to Maturity
U.S. Government Agencies  $1,377 6.13% $ 2,810 5.89% $     -    -  $28,579 6.94%
Municipal Obligations (2)  1,175 6.90%   5,551 7.77%  16,651 8.62%     937 7.73%
Other                        350 5.19%       -    -        -    -        -    -
                           -----        ------        ------        ------
                          $2,902       $ 8,361       $16,651       $29,516
                           =====        ======        ======        ======


(1) As investment securities available for sale are to be held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.
(2) On a fully taxable equivalent basis using 34% federal income tax rate, reduced by the non-deductible portion of interest expense.




Loans

At December 31, 1999, the balance of the loan portfolio was $248 million, an increase of 23% over the December 31, 1998 loan balance of $202 million. Average loans were $225 million in 1999, compared to $183 million in 1998.
The planned growth of the loan portfolio is a strategic goal which the Company implemented in 1996. Since then, the portfolio has almost tripled in size (2.76 times the December 31, 1995 balance). Loans are made to businesses and individuals in the local market area. The composition of the portfolio is presented in the following table:


                         Loan Portfolio Analysis
                         (Dollars In Thousands)


                                     December 31,
  ------------------------------------------------------------------------------
        1999            1998            1997            1996           1995
  --------------- --------------- --------------- --------------- --------------
   Amount    %     Amount    %     Amount    %     Amount    %    Amount    %
  -------- ------ -------- ------ -------- ------ -------- ------ ------- ------
Commercial & financial
  $ 46,147  18.6% $ 34,415  17.0% $ 30,454  17.7% $ 23,662  18.2% $16,497  18.4%

Real estate mortgages (1)
   176,500  71.3%  148,564  73.6%  124,892  72.3%   95,711  73.4%  67,698  75.4%

Installment and other loans
    24,989  10.1%   18,984   9.4%   17,302  10.0%   10,902   8.4%   5,572   6.2%
   ------- -----   ------- -----   ------- -----   ------- -----   ------ -----
Total loans
   247,636 100.0%  201,963 100.0%  172,648 100.0%  130,275 100.0%  89,767 100.0%
           =====           =====           =====           =====          =====

Less:
  Allowance for loan losses
    (3,279)         (2,430)         (2,247)         (2,049)        (1,199)

  Deferred loan fees
      (341)           (256)           (226)           (115)           (42)
   -------         -------         -------         -------         ------
Total loans, net
  $244,016        $199,277        $170,175        $128,111        $88,526
   =======         =======         =======         =======         ======


(1) Real estate mortgages consist primarily of commercial real estate loans.




The following tables present the maturities of loans (excluding installment loans) outstanding at December 31, 1999, 1998, and 1997, and an analysis of sensitivities of loans due after one year.

                                             LOAN MATURITY SCHEDULE
                                                 (In Thousands)
                            --------------------------------------------------
                                            Due After
                              Due in 1     1 Year But     Due After
                            Year or Less  Before 5 Years   5 Years     Total
                            ------------  --------------  ---------   --------
At December 31, 1999
  Commercial and financial    $22,816        $19,025      $  4,306    $ 46,147
  Real estate mortgage          5,358         55,187       115,955     176,500

At December 31, 1998
  Commercial and financial     17,888         13,089         3,438      34,415
  Real estate mortgage         14,721         59,795        74,048     148,564

At December 31, 1997
  Commercial and financial     17,709          8,975         3,770      30,454
  Real estate mortgage          5,388         72,915        46,589     124,892




                                            LOANS DUE AFTER ONE YEAR
                                                 (In Thousands)
                                     ----------------------------------------
                                                  December 31,
                                     ----------------------------------------
Type of Interest Rate:                    1999        1998         1997
                                          ----        ----         ----
   Fixed                               $ 42,849    $ 35,196     $ 16,171
   Floating                             151,624     115,174      116,078
                                        -------     -------      -------
   Total                               $194,473    $150,370     $132,249
                                        =======     =======      =======




Allowance for Loan Losses

The balance in the allowance for loan losses at December 31, 1999, was $3.28 million, or 1.32% of total loans. This is an increase of $849,000 from the December 31, 1998 allowance balance of $2.43 million, or 1.20% of total loans. The increase in the allowance is the result of charges to the provision for loan losses during 1999 of $930,000, less net charge offs of $81,000. The charge to the provision for 1998 was $230,000 and net charge offs were $47,000. The allowance was increased in order to maintain a level deemed sufficient to absorb losses in the loan portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of actual operating experience, estimates of the risks associate with specific loans and the loan portfolio, present economic conditions and peer comparisons.

Non-performing assets were $874,000 at December 31, 1999, compared to $529,000 at December 31, 1998. Total non-performing assets to total assets, were .18% and .12% at December 31, 1999 and 1998, respectively. With regard to classified loans, management is not aware of any trends or uncertainties which are expected to have a material impact on future operating results, liquidity, or capital resources, or of any information which would cause serious doubt as to the ability of such borrowers to repay. Although management uses the best information available to make determinations with respect to the allowance, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company's non-performing loans. There were no properties held in other real estate owned at December 31, 1999 or 1998.


The following table presents an analysis of the Company's allowance for loan losses for the last five years.


                    ALLOWANCE FOR LOAN LOSSES ANALYSIS
                          (Dollars In Thousands)


                                                  At December 31,
                                 -----------------------------------------------
                                   1999      1998      1997      1996      1995
                                   ----      ----      ----      ----      ----
Average net loans outstanding
   during the period             $222,326  $180,815  $146,188  $110,314  $75,133
                                  =======   =======   =======   =======   ======
Total net loans at period end    $244,016  $199,277  $170,175  $128,111  $88,526
                                  =======   =======   =======   =======   ======
Beginning balance of allowance
   for loan losses               $  2,430  $  2,247  $  2,049  $  1,199  $ 1,305
                                  -------   -------   -------   -------   ------
Loans charged-off:
   Commercial and financial             7         5        69        60      182
   Real estate mortgage                 -        84         -       124       60
   Credit cards                         -         -         -         -        5
   Installment and other loans        133        28        43        30       54
                                  -------   -------   -------   -------   ------
Total loans charged-off               140       117       112       214      301
                                  -------   -------   -------   -------   ------
Recoveries of loans perviously charged-off:
   Commercial and financial            37        53       126        18       95
   Real estate mortgage                 -         5         5         4        -
   Credit cards                         -         -         -         -        9
   Installment and other loans         22        12         9         2       11
                                  -------   -------   -------   -------   ------
Total recoveries                       59        70       140        24      115
                                  -------   -------   -------   -------   ------
Net loans charged-off (recovered)      81        47       (28)      190      186
                                  -------   -------   -------   -------   ------
Provision for loan losses             930       230       170     1,040       80
                                  -------   -------   -------   -------   ------
Balance at period end            $  3,279  $  2,430  $  2,247  $  2,049  $ 1,199
                                  =======   =======   =======   =======   ======
Net charge-offs (recoveries) during
   the year to average net loans    0.04%     0.03%    (0.02%)    0.17%    0.25%
                                  =======   =======   =======   =======   ======
Allowance as a percentage of
   non-performing loans              375%      459%     2182%     5254%     262%
                                  =======   =======   =======   =======   ======



The following table presents a summary of the Company's non-performing assets for the last five years.


                            NON-PERFORMING ASSETS
                               (In Thousands)


                                            At December 31,
                                   --------------------------------
                                   1999   1998   1997   1996   1995
                                   ----   ----   ----   ----   ----
Non-accrual loans:
   Commercial and financial        $  -   $529   $  -   $ 39   $  -
   Real estate mortgage             874      -    103      -    458
                                   ----   ----   ----   ----   ----
Total non-accrual loans             874    529    103     39    458
                                   ----   ----   ----   ----   ----
Total non-performing loans          874    529    103     39    458
Other real estate owned               -      -      -      -      -
                                   ----   ----   ----   ----   ----
Total non-performing assets        $874   $529   $103   $ 39   $458
                                   ====   ====   ====   ====   ====
Total non-performing assets to
  total assets                     .18%   .12%   .03%   .01%   .13%
                                   ====   ====   ====   ====   ====



The following table presents the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category. The allowance represents a reserve for potential losses existing in the loan portfolio.


                   ALLOWANCES FOR LOAN LOSSES BY CATEGORY
                           (Dollars In Thousands)

                                       At December 31,
           ---------------------------------------------------------------------
                1999          1998          1997          1996          1995
           ------------- ------------- ------------- ------------- -------------
                  % of          % of          % of          % of          % of
                Loans in      Loans in      Loans in      Loans in      Loans in
                Category      Category      Category      Category      Category
                   to            to            to            to            to
                  Total         Total         Total         Total         Total
           Amount Loans  Amount Loans  Amount Loans  Amount Loans  Amount Loans
           ------ -----  ------ -----  ------ -----  ------ -----  ------ -----

Commercial & financial
           $   93  18.6% $  140  17.0% $  401  17.7% $  244  18.2% $  222  18.4%

Real estate mortgages (1)
              280  71.3%    357  73.6%    259  72.3%    185  73.4%    186  75.4%

Installment & other loans
               29  10.1%     20   9.4%     47  10.0%     37   8.4%     14   6.2%

Unallocated
            2,877      -  1,913      -  1,540      -  1,583      -    777      -

           ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Total allowance
   for loan
   loss    $3,279 100.0% $2,430 100.0% $2,247 100.0% $2,049 100.0% $1,199 100.0%
           ====== ====== ====== ====== ====== ====== ====== ====== ====== ======


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

Average total deposits increased $31 million, or 9%, to $366 million in 1999, while average borrowed funds (repurchase agreements) increased by $6.8 million, or 20%, to $41 million. The largest increase by category of average deposits was certificates of deposit, which grew $16 million, or 11%, due in part to a premium-rate six-month certificate campaign. Average demand deposits grew $8.4 million, or 12.0%, and average interest-bearing checking grew $4.6 million, or 9%. Deposit growth was internally generated during 1999 at the Company's fourteen branches in Miami-Dade and Broward Counties.

The following table presents the average balances and average weighted rates for the Company's categories of deposits for the years ended December 31, 1999, 1998, and 1997.



             AVERAGE DEPOSIT BALANCES & WEIGHTED AVERAGE RATES
                            (Dollars In Thousands)


                             Years Ended December 31,
    ----------------------------------------------------------------------------
             1999                      1998                      1997
    ------------------------  ------------------------  ------------------------
                      % of                      % of                      % of
    Average Average  Total    Average Average  Total    Average Average  Total
    Balance  Rate   Deposits  Balance  Rate   Deposits  Balance  Rate   Deposits
    ------- ------- --------  ------- ------- --------  ------- ------- --------
Non-interest bearing deposits
   $ 81,136       -    22.1% $ 72,766       -    21.7% $ 61,672       -    20.5%
Interest-bearing checking
     57,504   1.05%    15.7%   53,153   1.19%    15.8%   47,374   1.19%    15.7%
Money market accounts
     43,422   2.91%    11.9%   42,396   3.00%    12.6%   38,191   2.33%    12.7%
Savings deposits
     22,798   1.64%     6.2%   21,952   1.79%     6.5%   22,459   1.79%     7.4%
Time deposits
    161,427   4.88%    44.1%  145,650   5.22%    43.4%  131,562   5.13%    43.7%
    -------           ------  -------           ------  -------           ------
   $366,487   2.76%   100.0% $335,917   2.95%   100.0% $301,258   2.86%   100.0%
    =======   =====   ======  =======   =====   ======  =======   =====   ======



The following table presents the maturity of certificates of deposit over $100,000 as of December 31, 1999.


                             MATURITY SCHEDULE
                      CERTIFICATES OF DEPOSIT >$100,000
                           (Dollars In Thousands)


                                              Balance    Percent
                                              -------    -------
           Less than 3 months                 $20,347      28.2%
           3 to 6 months                       16,242      22.5%
           6 to 12 months                      33,379      46.2%
           More than 12 months                  2,274       3.1%
                                              -------    -------
           Total                              $72,242     100.0%
                                              =======    =======


Short Term Borrowings

The following table presents a summary of the Company's short term borrowings at December 31, 1999, 1998, and 1997:


                             SHORT-TERM BORROWINGS
                             (Dollars In Thousands)


                                          Years Ended December 31,
                                ------------------------------------------
                                       1999        1998        1997
                                       ----        ----        ----
Securities sold under agreements
to repurchase at year-end            $40,794     $33,978     $31,285

Weighted average rate of
securities sold under agreements
to repurchase at year-end              4.89%       3.84%       4.62%

Average amount of securities
sold under agreements to
repurchase during the fiscal year    $41,358     $34,548     $32,336

Weighted average rate of securities
sold under agreements to
repurchase during the year             4.41%       4.55%       4.63%

Maximum amount of securities sold
under agreements to repurchase
at any month-end during
the fiscal year                      $45,908     $40,005     $37,127





Capital

Shareholders' equity decreased $2.0 million in 1999 to $42.8 million. Shareholders' equity was increased by $5.5 million from net income and by $237,000 from the issuance of common stock resulting from the exercise of options. Shareholders' equity was reduced by $4.6 million, net of tax, from other comprehensive losses relating to unrealized holding losses on available-for-sale securities, $2.3 million for dividends declared on common stock and $788,000 for the purchase of treasury stock. For the year ended December 31, 1999, the return on average equity was 12.35%, compared to 11.14% for the year ended December 31, 1998.

At year-end 1999 and 1998, there were 3,931,375 (including 78,746 shares of treasury stock) and 3,908,827 (including 41,092 shares of treasury stock) shares of common stock outstanding, respectively. There were 222 shareholders of record as of December 31, 1999, and the Company believes that it has approximately 650 additional beneficial shareholders.

During 1999, the Company declared cash dividends of $0.59 per common share, a 28% increase over 1998 cash dividends of $0.46 per common share. Cash dividends declared totaled $2.3 million and $1.8 million in 1999 and 1998, respectively. Dividends declared but not paid amounted to $693,000 and $705,000 in 1999 and 1998, respectively. In addition to the cash dividends, the Company declared
5% stock dividends in December, 1999 and December, 1998. Cash dividends per common share have been adjusted for the effects of the stock dividends.

The Company's common stock trades on the Nasdaq Stock Market under the symbol CLBK. High, low, and closing prices (as adjusted for five percent stock dividends in December, 1999 and 1998) for the years ended December 31, 1999 and 1998, by quarter, are as follows:



                                       RECENT COMMON STOCK PRICES

                                     1999                      1998
                            -----------------------    -----------------------
                             High     Low    Close      High     Low    Close
                             ----     ---    -----      ----     ---    -----

     First Quarter          $21.79  $19.52  $21.43     $23.13  $20.64  $21.32
     Second Quarter          22.03   18.81   20.60      23.24   21.09   22.00
     Third Quarter           22.86   20.12   20.71      22.22   17.80   19.96
     Fourth Quarter          22.86   20.00   20.63      21.91   17.69   21.91



Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 1999, the Company and the Bank were rated "well capitalized" by their regulatory agency. It is management's goal to maintain its "well capitalized" category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders' equity less goodwill and plus/less the unrealized loss/gain on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale equity securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company's leverage ratio at December 31, 1999, was 9.23%, compared to 9.52% at year-end 1998, and compared to the regulatory guideline of 5% for "well capitalized" institutions.

The following table presents the regulatory capital levels and ratios of the Company at December 31, 1999, 1998, and 1997.


                        REGULATORY CAPITAL

                                              December 31,
                                  -----------------------------------
                                         (Dollars in Thousands)
                                    1999          1998         1997
                                    ----          ----         ----
Tier I Capital:
   Stockholders' equity less
   intangible assets (1)          $ 44,022      $ 41,214     $ 38,404

Tier II Capital:
   Allowance for loan loss           3,279         2,430        2,247

   45% of unrealized gain on available
   for sale equity securities        1,051         1,404            -
                                   -------       -------      -------
      Total capital               $ 48,352      $ 45,048     $ 40,651
                                   =======       =======      =======
Risk-adjusted assets              $295,949      $254,530     $211,750
                                   =======       =======      =======
Risk-based capital ratios (2)

   Tier I Capital                   14.88%        16.19%       18.14%
   Total Capital                    16.34%        17.70%       19.20%
   Leverage Ratio                    9.23%         9.52%        9.70%



(1) Adjusted for the unrealized holding gain/loss on securities available-for-sale and goodwill. The Company's principal source of capital is generated through earnings and issuance of stock.
(2) The regulatory minimum risk-based ratios are: Tier I Capital 4%; Total Capital 8%. The regulatory minimum Leverage Ratio is 3%.




Liquidity

The objective of liquidity management is to maintain cash flow requirements to meet immediate and ongoing future needs for loan demand, deposit withdrawals, maturing liabilities, and expenses. In evaluating actual and anticipated needs, management seeks to obtain funds at the most economical cost. Management believes that the level of liquidity is sufficient to meet future funding requirements.

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs. The Bank's principal sources of funds are deposits, repurchase agreements, payments on loans, paydowns, maturities and sales of investments, and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $71 million, and Federal Funds purchased lines available at correspondent banks amounting to $11 million.

The Bank's primary use of funds is to originate loans and purchase investment securities. In 1999, 1998 and 1997, the net change in loans was an increase of $45.6 million, $29.3 million and $42.4 million, respectively, and the Bank purchased $51.6 million, $106.5 million and $45.1 million of investment securities. Funding for the above came primarily from increases in deposits of $38.0 million, $30.6 million and $21.0 million in 1999, 1998, and 1997, respectively, and increases in securities sold under agreement to repurchase of $6.8 million in 1999, $2.7 million in 1998 and $2.1 million in 1997, and in proceeds from maturities and sales of investment securities of $52.7 million, $108.2 million and $59.4 million in 1999, 1998 and 1997, respectively.



Asset/Liability Management and Interest Rate Risk

Changes in interest rates can substantially impact the Company's long-term profitability and current income. An important part of management's efforts to maintain long-term profitability is the management of interest rate risk.
The goal is to maximize net interest income within acceptable levels of interest rate risk and liquidity. Interest rate exposure is managed by monitoring the relationship between interest-earning assets and interest-bearing liabilities, focusing on the size, maturity or repricing date, rate of return and degree of risk. The Bank's Asset/Liability Management Committee oversees the interest rate risk management and reviews the Bank's asset/liability structure on a quarterly basis.

The Bank uses interest rate sensitivity, or GAP analysis to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. Other methods such as simulation analysis are utilized in evaluating the Bank's interest rate risk position. The table presented below shows the Bank's GAP analysis at December 31, 1999.


                 INTEREST RATE SENSITIVITY ANALYSIS
                       (Dollars In Thousands)


                                              Term to Repricing
                            ----------------------------------------------------
                                                            Over 1 Year
                             90 Days     91-181    182-365  & Non-rate
                             or Less      Days       Days    Sensitive    Total
                            --------   --------   --------   --------   --------
Interest-earning assets:
  Federal funds sold        $ 19,999   $      -   $      -   $      -   $ 19,999
  Investment securities        5,392      5,754      7,912    147,204    166,262
  Gross loans
    (excluding non-accrual)  104,248     33,342     34,351     74,480    246,421
                             -------    -------    -------    -------    -------
  Total interest-earning
    assets                  $129,639   $ 39,096   $ 42,263   $221,684   $432,682
                             =======    =======    =======    =======    =======

Interest-bearing liabilities:
  Interest-bearing checking $      -   $      -   $      -   $ 60,032   $ 60,032
  Money market                     -     10,608     10,608     21,216     42,432
  Savings                          -          -          -     22,316     22,316
  Time deposits               59,442     51,738     60,514     14,214    185,908
  Borrowed funds              42,672          -          -          -     42,672
                             -------    -------    -------    -------    -------
  Total interest-bearing
    liabilities             $102,114   $ 62,346   $ 71,122   $117,778   $353,360
                             =======    =======    =======    =======    =======
Interest sensitivity gap    $ 27,525   $(23,250)  $(28,859)  $103,906   $ 79,322
                             =======    =======    =======    =======    =======
Cumulative gap              $ 27,525   $  4,275   $(24,584)  $ 79,322
                             =======    =======    =======    =======
Cumulative ratio of
  interest-earnings assets to
  interest-bearing liabilities  127%       103%        90%       122%
Cumulative gap as a
  percentage of total
  interest-earning assets       6.4%       1.0%     (5.7)%      18.3%



Management assumptions reflect the Bank's estimate of the anticipated repricing sensitivity of non-maturity deposit products. Interest-bearing checking and savings accounts have been allocated to the "over 1 year" category, and money market accounts 25% to the "91-181 days" category, 25% to the "182-365 days" category, and 50% to the "over 1 year" category.

The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a "rate shock" analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions, and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future interest rate changes on net income. As of December 31, 1999, the Bank's simulation analysis projects a decrease to net interest income of 2.95%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would decrease by .64%. These projected levels are within the Company's policy limits.



Fourth Quarter Results

Net income for the fourth quarter, 1999 was $1.45 million, or $0.38 per common share, compared to $1.22 million, or $0.31 per common share in the fourth quarter of 1998. Fourth quarter 1999 earnings represent a 1.21% annualized return on assets and a 13.17% annualized return on average equity. Tax-equivalent net interest income for the fourth quarter of 1999 was $5.0 million, a 14% increase over fourth quarter 1998 net interest income of $4.4 million.
The increase is the result of growth in average earning assets, which increased 12% for the quarter and an increase in the net interest yield. The tax-equivalent net interest yield increased 5 basis points, to 4.55% for the quarter ended December 31, 1999.

The provision for loan losses was $540,000 for the fourth quarter of 1999, as compared to $70,000 for the same period in 1998. The fourth quarter charge to the provision increased the allowance for loan losses to $3.28 million, or 1.32% of total loans, a level the Company has deemed to be sufficient to absorb losses in the portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of actual operating experience, estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.

Non-interest income for the fourth quarter of 1999 was $1.47 million, an increase of $747,000, over 1998. Included in fourth quarter 1999 non-interest income is a security gain of $770,000. Non-interest expense was $3.6 million for the fourth quarter of 1999, an increase of $400,000, or 13%, from the same period in 1998. The increased expenses were primarily the result of increased staff, legal, insurance and advertising expense during the quarter.



Forward-Looking Statements

This Annual Report to Stockholders (in particular, the sections entitled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the discussion of business) may contain forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), representing the Company's expectations and beliefs concerning future events. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the Company's effective and timely initiation and development of new client relationships, the maintenance of existing client relationships and programs, the recruitment and retention of qualified personnel, changes in competition, the adequacy of cash flows from operations and available financing to fund capital needs and future growth, changes in governmental rules and regulations applicable to the Company, and other risks in the Company's filings with the Securities and Exchange Commission. The Company cautions that its discussion of these matters is further qualified, as these risks and uncertainties are beyond the ability of the Company to control. In many cases, the Company cannot predict the risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.








Report of Independent Certified Accountants





To the Board of Directors and Stockholders of Commercial Bankshares, Inc.:



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Commercial Bankshares, Inc. and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain resonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Miami, Florida
January 20, 2000





                        COMMERCIAL BANKSHARES, INC.
                             AND SUBSIDIARY
                        CONSOLIDATED BALANCE SHEETS
                        December 31, 1999 and 1998
                 (Dollars In Thousands, Except Share Data)

                                                          1999       1998
                                                          ----       ----
Assets:
 Cash and due from banks                               $ 19,086   $ 19,047
 Federal funds sold                                      19,999     16,186
                                                        -------    -------
   Total cash and cash equivalents                       39,085     35,233
 Investment securities available for sale,
   at fair value (cost of $128,454 in 1999
   and $115,113 in 1998)                                125,236    119,072
 Investment securities held to maturity,
   at cost (aggregate fair value of $43,859
   in 1999 and $59,267 in 1998)                          43,392     57,430
 Loans, net                                             244,016    199,277
 Premises and equipment, net                             13,590     14,167
 Accrued interest receivable                              3,282      3,148
 Goodwill, net                                              614        793
 Other assets                                             5,955      3,225
                                                        -------    -------
      Total assets                                     $475,170   $432,345
                                                        =======    =======

Liabilities and stockholders' equity:
 Deposits:
  Demand                                               $ 80,059   $ 78,932
  Interest-bearing checking                              60,032     58,984
  Money market                                           42,432     41,923
  Savings                                                22,316     22,807
  Time                                                  183,608    147,769
                                                        -------    -------
  Total deposits                                        388,447    350,415

 Securities sold under agreements to repurchase          40,794     33,978
 Accounts payable and accrued liabilities                 2,516      2,577
 Accrued interest payable                                   632        638
                                                        -------    -------
  Total liabilities                                     432,389    387,608
                                                        -------    -------

Commitments and contingencies (Notes 4,11 and 15)

Stockholders' equity:
 Common stock, $.08 par value, 6,250,000 authorized
   shares, 3,931,375 issued (3,908,827 in 1998)             313        296
 Additional paid-in capital                              43,738     39,313
 Retained earnings                                        2,111      3,136
 Accumulated other comprehensive income(loss)
   on investment securities available for sale,
   net of tax                                            (1,855)     2,730
 Treasury stock, 78,746 shares
   (41,092 shares in 1998), at cost                      (1,526)      (738)
                                                        -------    -------
      Total stockholders' equity                         42,781     44,737
                                                        -------    -------

      Total liabilities and stockholders'equity        $475,170   $432,345
                                                        =======    =======

 The accompanying notes are an integral part of these financial statements.



                          COMMERCIAL BANKSHARES, INC.,
                                 AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
              for the years ended December 31, 1999, 1998, and 1997
                   (Dollars In Thousands, Except Share Data)

                                                 1999    	  1998     	 1997
                                                 ----       ----       ----
Interest income:
 Interest and fees on loans                    $18,809    $16,215    $13,390
 Interest on investment securities
   Taxable                                       8,374      9,488     10,003
   Tax exempt                                    2,258      1,729      1,516
 Interest on federal funds sold                    769        708        542
                                                ------     ------     ------
 Total interest income                          30,210     28,140     25,451
                                                ------     ------     ------
Interest expense:
 Interest on deposits                           10,124      9,906      8,608
 Interest on securities sold under
   agreements to repurchase                      1,823      1,572      1,497
                                                ------     ------     ------
   Total interest expense                       11,947     11,478     10,105
                                                ------     ------     ------
   Net interest income                          18,263     16,662     15,346
Provision for loan losses                          930        230        170
                                                ------     ------     ------
   Net interest income after
     provision for loan losses                  17,333     16,432     15,176
                                                ------     ------     ------
Non-interest income:
 Service charges on deposit accounts             2,107      1,906      1,908
 Other fees and service charges                    751        654        645
 Security gains, net                               763        108         88
                                                ------     ------     ------
   Total non-interest income                     3,621      2,668      2,641
                                                ------     ------     ------

Non-interest expense:
 Salaries and employee benefits                  7,722      6,960      6,339
 Occupancy                                       1,242      1,219      1,216
 Furniture and equipment                           983        947        889
 Data processing                                   968        845        727
 Professional fees                                 337        295        366
 Stationery and supplies                           267        278        252
 Amortization of goodwill                          179        179        179
 FDIC insurance                                    131        125        122
 Other                                           1,584      1,359      1,229
                                                ------     ------     ------
   Total non-interest expense                   13,413     12,207     11,319

   Income before income taxes                    7,541      6,893      6,498
Provision for income taxes                       2,085      2,033      1,975
                                                ------     ------     ------
  Net income                                   $ 5,456    $ 4,860    $ 4,523
                                                ======     ======     ======

Earnings per common and common equivalent share:
  Basic                                        $  1.42    $  1.25    $  1.17
  Diluted                                      $  1.37    $  1.21    $  1.14

Weighted average number of shares and common equivalent shares:
  Basic                                      3,856,221  3,887,631  3,876,255
  Diluted                                    3,972,496  4,013,305  3,962,593


 The accompanying notes are an integral part of these financial statements.





                       COMMERCIAL BANKSHARES, INC.
                             AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
          for the years ended December 31, 1999, 1998, and 1997
                             (In Thousands)


                                              1999      1998      1997
                                              ----      ----      ----
Net Income                                   $5,456    $4,860    $4,523

Other comprehensive income (loss),
net of tax
   Unrealized holding gain (loss)
      arising during period                  (4,051)      233     1,065
   Reclassification adjustments for
      gains realized in net income             (534)      (56)        -
                                              -----     -----     -----
   Other comprehensive income (loss)         (4,585)      177     1,065
                                              -----     -----     -----
Comprehensive income                         $  871    $5,037    $5,588
                                              =====     =====     =====




        CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          for the years ended December 31, 1999, 1998, and 1997
                    (In Thousands Except Share Data)


                                            Accumulated
       Shares of        Additional          Other                  Total
       Common    Common Paid-in    Retained Comprehensive Treasury Stockholders'
       Stock     Stock  Capital    Earnings Income(Loss)  Stock    Equity
       --------- ------ ---------- -------- ------------- -------- -------------

Balance at January 1, 1997
       3,353,434  $268   $30,947    $ 4,808    $ 1,488    $   (67)   $37,444
  Exercise of stock options
           2,000     -        20          -          -          -         20
  Unrealized holding gain
               -     -         -          -      1,065          -      1,065
  Dividends-common stock $0.29 per share
               -     -         -     (1,120)         -          -     (1,120)
  5% stock dividend
         167,661    14     4,046     (4,063)         -          -         (3)
  Net income
               -     -         -      4,523          -          -      4,523
       ---------  ----   -------    -------    -------    -------    -------
Balance at December 31, 1997
       3,523,095   282    35,013      4,148      2,553        (67)    41,929

  Exercise of stock options
          21,595     1       244          -          -          -        245
  Purchase of treasury stock
               -     -         -          -          -       (671)      (671)
  Unrealized holding gain
               -     -         -          -        177          -        177
  Dividends-common stock $0.46 per share
               -     -         -     (1,799)         -          -     (1,799)
  5% stock dividend
         177,108    13     4,056     (4,073)         -          -         (4)
  Net income
               -     -         -      4,860          -          -      4,860
       ---------  ----   -------    -------    -------    -------    -------
Balance at December 31, 1998
       3,721,798   296    39,313      3,136      2,730       (738)    44,737
  Exercise of stock options
          22,548     2       235          -          -          -        237
  Purchase of treasury stock
               -     -         -          -          -       (788)      (788)
  Unrealized holding loss
               -     -         -          -     (4,585)         -     (4,585)
  Dividends-common stock $0.59 per share
               -     -         -     (2,273)         -          -     (2,273)
  5% stock dividend
         187,029    15     4,190     (4,208)         -          -         (3)
  Net income
               -     -         -      5,456          -          -      5,456
       ---------  ----   -------    -------    -------    -------    -------
Balance at December 31, 1999
       3,931,375  $313   $43,738    $ 2,111    $(1,855)   $(1,526)   $42,781
       =========  ====   =======    =======    =======    =======    =======

 The accompanying notes are an integral part of these financial statements.



                      COMMERCIAL BANKSHARES, INC.,
                             AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
          for the years ended December 31, 1999 ,1998, and 1997
                             (In Thousands)

                                                     1999      1998     1997
Cash flows from operating activities:                ----      ----     ----
  Net income                                       $ 5,456   $ 4,860  $ 4,523
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Provision for loan losses                            930       230      170
  Depreciation, amortization, and accretion, net     1,489     1,190    1,055
  Gain on disposal of premises and equipment, net     (220)        -     (105)
  Gain on sale of investment securities, net          (763)     (108)     (88)
  Change in accrued interest receivable               (134)     (394)    (116)
  Change in other assets                            (2,730)     (187)      65
  Change in accounts payable and accrued liabilities 2,286      (154)      51
  Change in accrued interest payable                    (6)      (10)     (19)
                                                    ------    ------   ------
    Net cash provided by operating activities        6,308     5,427    5,536
                                                    ------    ------   ------

Cash flows from investing activities:
  Proceeds from maturities of investment
    securities held to maturity                     13,289    29,553   16,559
  Proceeds from sales of investment
    securities held to maturity                        540     1,197    1,864
  Proceeds from maturities of investment
    securities available for sale                   35,141    69,327   41,000
  Proceeds from sales of investment
    securities available for sale                    3,752     8,131        -
  Purchases of investment securities
    held to maturity                                     -         -   (1,520)
  Purchases of investment securities
    available for sale                             (51,613) (106,526) (43,600)
  Net change in loans                              (45,413)  (29,261) (42,235)
  Purchases of premises and equipment                 (450)   (1,712)  (2,741)
  Proceeds from disposal of premises and equipment     287       109      859
                                                    ------   -------   ------
    Net cash used in investing activities          (44,467)  (29,182) (29,814)
                                                    ------   -------   ------

Cash flows from financing activities:
  Net change in demand, savings, interest-bearing checking,
    money market, and time deposit accounts         38,032    30,571   20,981
  Net change in securities sold under
    agreements to repurchase                         6,816     2,693    2,082
  Dividends paid                                    (2,286)   (1,411)  (1,140)
  Proceeds from issuance of stock                      237       245       20
  Purchase of treasury stock                          (788)     (671)       -
                                                    ------   -------   ------
    Net cash provided by financing activities       42,011    31,427   21,943
                                                    ------   -------   ------

Increase (decrease) in cash and cash equivalents     3,852     7,672   (2,335)
Cash and cash equivalents at beginning of year      35,233    27,561   29,896
                                                    ------   -------   ------
Cash and cash equivalents at end of year           $39,085  $ 35,233  $27,561
                                                    ======   =======   ======

Supplemental disclosures:
  Interest paid (net of amounts credited
    to deposit accounts)                           $ 2,310  $  2,169  $ 1,330
  Income taxes paid                                $ 2,163  $  2,128  $ 1,816


 The accompanying notes are an integral part of these financial statements.




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

The accounting policies and reporting practices of the Company and its subsidiary conform to predominant practices in the banking industry and are based on generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the allowance for loan losses. Actual results could differ from those estimates. The following is a description of the significant accounting policies.



Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all material intercompany accounts and transactions.



Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of those reserve balances at December 31, 1999 and 1998, were approximately $3.5 million and $5.5 million, respectively.



Investment Securities

The Company classifies its investment securities as follows:

Held to maturity: Investment securities that management has the intent and the Company has the ability at the time of purchase to hold until maturity are classified as held to maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the constant yield method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statement of income.

Available for sale: Investment securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Assets included in this category are those that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, and other factors related to interest rate and resultant prepayment risk changes. Securities available for sale are recorded at fair value. Both unrealized holding gains and losses on securities available for sale, net of tax, are included as accumulated other comprehensive income in the consolidated balance sheets until these gains or losses are realized. The cost of investment securities sold is determined by the specific identification method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statement of income.



Loans

Loans are reported at their principal outstanding balance net of allowances for loan losses and deferred loan fees. Interest income is generally recognized when income is earned, using the effective interest method. Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments to interest income.



Allowance for Loan Losses

The adequacy of the allowance for loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable loan losses. Management's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered.

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



Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.
Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

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



Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized over the remaining term of the applicable leases or their useful lives, whichever is shorter. Maintenance and repairs are charged to expense as incurred; improvements and betterments are capitalized. Upon retirement or disposition, the related costs and accumulated depreciation are removed from the accounts, and any resulting gains or losses are credited or charged to income.



Goodwill

Goodwill represents the unamortized costs in excess of the fair value of acquired net tangible assets, including the Bank and subsequent branch acquisitions. Goodwill is amortized on a straight line basis over 15 years. Management periodically evaluates whether events or circumstances have occurred that would result in impairment in the value or life of goodwill based on historical and future earnings and cash flow projections.



Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure, or otherwise acquired from the debtor in lieu of repayment of the debt. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value less estimated costs to sell. Upon transfer of a loan to foreclosed status, an appraisal is obtained and any excess of the loan balance over the fair value less estimated costs to sell is charged against the allowance for loan losses. Revenues, expenses, and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 1999 and 1998, there was no other real estate owned.



Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.



Interest Rate Risk

The Company's profitability is dependent to a large extent on its net interest income, which is the difference between income on interest-earning assets and interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive, or a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive, or a negative gap. An asset-sensitive position will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changing in market interest rates.



Comprehensive Income (Loss)

The income tax effects related to the components of other comprehensive income
(loss) are as follows:


                       1999                   1998                1997
              ----------------------- ------------------- ---------------------
                        Tax                    Tax                 Tax
                     (Expense)              (Expense)           (Expense)
                         or                     or                  or
               Gross  Benefit   Net    Gross Benefit  Net  Gross Benefit   Net
              ------- ------- -------  ----- ------- ---- ------ ------- ------
Unrealized holding gain (loss)
  arising during period
              ($6,436) $2,385 ($4,051)  $369  ($136) $233 $1,690  ($625) $1,065
Reclassification adjustments for
  gains realized in net income
                 (741)    207    (534)   (88)    32   (56)     -      -       -
              -------  ------ -------   ----  -----  ---- ------  -----  ------
Other comprehensive income (loss)
              ($7,177) $2,592 ($4,585)  $281  ($104) $177 $1,690  ($625) $1,065
              =======  ====== =======   ====  =====  ==== ======  =====  ======



Per Share Data

Earning per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options. Earnings per share disclosures have been restated for all periods presented for five percent stock dividends declared in December, 1999, 1998 and 1997.




New Accounting Pronouncement

In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement delays the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. Management does not expect the adoption of this Statement to have any material effect on the Company's financial position or results of operations.



Reclassification

Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform to the 1999 presentation.



2. Investment Securities:

The amortized cost and fair value of investment securities are summarized as follows (in thousands):



                                               December 31, 1999
                               ------------------------------------------------
                                              Gross          Gross
                               Amortized   Unrealized     Unrealized    Fair
                                  Cost        Gains          Losses     Value
                               ---------   ----------     ----------  --------

Available for Sale Securities:
U.S. Government Agencies        $103,173      $    -        $(4,043)  $ 99,130
State & Political Subdivisions    23,247           -         (1,511)    21,736
Corporate Stock                    2,034       2,336              -      4,370
                                --------      ------        -------   --------
                                $128,454      $2,336        $(5,554)  $125,236
                                ========      ======        =======   ========

Held to Maturity Securities:
U.S. Government Agencies        $ 20,877      $   65        $  (176)  $ 20,766
State & Political Subdivisions    22,265         578              -     22,843
Other                                250           -              -        250
                                --------      ------        -------   --------
                                $ 43,392      $  643        $  (176)  $ 43,859
                                ========      ======        =======   ========


                                             December 31, 1998
                               ------------------------------------------------
                                              Gross          Gross
                               Amortized   Unrealized     Unrealized    Fair
                                  Cost        Gains          Losses     Value
                               ---------   ----------     ----------  --------
Available for Sale Securities:
U.S. Treasury Obligations       $  3,994      $   31        $     -   $  4,025
U.S. Government Agencies          95,306         770            (40)    96,036
State & Political Subdivisions    13,829         146            (68)   	13,907
Corporate Stock                    1,984       3,120              -      5,104
                                --------      ------        -------   --------
                                $115,113      $4,067        $  (108)  $119,072
                                ========      ======        =======   ========


Held to Maturity Securities:
U.S. Government Agencies        $ 32,766      $  396        $   (23)  $ 33,139
State & Political Subdivisions    24,314       1,464              -     25,778
Other                                350           -              -        350
                                --------      ------        -------   --------
                                $ 57,430      $1,860        $   (23)  $ 59,267
                                ========      ======        =======   ========



The amortized cost and fair value of investment securities excluding corporate stock at December 31, 1999, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.




                                      Available for Sale     Held to Maturity
                                     --------------------   ------------------
                                     Amortized     Fair     Amortized     Fair
                                       Cost       Value        Cost      Value
                                     ---------  ---------   ---------  ---------
Due in one year or less               $     -    $     -     $   586    $   586
Due after one year through five years   9,684      9,566       9,948     10,092
Due after five years through ten years 63,156     60,564      13,537     13,946
Due after ten years                    53,580     50,736      19,321     19,235




Gross gains of approximately $792,000, $119,000 and $88,000, respectively, and gross losses of $29,000, $11,000 and $0, respectively, during 1999, 1998 and 1997, were realized on the sale of investment securities. During 1999, 1998 and 1997, the Company sold securities with a book value of $518,000, $1.18 million, and $1.86 million, respectively, from the held to maturity portfolio. The sales did not call into question the Company's intent to hold other securities to maturity because one of the following criteria was met with each sale: (1) the Company had collected in excess of 85% of the principal outstanding, or (2) the security was within 90 days of maturity. The net gain on sale of these securities was $22,000 in 1999, $20,000 in 1998 and $88,000 in 1997.

At December 31, 1999 and 1998, investment securities with an amortized cost of approximately $69 million and $58 million, respectively, were pledged as collateral for securities sold under agreements to repurchase, time deposits of governmental entities, treasury tax and loan deposits, and other borrowed funds.



3. Loans and Allowance for Loan Losses:


The distribution of loans, by type, was as follows (in thousands):


                                                    December 31,
                                              ----------------------
                                                 1999        1998
                                                 ----        ----
Commercial and financial                      $ 46,147    $ 34,415
Real estate and mortgage                       176,500     148,564
Installment and other                           24,989      18,984
                                               -------     -------
                                               247,636     201,963
Less: Allowance for loan losses                 (3,279)     (2,430)
      Deferred loan fees                          (341)       (256)
                                               -------     -------
Total Loans, net                              $244,016    $199,277
                                               =======     =======



Loans on which the accrual of interest has been discontinued amounted to approximately $874,000 and $529,000 at December 31, 1999 and 1998, respectively. If non-accrual loans were on full accrual, additional interest income of approximately $0, $13,000, and $8,000 would have been recorded during 1999, 1998, and 1997, respectively.

The total amount of loans to directors and executive officers amounted to $8,485,000 and $3,412,000 at December 31, 1999 and 1998, respectively.
Transactions for loans to directors and executive officers for the years ended December 31, 1999 and 1998 were as follows (in thousands):



                                              1999         1998
                                              ----         ----
Balance, beginning of period                 $3,412       $1,083
Loans and advances                            5,645        2,387
Payments                                       (572)         (58)
                                              -----        -----
Balance, end of period                       $8,485       $3,412
                                              =====        =====



Transactions in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 were as follows (in thousands):



                                            1999     1998    1997
                                            ----     ----    ----
Balance, beginning of year                 $2,430   $2,247  $2,049
Provision charged to operations               930      230     170
Loans charged off                            (140)    (117)   (112)
Recoveries                                     59       70     140
                                            -----    -----   -----
Balance, end of year                       $3,279   $2,430  $2,247
                                            =====    =====   =====



4. Premises and Equipment and Lease Commitments:


Premises and equipment were as follows (in thousands):

                                                   December 31,     Estimated
                                                  ---------------     Useful
                                                    1999    1998       Life
                                                    ----    ----   -------------
Land                                              $ 5,613 $ 5,412        -
Buildings                                           6,645   6,645     40 years
Leasehold and other property improvements           2,093   2,048  3 to 10 years
Furniture and equipment                             4,247   4,121   3 to 7 years
Other                                                 134     140      3 years
                                                   ------  ------
                                                  $18,732 $18,366
Less:  accumulated depreciation and amortization   (5,142) (4,199)
                                                   ------  ------
                                                  $13,590 $14,167
                                                   ======  ======


The Bank leases office and parking spaces for various banking facilities. The leases have initial terms expiring in 2000 through 2008 and are renewable by the Bank for up to 10 years. Under these leases, rents will increase annually, either at fixed rates or at rates based on various escalation clauses. On certain leases, in addition to the base rate payment, the Bank pays a monthly allocation of the buildings' operating expenses. Rental expense was approximately $235,000, $241,000 and $242,000 in 1999, 1998, and 1997,
respectively. As of December 31, 1999, future minimum rental commitments for all noncancellable operating leases with initial or remaining terms in excess of one year were as follows (in thousands):




 Year Ending December 31,
   2000      $  336
   2001         208
   2002         177
   2003         108
   2004         108
   Thereafter   254
              -----
             $1,191
              =====



5. Securities Sold Under Agreements to Repurchase:

Interest expense on securities sold under agreements to repurchase aggregated $1.8 million, $1.6 million and $1.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The following sets forth information concerning repurchase agreements for the periods indicated:


                                             As Of And For The Years Ended
                                                       December 31,
                                             ----------------------------
                                                 1999     1998     1997
                                                 ----     ----     ----
                                                 (Dollars in Thousands)
Maximum amount of outstanding agreements
  at any month end during the year             $45,908  $40,005  $37,127
Average amount outstanding during the year      41,358   34,548   32,336
Weighted average interest rate for the year      4.41%    4.55%    4.63%




The entire $40.8 million portfolio of repurchase agreements outstanding at December 31, 1999 matures in January, 2000.



6. Interest Expense:

Interest expense on interest-bearing checking, money market, savings and time deposits was as follows for the years ended December 31, 1999, 1998, and 1997 (in thousands):



                                 1999   1998   1997
                                 ----   ----   ----
Interest-bearing checking      $   608 $  633 $  566
Money market                     1,265  1,271    889
Savings                            375    394    403
Time deposits                    7,876  7,608  6,750
                               ------- ------ ------
                               $10,124 $9,906 $8,608
                               ======= ====== ======


Certificates of deposit in denominations of $100,000 or more were approximately $72 million and $53 million at December 31, 1999 and 1998, respectively. Interest expense for such certificates of deposit was approximately $3.0 million, $2.9 million and $2.5 million in 1999, 1998, and 1997, respectively.



7. Other Non-Interest Expense:

Some of the more significant expenses included in other expenses in the consolidated statements of income for the years ended December 31, 1999, 1998, and 1997, were as follows (in thousands):



                                          1999    1998    1997
                                          ----    ----    ----
Telephone                               $  210  $  145  $  130
Insurance                                  206     183     187
Intangible tax                             180     115     100
Administrative service charges             167     148      92
Advertising                                154     153      86
Security                                   114      96      53
Armored carrier and courier                108     102      70
State assessment                            82      76      70
Donations                                   76      29      25
Postage                                     64      61      70
Dues and subscriptions                      58      55      73
Other                                      165     196     273
                                         -----   -----   -----
                                        $1,584  $1,359  $1,229
                                         =====   =====   =====



8. Income Taxes:

The components of the net deferred tax asset as of December 31, 1999 and 1998, were as follows (in thousands)


                                             1999      1998
                                             ----      ----
Deferred tax assets:
  Write-off of goodwill                    $1,628    $1,790
  Unrealized loss on investment securities  1,363         -
  Allowance for loan losses                 1,093       638
  Investment in securities                    173       236
  Other                                       116        15
                                            -----     -----
  Total deferred tax asset                  4,373     2,679
                                            -----     -----

Deferred tax liabilities:
  Unrealized gain on investment securities      -     1,229
  Depreciation of fixed assets                  -        19
  Other                                         -         7
                                            -----     -----
  Total deferred tax liability                  -     1,255
                                            -----     -----
Net deferred tax asset                     $4,373    $1,424
                                            =====     =====




The components of the provision (benefit) for income taxes for the years ended December 31, 1999, 1998 and 1997 were as follows (in thousands):



                                     1999      1998     1997
                                     ----      ----     ----
Current-federal                     $2,163    $1,803   $1,626
Current-state                          279       269      242
Deffered-federal                      (313)      (34)     106
Deferred-state                         (44)       (5)       1
                                     -----     -----    -----
Total                               $2,085    $2,033   $1,975
                                     =====     =====    =====



The following table reconciles taxes at the federal statutory rate with the effective rate for 1999, 1998, and 1997:



                                     1999      1998     1997
                                     ----      ----     ----
Federal statutory rate                34%       34%      34%
Goodwill amortization                  1%        1%       1%
State taxes                            3%        2%       2%
Tax-exempt investment income          (9%)      (7%)     (6%)
Other, net                            (1%)       -       (1%)
                                     ----      ----     ----
Effective tax rate                    28%       30%      30%
                                     ====      ====     ====



9. Earnings Per Share:

The following table reconciles the weighted average shares (denominator) used to calculate basic and diluted earnings per share (in thousands, except per share amounts):

                                  For the Year Ended December 31, 1999
                                 --------------------------------------
                                    Income       Shares     Per-Share
                                  (Numerator) (Denominator)   Amount
                                  ----------- ------------- ---------

Basic EPS                            $5,456       3,856       $1.42
Effect of Dilutive Options                -         116       (0.05)
                                     ------       -----       -----
Diluted EPS                          $5,456       3,972       $1.37
                                     ------       -----       -----



                                  For the Year Ended December 31, 1998
                                 --------------------------------------
                                    Income       Shares     Per-Share
                                  (Numerator) (Denominator)   Amount
                                  ----------- ------------- ---------
Basic EPS                            $4,860       3,887       $1.25
Effect of Dilutive Options                -         126       (0.04)
                                     ------       -----       -----
Diluted EPS                          $4,860       4,013       $1.21
                                     ------       -----       -----



                                  For the Year Ended December 31, 1997
                                 --------------------------------------
                                    Income       Shares     Per-Share
                                  (Numerator) (Denominator)   Amount
                                  ----------- ------------- ---------
Basic EPS                            $4,523       3,876       $1.17
Effect of Dilutive Options                -          86       (0.03)
                                     ------       -----       -----
Diluted EPS                          $4,523       3,962       $1.14
                                     ------       -----       -----



10. Employee Benefit Plan:

The Bank has a qualified contributory profit sharing plan covering substantially all eligible employees. The Bank's contributions to the plan were approximately $134,000, $132,000, and $106,000 in 1999, 1998, and 1997, respectively.



11. Commitments and Contingencies:

The Bank is involved in litigation arising from the ordinary course of business. In the opinion of management, the outcome of this litigation will not have a significant effect on financial position or results of operations.

The Company and the Bank have entered into employment agreements with four officers. The terms of the agreements range from one to three years. Compensation and benefits under these agreements are determined by the Board of Directors. Compensation and benefits are provided in certain defined circumstances, including change in control of the Company.



12. Stock Transactions:

On November 18, 1999, November 20, 1998, November 14, 1997 and November 15, 1996, the Company's Board of Directors authorized one-for-twenty (five per cent) stock dividends, to be effective on January 4, 2000, January 4, 1999, January 2, 1998 and January 3, 1997, respectively. Earnings per share amounts have been restated to retroactively reflect these transactions.

In March 1994, the Board of Directors adopted two stock options plans; the 1994 Outside Director Stock Option Plan and the 1994 Performance Stock Option Plan, which were approved by the shareholders in April 1994. Under the terms of the plans, the option price is not less than the fair market value of the common stock on the date of the grant. On April 15, 1999, the shareholders approved amendments to both plans which increased the number of shares reserved for the grant of options by 150,000 for each plan. The maximum number of shares that may be issued under the Outside Director Option Plan and Performance Stock Option Plan are 279,051 and 522,152, respectively. Options granted under the Outside Director Plan are immediately exercisable and are for a term of ten years. At December 31, 1999 and 1998, there were 129,348 and 3,786 shares available, respectively, for future option grants under the Outside Director Plan. Options granted under the Performance Stock Option Plan are not exercisable for a period of one year from the date of grant and are for a term of ten years. At December 31, 1999 and 1998, there were 251,638 and 116,634 shares available, respectively, for future option grants under this plan.

The current status of options outstanding and the activity for 1999, 1998 and 1997 are presented below:

                                          Outside Director       Performance
                                         Stock Option Plan     Stock Option Plan
                                         -----------------     -----------------
                                                  Weighted              Weighted
                                         Number   Average      Number   Average
                                           of     Exercise       of     Exercise
                                         Options   Price       Options   Price
                                         -------  --------     -------  --------
Options outstanding, January 1, 1997      63,000   $10.63      144,900   $10.07
Granted                                   20,000    14.47       31,000    14.47
Exercised                                 (2,000)   10.05            -        -
Adjustment for 5% stock dividend           4,050        -        8,795        -
                                         -------  --------     -------  --------
Options outstanding, December 31, 1997    85,050    11.58      184,695    10.85
Granted                                   20,000    22.45       24,000    22.45
Exercised                                 (6,615)   13.68      (14,980)   10.25
Expired or cancelled                           -        -       (1,654)    9.56
Adjustment for 5% stock dividend           4,927        -        9,613        -
                                         -------  --------     -------  --------
Options outstanding December 31, 1998    103,362    13.73      201,674    12.43
Granted                                   31,000    20.71       29,380    20.71
Exercised                                      -        -      (22,548)   10.49
Adjustment for 5% stock dividend           6,726        -       10,480        -
                                         -------  --------     -------  --------
Options outstanding December 31, 1999    141,088   $15.34      218,986   $13.86
                                         =======  ========     =======  ========
Options exercisable December 31, 1999    141,088   $15.34      188,136   $12.74
                                         =======  ========     =======  ========



The range of exercise prices for the Performance and Outside Director stock option plans at December 31, 1999 were $8.68 to $22.45. The weighted average remaining contractual lives of the Performance and Outside Director stock options at December 31, 1999 were 6.64 years and 7.19 years, respectively.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," became effective for the year ended December 31, 1996. This pronouncement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on the new fair value accounting rules. The Company has determined not to recognize such compensation expense. The compensation expense, net of income tax effect, if recognized, would have resulted in a decrease in the pro forma amounts indicated below, for the years ended December 31, 1999, 1998 and 1997:


                                                  1999     1998     1997
                                                  ----     ----     ----
                                         (In thousands, except per share amount)

Net earnings-as reported                         $5,456   $4,860   $4,523
Net earnings-pro forma                           $5,177   $4,628   $4,245
Earnings per share (diluted)-as reported         $ 1.37   $ 1.21   $ 1.14
Earnings per share (diluted)-pro forma           $ 1.30   $ 1.14   $ 1.10




The weighted average fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 2.86%; expected volatility of 25.0%; risk-free interest rate of 7.0%; and expected life of nine and one-half years. The weighted average fair value of options granted during 1999, 1998 and 1997, were $6.98, $7.98 and $8.65, respectively.



13. Commercial Bankshares, Inc. (Parent Company Only) Financial Information:


                        Condensed Balance Sheets
                            (In Thousands)

                                                       December 31,
                                                 ---------------------
                                                     1999       1998
                                                     ----       ----
Assets:
   Cash and cash equivalents                       $ 2,671    $ 3,164
   Time deposits                                     2,300      2,300
   Investment in banking subsidiary                 35,121     36,400
   Other investments                                 2,366      3,160
   Goodwill, net                                       578        741
   Other assets                                      1,464        690
                                                   -------    -------
      Total assets                                 $44,500    $46,455


Liabilities and Stockholders' Equity:
   Other liabilities                               $ 1,719    $ 1,718
   Stockholders' equity                             42,781     44,737
                                                   -------    -------
      Total liabilities and stockholders' equity   $44,500    $46,455
                                                   =======    =======




                     Condensed Statements of Income
                            (In Thousands)

                                         Years ended December 31,
                                       ----------------------------
                                         1999      1998      1997
                                         ----      ----      ----
Income:
   Interest on investments             $  292    $  303    $  282
   Security gains                         770         -         -
   Other                                    1         -        95
                                       ------    ------    ------
      Total income                      1,063       303       377


Expenses:
   Occupancy                                -         -         7
   Legal and professional fees              -        10        20
   Goodwill amortization                  163       163       163
   Other                                   67        68        48
                                       ------    ------    ------
      Total expenses                      230       241       238


      Income before income taxes and
         equity in undistributed
         earnings of subsidiary           833        62       139
Provision for income taxes                366        75       113
                                       ------    ------    ------
      Income (loss) before
         equity in undistributed
         earnings of subsidiary           467       (13)       26
Equity in undistributed earnings
   of subsidiary                        4,989     4,873     4,497
                                       ------    ------    ------
      Net income                       $5,456    $4,860    $4,523
                                       ======    ======    ======



                    Condensed Statements of Cash Flows
                              (In Thousands)

                                          Years ended December 31,
                                       ------------------------------
                                          1999      1998      1997
                                          ----      ----      ----
Cash flows from operating activities:
  Net income                            $ 5,456   $ 4,860   $ 4,523
  Adjustments to reconcile net income to
    net cash (used in) provided by operating
    activities:
    Equity in undistributed earnings
      of subisidiary                     (4,989)   (4,873)   (4,497)
    Depreciation and amortization           163       163       162
    Gain on sale of investment securities  (770)        -         -
    Gain on sale of premises and equipment    -         -       (95)
    Change in other assets                 (774)       (3)        2
    Change in other liabilities             228       (33)      (28)
                                        -------   -------   -------
    Net cash (used in) provided by
      operating activities                 (686)      114        67
                                        -------   -------   -------

Cash flows from investing activities:
  Proceeds from sales of investment
    securities available for sale           780         -         -
  Proceeds from disposal of premises
    and equipment                             -         -       862
                                        -------   -------   -------
    Net cash provided by investing
      activities                            780         -       862
                                        -------   -------   -------

Cash flows from financing activities:
  Proceeds from issuance of stock           237       244        20
  Purchase of treasury stock               (788)     (671)        -
  Dividends received from subsidiary      2,251     1,400       750
  Dividends paid                         (2,284)   (1,411)   (1,140)
  Cash paid for fractional shares            (3)       (3)       (3)
                                        -------   -------   -------
    Net cash used in financing activities  (587)     (441)     (373)
                                        -------   -------   -------

Increase (decrease) in cash and cash
  equivalents                              (493)     (327)      556
Cash and cash equivalents at beginning
  of year                                 3,164     3,491     2,935
                                        -------   -------   -------
Cash and cash equivalents at end of year$ 2,671   $ 3,164   $ 3,491
                                        =======   =======   =======


14. Regulatory Matters:

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts (dollars in thousands) and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.


                                                                To Be Well
                                                 For Capital Capitalized Under
                                                  Adequacy   Prompt Corrective
                                     Actual       Purposes   Action Provisions
                                 ------------- ------------- -----------------
                                 Amount  Ratio  Amount  Ratio Amount  Ratio
                                 ------  -----  ------  ----- ------  -----
As of December 31, 1999:
  Total Capital (to Risk Weighted Assets):
    Commercial Bankshares, Inc.  $48,352 16.34% >$23,676> 8.00%     N/A    N/A
    Commercial Bank of Florida    41,864 14.04%  >23,848> 8.00% $29,810 10.00%

  Tier I Capital (to Risk Weighted Assets):
    Commercial Bankshares, Inc.   44,022 14.88%  >11,838> 4.00%     N/A    N/A
    Commercial Bank of Florida    38,585 12.94%  >11,924> 4.00%  17,886  6.00%

  Tier I Capital (to Total Assets):
    Commercial Bankshares, Inc.   44,022  9.23%  >14,255> 3.00%     N/A    N/A
  Tier I Capital (to Average Assets):
    Commercial Bank of Florida    38,585  8.24%  >13,549> 3.00%  22,585  5.00%


As of December 31, 1998:
  Total Capital (to Risk Weighted Assets):
    Commercial Bankshares, Inc.  $45,048 17.70% >$20,362> 8.00%     N/A    N/A
    Commercial Bank of Florida    38,249 15.10%  >20,264> 8.00% $25,330 10.00%

  Tier I Capital (to Risk Weighted Assets):
    Commercial Bankshares, Inc.   41,214 16.19%  >10,181> 4.00%     N/A    N/A
    Commercial Bank of Florida    35,819 14.14%  >10,132> 4.00%  15,198  6.00%

  Tier I Capital (to Total Assets):
    Commercial Bankshares, Inc.   41,214  9.52%  >12,974> 3.00%     N/A    N/A
  Tier I Capital (to Average Assets):
    Commercial Bank of Florida    35,819  8.47%  >12,402> 3.00%  20,670  5.00%




Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. At January 1, 2000, the Bank could have paid dividends to the Company aggregating $14.8 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the Bank.

Cash dividends declared by the Company totaled $2.3 million and $1.8 million in 1999 and 1998, respectively. Dividends declared but not paid amounted to $693,000 and $705,000 in 1999 and 1998, respectively.



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

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at December 31, 1999 and 1998 were $31 million and $25 million, respectively. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

Standby and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing or performance arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank had approximately $6,866,000 and $526,000 in 1999 and $3,216,000 and $411,000 in 1998 of irrevocable standby and commercial letters of credit, respectively, of which $2,065,000 and $1,646,000 of standby letters of credit were collateralized by cash in 1999 and 1998, respectively.



Concentrations of Credit Risk

The Bank primarily grants loans for which South Florida real estate is the collateral. The borrowers' ability to honor their contracts is substantially dependent upon the general economic conditions of the region. As of December 31, 1999, the Bank had loan relationships with 82 borrowers, each with an aggregate balance greater than $800,000, representing 64% of net loans. As of December 31, 1998 the Bank had loan relationships with 62 borrowers, each with an aggregate balance greater than $800,000, representing 56% of net loans.



16. Disclosure About Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value.



Cash and Due from Banks and Federal Funds Sold

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.



Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 to the Consolidated Financial Statements provides information on estimated fair values at December 31, 1999 and 1998.



Loans

A significant portion of loans is comprised of prime-based loans and treasury bill-based loans. The fair value of these types of loans is the carrying amount of the loan. At December 31, 1999, variable rate loans amounted to approximately $181 million or 73% of total loans. Fixed rate loans maturing within the next year totalled $6 million or an additional 2% of total loans.
At December 31, 1998, variable rate loans amounted to approximately $142 million or 71% of total loans. Fixed rate loans maturing within the next year totalled $10 million or an additional 5% of total loans. The fair value of these types of loans is the carrying amount of the loan. Market value of fixed rate loans with maturities in excess of one year, representing approximately 24% of the loan portfolio, as of both December 31, 1999 and 1998, approximates carrying value based on terms and maturity of those loans and current borrowing rates.



Deposit Liabilities and Short-Term Borrowed Funds

The fair value of demand, savings, interest-bearing checking and money market deposits, and borrowings under repurchase agreements is the amount payable on demand (carrying amount). The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. At December 31, 1999, the fair value of time deposits approximates carrying value, which includes time deposits of $169 million due within twelve months which represents 92% of total time deposits. At December 31, 1998 time deposits of $126 million due within twelve months, represented 85% of total time deposits.



Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of letters of credit is based on fees currently charged for similar agreements. At December 31, 1999, a significant portion of the letter of credit portfolio is scheduled to expire within twelve months. The fair value of these commitments approximates the carrying amount.



                      COMMERCIAL BANKSHARES, INC.


                  DIRECTORS                                   OFFICERS

Cromwell A. Anderson      Julius J. Shepard           Joseph W. Armaly
Retired Attorney          Investments                 Chairman and
                                                      Chief Executive Officer

Joseph W. Armaly          Sherman Simon
Chairman of the Board     Investments
Chief Executive Officer
                                                      Jack J. Partagas
                          Michael W. Sontag           President, Secretary, and
Richard J. Bischoff       President                   Chief Operating Officer
Attorney                  Michael Sontag, Inc.


Robert Namoff                                         Barbara E. Reed
Chief Executive Officer   Martin Yelen                Senior Vice President and
Allied Universal Corp.    Retired Attorney            Chief Financial Officer


Jack J. Partagas
President and
Chief Operating Officer





         COMMERCIAL BANK OF FLORIDA

                OFFICERS



Joseph W. Armaly         Chairman and CEO
Jack J. Partagas         President and COO
Bruce P. Steinberger     Executive Vice President
Barbara E. Reed          Senior Vice President and CFO
David E. Dimuro          Senior Vice President
Phillips G. Gay, Jr.     Senior Vice President
Hal Kaufman              Senior Vice President
Joseph Kertis, Jr.       Senior Vice President
Dennis G. Longo          Senior Vice President
John M. Maroon           Senior Vice President
Joseph A. Maroon, Jr.    Senior Vice President
Raul M. Zarranz          Senior Vice President
Bill Dieterle            Audit Director
Sherryl Bowein           Vice President
Ralph E. Coman           Vice President
Elena Correa             Vice President
Valerie Dacks            Vice President
Diana C. Goudie          Vice President
Nancy Hernandez          Vice President
Mary Lou Hutcheson       Vice President
Paul Larkin              Vice President
Alfred P. Lettera        Vice President
Sharon macris McManus    Vice President
W.A. Meabe, Jr.          Vice President
Jeffrey S. Nilsson       Vice President
Robert D. Singleton      Vice President
Fay Marie Stephens       Vice President
Stephen Armaly           Assistant Vice President
Lourdes Beck             Assistant Vice President
Ann Bovard               Assistant Vice President
Luis A. Castillo         Audit Manager
Nora Clavijo             Assistant Vice President
Anne E. Cook             Assistant Vice President
Mercedes De Quesada      Assistant Vice President
Sherri Feinstein         Assistant Vice President
Susan Ferbin             Assistant Vice President
Carlos A. Grosso         Investment Officer
Theresa Hilson           Assistant Vice President
Margaret Humphrey        Assistant Vice President
Geraldine T. Kitchell    Assistant Vice President
Wendy Knowles            Assistant Vice President
Margaret Rizzotto        Assistant Vice President
Mary Robbins             Assistant Vice President
Wendy Robinson           Assistant Vice President
Marisella Salado         Commercial Loan Officer
Pamela Tucker            Assistant Vice President
Deborah Winkles          Assistant Vice President
Constance Bauer          Assistant Cashier
Barbara Cox              Assistant Cashier
Aurora Franquiz          Mortgage Loan Specialist
Norma Gonzalez           Assistant Cashier
Aletha Jackson           Assistant Cashier
Lissette Lazo            Loan Administration Officer
Sue Marchetti            Assistant Cashier
Ileana Medina            Loan Operations Officer
Alice Milhet             Assistant Cashier
Barbara Mirino           Assistant Cashier
Ruben Molina             Assistant Cashier
Cristina Ojeda           Assistant Cashier
Lidia Perez              Assistant Cashier
Linda Schubowsky         Assistant Cashier
Laurie Taylor            Assistant Cashier
Rose Torres              MIS Officer
Sueann Truesdale         Assistant Cashier
Linda K. Wood            Installment Loan Officer
Delia Yepez              Assistant Cashier
James F. Zimny, Jr.      Accounting Officer




                       SUBSIDIARY BANK LOCATIONS

PERRINE/CUTLER RIDGE                        MIAMI BEACH
19455 S. Dixie Highway                      425 41st Street
Miami, FL  33157                            Miami Beach, FL  33140
(305) 234-6090                              (305) 531-4435


PINECREST/THE FALLS                         MEDLEY/HIALEAH GARDENS
13001 S. Dixie Highway                      11590 N.W. South River Drive
Miami, FL  33156                            Medley, FL  33178
(305) 378-2000                              (305) 883-1110


KENDALL                                     NORTH MIAMI
10899 Sunset Drive                          12255 N.E. 16th Avenue
Miami, FL  33173                            North Miami, FL  33161
(305) 274-2000                              (305) 891-6950


SOUTH MIAMI/CORAL GABLES                    HALLANDALE
1533 Sunset Drive                           1448 E. Hallandale Beach Blvd.
Coral Gables, FL  33143                     Hallandale, FL  33009
(305) 663-6030                              (954) 454-3551


BRICKELL                                    PEMBROKE PINES
501 Brickell Key Drive                      176 S. Flamingo Road
Miami, FL  33131                            Pembroke Pines, FL  33027
(305) 364-1100                              (954) 437-8100


MAIN OFFICE                                 POMPANO BEACH
1550 S.W. 57th Avenue                       300 E. Sample Road
Miami, FL  33144                            Pompano Beach, FL  33064
(305) 267-1200                              (954) 943-6550


MIAMI SPRINGS                               CORAL SPRINGS
69 Westward Drive                           1999 University Drive
Miami Springs, FL  33166                    Coral Springs, FL  33071
(305) 883-0883                              (954) 753-7555







ANNUAL MEETING
Thursday, April 20, 2000, at 10:00 a.m.
1550 S.W. 57th Avenue
Boardroom
Miami, Florida 33144



Transfer Agent
ChaseMellon Shareholder Services



Independent Certified Public Accountants
PricewaterhouseCoopers, LLP



For Financial Information, Contact
Barbara E. Reed
Senior Vice President and Chief Financial Officer
(305) 267-1200



Form 10-K
Copies of the Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available on request by calling or writing to the attention of Shareholder Relations at 1550 S.W. 57th Avenue, Miami, FL 33144, (305) 267-1200.