Form 10-K, Exhibit 13
period 2000-12-31
COMMERCIAL BANKSHARES INC
filed 2001-03-27
CIK 354562

2000 ANNUAL REPORT
                         COMMERCIAL BANKSHARES, INC.


  Page 1   Letter to Shareholders


  Page 2   Summary Consolidated Financial Information


  Page 4   Management's Discussion and Analysis


  Page 17  Report of Independent Certified Public Accountants




-----------------------------------------------------------------------------
                            Corporate Profile
-----------------------------------------------------------------------------
Commercial Bankshares, Inc. is a bank holding company whose subsidiary, Commercial Bank of Florida, operates fourteen branches in two of Florida's fastest growing counties; Miami-Dade and Broward. Since its inception in 1988, the Company has grown to $523 million in assets through acquisitions and internal growth. Lead by seasoned South Florida bankers, the Company is committed to extending its personalized "hometown" banking services to other communities in the South Florida area.
-----------------------------------------------------------------------------




  Page 18  Consolidated Financial Statements


  Page 22  Notes to Consolidated Financial Statements


  Page 36  Directors and Officers of the Company and Subsidiary Bank


  Page 37  Subsidiary Bank Locations



To Our Shareholders

     We are especially pleased to present you with the Company's results for 2000. Commercial Bankshares achieved record-breaking success in many areas during the year. Most notably, assets now exceed $500 million. Loan and deposit growth was excellent during 2000. Profitability goals were surpassed and dividends to our shareholders increased accordingly. Overall, it was an outstanding year for our Company.

     We achieved a remarkable year in earnings, with net income of $6.31 million. This is a 16% increase over 1999 earnings. Return on average assets for 2000 was 1.28%.

     The Bank recorded another outstanding year with loan growth of 17% over 1999. Net loans closed the year at $286 million. The South Florida market place is a highly competitive one for quality commercial and residential lending relationships, but we have succeeded in building the loan portfolio to almost 70% of total deposits without compromising our conservative under-writing philosophy. Asset quality remains exemplary, with no non-performing loans at December 31, 2000.

     Total assets closed the year at $523 million, a 10% increase over 1999.

     The Company's strong capital position and the attractive price of the Company's stock influenced the Board to announce a stock repurchase plan in March, 2000. The repurchase of 268,159 shares of common stock during the year has provided improved return on average equity of 15.43%, as compared to 12.35% one year ago.

     The Company's dividends once again increased during the year. In fact, dividends declared have grown steadily and substantially for the past six years, from $.08 per share in 1995 to $.74 per share in the current year. Dividends declared for 2000 increased 25% as compared to the 1999 dividends. The increased dividends are the result of the Company's superior performance and sound capital position.

     Improving operating efficiencies is an additional area of focus for the Company. We achieved exceptional cost savings during the year with non-interest expense decreasing 5% from 1999.

     In this next year we look forward to continuing the balanced growth. We will also search for ways to improve the bottom line through cost reductions and economies of scale.

     In closing, the outlook for our Company is bright. We have the strength and size to serve our community's banking needs. More importantly, our talented people are our greatest asset and they will allow us to continue to deliver the excellent personalized service for which we are known. The Board and I thank you and extend our commitment to continue to enhance profitability and shareholder value.

     As always, I sincerely welcome your calls and letters.



Joseph W. Armaly
Chairman of the Board
Chief Executive Officer



 Selected Five Year Data
 (In Thousands, Except Per Share Data)

                                     As of or For the Years Ended December 31,
                                 2000      1999      1998      1997      1996(1)
 Income Statement Data:          ----      ----      ----      ----      ----
    Interest income           $ 35,502  $ 30,210  $ 28,140  $ 25,451  $ 23,535
    Interest expense            16,113    11,947    11,478    10,105     9,610
                              --------  --------  --------  --------  --------
    Net interest income         19,389    18,263    16,662    15,346    13,925
    Provision for loan losses      435       930       230       170     1,040
                              --------  --------  --------  --------  --------
    Net interest income after
      provision for loan losses 18,954    17,333    16,432    15,176    12,885
    Non-interest income          2,828     3,621     2,668     2,641     3,055
    Non-interest expense        12,751    13,413    12,207    11,319    18,016
                              --------  --------  --------  --------  --------
    Income (loss) before
      income taxes               9,031     7,541     6,893     6,498    (2,076)
    Income tax expense (benefit) 2,716     2,085     2,033     1,975    (1,280)
                              --------  --------  --------  --------  --------
    Net income (loss)         $  6,315  $  5,456  $  4,860  $  4,523  $   (796)
                              ========  ========  ========  ========  ========

 Per Share Data:
    Basic earnings (loss)
      per share               $   1.72  $   1.42  $   1.25  $   1.17  $  (0.24)
    Diluted earnings (loss)
      per share               $   1.68  $   1.37  $   1.21  $   1.14  $  (0.24)
    Book value at year end    $  12.52  $  11.10  $  11.57  $  10.81  $   9.66
    Cash dividends declared
      per common share        $   0.74  $   0.59  $   0.46  $   0.29  $   0.17


 Balance Sheet Data:
    Cash and cash equivalents $ 35,015  $ 39,085  $ 35,233  $ 27,561  $ 29,896
    Investment securities
      available for sale       143,487   125,236   119,072    95,054    85,779
    Investment securities
      held to maturity          37,215    43,392    57,430    83,012   104,934
    Loans, net                 285,641   244,016   199,277   170,175   128,111
    Total assets               522,524   475,170   432,345   395,973   367,901
    Deposits                   422,923   388,447   350,415   319,844   298,863
    Borrowed funds              51,166    40,794    33,978    31,285    29,203
    Stockholders' equity        45,055    42,781    44,737    41,929    37,444

 (1) 1996 net income and earnings per share figures include non-recurring charges of $7.06 million, ($4.45 million, net of tax) or $1.15 per diluted common share.





 Selected Financial Ratios
                                    As of or For the Years Ended December 31,
                                      2000    1999    1998    1997     1996(1)
                                      ----    ----    ----    ----     ----
 Return on average assets             1.28%   1.20%   1.16%   1.20%   (.22%)

 Return on average equity            15.43%  12.35%  11.14%  11.54%  (2.10%)

 Net yield on average
   interest-earning assets (2)        4.48%   4.61%   4.56%   4.72%   4.55%

 Allowance for loan losses to
   total loans                        1.31%   1.32%   1.20%   1.30%   1.57%

 Allowance for loan losses as a
   percentage of non-accrual loans     n/a     375%    459%   2182%   5254%

 Asset quality ratio (non-performing
   loans and other real estate owned
   to total assets)                      0%   0.18%   0.12%   0.03%   0.01%

 Average interest-earning assets to average
   interest-bearing liabilities        125%    127%    128%    126%    122%

 Non-interest expense to average
   total assets                       2.59%   2.94%   2.92%   3.01%   5.05%

 Net interest income to non-interest
   expense               	             152%    136%    137%    136%     77%

 Risk-based capital ratios:
   Tier I capital                    12.82%  14.88%  16.19%  18.14%  19.66%

   Total capital                     14.30%  16.34%  17.70%  19.20%  20.82%

   Leverage ratio (3)                 8.17%   9.23%   9.52%   9.70%   9.45%

   Equity to total assets             8.62%   9.00%  10.35%  10.59%  10.18%

 (1) 1996 return on average assets and return on average equity have been impacted by non-recurring charges of $7.06 million ($4.45 million, net of tax).
 (2) Represents net interest income on a fully tax-equivalent basis as a percentage of average interest-earning assets.
 (3) The leverage ratio is defined as the ratio of Tier I capital to total assets.



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

The Company reported net income of $6.31 million, a 16% increase over 1999 net income of $5.46 million. Net income for 1998 was $4.86 million. The increase in 2000 net income is due to increases in net interest income of $1.1 million, a decrease in the provision for loan losses of $495,000, a decrease in non-interest expense of $662,000 and an increase in non-interest fee income of $78,000, partially offset by a decrease in security gains of $871,000 and an increase to the provision for income taxes of $631,000. Basic and diluted earnings per common share were $1.72 and $1.68, respectively, in 2000, compared to $1.42 and $1.37, respectively, in 1999. Basic and diluted weighted average shares outstanding were 3.67 million and 3.75 million, respectively, in 2000, and 3.86 million and 3.97 million, respectively, in 1999. Earnings per common share and weighted average shares outstanding have been adjusted retroactively for a 5% stock dividend declared in December, 1999. Weighted average shares exclude treasury stock, which totaled 346,905 shares and 78,746 shares at December 31, 2000 and 1999, respectively.

Return on average assets and return on average equity were 1.28% and 15.43%, respectively, for 2000, and 1.20% and 12.35%, respectively, for 1999.
Average assets increased $37 million, or 8%, in 2000. Book value per common share increased 13% to $12.52 at December 31, 2000 from $11.10 at December 31, 1999 due to current year profits in the mark-to-market valuation of the available for sale investment portfolio. Capital ratios continued to exceed all regulatory requirements, with a leverage ratio of 8.17% in 2000, as compared to 9.23% in 1999. Dividends declared per common share increased 25% to $.74 in 2000, from $.59 in 1999. Book value per share and dividends declared per common share have been adjusted for the 5% stock dividend declared in December, 1999.


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

Net interest income for 2000 was $20.3 million, an increase of 6% over 1999 net interest income of $19.2 million. In 1999, net interest income grew 10% from $17.4 million in 1998. The increase in net interest income in 2000 is attributable to an increase in average earning assets of $37 million. The net interest margin was 4.48% in 2000, as compared to 4.61% in 1999 and 4.56% in 1998. The decrease of 13 basis points in 2000 is attributable to the rising interest rate environment in 2000, during which time the Bank's liabilities repriced more quickly than its assets.

The following table presents the Company's average balances, interest earned or paid, and average interest rates earned or paid for each of the years ended December 31, 2000, 1999 and 1998.

                        AVERAGE BALANCES AND INTEREST RATES
                               (Dollars in Thousands)
               2000                     1999                      1998
     ------------------------ ------------------------ ------------------------
             Interest    	            Interest                  Interest
     Average  Income/ Average  Average Income/ Average Average  Income/ Average
     Balance  Expense  Rate    Balance Expense  Rate   Balance  Expense  Rate
     -------  ------- -------  ------- ------- ------- -------  ------- -------
Interest-earning assets:
Loans (1)
     $266,266 $23,463  8.81%  $224,957 $18,809  8.36%  $183,138 $16,215  8.85%

Investments, taxable
      129,025   8,828  6.84%   133,111   8,374  6.29%   152,843   9,488  6.21%

Investments, non-taxable (2)
       44,612   3,278  7.35%    42,756   3,206  7.50%    31,340   2,438  7.78%

Federal funds
       13,386     852  6.36%    15,588     769  4.93%    13,327     708  5.31%
     -------- -------  -----  -------- -------  -----  -------- -------  -----
  Total interest-earning assets
      453,289  36,421  8.03%   416,412  31,158  7.48%   380,648  28,849  7.58%
     -------- -------  -----  -------- -------  -----  -------- -------  -----

Non-interest-earning assets:
Cash and due from banks
       20,405                   20,100                   17,807

Other assets
       18,432                   18,997                   18,853
     --------                 --------                 --------
  Total non-interest-earning assets
       38,837                   39,097                   36,660
     --------                 --------                 --------
    Total assets
     $492,126                 $455,509                 $417,308
     ========                 ========                 ========

Interest-bearing liabilities:
Interest-bearing checking
     $ 56,888     596  1.05% $  57,704     608  1.05%    53,153     633  1.19%

Money market
       41,774   1,396  3.34%    43,422   1,265  2.91%    42,396   1,271  3.00%

Savings
       22,936     445  1.94%    22,798     375  1.64%    21,952     394  1.79%

Time
      194,253  11,041  5.68%   161,427   7,876  4.88%   145,650   7,608  5.22%

Borrowed funds
       45,429   2,635  5.80%    41,358   1,823  4.41%    34,548   1,572  4.55%
     -------- -------  -----  -------- -------  -----  -------- -------  -----
  Total interest-bearing liabilities
      361,280  16,113  4.46%   326,709  11,947  3.66%   297,699  11,478  3.86%
     -------- -------  -----  -------- -------  -----  -------- -------  -----

Non-interest-bearing liabilities:
Non-interest-bearing deposits
       86,545                   81,136                   72,766

Other liabilities
        3,376                    3,500                    3,228
     --------                 --------                 --------
  Total non-interest-bearing liabilities
       89,921                   84,636                   75,994
     --------                 --------                 --------
Stockholders' equity
       40,925                   44,164                   43,615
     --------                 --------                 --------
    Total liabilities & stockholders' equity
     $492,126                 $455,509                 $417,308
     ========                 ========                 ========

Net interest income and net yield on average earning assets (3)
               20,308  4.48%            19,211  4.61%            17,371  4.56%

Less tax-equivalent adjustment included above
                 (919)                    (948)                    (709)
              -------                  -------                  -------
Net interest income
              $19,389                  $18,263                  $16,662
              =======                  =======                  =======

(1) For purposes of this analysis, non-accruing loans were included in the computation of average balances.
(2) On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
(3) The net yield on average earning assets is net interest income divided by average interest-earning assets.


The net yield is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense, and net interest income for the periods indicated.

                  RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
                     (ON A FULLY TAXABLE EQUIVALENT BASIS)
                                 (In Thousands)

                              2000 Compared to 1999     1999 Compared to 1998
                              ----------------------   -----------------------
                              Volume   Rate   Change   Volume    Rate   Change
                              ------   ----   ------   ------    ----   ------
Interest earned on:
Loans (1)                     $3,454  $1,200  $4,654   $3,703  $(1,109) $2,594

Investments, taxable            (257)    711     454   (1,225)      11  (1,114)

Investments, non-taxable (2)     139     (67)     72      888    (120)     768

Federal funds                   (109)    192      83      120     (59)      61
                              ------  ------  ------   ------  ------   ------
   Total interest income       3,227   2,036   5,263    3,486  (1,177)   2,309
                              ------  ------  ------   ------  ------   ------

Interest paid on:
Interest bearing checking         (9)     (3)    (12)      54     (79)     (25)

Money market                     (48)    179     131       15     (34)     (19)

Savings                            2      68      70       31     (37)      (6)

Time                           1,602   1,563   3,165      824    (556)     268

Borrowed funds                   179     633     812      310     (59)     251
                              ------  ------  ------   ------  ------   ------
   Total interest expense      1,726   2,440   4,166    1,234    (765)     469
                              ------  ------  ------   ------  ------   ------
Change in net interest income $1,501  $ (404) $1,097   $2,252  $ (412)  $1,840
                              ======  ======  ======   ======  ======   ======

(1) For the purposes of this analysis, non-accruing loans were included in the computation of average balances.
(2) On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.


Non-interest Income

Non-interest income for 2000 was $2.83 million, compared to $3.62 million in 1999 and $2.67 million in 1998. These figures include non-recurring gains (losses) on sales of securities of ($108,000), $763,000 and $108,000 for 2000,
1999 and 1998, respectively, and gains on sales of fixed assets of $8,000, $220,000 and $0 for 2000, 1999 and 1998, respectively. The fluctuation in recurring non-interest income includes an increase in service charges on deposit accounts of $276,000.


Non-interest Expense

Non-interest expense for 2000 was $12.8 million compared to $13.4 million in 1999 and $12.2 million in 1998. The 4% decrease during 2000 is attributable to decreased intangible tax, salary, furniture and equipment, professional fees, data processing and FDIC insurance expense. Intangible tax paid in 2000 was $0, as compared to $180,000 in 1999 due to the Bank's new exempt status for state intangible tax. Salary expense decreased $150,000, or 2%, in 2000 due to staffing changes. Furniture and equipment expense decreased $139,000, or 14, due to certain assets reaching full depreciation during the year. The drop in professional fees during 2000 of $110,000, or 33%, was the result of few matters requiring the use of outside counsel in 2000 as compared to 1999. Data processing expense decreased $70,000, or 7%, as the result of year 2000 related expenses incurred in 1999. FDIC insurance expense dropped $54,000, or 41%, as the result of lower Bank Insurance Fund premiums. These decreases were partially offset by increased telephone expens of $25,000, or 12%, and increased security expense of $22,000, or 19%.

The following table summarizes the various categories of non-interest expense for the years ended December 31, 2000, 1999 and 1998.

                            NON-INTEREST EXPENSE
                               (In Thousands)

                                            2000          1999          1998
                                            ----          ----          ----
  Salaries and employee benefits          $ 7,572       $ 7,722       $ 6,960
  Occupancy                                 1,195         1,242         1,219
  Data processing                             898           968           845
  Furniture and equipment                     844           983           947
  Stationery and supplies                     260           267           278
  Telephone                                   235           210           145
  Professional fees                           227           337           295
  Insurance                                   219           206           183
  Amortization of goodwill                    199           179           179
  Administrative service charges              187           167           148
  Security                                    136           114            96
  Advertising                                 125           154           153
  Armored carrier and courier                 111           108           102
  State fees and assessments                   89            82            76
  FDIC insurance                               77           131           125
  Postage                                      62            64            61
  Dues and subscriptions                       56            58            55
  Donations                                    39            76            29
  Intangible tax                                -           180           115
  Other expenses                              220           165           196
                                          -------       -------       -------
    Total non-interest expense            $12,751       $13,413       $12,207
                                          =======       =======       =======

Taxes

For the years ended December 31, 2000, 1999 and 1998, the Company recorded an income tax expense of approximately $2.72 million, $2.09 million and $2.03 million, respectively. Accordingly, the Company's effective tax rates were 30%, 28% and 30% for 2000, 1999 and 1998, respectively. The determination of effective rates reflects items which are not reported for income tax purposes, primarily tax-exempt interest income and the amortization of goodwill.



                         FINANCIAL CONDITION ANALYSIS

Investment Securities

The Company's investment securities portfolio of $180 million at December 31, 2000, consisted of securities available for sale of $143 million, which are carried at fair value, and securities held to maturity of $37 million, which are carried at amortized cost. This compares to investment securities of $169 million at December 31, 1999, which consisted of securities available for sale of $125 million, and securities held to maturity of $44 million.
The increase of $11 million in the investment portfolio is due to the increase in fair value of the portfolio and to the increase in deposits in excess of amounts needed to fund loans. The ratio of available for sale investments to total investments increased to 79% in 2000 from 74% in 1999, as the Company chose to classify new securities as available for sale in order to increase its ability to manage the portfolio to meet Asset/Liability and interest rate sensitivity goals.

The portfolio of securities available for sale at December 31, 2000 had a net unrealized gain of $1.7 million, net of taxes, as compared to a net unrealized loss of $1.9 million, net of taxes, at December 31, 1999.

The following table presents the Company's investment portfolio as of December 31, 2000, 1999 and 1998.

                      INVESTMENT PORTFOLIO SCHEDULE
                             (In Thousands)

                                                   At December 31,
                                     -----------------------------------------
                                        2000            1999            1998
                                       ------          ------          ------
Investment securities available for sale (at fair value):
   U.S. Treasury Obligations          $      -        $      -       $  4,025
   U.S. Government Agencies            109,846          99,130         96,036
   Municipal Obligations                29,091          21,736         13,907
   Other                                 4,550           4,370          5,104
                                      --------        --------       --------
      Total investment securities
        available for sale            $143,487        $125,236       $119,072
                                      ========        ========       ========

Investment securities held to maturity (at amortized cost):
   U.S. Government Agencies           $ 17,000        $ 20,877       $ 32,766
   Municipal Obligations                20,215          22,265         24,314
   Other                                     -             250            350
                                      --------        --------       --------
      Total investment securities
        held to maturity              $ 37,215        $ 43,392       $ 57,430
                                      ========        ========       ========

   Mortgage-backed securities, included in U.S.
      Government Agencies             $ 66,428        $ 57,316       $ 60,141
                                      ========        ========       ========


The maturities and weighted average yields of investment securities, excluding corporate stock, as of December 31, 2000 and 1999, are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities.

                 INVESTMENT SECURITIES MATURITIES & YIELDS
                           (Dollars in Thousands)

                           At December 31, 2000, Maturing
       ---------------------------------------------------------------------
           1 Year           1 Year to         5 Years to           After
           or Less           5 Years           10 Years          10 Years
       --------------     --------------    --------------     -------------
       Amount   Yield     Amount   Yield    Amount   Yield     Amount  Yield
       ------   -----     ------   -----    ------   -----     ------  -----
Maturity Distributions Available for Sale (1)
U.S. Government Agencies
       $    -       -     $8,219   6.52%    $57,848  6.79%    $43,779  6.78%

Municipal Obligations (2)
            -       -          -       -      3,164  6.50%     25,927  6.83%
       ------   -----     ------   -----    -------  -----    -------  -----
       $    -             $8,219            $61,012           $69,706
       ======             ======            =======           =======

Maturity Distributions Held to Maturity
U.S. Government Agencies
       $  318   6.08%     $  622   5.40%    $     -     -     $16,060  7.05%
Municipal Obligations (2)
          825   8.59%      9,267   8.37%     10,123  8.34%          -     -
       ------             ------            -------           -------
       $1,143             $9,889            $10,123           $16,060
       ======             ======            =======           =======


                            At December 31, 1999, Maturing
        ---------------------------------------------------------------------
            1 Year           1 Year to         5 Years to           After
            or Less           5 Years           10 Years          10 Years
        --------------     --------------    --------------     -------------
        Amount   Yield     Amount   Yield    Amount   Yield     Amount  Yield
        ------   -----     ------   -----    ------   -----     ------  -----
Maturity Distributions Available for sale (1)
U.S. Government Agencies
        $    -       -     $9,566   5.86%    $59,710  6.62%    $29,853  6.48%
Municipal Obligations (2)
             -       -          -      -         854  6.22%     20,883  6.64%
        ------             ------            -------           -------
        $    -             $9,566            $60,564           $50,736
        ======             ======            =======           =======

Maturity Distributions Held to Maturity
U.S. Government Agencies
        $    -       -     $1,761   5.67%    $     -     -     $19,116  6.40%
Municipal Obligations (2)
           335    5.75%     8,187   8.24%     13,537  8.59%        206  6.58%
Other      250    5.46%         -      -           -     -           -     -
        ------             ------            -------           -------
        $  585             $9,948            $13,537           $19,322
        ======             ======            =======           =======

(1) As investment securities available for sale are to be held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.
(2) On a fully tax-equivalent basis using 34% federal income tax rate, reduced by the non-deductible portion of interest expense.



Loans

At December 31, 2000, the balance of the loan portfolio was $290 million, an increase of 17% over the December 31, 1999 loan balance of $248 million. Average net loans were $262 million in 2000, compared to $222 million in 1999. Planned loan growth over the last five years resulted in a loan-to-deposit ratio of 69% at December 31, 2000 (30% at December 31, 1995). Asset quality continues to be solid, with no non-performing assets at December 31, 2000. Loans are made to businesses and individuals in the local market area. The composition of the portfolio is presented in the following table:

                          LOAN PORTFOLIO ANALYSIS
                          (Dollars in Thousands)

                                 December 31,
 -------------------------------------------------------------------------------
      2000             1999            1998            1997             1996
 --------------- --------------- --------------- --------------- ---------------
  Amount     %    Amount     %    Amount     %    Amount     %    Amount     %
 -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
Commercial & financial
 $ 49,635  17.1% $ 46,147  18.6% $ 34,415  17.0% $ 30,454  17.7% $ 23,662  18.2%
Real estate mortgages (1)
  210,861  72.7%  176,500  71.3%  148,564  73.6%  124,892  72.3%   95,711  73.4%
Installment and other loans
   29,440  10.2%   24,989  10.1%   18,984   9.4%   17,302  10.0%   10,902   8.4%
 -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
   Total loans
  289,936 100.0%  247,636 100.0%  201,963 100.0%  172,648 100.0%  130,275 100.0%
          ======          ======          ======          ======          ======

Less:
   Allowance for loan losses
   (3,806)         (3,279)        (2,430)          (2,247)         (2,049)
   Deferred loan fees
     (489)           (341)          (256)            (226)           (115)
 --------        --------       --------         --------        --------
      Total loans, net
 $285,641        $244,016       $199,277         $170,175        $128,111
 ========        ========       ========         ========        ========

(1) Real estate mortgages consist primarily of commercial real estate loans.


The following tables present the maturities of loans (excluding installment loans) outstanding at December 31, 2000, 1999 and 1998, and an analysis of sensitivities of loans due after one year.

                                         LOAN MATURITY SCHEDULE
                                             (In Thousands)
                           -------------------------------------------------
                                             Due After
                             Due in 1      1 Year But      Due After
                           Year or Less   Before 5 Years    5 Years    Total
                           ------------   --------------   ---------   -----
At December 31, 2000
 Commercial and financial    $ 32,401        $ 14,832      $  2,402  $ 49,635
 Real estate mortgage          12,733          74,569       123,559   210,861

At December 31, 1999
 Commercial and financial    $ 22,816        $ 19,025      $  4,306  $ 46,147
 Real estate mortgage           5,358          55,187       115,955   176,500

At December 31, 1998
 Commercial and financial    $ 17,888        $ 13,089      $  3,438  $ 34,415
 Real estate mortgage          14,721          59,795        74,048   148,564



                                    LOANS DUE AFTER ONE YEAR
                                         (In Thousands)
                                ---------------------------------
                                          December 31,
                                ---------------------------------
                                   2000        1999        1998
                                   ----        ----        ----
       Type of Interest Rate:
         Fixed                  $ 46,778    $ 42,849    $ 35,196
         Floating                168,584     151,624     115,174
                                --------    --------    --------
           Total                $215,362    $194,473    $150,370
                                ========    ========    ========



Allowance for Loan Losses

The balance in the allowance for loan losses at December 31, 2000, was $3.81 million, or 1.31% of total loans. This is an increase of $527,000 from the December 31, 1999 allowance balance of $3.28 million, or 1.32% of total loans. The increase in the allowance is the result of charges to the provision for loan losses during 2000 of $435,000, plus net recoveries of $92,000. The charge to the provision for 1999 was $930,000 and net charge offs were $81,000. The allowance was increased in order to maintain a level deemed sufficient to absorb losses in the loan portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of actual loss experience, estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.

Non-performing assets were $0 at December 31, 2000, compared to $874,000 at December 31, 1999. Total non-performing assets to total assets, were 0% and
 .18% at December 31, 2000 and 1999, respectively. With regard to classified loans, management is not aware of any trends or uncertainties which are expected to have a material impact on future operating results, liquidity, or capital resources, or of any information which would cause serious doubt as to the ability of such borrowers to repay. Although management uses the best information available to make determinations with respect to the allowance, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company's non-performing loans. There were no properties held in other real estate owned at December 31, 2000 or 1999.


The following table presents an analysis of the Company's allowance for loan losses for the last five years.

                     ALLOWANCE FOR LOAN LOSSES ANALYSIS
                           (Dollars in Thousands)

                                            At December 31,
                         ----------------------------------------------------
                           2000       1999       1998       1997       1996
                           ----       ----       ----       ----       ----
Average net loans outstanding during the period
                         $262,358   $222,326   $180,815   $146,188   $110,314
                         ========   ========   ========   ========   ========
Total net loans at period end
                         $285,641   $244,016   $199,277   $170,175   $128,111
                         ========   ========   ========   ========   ========

Beginning balance of allowance for loans losses
                         $  3,279   $  2,430   $  2,247   $  2,049   $  1,199

Loans charged-off:
   Commercial and financial     -          7          5         69         60
   Real estate mortgage         -          -         84          -        124
   Installment and other       22        133         28         43         30
                         --------   --------   --------   --------   --------
     Total loans charged-off   22        140        117        112        214

Recoveries of loans previously charged-off:
   Commercial and financial    25         37         53        126         18
   Real estate mortgage         -          -          5          5          4
   Installment and other       89         22         12          9          2
                         --------   --------   --------   --------   --------
      Total recoveries        114         59         70        140         24

      Net loans charged-off (recovered)
                         --------   --------   --------   --------   --------
                              (92)        81         47        (28)       190
                         --------   --------   --------   --------   --------

Provision for loan losses     435        930        230        170      1,040
                         --------   --------   --------   --------   --------

      Balance at period end
                         $  3,806   $  3,279   $  2,430   $  2,247   $  2,049
                         ========   ========   ========   ========   ========

Net charge-offs (recoveries) during the year to
       average net loans   (0.04%)     0.04%      0.03%     (0.02%)     0.17%
                         ========   ========   ========   ========   ========

Allowance as a percentage of
       non-performing loans   n/a       375%       459%      2182%      5254%
                         ========   ========   ========   ========   ========


The following table presents a summary of the Company's non-performing assets for the last five years.

                              NON-PERFORMING ASSETS
                                 (In Thousands)

                                                     At December 31,
                                         ------------------------------------
                                         2000    1999    1998    1997    1996
                                         ----    ----    ----    ----    ----
    Non-accrual loans:
         Commercial and financial        $  -    $  -    $529    $  -    $ 39
         Real estate mortgage               -     874       -     103       -
                                         ----    ----    ----    ----    ----
    Total non-accrual loans                 -     874     529     103      39
                                         ----    ----    ----    ----    ----
    Total non-performing loans              -     874     529     103      39
    Other real estate owned                 -       -       -       -       -
                                         ----    ----    ----    ----    ----
         Total non-performing assets     $  -    $874    $529    $103    $ 39
                                         ====    ====    ====    ====    ====
    Total non-performing assets to
         total assets                      0%    .18%    .12%     .03%   .01%
                                         ====    ====    ====    ====    ====


The following table presents the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category. The allowance represents a reserve for probable losses existing in the loan portfolio.

                   ALLOWANCES FOR LOAN LOSSES BY CATEGORY
                           (Dollars in Thousands)
                               At December 31,
     ---------------------------------------------------------------------------
          2000           1999           1998           1997           1996
     -------------- -------------- -------------- -------------- ---------------
             % of           % of           % of           % of            % of
           Loans in       Loans in       Loans in       Loans in        Loans in
           Category       Category       Category       Category        Category
              to             to             to             to              to
             Total          Total          Total          Total           Total
     Amount  Loans  Amount  Loans  Amount  Loans  Amount  Loans  Amount  Loans
     ------  -----  ------  -----  ------  -----  ------  -----  ------  -----
Commercial & financial
     $   83   17.1% $   93   18.6% $  140   17.0% $  401   17.7% $  244   18.2%
Real estate mortgages (1)
        262   72.7%    280   71.3%    357   73.6%    259   72.3%    185   73.4%
Installment & other loans
         92   10.2%     29   10.1%     20    9.4%     47   10.0%     37    8.4%
Unallocated
      3,369      -   2,877      -   1,913      -   1,540      -   1,583      -
     ------ ------- ------ ------- ------ ------- ------ ------- ------ -------
  Total allowance for loan loss
     $3,806 100.00% $3,279 100.00% $2,430 100.00% $2,247 100.00% $2,049 100.00%
     ====== ======= ====== ======= ====== ======= ====== ======= ====== =======

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

Average total deposits increased $36 million, or 10%, to $402 million in 2000, while average borrowed funds (repurchase agreements) increased by $4.1 million, or 10%, to $45 million. The largest increase by category of average deposits was certificates of deposit, which grew $33 million, or 20%, due in part to a premium-rate eleven month certificate promotion. Average demand deposits grew $5.4 million, or 7%. Deposit growth was internally generated during 2000 at the Company's fourteen branches in Miami-Dade and Broward Counties.



The following table presents the average balances and average weighted rates for the Company's categories of deposits for the years ended December 31, 2000, 1999 and 1998.

               AVERAGE DEPOSIT BALANCES & WEIGHTED AVERAGE RATES
                             (Dollars in Thousands)

                             Years Ended December 31,
 -------------------------------------------------------------------------------
            2000                       1999                       1998
 -------------------------  -------------------------  -------------------------
                    % of                       % of                       % of
  Average Average  Total     Average Average  Total     Average Average  Total
  Balance   Rate  Deposits   Balance   Rate  Deposits   Balance   Rate  Deposits
 -------- ------- --------  -------- ------- --------  -------- ------- --------
Demand
 $ 86,545     -     21.5%   $ 81,136      -     22.1%  $ 72,766     -     21.7%
Interest-bearing checking
   56,888  1.05%    14.1%     57,704   1.05%    15.7%    53,153  1.19%    15.8%
Money market
   41,774  3.34%    10.4%     43,422   2.91%    11.9%    42,396  3.00%    12.6%
Savings
   22,936  1.94%     5.7%     22,798   1.64%     6.2%    21,952  1.79%     6.5%
Time
  194,253  5.68%    48.3%    161,427   4.88%    44.1%   145,650  5.22%    43.4%
 --------         -------   --------          -------  --------         -------
  Total
 $402,396  3.35%  100.00%   $366,487   2.76%  100.00%  $335,917  2.95%  100.00%
 ========  =====  =======   ========   =====  =======  ========  =====  =======


The following table presents the maturity of certificates of deposit over $100,000 as of December 31, 2000.

                               MATURITY SCHEDULE
                       CERTIFICATES OF DEPOSIT >$100,000
                            (Dollars in Thousands)

                                           Balance              Percent
                                           -------              -------
  Less than 3 months                       $23,269                27.3%
  3 to 6 months                             16,309                19.1%
  6 to 12 months                            39,378                46.2%
  More than 12 months                        6,271                 7.4%
                                           -------              -------
       Total                               $85,227              100.00%
                                           =======              =======

Short Term Borrowings

The following table presents a summary of the Company's short term borrowings at December 31, 2000, 1999 and 1998:

                             SHORT-TERM BORROWINGS
                             (Dollars in Thousands)

                                                Years Ended December 31,
                                               ---------------------------
                                                2000      1999      1998
      	                                         ----      ----      ----
 Securities sold under agreements
    to repurchase at year-end                  $51,166   $40,794   $33,978

 Weighted average rate of securities sold under
    agreements to repurchase at year-end         6.00%     4.89%     3.84%

 Average amount of securities sold under agreements
    to repurchase during the fiscal year       $45,429   $41,358   $34,548

 Weighted average rate of securities sold under
    agreements to repurchase during the year     5.80%     4.41%     4.55%

 Maximum amount of securities sold under agreements
    to repurchase at any month-end during the
    fiscal year                                $52,319   $45,908   $40,005



Capital

Shareholders' equity increased $2.3 million in 2000 to $45.1 million. Shareholders' equity was increased by $6.3 million from net income, by $129,000 from the issuance of common stock resulting from the exercise of options and by $3.6 million, net of tax, from other comprehensive income relating to unrealized holding gains on available-for-sale securities. Shareholders' equity was reduced by $2.7 million for dividends declared on common stock and $5.0 million for the purchase of treasury stock. For the year ended December 31, 2000, the return on average equity was 15.43%, compared to 12.35% for the year ended December 31, 1999.

At year-end 2000 and 1999, there were 3,946,303 (including 346,905 shares of treasury stock) and 3,931,375 (including 78,746 shares of treasury stock) shares of common stock outstanding, respectively. There were 205 shareholders of record as of December 31, 2000, and the Company believes that it has approximately 650 additional beneficial shareholders.

During 2000, the Company declared cash dividends of $0.74 per common share, a 25% increase over 1999 cash dividends of $0.59 per common share. Cash dividends declared totaled $2.7 million and $2.3 million in 2000 and 1999, respectively. Dividends declared but not paid amounted to $720,000 and $693,000 in 2000 and 1999, respectively. In addition to the cash dividends, the Company declared a 5% stock dividend in December, 1999. Cash dividends per common share have been adjusted for the effects of the stock dividend.

The Company's common stock trades on the NASDAQ Stock Market under the symbol CLBK. High, low and closing prices (as adjusted for a five percent stock dividend in December, 1999) for the years ended December 31, 2000 and 1999, by quarter, are as follows:

                             RECENT COMMON STOCK PRICES

                               2000                           1999
                     -----------------------        ------------------------
                     	High      Low    Close         High      Low     Close
                      ----      ---    -----         ----      ---     -----
 First quarter       $22.00   $16.63  $17.25        $21.79   $19.52   $21.43
 Second quarter       18.75    17.50   17.75         22.03    18.81    20.60
 Third quarter        18.63    17.00   17.25         22.86    20.12    20.71
 Fourth quarter       18.00    16.75   17.00         22.86    20.00    20.63



Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2000, the Company and the Bank were rated "well capitalized" by their regulatory agency. It is management's goal to maintain its "well capitalized" category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders' equity less goodwill plus the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale equity securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company's leverage ratio at December 31, 2000, was 8.17%, compared to 9.23% at year-end 1999, and compared to the regulatory guideline of 5% for "well capitalized" institutions.

The following table presents the regulatory capital levels and ratios of the Company at December 31, 2000, 1999 and 1998.


                             REGULATORY CAPITAL
                                                            December 31,
                                                   ----------------------------
                                                       (Dollars in Thousands)
                                                      2000     1999      1998
                                                      ----     ----      ----
 Tier I Capital:
   Stockholders' equity less intangible assets (1) $ 42,919  $ 44,022  $ 41,214

 Tier II Capital:
   Allowance for loan loss                            3,806     3,279     2,430
   45% of unrealized gain on available for sale
     equity securities                                1,132     1,051     1,404
                                                   --------  --------  --------
       Total Capital                               $ 47,857  $ 48,352  $ 45,048
                                                   ========  ========  ========

 Risk-adjusted assets                              $334,653  $295,949  $254,530
                                                   ========  ========  ========

	Risk-based capital ratios (2)
   Tier 1 Capital                                    12.82%    14.88%    16.19%
   Total Capital                                     14.30%    16.34%    17.70%
   Leverage Ratio                                     8.17%     9.23%     9.52%

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

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs.
The Bank's principal sources of funds are deposits, repurchase agreements, payments on loans, paydowns, maturities and sales of investments, and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $78 million, and Federal Funds purchased lines available at correspondent banks amounting to $11 million.

The Bank's primary use of funds is to originate loans and purchase investment securities. In 2000, 1999 and 1998, the net change in loans was an increase of $42.1 million, $45.4 million and $29.3 million, respectively, and the Bank purchased $28.7 million, $51.6 million and $106.5 million of investment securities. Funding for the above came primarily from increases in deposits of $34.5 million, $38.0 million and $30.6 million in 2000, 1999 and 1998, respectively, and increases in securities sold under agreements to repurchase of $10.4 million in 2000, $6.8 million in 1999 and $2.7 million in 1998, and in proceeds from maturities and sales of investment securities of $22.0 million, $52.7 million and $108.2 million in 2000, 1999 and 1998, respectively.


Asset/Liability Management and Interest Rate Risk

Changes in interest rates can substantially impact the Company's long-term profitability and current income. An important part of management's efforts to maintain long-term profitability is the management of interest rate risk. The goal is to maximize net interest income within acceptable levels of interest rate risk and liquidity. Interest rate exposure is managed by monitoring the relationship between interest-earning assets and interest-bearing liabilities, focusing on the size, maturity or repricing date, rate of return and degree of risk. The Bank's Asset/Liability Management Committee oversees the interest rate risk management and reviews the Bank's asset/ liability structure on a quarterly basis.

The Bank uses interest rate sensitivity, or GAP analysis to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. Other methods such as simulation analysis are utilized in evaluating the Bank's interest rate risk position. The table presented below shows the Bank's GAP analysis at December 31, 2000.

                     INTEREST RATE SENSITIVITY ANALYSIS
                           (Dollars in Thousands)

                                         Term to Repricing
                     ---------------------------------------------------------
                                                         Over 1 Year
                       90 Days     91-181     182-365    & Non-rate
                       or Less      Days        Days      Sensitive     Total
                       -------     ------     -------    -----------    -----
Interest-earning assets:
  Federal funds sold
                     $ 14,537    $      -    $      -     $      -    $ 14,537
  Investment securities
                        3,946       7,112       8,258      158,841     178,157
  Gross loans (excluding non-accrual)
                       79,925      16,749      55,692      137,570     289,936
                     --------    --------    --------     --------    --------
    Total interest-earning assets
                     $ 98,408    $ 23,861    $ 63,950     $296,411    $482,630
                     ========    ========    ========     ========    ========

Interest-bearing liabilities:
  Interest-bearing checking
                     $      -    $      -    $      -     $ 59,041    $ 59,041
  Money-market
                            -       9,560       9,560       19,119      38,239
  Savings
                            -           -           -       23,585      23,585
  Time
                       59,289      53,661      79,170       21,109     213,229
  Borrowed funds
                       51,954           -           -            -      51,954
                     --------    --------    --------     --------    --------
    Total interest-bearing liabilities
                     $111,243    $ 63,221    $ 88,730     $122,854    $386,048
                     ========    ========    ========     ========    ========

Interest sensitivity gap
                     $(12,835)   $(39,360)   $(24,780)    $173,557    $ 96,582
                     ========    ========    ========     ========    ========

Cumulative gap       $(12,835)   $(52,195)   $(76,975)    $ 96,582
                     ========    ========    ========     ========
Cumulative ratio of interest-earnings
  assets to interest-bearing
  liabilitis              88%         70%         71%         125%

Cumulative gap as a percentage of
  total interest-earning
  assets               (2.7)%     (10.8)%     (15.9)%        20.0%

     Management assumptions reflect the Bank's estimate of the anticipated repricing sensitivity of non-maturity deposit products. Interest-bearing checking and savings have been allocated to the "over 1 year" category, and money market, 25% to the "91-181 days" category, 25% to the "182-365 days" category, and 50% to the "over 1 year" category.



The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a "rate shock" analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions, and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future interest rate changes on net income. As of December 31, 2000, the Bank's simulation analysis projects a decrease to net interest income of 3.42%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would decrease by 5.08%. These projected levels are within the Company's policy limits.



Fourth Quarter Results

Net income for the fourth quarter, 2000 was $1.65 million, or $0.45 per common share, compared to $1.45 million, or $0.36 per common share in the fourth quarter of 1999. Fourth quarter 2000 earnings represent a 1.27% annualized return on assets and a 15.40% annualized return on average equity. Tax-equivalent net interest income for the fourth quarter of 2000 was $5.14 million, a 3% increase over fourth quarter 1999 net interest income of $4.99 million. The fourth quarter 2000 tax-equivalent net interest yield was 4.27%, a 28 basis point decrease from the fourth quarter 1999 yield of 4.55%. The decrease in net interest yield is the result of the Bank's liability sensitive position in a rising rate environment.

The provision for loan losses was $195,000 for the fourth quarter of 2000, as compared to $540,000 for the same period in 1999. The fourth quarter charge to the provision increased the allowance for loan losses to $3.81 million, or 1.31% of total loans, a level the Company has deemed to be sufficient to absorb losses in the portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of actual loss experience, estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.



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






            Report of Independent Certified Public Accountants





To the Board of Directors and Stockholders of Commercial Bankshares, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Commercial Bankshares, Inc. and its subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.







Miami, Florida
January 12, 2001





                         COMMERCIAL BANKSHARES, INC.
                               AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                         December 31, 2000 and 1999
                 (Dollars in Thousands, Except Share Data)

                                                            2000        1999
                                                            ----        ----
Assets:
    Cash and due from banks                              $ 20,478    $ 19,086
    Federal funds sold                                     14,537      19,999
       Total cash and cash equivalents                     35,015      39,085

    Investment securities available for sale, at
       fair value (cost of $141,031 in 2000 and
       $128,454 in 1999)                                  143,487     125,236
    Investment securities held to maturity, at cost
       (aggregate fair value of $37,958 in 2000 and
       $43,859 in 1999)                                    37,215      43,392
    Loans, net                                            285,641     244,016
    Premises and equipment, net                            12,913      13,590
    Accrued interest receivable                             4,001       3,282
    Goodwill, net                                             416         614
    Other assets                                            3,836       5,955
                                                         --------    --------
       Total assets                                      $522,524    $475,170
                                                         ========    ========

Liabilities and stockholders' equity:
    Deposits:
       Demand                                            $ 88,829    $ 80,059
       Interest-bearing checking                           59,041      60,032
       Money market                                        38,239      42,432
       Savings                                             23,585      22,316
       Time                                               213,229     183,608
                                                         --------    --------
       Total deposits                                     422,923     388,447

    Securities sold under agreements to repurchase         51,166      40,794
    Accrued interest payable                                  870         632
    Accounts payable and accrued liabilities                2,510       2,516
                                                         --------    --------
      Total liabilities                                   477,469     432,389

Commitments and contingencies (Notes 4,11 and 15)

Stockholders' equity:
    Common stock, $.08 par value, 6,250,000 authorized
      shares, 3,946,303 issued (3,931,375 in 1999)            314         313
    Additional paid-in capital                             43,866      43,738
    Retained earnings                                       5,727       2,111
    Accumulated other comprehensive income(loss) on
      investment securities available for sale, net of tax  1,720      (1,855)
    Treasury stock, 346,905 shares (78,746 shares
      in 1999), at cost                                    (6,572)     (1,526)
                                                         --------    --------
      Total stockholders' equity                           45,055      42,781
                                                         --------    --------
      Total liabilities and stockholders' equity         $522,524    $475,170
                                                         ========    ========

             The accompanying notes are an integral part of these
                     consolidated financial statements.



                        COMMERCIAL BANKSHARES, INC.,
                               AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF INCOME
             for the years ended December 31, 2000, 1999 and 1998
                  (Dollars in Thousands, Except Share Data)

                                                2000        1999        1998
                                                ----        ----        ----
Interest income:
    Interest and fees on loans                $23,463     $18,809     $16,215
    Interest on investment securities
      Taxable                                   8,828       8,374       9,488
      Tax exempt                                2,359       2,258       1,729
    Interest on federal funds sold                852         769         708
                                              -------     -------     -------
      Total interest income                    35,502      30,210      28,140
                                              -------     -------     -------

Interest expense:
    Interest on deposits                       13,478      10,124       9,906
    Interest on securities sold under
      agreements to repurchase                  2,635       1,823       1,572
                                              -------     -------     -------
      Total interest expense                   16,113      11,947      11,478
                                              -------     -------     -------

      Net interest income                      19,389      18,263      16,662
Provision for loan losses                      	  435         930         230
                                              -------     -------     -------
      Net interest income after provision
        for loan losses                        18,954      17,333      16,432
                                              -------     -------     -------

Non-interest income:
    Service charges on deposit accounts         2,383       2,107       1,906
    Other fees and service charges                553         751         654
    Security gains(losses), net                  (108)        763         108
                                              -------     -------     -------
      Total non-interest income                 2,828       3,621       2,668

Non-interest expense:
    Salaries and employee benefits              7,572       7,722       6,960
    Occupancy                                   1,195       1,242       1,219
    Data processing                               898         968         845
    Furniture and equipment                       844         983         947
    Stationery and supplies                       260         267         278
    Telephone                                     235         210         145
    Professional fees                             227         337         295
    Insurance                                     219         206         183
    Amortization of goodwill                      199         179         179
    Other                                       1,102       1,299       1,156
                                              -------     -------     -------
      Total non-interest expense               12,751      13,413      12,207
                                              -------     -------     -------

      Income before income taxes                9,031       7,541       6,893
Provision for income taxes                      2,716       2,085       2,033
                                              -------     -------     -------
      Net income                              $ 6,315     $ 5,456     $ 4,860
                                              =======     =======     =======

Earnings per common and common equivalent share:
    Basic                                     $  1.72     $  1.42     $  1.25
    Diluted                                   $  1.68     $  1.37     $  1.21

Weighted average number of shares and common equivalent shares:
    Basic                                   3,665,489   3,856,221   3,887,631
    Diluted                                 3,750,956   3,972,496   4,013,305

           The accompanying notes are an integral part of these consolidated financial statements.



                     COMMERCIAL BANKSHARES, INC.
                            AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
        for the years ended December 31, 2000, 1999 and 1998
                            (In Thousands)

                                                2000        1999        1998
                                                ----        ----        ----
 Net income                                    $6,315      $5,456      $4,860
 Other comprehensive income (loss), net of tax:
   Unrealized holding gain (loss) arising
     during period                              3,507      (4,051)        233
   Reclassification adjustments for (gains)losses
     realized in net income                        68        (534)        (56)
                                               ------      ------      ------
   Other comprehensive income (loss)            3,575      (4,585)        177
                                               ------      ------      ------
 Comprehensive income                          $9,890      $  871      $5,037
                                               ======      ======      ======





          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             for the years ended December 31, 2000, 1999 and 1998
                  (Dollars in Thousands, Except Share Data)

                                           Accumulated
   Shares of        Additional                Other                    Total
    Common   Common  Paid-in    Retained  Comprehensive  Treasury  Stockholders'
    Stock    Stock   Capital    Earnings   Income(Loss)   Stock       Equity
    -----    -----   -------    --------   ------------   -----       ------
Balance at January 1, 1998
  3,523,095  $282   $35,013      $4,148      $2,553      $   (67)    $41,929
  Exercise of stock options
     21,595     1       244           -           -            -         245
  Purchase of treasury stock
          -     -         -           -           -         (671)       (671)
  Unrealized holding gain
          -     -         -           -         177            -         177
  Dividends-common stock $0.46 per share
          -     -         -      (1,799)          -            -      (1,799)
  5% stock dividend
    177,108    13     4,056      (4,073)          -            -          (4)
  Net income
          -     -         -       4,860           -            -       4,860
  ---------  ----   -------      ------      ------      -------     -------
Balance at December 31, 1998
  3,721,798   296    39,313       3,136       2,730         (738)     44,737
  Exercise of stock options
     22,548     2       235           -           -            -         237
  Purchase of treasury stock
          -     -         -           -           -         (788)       (788)
  Unrealized holding loss
          -     -         -           -      (4,585)           -      (4,585)
  Dividends-common stock $0.59 per share
          -     -         -      (2,273)          -            -      (2,273)
  5% stock dividend
    187,029    15     4,190      (4,208)          -            -          (3)
  Net income
          -     -         -       5,456           -            -       5,456
  ---------  ----   -------     -------      ------      -------     -------
Balance at December 31, 1999
  3,931,375   313    43,738       2,111      (1,855)      (1,526)     42,781
  Exercise of stock options
     14,928     1       128           -           -            -         129
  Purchase of treasury stock
          -     -         -           -           -       (5,046)     (5,046)
  Unrealized holding gain
          -     -         -           -       3,575            -       3,575
  Dividends-common stock $0.74 per share
          -     -         -      (2,699)          -            -      (2,699)
  Net income
          -     -         -       6,315           -            -       6,315
  ---------  ----   -------      ------      ------      -------     -------
Balance at December 31, 2000
  3,946,303  $314   $43,866      $5,727      $1,720      $(6,572)    $45,055
  =========  ====   =======      ======      ======      =======     =======

           The accompanying notes are an integral part of these consolidated financial statements.




                     COMMERCIAL BANKSHARES, INC.,
                           AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS
        for the years ended December 31, 2000, 1999 and 1998
                           (In Thousands)

                                                   2000       1999       1998
                                                   ----       ----       ----
Cash flows from operating activities:
  Net Income                                     $ 6,315    $ 5,456    $ 4,860
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Provision for loan losses                          435        930        230
  Depreciation, amortization, and accretion, net   1,151      1,489      1,190
  Gain on disposal of premises and equipment, net     (8)      (220)         -
  (Gain) loss on sale of investment securities, net  108       (763)      (108)
  Change in accrued interest receivable             (719)      (134)      (394)
  Change in other assets                           2,119     (2,730)      (187)
  Change in accounts payable and accrued
     liabilities                                  (2,132)     2,286       (154)
  Change in accrued interest payable                 238         (6)       (10)
                                                 -------    -------    -------
     Net cash provided by operating activities     7,507      6,308      5,427
                                                 -------    -------    -------

Cash flows from investing activities:
  Proceeds from maturities of investment
      securities held to maturity                  6,172     13,289     29,553
  Proceeds from sales of investment securities
      held to maturity                                 -        540      1,197
  Proceeds from maturities of investment
      securities available for sale                7,946     35,141     69,327
  Proceeds from sales of investment securities
      available for sale                           7,881      3,752      8,131
  Purchases of investment securities available
      for sale                                   (28,659)   (51,613)  (106,526)
  Net change in loans                            (42,060)   (45,413)   (29,261)
  Purchases of premises and equipment               (355)      (450)    (1,712)
  Proceeds from disposal of premises and equipment   239        287        109
                                                 -------    -------    -------
     Net cash used in investing activities       (48,836)   (44,467)   (29,182)
                                                 -------    -------    -------

Cash flows from financing activities:
  Net change in demand, savings, interest-bearing checking,
     money market, and time deposit accounts      34,476     38,032     30,571
  Net change in securities sold under agreements
     to repurchase                                10,372      6,816      2,693
  Dividends paid                                  (2,672)    (2,286)    (1,411)
  Proceeds from exercise of stock options            129        237        245
  Purchase of treasury stock                      (5,046)      (788)      (671)
                                                 -------    -------    -------
     Net cash provided by financing activities    37,259     42,011     31,427
                                                 -------    -------    -------

Increase (decrease) in cash and cash equivalents  (4,070)     3,852      7,672
Cash and cash equivalents at beginning of year    39,085     35,233     27,561
                                                 -------    -------    -------
Cash and cash equivalents at end of year         $35,015    $39,085    $35,233
                                                 =======    =======    =======

Supplemental disclosures:
 Interest paid (net of amounts credited to
     deposit accounts)                           $ 2,724    $ 2,310    $ 2,169

 Income taxes paid                               $ 2,832    $ 2,163    $ 2,128


            The accompanying notes are an integral part of these
                    consolidated financial statements.





COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

Commercial Bankshares, Inc. (the Company), a bank holding company, was incorporated on April 26, 1988, to acquire its wholly owned banking subsidiary, Commercial Bank of Florida (the Bank). The Bank is a Florida chartered banking corporation, which engages in commercial banking and related businesses from its fourteen facilities located in Miami-Dade County and Broward County, Florida.

The accounting policies and reporting practices of the Company and its subsidiary conform to predominant practices in the banking industry and are based on generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, among others, the allowance for loan losses and investment securities. Actual results could differ from those estimates. The following is a description of the significant accounting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all intercompany accounts and transactions.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of those reserve balances at December 31, 2000 and 1999, were approximately $6.2 million and $3.5 million, respectively.

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

Loans

Loans are reported at their principal outstanding balance net of the allowance for loan losses and deferred loan fees. Interest income is generally recognized when income is earned, using the effective interest method. Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments to interest income.

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

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Generally, interest receivable on loans placed on nonaccrual status is reversed against interest income. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

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

Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure, or otherwise acquired from the debtor in lieu of repayment of the debt. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value less estimated costs to sell. Upon transfer of a loan to foreclosed status, an appraisal is obtained and any excess of the loan balance over the fair value less estimated costs to sell is charged against the allowance for loan losses. Revenues, expenses, and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2000 and 1999, there was no other real estate owned.

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

Interest Rate Risk

The Company's profitability is dependent to a large extent on its net interest income, which is the difference between income on interest-earning assets and interest expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive, or a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive, or a negative gap. An asset-sensitive position will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates.

Comprehensive Income (Loss)

The income tax effects related to the components of other comprehensive income
(loss) are as follows (in thousands):

             2000                      1999                    1998
    -----------------------   -----------------------   ----------------------
             Tax                       Tax                     Tax
          (Expense)                 (Expense)               (Expense)
             or                        or                      or
    Gross  Benefit   Net      Gross  Benefit   Net      Gross  Benefit   Net
    -----  -------   ---      -----  -------   ---      -----  -------   ---
Unrealized holding gain (loss) arising during period
   $5,567  ($2,060) $3,507  ($6,436)  $2,385 ($4,051)    $369   ($136)  $233
Reclassification adjustments for (gains) losses
  realized in net income
      108      (40)     68     (741)     207    (534)     (88)     32    (56)
   ------  -------  ------  -------   ------ -------     ----   -----   ----
Other comprehensive income (loss)
   $5,675  ($2,100) $3,575  ($7,177)  $2,592 ($4,585)    $281   ($104)  $177
   ======  =======  ======  =======   ====== =======     ====   =====   ====



Per Share Data

Earning per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options. Earnings per share disclosures have been restated for all periods presented for five percent stock dividends declared in December, 1999 and 1998.



New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, ("SFAS 133") "Accounting for
Derivative	Instruments and Hedging Activities", as amended by SFAS 137 and
SFAS 138.  SFAS 133 is	effective for all fiscal quarters of all fiscal years
beginning after June 15, 2000;	accordingly, the Company adopted SFAS 133 on
January 1, 2001.  SFAS 133 requires that all	derivative instruments be recorded
on the balance sheet at fair value.  Changes in the fair	value of derivatives
are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction
and,	if it is, depending on the type of hedge transaction.  In conjunction with the adoption of SFAS 133, the Company transferred $5.3 million in securities, with a fair value of $5.5 million, from the held-to-maturity portfolio to the available-for-sale portfolio on January 1, 2001.  The Company does not currently utilize derivative instruments for risk management purposes.  The implementation
of	this statement has not had a material effect on the Company's financial position or results of operations.

In September 2000, the FASB issued Statement of Financial Accounting Standards
No. 140, ("SFAS 	140") "Accounting for Transfers and Servicing of Financial
Assets and	Extinguishments of Liabilities, a replacement of FASB No. 125".
SFAS 140 revises the standards for accounting	and reporting of securitizations,
other transfers of financial assets and extinguishments of liabilities.  The standards are based on a consistent application of a financial components
approach which focuses on control.  Under that	approach, after a transfer of
financial assets, an entity recognizes financial and	servicing assets it
controls and the liabilities it has incurred.  Derecognition of	financial
assets occurs when control has been surrendered and liabilities are derecognized when extinguished.  SFAS 140 is effective for transfers and servicing of
financial assets	and extinguishments of liabilities occurring after March 31,
2001.  Other provision of SFAS 140 relating to recognition and reclassification of collateral and disclosures of securitization transactions are effective for
fiscal years ending after December 15, 2000. 	The implementation of this
statement has not had a material effect on the	Company's consolidated financial
position, results of operations or cash flows.

Reclassification

Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the 2000 presentation.


2. Investment Securities

The amortized cost and fair values of investment securities are summarized as follows (in thousands):

                                              December 31, 2000
                                  ------------------------------------------
                                                           Gross     Gross
                                  Amortized  Unrealized  Unrealized  Fair
                                     Cost      Gains       Losses    Value
                                  ---------  ----------  ----------  -----
  Available for Sale Securities:
  U.S. Government Agencies         $110,029     $    -   $  (183)   $109,846
  State & Political Subdivisions     28,968        123         -      29,091
  Corporate Stock                     2,034      2,516         -       4,550
                                   --------     ------   -------    --------
                                   $141,031     $2,639   $  (183)   $143,487
                                   ========     ======   =======    ========

  Held to Maturity Securities:
  U.S. Government Agencies         $ 17,000     $  101   $     -    $ 17,101
  State & Political Subdivisions     20,215        642         -      20,857
                                   --------     ------   -------    --------
                                   $ 37,215     $  743   $     -    $ 37,958
                                   ========     ======   =======    ========


                                              December 31, 1999
                                  ------------------------------------------
                                                           Gross     Gross
                                  Amortized  Unrealized  Unrealized  Fair
                                     Cost      Gains       Losses    Value
                                  ---------  ----------  ----------  -----
  Available for Sale Securities:
  U.S. Government Agencies         $103,173     $    -   $(4,043)   $ 99,130
  State & Political Subdivisions     23,247          -    (1,511)     21,736
  Corporate Stock                     2,034      2,336         -       4,370
                                   --------     ------   -------    --------
                                   $128,454     $2,336   $(5,554)   $125,236
                                   ========     ======   =======    ========

  Held to Maturity Securities:
  U.S. Government Agencies         $ 20,877     $   65   $  (176)   $ 20,766
  State & Political Subdivisions     22,265        578         -      22,843
  Other                                 250          -         -         250
                                   --------     ------   -------    --------
                                   $ 43,392     $  643   $  (176)   $ 43,859
                                   ========     ======   =======    ========

The amortized cost and fair value of investment securities excluding corporate stock at December 31, 2000, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       Available for Sale   	Held to Maturity
                                       ------------------- -------------------
                                        Amortized    Fair   Amortized    Fair
                                           Cost     Value      Cost     Value
                                           ----     -----      ----     -----
Due in one year or less                  $     -   $     -   $ 1,143   $ 1,148
Due after one year through five years      8,253     8,219     9,889    10,174
Due after five years through ten years    61,110    61,012    10,123    10,467
Due after ten years                       69,634    69,706    16,060    16,169


Gross gains of approximately $7,500, $792,000 and $119,000, respectively, and gross losses of $115,000, $29,000 and $11,000, respectively, during 2000, 1999 and 1998, were realized on the sale of investment securities.  During 1999 and 1998 the Company sold securities with a book value of $518,000 and $1.18 million, respectively, from the held to maturity portfolio. The sales did not call into question the Company's intent to hold other securities to maturity because one of the following criteria was met with each sale: (1) the Company had collected in excess of 85% of the principal outstanding, or (2) the security was within 90 days of maturity. The net gain on sale of these securities was $22,000 in 1999, and $20,000 in 1998.

At December 31, 2000 and 1999, investment securities with an amortized cost of approximately $79 million and $69 million, respectively, were pledged as collateral for securities sold under agreements to repurchase, time deposits of governmental entities, treasury tax and loan deposits, and other borrowed funds.



3. Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):


                                                             December 31,
                                                      -----------------------
                                                          2000         1999
                                                          ----         ----
  Commercial and financial                             $ 49,635     $ 46,147
  Real estate and mortgage                              210,861      176,500
  Installment and other                                  29,440       24,989
                                                       --------     --------
                                                        289,936      247,636
  Less: Allowance for loan losses                        (3,806)      (3,279)
        Deferred loan fees                                 (489)        (341)
                                                       --------     --------
  Total loans, net                                     $285,641     $244,016
                                                       ========     ========


Loans on which the accrual of interest has been discontinued amounted to approximately $0 and $874,000 at December 31, 2000 and 1999, respectively. If non-accrual loans were on full accrual, additional interest income of approximately $0, $0 and $13,000 would have been recorded during 2000, 1999 and 1998, respectively.

The total amount of loans to directors and executive officers amounted to $8.3 million and $8.5 million at December 31, 2000 and 1999, respectively. Transactions for loans to directors and executive officers for the years ended December 31, 2000 and 1999 were as follows (in thousands):

                                                         2000       1999
                                                         ----       ----
  Balance, beginning of period                          $8,485     $3,412
  Loans and advances                                        29      5,645
  Payments                                                (241)      (572)
                                                        ------     ------
  Balance, end of period                                $8,273     $8,485
                                                        ======     ======

Transactions in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 were as follows (in thousands):


                                                     2000     1999     1998
                                                     ----     ----     ----
  Balance, beginning of year                        $3,279   $2,430   $2,247
  Provision charged to operations                      435      930      230
  Loans charged off                                    (22)    (140)    (117)
  Recoveries                                           114       59       70
                                                    ------   ------   ------
  Balance, end of year                              $3,806   $3,279   $2,430
                                                    ======   ======   ======


4. Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):

               	                                December 31,
                                             ------------------    Estimated
                                               2000      1999     Useful Life
                                               ----      ----     -----------
  Land                                       $ 5,381   $ 5,613         -
  Buildings                                    6,646     6,645	     40 years
  Leasehold and other property improvements    2,197     2,093   3 to 10 years
  Furniture and equipment                      4,320     4,247    3 to 7 years
  Other                                           94       134       3 years
                                             -------   -------
                                              18,638    18,732
  Less: accumulated depreciation and
        amortization                          (5,725)   (5,142)
                                             -------   -------
                                             $12,913   $13,590
                                             =======   =======

The Bank leases office and parking spaces for various banking facilities. The leases have initial terms expiring in 2001 through 2011 and are renewable by the Bank for up to 10 years. Under these leases, rents will increase annually, either at fixed rates or at rates based on various escalation clauses. On certain leases, in addition to the base rate payment, the Bank pays a monthly allocation of the building's operating expenses. Rental expense was approximately $400,000, $442,000 and $419,000 in 2000, 1999 and 1998,
respectively. As of December 31, 2000, future minimum rental commitments for all noncancelable operating leases with initial or remaining terms in excess of one year were as follows (in thousands):

                 		Year Ending December 31,
                          2001              $348
                          2002               303
                          2003               235
                          2004               238
                          2005               242
                          Thereafter         898
                                          ------
                                          $2,264
                                          ======


5. Securities Sold Under Agreements To Repurchase

Interest expense on securities sold under agreements to repurchase aggregated
$2.6	million, $1.8 million and $1.6 million for the years ended December 31,
2000, 1999 and 1998, respectively.

The following sets forth information concerning securities sold under agreements to repurchase for the periods indicated:

                                                As of and For The Years Ended
                                                          December 31,
                                                -----------------------------
                                                    2000      1999     1998
                                                    ----      ----     ----
                                                   (Dollars in Thousands)

  Maximum amount of outstanding agreements
     at any month-end during the year             $52,319   $45,908  $40,005
  Average amount outstanding during the year       45,429    41,358   34,548
  Weighted average interest rate for the year       5.80%     4.41%    4.55%


The entire $51.2 million portfolio of securities sold under agreements to repurchase outstanding at December 31, 2000 matures in January, 2001.


6. Interest Expense

Interest expense on interest-bearing checking, money market, savings and time deposits was as follows for the years ended December 31, 2000, 1999 and 1998 (in thousands):

                                             2000         1999         1998
                                             ----         ----         ----
  Interest-bearing checking                $   596      $   608      $   633
  Money market                               1,396        1,265        1,271
  Savings                                      445          375          394
  Time                                      11,041        7,876        7,608
                                           -------      -------      -------
                                           $13,478      $10,124      $ 9,906
                                           =======      =======      =======

Certificates of deposit in denominations of $100,000 or more were approximately $85 million and $72 million at December 31, 2000 and 1999, respectively. Interest expense for such certificates of deposit was approximately $4.5 million, $3.0 million and $2.9 million in 2000, 1999 and 1998, respectively.


7. Other Non-Interest Expense

Some of the more significant expenses included in other expenses in the consolidated statements of income for the years ended December 31, 2000, 1999 and 1998, were as follows (in thousands):

                                                  2000        1999        1998
                                                  ----        ----        ----
  Administrative service charges                 $ 187       $ 167       $ 148
  Security                                         136         114          96
  Advertising                                      125         154         153
  Armored carrier and courier                      111         108	        102
  State fees and assessments                        89          82          76
  FDIC insurance                                    77         131         125
  Postage                                           62          64          61
  Dues and subscriptions                            56          58          55
  Donations                                         39          76          29
  Intangible tax                                     -         180         115
  Other                                            220         165         196
                                                ------      ------      ------
                                                $1,102      $1,299      $1,156
                                                ======      ======      ======

8. Income Taxes

The components of the net deferred tax asset as of December 31, 2000 and 1999,
were as 	follows (in thousands):

                                                        2000          1999
                                                        ----          ----
 Deferred tax assets:
   Write-off of goodwill                               $1,443        $1,628
   Unrealized loss on investment securities                 -         1,363
   Allowance for loan losses                            1,143         1,093
   Depreciation of fixed assets                           217             -
   Investment in securities                               173           173
   Other                                                   24           116
                                                       ------        ------
   Total deferred tax asset                             3,000         4,373
                                                       ------        ------

 Deferred tax liabilities:
   Unrealized gain on investment securities               736             -
                                                       ------        ------
   Total deferred tax liability                           736             -
                                                       ------        ------
  Net deferred tax asset                               $2,264        $4,373
                                                       ======        ======


The components of the provision (benefit) for income taxes for the years ended December 31, 2000, 1999 and 1998 were as follows (in thousands):

                                            2000      1999      1998
                                            ----      ----      ----
   Current-federal                         $2,216    $2,163    $1,803
   Current-state                              490       279       269
   Deferred-federal                             9      (313)      (34)
   Deferred-state                               1       (44)       (5)
                                           ------    ------    ------
   Total                                   $2,716    $2,085    $2,033
                                           ======    ======    ======

The following table reconciles taxes at the federal statutory rate with the effective rate for 2000, 1999 and 1998:

                                            2000      1999      1998
                                            ----      ----      ----
   Federal statutory rate                    34%       34%       34%
   Goodwill amortization                      1%        1%        1%
   State taxes                                4%        3%        2%
   Tax-exempt investment income              (9%)      (9%)      (7%)
   Other, net                                 -        (1%)       -
                                            ----      ----      ----
   Effective tax rate                        30%       28%       30%
                                            ====      ====      ====

9. Earnings Per Share

The following table reconciles the weighted average shares (denominator) used to calculate basic and diluted earnings per share (in thousands, except per share amounts):

                                       For the Year Ended December 31, 2000
                                      --------------------------------------
                                        Income         Shares      Per-Share
                                      (Numerator)   (Denominator)   Amount
                                      -----------   -------------  ---------
  Basic EPS                             $6,315          3,665        $1.72
  Effect of Dilutive Options                 -             86        (0.04)
                                        ------          -----        -----
  Diluted EPS                           $6,315          3,751        $1.68
                                        ======          =====        =====



                                       For the Year Ended December 31, 1999
                                      --------------------------------------
                                        Income         Shares      Per-Share
                                      (Numerator)   (Denominator)   Amount
                                      -----------   -------------  ---------
  Basic EPS                             $5,456          3,856        $1.42
  Effect of Dilutive Options                 -            116        (0.05)
                                        ------          -----        -----
  Diluted EPS                           $5,456          3,972        $1.37
                                        ======          =====        =====


                                       For the Year Ended December 31, 1998
                                      --------------------------------------
                                        Income         Shares      Per-Share
                                      (Numerator)   (Denominator)   Amount
                                      -----------   -------------  ---------
  Basic EPS                             $4,860          3,887        $1.25
  Effect of Dilutive Options                 -            126        (0.04)
                                        ------          -----        -----
  Diluted EPS                           $4,860          4,013        $1.21
                                        ======          =====        =====


10. Employee Benefit Plan

The Bank has a qualified contributory profit sharing plan covering substantially all eligible employees. The Bank's contributions to the plan were approximately $149,000, $134,000, and $132,000 in 2000, 1999 and 1998, respectively.



11. Commitments and Contingencies

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



12. Stock Transactions

On November 18, 1999 and November 20, 1998, the Company's Board of Directors authorized one-for-twenty (five per cent) stock dividends, to be effective on January 4, 2000 and January 4, 1999, respectively. Earnings per share amounts have been restated to retroactively reflect these transactions.

In March 1994, the Board of Directors adopted two stock option plans; the 1994 Outside Director Stock Option Plan and the 1994 Performance Stock Option Plan, which were approved by the shareholders in April 1994. Under the terms of the plans, the option price is not less than the fair market value of the common stock on the date of the grant. On April 15, 1999, the shareholders approved amendments to both plans which increased the number of shares reserved for the grant of options by 150,000 for each plan. The maximum number of shares that may be issued under the Outside Director Stock Option Plan and Performance Stock Option Plan are 279,051 and 522,152, respectively. Options granted under the Outside Director Stock Option Plan are immediately exercisable and are for a term of ten years. At December 31, 2000 and 1999, there were 98,348 and 129,348 shares available, respectively, for future option grants under the Outside Director Stock Option Plan. Options granted under the Performance
Stock Option Plan are not exercisable for a period of one year from the date of grant and are for a term of ten years. At December 31, 2000 and 1999, there were 216,153 and 251,638 shares available, respectively, for future option grants under this plan. The current status of options outstanding and the activity for 2000, 1999 and 1998 are presented below:

                                        Outside Director         Performance
                                        Stock Option Plan     Stock Option Plan
                                       -------------------   -------------------
                                                  Weighted              Weighted
                                                   Average               Average
                                       Number of  Exercise   Number of  Exercise
                                        Options     Price     Options     Price
                                       ---------  --------   ---------  --------
Options outstanding, January 1, 1998     85,050    $11.58     184,695    $10.85
Granted                                  20,000     22.45      24,000     22.45
Exercised                                (6,615)    13.68     (14,980)    10.25
Expired or canceled                           -         -      (1,654)     9.56
Adjustment for 5% stock dividend          4,927         -       9,613         -
                                        -------    ------     -------    ------
Options outstanding, December 31, 1998  103,362     13.73     201,674     12.43
Granted                                  31,000     20.71      29,380     20.71
Exercised                                     -         -     (22,548)    10.49
Adjustment for 5% stock dividend          6,726         -      10,480         -
                                        -------    ------     -------    ------
Options outstanding, December 31,1999   141,088     15.34     218,986     13.86
Granted                                  31,000     17.50      35,485     17.50
Exercised                                     -         -     (14,928)     8.68
                                        -------    ------     -------    ------
Options outstanding, December 31, 2000  172,088    $15.73     239,543    $14.72
                                        =======    ======     =======    ======

Options exercisable, December 31, 2000  172,088    $15.73     204,058    $14.24
                                        =======    ======     =======    ======

The range of exercise prices for the Performance and Outside Director stock option plans at December 31, 2000 were $8.68 to $22.45. The weighted average remaining contractual lives of the Performance and Outside Director stock options at December 31, 2000 were 6.35 years and 6.78 years, respectively.

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

The compensation expense, net of income tax effect, if recognized, would have resulted in a decrease in the pro forma amounts indicated below, for the years ended December 31, 2000, 1999 and 1998:

                                                2000       1999       1998
                                                ----       ----       ----
                                      (In Thousands, Except Per Share Amounts)
  Net earnings - as reported                   $6,315     $5,456     $4,860
  Net earnings - pro forma                      6,135      5,177      4,628
  Earnings per share (diluted) - as reported     1.68       1.37       1.21
  Earnings per share (diluted) - pro forma       1.64       1.30       1.14


The weighted average fair value of options granted during 2000, 1999 and 1998, were $4.29, $6.98 and $7.98, respectively. The weighted average fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: Dividend yield of 4.24%, 2.86% and 2.17%; expected volatility of 24.5%, 25.0% and 24.1%; risk-free interest rate of 6.35%, 7.00% and 5.75%; and expected life of 9.5 years for each of the three years.



13.   Commercial Bankshares, Inc. (Parent Company Only) Financial Information

                           Condensed Balance Sheets
                                (In Thousands)

                                                            December 31,
                                                       --------------------
                                                         2000         1999
                                                         ----         ----
 Assets:
   Cash and cash equivalents                           $   887      $ 2,671
   Time deposits                                             -        2,300
   Investment in banking subsidiary                     41,865       35,121
   Other investments                                     2,545        2,366
   Goodwill, net                                           416          578
   Other assets                                            866        1,464
                                                       -------      -------
        Total assets                                   $46,579      $44,500
                                                       =======      =======

 Liabilities and stockholders' equity:
   Other liabilities                                   $ 1,524      $ 1,719
   Stockholders' equity                                 45,055       42,781
                                                       -------      -------
        Total liabilities and stockholders' equity     $46,579      $44,500
                                                       =======      =======


                         Condensed Statements of Income
                                 (In Thousands)

                                                   Years ended December 31,
                                                 ----------------------------
                                                  2000       1999       1998
                                                  ----       ----       ----
  Income:
    Interest on investments                     $  157     $  292     $  303
    Security gains                                   -        770          -
    Other                                          150          1          -
                                                ------     ------     ------
      Total income                                 307      1,063        303
                                                ------     ------     ------

  Expenses:
    Amortization of goodwill                       163        163        163
    Other                                           55         67         78
                                                ------     ------     ------
      Total expenses                               218        230        241
                                                ------     ------     ------

      Income before income taxes and equity in
        undistributed earnings of subsidiary        89        833         62
  Provision for income taxes                        56        366         75
                                                ------     ------     ------
      Income (loss) before equity in undistributed
        earnings of subsidiary                      33        467        (13)
  Equity in undistributed earnings of subsidiary 6,282      4,989      4,873
                                                ------     ------     ------
      Net income                                $6,315     $5,456     $4,860
                                                ======     ======     ======



                      Condensed Statements of Cash Flows
                                (In Thousands)

                                                      Years ended December 31,
                                                      ------------------------
                                                        2000    1999    1998
                                                        ----    ----    ----
Cash flows from operating activities:
  Net income                                           $6,315  $5,456  $4,860
  Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:
    Equity in undistributed earnings of subsidiary     (6,282) (4,989) (4,873)
    Depreciation and amortization                         163     163     163
    Gain on sale of investment securities                   -    (770)      -
    Change in other assets                                638    (774)     (3)
    Change in other liabilities                          (289)    228     (33)
                                                       ------  ------  ------
    Net cash provided by (used in) operating activities   545    (686)    114
                                                       ------  ------  ------

Cash flows from investing activities:
  Proceeds from maturities of investment
    securities held to maturity                         2,300       -       -
  Proceeds from sales of investment
    securities available for sale                           -     780       -
                                                       ------  ------  ------
  Net cash provided by investing activities             2,300     780       -
                                                       ------  ------  ------

Cash flows from financing activities:
  Proceeds from exercise of stock options                 129     237     244
  Purchase of treasury stock                           (5,046)   (788)   (671)
  Dividends received from subsidiary                    2,860   2,251   1,400
  Management fee received from subsidiary                 100       -       -
  Dividends paid                                       (2,672) (2,284) (1,411)
  Cash paid for fractional shares                           -      (3)     (3)
                                                       ------  ------  ------
  Net cash used in financing activities                (4,629)   (587)   (441)
                                                       ------  ------  ------

Decrease in cash and cash equivalents                  (1,784)   (493)   (327)
Cash and cash equivalents at beginning of year          2,671   3,164   3,491
                                                       ------  ------  ------
Cash and cash equivalents at end of year               $  887  $2,671  $3,164
                                                       ======  ======  ======



14. Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.



The Bank's actual capital amounts (dollars in thousands) and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                              To Be Well
                                                           Capitalized Under
                                          For Capital      Prompt Corrective
                        Actual         Adequacy Purposes   Action Provisions
                  -----------------    -----------------   -----------------
                   Amount    Ratio      Amount    Ratio      Amount   Ratio
                   ------    -----      ------    -----      ------   -----
As of December 31, 2000:
 Total capital (to risk weighted assets):
   Commercial Bankshares, Inc.
                  $47,857    14.30%   > $26,772  > 8.00%        N/A     N/A
   Commercial Bank of Florida
                   45,709    13.56%   >  26,973  > 8.00%    $33,716   10.00%

 Tier I capital (to risk weighted assets):
   Commercial Bankshares, Inc.
                   42,919    12.82%   >  13,386  > 4.00%        N/A     N/A
   Commercial Bank of Florida
                   41,903    12.43%   >  13,486  > 4.00%     20,230    6.00%

 Tier  I capital (to total assets):
   Commercial Bankshares, Inc.
                   42,919     8.17%   >  15,755  > 3.00%        N/A     N/A
 Tier  I capital (to average assets):
   Commercial Bank of Florida
                   41,903     8.22%   >  15,294  > 3.00%     25,490    5.00%

As of December 31, 1999:
 Total capital (to risk weighted assets):
   Commercial Bankshares, Inc.
                  $48,352    16.34%   > $23,676  > 8.00%        N/A     N/A
   Commercial Bank of Florida
                   41,864    14.04%   >  23,848  > 8.00%    $29,810   10.00%

 Tier I capital (to risk weighted assets):
   Commercial Bankshares, Inc.
                   44,022    14.88%   >  11,838  > 4.00%        N/A     N/A
   Commercial Bank of Florida
                   38,585    12.94%   >  11,924  > 4.00%     17,886    6.00%

 Tier I capital (to total assets):
   Commercial Bankshares, Inc.
                   44,022     9.23%   >  14,255  > 3.00%        N/A     N/A
 Tier I capital (to average assets):
   Commercial Bank of Florida
                   38,585     8.24%   >  13,549  > 3.00%     22,582    5.00%



Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. At January 1, 2001, the Bank could have paid dividends to the Company aggregating $16.6 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the Bank.

Cash dividends declared by the Company totaled $2.7 million and $2.3 million in 2000 and 1999, respectively. Dividends declared but not paid amounted to $720,000 and $693,000 in 2000 and 1999, respectively.



15. Financial Instruments With Off-Balance-Sheet Risk and with Concentrations of Credit Risk

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

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at December 31, 2000 and 1999 were $30 million and $31 million, respectively. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

Standby and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing or performance arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank had approximately $4.6 million and $298,000 in 2000 and $6.9 million and $526,000 in 1999 of irrevocable standby and commercial letters of credit, respectively, of which $1.2 million and $2.1 million of standby letters of credit were collateralized by cash in 2000 and 1999, respectively.


Concentrations of Credit Risk

The Bank primarily grants loans for which South Florida real estate is the collateral. The borrowers' ability to honor their contracts is substantially dependent upon the general economic conditions of the region. As of December 31, 2000, the Bank's ten largest loan relationships had an aggregate balance of $48 million, representing 17% of net loans. As of December 31, 1999 the Bank's ten largest loan relationships had an aggregate balance of $52 million, representing 21% of net loans.



16. Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instrument for which it is practicable to estimate that value.


Cash and Due from Banks and Federal Funds Sold

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.


Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 to the Consolidated Financial Statements provides information on estimated fair values at December 31, 2000 and 1999.


Loans

A significant portion of loans is comprised of prime-based loans and treasury bill-based loans. The fair value of these types of loans is the carrying amount of the loan. At December 31, 2000, variable rate loans amounted to approximately $212 million or 73% of total loans. Fixed rate loans maturing within the next year totaled $12 million or an additional 4% of total loans.
At December 31, 1999, variable rate loans amounted to approximately $181 million or 73% of total loans. Fixed rate loans maturing within the next year totaled $6 million or an additional 2% of total loans. The fair value of these types of loans is the carrying amount of the loan. Market value of fixed rate loans with maturities in excess of one year, representing approximately 23% of the loan portfolio as of December 31, 2000 and 25% as of December 31, 1999, approximates carrying value based on terms and maturity of those loans and current borrowing rates.


Deposit Liabilities and Short-term Borrowed Funds

The fair value of demand, savings, interest-bearing checking and money market deposits, and borrowings under repurchase agreements is the amount payable on demand (carrying amount). The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. At December 31, 2000, the fair value of time deposits approximates carrying value, which includes time deposits of $192 million due within twelve months, which represents 90% of total time deposits. At December 31, 1999 time deposits of $169 million due within twelve months represented 92% of total time deposits.


Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of letters of credit is based on fees currently charged for similar agreements. At December 31, 2000, a significant portion of the letter of credit portfolio is scheduled to expire within twelve months. The fair value of these commitments approximates the committed mounts.






                          COMMERCIAL BANKSHARES, INC.

               DIRECTORS                                   OFFICERS

 Cromwell A. Anderson      Julius J Shepard          Joseph W. Armaly
 Retired Attorney          Investments               Chairman and
                                                     Chief Executive Officer
 Joseph W. Armaly          Sherman Simon
 Chairman of the Board     Investments               Jack J. Partagas
 Chief Executive Officer                             President, Secretary, and
                           Michael W. Sontag         Chief Operating Officer
 Richard J. Bischoff       President
 Attorney                  Michael Sontag, Inc.      Barbara E. Reed
                                                     Senior Vice President and
 Robert Namoff             Martin Yelen              Chief Financial Officer
 Chief Executive Officer   Retired Attorney
 Allied Universal Corp.

 Jack J. Partagas
 President and
 Chief Operating Officer



COMMERCIAL BANK OF FLORIDA
OFFICERS

 Joseph W. Armaly       Chairman and CEO
 Jack J. Partagas       President and COO
 Bruce P. Steinberger   Executive Vice President
 Barbara E. Reed        Senior Vice President and CFO
 David E. Dimuro        Senior Vice President
 Phillips G. Gay, Jr.   Senior Vice President
 Hal Kaufman            Senior Vice President
 Joseph Kertis, Jr.     Senior Vice President
 Dennis G. Longo        Senior Vice President
 John M. Maroon         Senior Vice President
 Tony Maroon            Senior Vice President
 Raul M. Zarranz        Senior Vice President
 William S. Dieterle    Audit Director
 Stephen W. Armaly      Vice President
 Sherryl Bowein         Vice President
 Ralph E. Coman         Vice President
 Elena Correa           Vice President
 Valerie Dacks          Vice President
 Sherri Feinstein       Controller
 Diana C. Goudie        Vice President
 Nancy Hernandez        Vice President
 Mary Lou Hutcheson     Vice President
 Paul Larkin            Vice President
 Alfred P. Lettera      Vice President
 Sharon Macris McManus  Vice President
 Jeffrey S. Nilsson     Vice President
 Robert D. Singleton    Vice President
 Fay Marie Stephens     Vice President
 Pamela Tucker          Vice President
 Deborah Winkles        Vice President
 Lourdes Beck           Assistant Vice President
 Ann Bovard             Assistant Vice President
 Luis A. Castillo       Audit Manager
 Nora Clavijo           Assistant Vice President
 Anne E. Cook           Assistant Vice President
 Mercedes De Quesada    Assistant Vice President
 Susan Ferbin           Assistant Vice President
 Carlos A. Grosso       Investment Officer
 Theresa Hilson         Assistant Vice President
 C. Margaret Humphrey   Assistant Vice President
 Geraldine T. Kitchell  Assistant Vice President
 Wendy M. Knowles       Assistant Vice President
 Margaret Rizzotto      Assistant Vice President
 Mary Robbins           Assistant Vice President
 Wendy Robinson         Assistant Vice President
 Marisella Salado       Commercial Loan Officer
 Constance Bauer        Assistant Cashier
 Barbara Cox            Assistant Cashier
 Peter Fernandez        Commercial Loan Officer
 Aurora Franquiz        Mortgage Loan Specialist
 Norma Gonzalez         Assistant Cashier
 Aletha Jackson         Assistant Cashier
 Lissette Lazo          Loan Administration Officer
 Sue Marchetti          Assistant Cashier
 Ileana Medina          Loan Operations Officer
 Alice Milhet           Assistant Cashier
 Ruben Molina           Assistant Cashier
 Christina Ojeda        Assistant Cashier
 Brenda Paul            Assistant Cashier
 Lidia Perez            Assistant Cashier
 Linda Schubowsky       Assistant Cashier
 Laurie Taylor          Assistant Cashier
 Rose Torres            MIS Officer
 Linda K. Wood          Installment Loan Officer
 Delia Yepez            Assistant Cashier
 James F. Zimny, Jr.    Accounting Officer



                         SUBSIDIARY BANK LOCATIONS

      PERRINE/CUTLER RIDGE                    MIAMI BEACH
      19455 S. Dixie Highway                  425 41st Street
      Miami, FL 33157                         Miami Beach, FL 33140
      (305) 234-6090                          (305) 531-4435


      PINECREST/THE FALLS                     MEDLEY/HIALEAH GARDENS
      13001 S. Dixie Highway                  11590 N.W. South River Drive
      Miami, FL 33156                         Medley, FL 33178
      (305) 378-2000                          (305) 883-1110


      KENDALL                                 NORTH MIAMI
      10899 Sunset Drive                      12255 N.E. 16th Avenue
      Miami, FL 33173                         North Miami, FL 33161
      (305) 274-2000                          (305) 891-6950


      SOUTH MIAMI/CORAL GABLES                HALLANDALE
      1533 Sunset Drive                       1448 E. Hallandale Beach Blvd.
      Coral Gables, FL 33143                  Hallandale, FL 33009
      (305) 663-6030                          (954) 454-3551


      BRICKELL                                PEMBROKE PINES
      501 Brickell Key Drive                  176 S. Flamingo Road
      Miami, FL 33131                         Pembroke Pines, FL 33027
      (305) 374-1100                          (954) 437-8100


      MAIN OFFICE                             POMPANO BEACH
      1550 S.W. 57th Avenue                   300 E. Sample Road
      Miami, FL 33144                         Pompano Beach, FL 33064
      (305) 267-1200                          (954) 943-6550


      MIAMI SPRINGS                           CORAL SPRINGS
      69 Westward Drive                       1999 University Drive
      Miami Springs, FL 33166                 Coral Springs, FL 33071
      (305) 883-0883                          (954) 753-7555




      Annual Meeting
      Thursday, April 19, 2001, at 10:00 a.m.
      1550 S.W. 57th Avenue
      Boardroom
      Miami, Florida 33144

      Transfer Agent
      Mellon Investor Services

      Independent Certified Public Accountants
      PricewaterhouseCoopers LLP
      Miami, Florida

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