Form 10-K, Exhibit 13
period 2003-12-31
COMMERCIAL BANKSHARES INC
filed 2004-03-15
CIK 354562

2003 ANNUAL REPORT
                      COMMERCIAL BANKSHARES, INC.







Page 1   Letter to Shareholders


Page 2   Summary Consolidated Financial Information


Page 4   Management's Discussion and Analysis


Page 18  Report of Independent Certified Public Accountants


_____________________________________________________________________________

              Corporate Profile
_____________________________________________________________________________

Commercial Bankshares, Inc. is a bank holding company whose subsidiary, Commercial Bank of Florida, operates fourteen branches in two of Florida's fastest growing counties: Miami-Dade and Broward. Since its inception in 1988, the Company has grown to $786 million in assets through acquisitions and internal growth. Lead by seasoned South Florida bankers, the Company is committed to extending its personalized "hometown" banking services to other communities in the South Florida area.



Page 19  Consolidated Financial Statements


Page 23  Notes to Consolidated Financial Statements


Page 39  Directors and Officers of the Company and Subsidiary Bank


Page 40  Subsidiary Bank Locations












To Our Shareholders

It gives me great pleasure to present you with the Company's results for 2003. We achieved success in many areas during the year. Noteworthy achievements in 2003 include record earnings, remarkable deposit growth, double-digit loan growth and increased dividends. Other achievements include excellent asset quality and continued enhancement to the value of our franchise. We hope that you share in our enthusiasm for these outstanding results.

Net income rose to a record $10.3 million, a 13% increase over 2002 earnings of $9.1 million. Diluted earnings per share were $1.69 for 2003, as compared to $1.53 for 2002, after adjustment for a 5-for-4 stock split announced in the fourth quarter of 2003 and effective January 2, 2004. Return on average assets closed the year at 1.37% and return on average equity was 16.62%. The consistently exceptional performance in earnings emphasizes the Company's strength and provides value to our shareholders.

Earnings for the fourth quarter of 2003 were a record $2.70 million, a 10% increase over earnings for the same period in 2002 of $2.46 million. Diluted earnings per share were $0.44 for the fourth quarter of 2003, as compared to $0.41 for the same period in 2002, after adjustment for the above-mentioned stock split. Fourth quarter earnings represent a 1.37% return on average assets and a 16.59% return on average equity.

Internal deposit growth was once again significant, with total deposits reaching $655 million at December 31, 2003. This is a 13% increase from the prior year closing balance of $581 million. Total assets increased 12% to close the year at $786 million, as compared to $699 million one year ago. By emphasizing internal deposit growth, we have increased our deposit base without significantly increasing overhead expenses. In this way we provide further economies of scale and value to our shareholders. We will continue to target balanced growth in the most cost effective manner based on current market conditions and competition.

The loan portfolio recorded a remarkable 18% growth, with net loans closing the year at $408 million, as compared to $346 million for 2002. The South Florida market place is a highly competitive one for quality commercial and residential lending relationships. We have succeeded in building the loan portfolio without compromising our conservative underwriting philosophy. Asset quality continues to be superb, with no non-performing assets as of December 31, 2003. The allowance for loan losses closed the year at $4.87 million, or 1.18% of total loans.

The Company's cash dividends declared during 2003 rose to a record $.67 per share, a 16% increase over 2002 cash dividends declared of $.58 per share.
The Company's strong earnings and solid capital position support the increased dividends to our shareholders.

In a year that once again focuses on strong corporate governance and accountability, allow me to pledge to you that we will continue to conduct business with the highest ethical standards in all areas, from operational to financial. The Board and I are deeply committed to providing shareholder value. We know, as you do, that we can only serve you best in the long-term by striving for the highest values at all times. We look forward to the challenges ahead and to guiding your Company to continued success.

As always, I sincerely welcome your calls and letters.

Joseph W. Armaly
Chairman of the Board and
Chief Executive Officer


Selected Five Year Data
(In Thousands, Except Per Share Data)

                                    As of or For the Years Ended December 31,
                                    _________________________________________

                                  2003      2002      2001      2000      1999
                                  ____      ____      ____      ____      ____
Income Statement Data:
   Interest income             $ 39,358  $ 36,253  $ 37,262  $ 35,502  $ 30,210
   Interest expense              11,672    11,658    16,366    16,113    11,947
                               ________  ________  ________  ________  ________

   Net interest income           27,686    24,595    20,896    19,389    18,263
   Provision for loan losses        360       170       875       435       930
                               ________  ________  ________  ________  ________

   Net interest income after
     provision for loan losses   27,326    24,425    20,021    18,954    17,333
   Non-interest income            3,225     3,255     3,495     2,828     3,621
   Non-interest expense          15,448    14,550    13,667    12,751    13,413
                               ________  ________  ________  ________  ________

   Income before income taxes    15,103    13,130     9,849     9,031     7,541
   Income tax expense             4,819     4,014     2,832     2,716     2,085
                               ________  ________  ________  ________  ________

   Net income                  $ 10,284  $  9,116  $  7,017  $  6,315  $  5,456
                               ========  ========  ========  ========  ========


Per Share Data:
   Basic earnings per share    $   1.78  $   1.60  $   1.25  $   1.11  $   0.91
   Diluted earnings per share  $   1.69  $   1.53  $   1.21  $   1.09  $   0.88
   Book value at year end      $  11.33  $  10.27  $   8.89  $   8.01  $   7.11
   Cash dividends declared per
     common share              $   0.67  $   0.58  $   0.53  $   0.47  $   0.38


Balance Sheet Data:
   Cash and cash equivalents   $ 59,951  $ 60,533  $ 68,200  $ 35,015  $ 39,085
   Investment securities
     available for sale         110,096   182,831   111,138   143,487   125,236
   Investment securities
     held to maturity           185,781    88,307    24,664    37,215    43,392
   Loans, net                   408,100   345,766   346,251   285,641   244,016
   Total assets                 786,179   698,524   568,928   522,524   475,170
   Deposits                     654,789   581,226   462,506   422,923   388,447
   Borrowed funds                60,210    53,705    53,436    51,166    40,794
   Stockholders' equity          66,098    58,605    50,125    45,055    42,781


Selected Financial Ratios
                                    As of or For the Years Ended December 31,
                                    _________________________________________

                                      2003    2002    2001    2000    1999
                                      ____    ____    ____    ____    ____

Return on average assets              1.37%   1.46%   1.28%   1.28%   1.20%

Return on average equity             16.62%  16.87%  14.61%  15.43%  12.35%

Net interest yield on average
  interest-earning assets (1)         4.07%   4.38%   4.28%   4.48%   4.61%

Allowance for loan losses
  to total loans                      1.18%   1.35%   1.32%   1.31%   1.32%

Allowance for loan losses as a
  percentage of non-accrual loans      n/a     n/a     557%    n/a     375%

Asset quality ratio
  (non-performing loans and other
  real estate owned to total assets)     0%      0%   0.15%      0%   0.18%

Average interest-earning assets
  to average interest-bearing
  liabilities                          123%    125%    126%    125%    127%

Non-interest expense to
  average total assets                2.05%   2.33%   2.49%   2.59%   2.94%

Net interest income to
  non-interest expense 	               179%    169%    153%    152%    136%

Risk-based capital ratios:
  Leverage ratio (2)                  7.78%   7.66%   8.24%   8.17%   9.23%

  Tier I capital                     12.53%  13.15%  12.03%  12.82%  14.88%

  Total capital                      13.87%  14.62%  13.54%  14.30%  16.34%

  Equity to total assets              8.41%   8.39%   8.81%   8.62%   9.00%


(1) Represents net interest income on a fully tax-equivalent basis as a percentage of average interest-earning assets.
(2) The leverage ratio is defined as the ratio of Tier I capital to total assets.


Corporate and Earnings Overview

Commercial Bankshares, Inc. (the "Company"), a Florida corporation organized in 1988, is a bank holding company whose wholly-owned subsidiary and principal asset is the Commercial Bank of Florida (the "Bank"). The Company, through its ownership of the Bank, is engaged in a commercial banking business. Its primary source of earnings is derived from income generated by its ownership and operation of the Bank. The Bank is a Florida chartered banking corporation with fourteen branch locations throughout Miami-Dade and Broward counties in South Florida. The Bank primarily focuses on providing personalized banking services to businesses and individuals within the market areas where its banking offices are located.

The Company reported 2003 net income of $10.28 million, a 13% increase over 2002 net income of $9.12 million. Net income for 2001 was $7.02 million. The increase in 2003 net income is due to increases in net interest income of $3.1 million and security gains of $95,000, partially offset by a decrease in non-interest income of $125,000 and increases in provision for loan losses of $190,000, non-interest expense of $898,000 and the provision for income taxes of $805,000. Basic and diluted earnings per common share were $1.78 and $1.69, respectively, in 2003, compared to $1.60 and $1.53, respectively, in 2002. Basic and diluted weighted average shares outstanding were 5.78 million and
6.10 million, respectively, in 2003, and 5.68 million and 5.95 million, respectively, in 2002. Weighted average shares exclude treasury stock, which totaled 554,775 shares at December 31, 2003 and 2002.

Return on average assets and return on average equity were 1.37% and 16.62%, respectively, for 2003, and 1.46% and 16.87%, respectively, for 2002. Average assets increased $127 million, or 20%, in 2003. Book value per common share increased 10% to $11.33 at December 31, 2003 from $10.27 at December 31, 2002 due to current year undistributed profits and other comprehensive income. Capital ratios continued to exceed all regulatory requirements, with a leverage ratio of 7.78% in 2003, as compared to 7.66% in 2002. Dividends declared per common share increased 16% to $.67 in 2003, from $.58 in 2002.


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

Net interest income for 2003 was $28.7 million, an increase of 12% over 2002 net interest income of $25.7 million. In 2002, net interest income grew 17% from $22.0 million in 2001. The increase in net interest income in 2003 is attributable to an increase in average earning assets of $118 million. The net interest yield was 4.07% in 2003, as compared to 4.38% in 2002 and 4.28% in 2001. The decrease of 31 basis points in 2003 is attributable to an increase in interest-bearing deposits, which were partially invested in short term, low yielding investments during the year.


The following table presents the Company's average balances, interest earned or paid and average interest rates earned or paid for each of the years ended December 31, 2003, 2002 and 2001.


                         AVERAGE BALANCES AND INTEREST RATES
                               (Dollars in Thousands)

               2003                     2002                     2001
     ________________________ ________________________ ________________________

             Interest                 Interest                 Interest
     Average  Income/ Average Average  Income/ Average Average  Income/ Average
     Balance  Expense Rate    Balance  Expense Rate    Balance  Expense Rate
     _______  _______ _______ _______  _______ _______ _______  _______ _______

Interest-earning assets:
Loans (1)
     $377,848 $24,139  6.39% $350,592  $25,109  7.16%  $327,771 $26,976  8.23%

Investments, taxable
      241,829  12,478  5.16%  145,554    7,975  5.48%   104,165   6,620  6.36%

Investments, non-taxable (2)
       48,227   3,253  6.75%   49,491    3,575  7.22%    51,980   3,713  7.15%

Federal funds
       37,518     495  1.32%   41,443      688  1.66%    28,858   1,011  3.50%
     ________ _______  _____ ________  _______  _____  ________ _______  _____

  Total interest-earning assets
      705,422  40,365  5.72%  587,080   37,347  6.36%   512,774  38,320  7.47%
     ________ _______  _____ ________  _______  _____  ________ _______  _____

Non-interest-earning assets:
Cash and due from banks
       31,770                  24,407                    21,734

Other assets
       15,532                  14,140                    14,399
     ________                ________                  ________

  Total non-interest-earning assets
       47,302                  38,547                    36,133
     ________                ________                  ________

    Total assets
     $752,724                $625,627                  $548,907
     ========                ========                  ========

Interest-bearing liabilities:
Interest-bearing checking
     $ 83,143     372  0.45% $ 68,975      417  0.60%  $ 60,558     564  0.93%

Money market
       75,011     829  1.11%   57,806    1,065  1.84%    46,221   1,396  3.02%

Savings
       32,603     286  0.88%   26,841      277  1.03%    23,345     408  1.75%

Time
      326,126   9,463  2.90%  259,210    8,911  3.44%   223,348  12,075  5.41%

Borrowed funds
       55,450     722  1.30%   55,644      988  1.77%    52,234   1,923  3.68%
     ________ _______  _____ ________  _______  _____  ________ _______  _____

  Total interest-bearing liabilities
      572,333  11,672  2.04%  468,476   11,658  2.49%   405,706  16,366  4.03%
     ________ _______  _____ ________  _______  _____  ________ _______  _____

Non-interest-bearing liabilities:
Non-interest-bearing deposits
      113,280                  98,421                    91,533

Other liabilities
        5,245                   4,694                     3,653
     ________                ________                  ________

  Total non-interest-bearing liabilities
      118,525                 103,115                    95,186
     ________                ________                  ________

Stockholders' equity
       61,866                  54,036                    48,015
     ________                ________                  ________

    Total liabilities & stockholders' equity
     $752,724                $625,627                  $548,907
     ========                ========                  ========

Net interest income and net yield on
   average earning assets (3)
               28,693  4.07%            25,689  4.38%            21,954  4.28%

Less tax-equivalent adjustment included above
               (1,007)                  (1,094)                  (1,058)
              _______                  _______                  _______

Net interest income
              $27,686                  $24,595                  $20,896
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


The net yield is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense and net interest income for the periods indicated.



                 RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
                    (ON A FULLY TAXABLE EQUIVALENT BASIS)
                              (In Thousands)

                               2003 Compared to 2002   2002 Compared to 2001
                              _______________________  ______________________

                              Volume    Rate   Change  Volume   Rate   Change
                              ______    ____   ______  ______   ____   ______

Interest earned on:
Loans (1)                     $1,951  ($2,921)($  970) $1,878 ($3,745)($1,867)

Investments, taxable           5,275     (772)  4,503   2,630  (1,275)  1,355

Investments, non-taxable (2)     (91)    (231)   (322)   (177)     39    (138)

Federal funds                    (65)    (128)   (193)    441    (764)   (323)
                              ______   ______  ______  ______  ______  ______

   Total interest income       7,070   (4,052)  3,018   4,772  (5,745)   (973)
                              ______   ______  ______  ______  ______  ______

Interest paid on:
Interest bearing checking         86    (131)    (45)      78    (225)   (147)

Money market                     317    (553)   (236)     350    (681)   (331)

Savings                           59     (50)      9       61    (192)   (131)

Time                           2,300  (1,748)    552    1,939  (5,103) (3,164)

Borrowed funds                    (3)   (263)   (266)     126  (1,061)   (935)
                              ______  ______  ______   ______  ______  ______

  Total interest expense       2,759  (2,745)     14    2,554  (7,262) (4,708)
                              ______  ______  ______   ______  ______  ______

Change in net interest income $4,311 ($1,307) $3,004   $2,218  $1,517  $3,735
                              ======  ======  ======   ======  ======  ======

(1) For the purposes of this analysis, non-accruing loans were included in the computation of average balances.
(2) On a fully tax-equivalent basis using a 34% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.



Non-interest Income

Non-interest income for 2003 was $3.23 million, compared to $3.26 million in 2002 and $3.50 million in 2001. These figures include non-recurring gains on sales of securities of $128,000, $33,000 and $240,000 for 2003, 2002 and 2001,
respectively. Recurring non-interest income for 2003 includes a decrease in service charges on deposit accounts of $125,000 as compared to 2002.


Non-interest Expense

Non-interest expense for 2003 was $15.4 million compared to $14.6 million in 2002 and $13.7 million in 2001. The 5% increase during 2003 is attributable to increased staff, insurance and legal expenses. Staff expense increased $670,000, or 7%, due to additional staff and regular salary increases. Insurance expense increased $52,000, or 15%, due to a significant increase in premiums. Legal expense increased $53,000, or 40% due to increased SEC filings and corporate governance matters required by the Sarbanes-Oxley Act.


The following table summarizes the various categories of non-interest expense for the years ended December 31, 2003, 2002 and 2001.


                             NON-INTEREST EXPENSE
                                (In Thousands)

                                           2003          2002          2001
                                           ____          ____          ____

      Salaries and employee benefits     $ 9,807       $ 9,137       $ 8,353
      Occupancy                            1,301         1,256         1,260
      Data processing                      1,110         1,116         1,019
      Furniture and equipment                773           745           737
      Insurance                              406           354           265
      Professional fees                      297           250           284
      Stationery and supplies                239           255           268
      Administrative service charges         237           238           230
      Telephone                              189           239           231
      Security                               175           153           159
      State fees and assessments             128           106            98
      Armored carrier and courier            123           115           113
      FDIC insurance                          92            79            78
      Dues and subscriptions                  81            56            58
      Advertising                             70            46            20
      Donations                               59           115            51
      Postage                                 51            58            59
      Amortization of goodwill                 -             -           163
      Other expenses                         310           232           221
                                         _______       _______       _______

          Total non-interest expense     $15,448       $14,550       $13,667
                                         =======       =======       =======


Taxes

For the years ended December 31, 2003, 2002 and 2001, the Company recorded an income tax expense of approximately $4.82 million, $4.01 million and $2.83 million, respectively. Accordingly, the Company's effective tax rates were 32%, 31% and 30% for 2003, 2002 and 2001, respectively. The determination of effective rates reflects items which are not reported for income tax purposes, primarily tax-exempt interest income.



                       FINANCIAL CONDITION ANALYSIS

Investment Securities

The Company's investment securities portfolio of $296 million at December 31, 2003, consisted of securities available for sale of $110 million, which are carried at fair value, and securities held to maturity of $186 million, which are carried at amortized cost. This compares to investment securities of $271 million at December 31, 2002, which consisted of securities available for sale of $183 million, and securities held to maturity of $88 million. The increase of $25 million in the investment portfolio was a direct result of significant deposit growth which exceeded loan demand during 2003. The ratio of available for sale investments to total investments decreased to 37% in 2003 from 67% in 2002, as the Company chose to designate certain securities as long term investments.

The portfolio of securities available for sale at December 31, 2003 had a net unrealized gain of $4.5 million, net of taxes, as compared to a net unrealized gain of $4.7 million, net of taxes, at December 31, 2002.


The following table presents the Company's investment portfolio as of December 31, 2003, 2002 and 2001.

                      INVESTMENT PORTFOLIO SCHEDULE
                              (In Thousands)

                                                   At December 31,
                                          _______________________________

                                            2003        2002        2001
                                            ____        ____        ____

Investment securities available for sale (at fair value):
   U.S. Treasury                         $      -    $ 39,950    $      -
   U.S. Government Agencies                55,989      99,015      70,652
   Municipal                               48,420      38,967      35,641
   Other                                    5,687       4,899       4,845
                                         ________    ________    ________
      Total investment securities
        available for sale               $110,096    $182,831    $111,138
                                         ========    ========    ========

Investment securities held to maturity (at amortized cost):
   U.S. Government Agencies              $181,702    $ 80,388    $  9,308
   Municipal                                4,079       7,919      15,356
                                         ________    ________    ________
      Total investment securities
        held to maturity                 $185,781    $ 88,307    $ 24,664
                                         ========    ========    ========

   Mortgage-backed securities, included
     in U.S. Government Agencies         $ 18,612    $ 40,026    $ 61,276
                                         ========    ========    ========




The maturities and weighted average yields of investment securities, excluding corporate stock, as of December 31, 2003 and 2002, are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                INVESTMENT SECURITIES MATURITIES & YIELDS
                          (Dollars in Thousands)


                                At December 31, 2003, Maturing
              _________________________________________________________________

                   1 Year         1 Year to       5 Years to          After
                  or Less          5 Years         10 Years         10 Years
              _______________  _______________  _______________  ______________

               Amount  Yield    Amount  Yield    Amount  Yield    Amount  Yield
               ______  _____    ______  _____    ______  _____    ______  _____

Maturity Distributions Available for Sale (1):
U.S. Government
  Agencies    $   102  5.97%   $ 3,159  6.01%   $ 7,617  6.16%  $ 45,112  5.89%
Municipal (2)     385  6.25%     1,180  5.82%    17,033  4.61%    29,821  4.64%
              _______          _______          _______         ________

              $   487          $ 4,339          $24,650         $ 74,933
              =======          =======          =======         ========

Maturity Distributions Held to Maturity:
U.S. Government
  Agencies    $     -     -    $     -     -    $   986  6.34%  $180,716  5.30%
Municipal (2)   1,794  5.73%     2,081  5.41%       204  4.55%         -     -
              _______          _______          _______         ________

              $ 1,794          $ 2,081          $ 1,190         $180,716
              =======          =======          =======         ========


                                At December 31, 2002, Maturing
              _________________________________________________________________

                  1 Year          1 Year to       5 Years to         After
                 or Less           5 Years         10 Years         10 Years
              _______________  _______________  _______________  ______________

               Amount  Yield    Amount  Yield    Amount  Yield    Amount  Yield
               ______  _____    ______  _____    ______  _____    ______  _____

Maturity Distributions Available for Sale (1):
U.S. Treasury  $39,950  1.29%   $     -     -    $     -     -   $      -     -
U.S. Government
  Agencies           -     -     12,713  5.36%    11,144  6.14%    75,158  5.70%
Municipal (2)      101  5.18%     1,620  5.93%    10,037  4.60%    27,209  4.82%
               _______          _______          _______         ________

               $40,051          $14,333          $21,181         $102,367
               =======          =======          =======         ========

Maturity Distributions Held to Maturity:
U.S. Government
  Agencies     $   122  5.29%   $     -     -    $ 1,685  6.20%  $ 78,581  6.06%
Municipal (2)    1,621  4.73%     4,697  5.68%     1,601  5.38%         -     -
               _______          _______          _______         ________

               $ 1,743          $ 4,697          $ 3,286         $ 78,581
               =======          =======          =======         ========



(1) As investment securities available for sale are to be held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.
(2) On a fully tax-equivalent basis using a 34% federal income tax rate, reduced by the non-deductible portion of interest expense.




Loans

At December 31, 2003, the balance of the loan portfolio was $414 million, as compared to the December 31, 2002 loan balance of $351 million. Average net loans were $372 million in 2003, compared to $345 million in 2002. The loan-to-deposit ratio was 63% at December 31, 2003. Asset quality continued to be solid, with no non-performing assets at December 31, 2003. Loans are made to businesses and individuals in the local market area. The composition of the portfolio is presented in the following table:


                           LOAN PORTFOLIO ANALYSIS
                            (Dollars in Thousands)

                                  December 31,
______________________________________________________________________________

      2003            2002            2001            2000            1999
______________  ______________  ______________  ______________  ______________

 Amount    %     Amount    %     Amount    %     Amount    %     Amount    %
________ _____  ________ _____  ________ _____  ________ _____  ________ _____

Commercial & financial
$ 48,748 11.8%  $ 52,519 15.0%  $ 52,376 14.9%  $ 49,635 17.1%  $ 46,147 18.6%

Real estate mortgages (1)
 335,523 81.1%   267,560 76.2%   267,230 76.0%   210,861 72.7%   176,500 71.3%

Installment and other loans
  29,475  7.1%    31,018  8.8%    32,002  9.1%    29,440 10.2%    24,989 10.1%
________ _____  ________ _____  ________ _____  ________ _____  ________ _____

   Total loans
 413,746  100%   351,097  100%   351,608  100%   289,936  100%   247,636  100%
         =====           =====           =====           =====           =====

Less:
   Allowance for loan losses
  (4,873)         (4,751)         (4,642)         (3,806)         (3,279)

   Deferred loan fees
    (773)           (580)           (715)           (489)           (341)
________        ________        ________        ________        ________

      Total loans, net

$408,100        $345,766        $346,251        $285,641       $244,016
========        ========        ========        ========       ========

(1) Real estate mortgages consist primarily of commercial real estate loans.


The following tables present the maturities of loans (excluding installment loans) outstanding at December 31, 2003, 2002 and 2001, and an analysis of sensitivities of loans due after one year.


                                            LOAN MATURITY SCHEDULE
                                                 (In Thousands)
                                    ______________________________________

                                              Due After
                                      Due in  1 Year But   Due
                                      1 Year    Before    After
                                      or Less  5 Years   5 Years   Total
                                    ________  ________  ________  ________
At December 31, 2003
      Commercial and financial      $ 30,730  $ 16,518  $  1,500  $ 48,748
      Real estate mortgage            10,436   131,835   193,252   335,523

At December 31, 2002
      Commercial and financial      $ 33,767  $ 18,000  $    752  $ 52,519
      Real estate mortgage            17,307   102,720   147,533   267,560

At December 31, 2001
      Commercial and financial      $ 35,251  $ 15,105  $  2,020  $ 52,376
      Real estate mortgage            21,632    79,406   166,192   267,230


                               LOANS DUE AFTER ONE YEAR
                                    (In Thousands)

                                      December 31,
                            __________________________________

                              2003         2002         2001
                              ____         ____         ____
Type of Interest Rate:
     Fixed                  $ 45,584     $ 29,671     $ 40,866
     Floating                297,521      239,334      221,857
                            ________     ________     ________

       Total                $343,105     $269,005     $262,723
                            ========     ========     ========



Allowance for Loan Losses

The balance in the allowance for loan losses at December 31, 2003, was $4.87 million, or 1.18% of total loans. This is an increase of $122,000 from the December 31, 2002 allowance balance of $4.75 million, or 1.35% of total loans. The increase in the allowance is the result of charges to the provision for loan losses during 2003 of $360,000, less net charge-offs of $238,000. The charge to the provision for 2002 was $170,000, less net charge-offs of $61,000. The allowance was increased in order to maintain a level deemed sufficient to absorb possible losses in the loan portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.

There were no non-performing assets at December 31, 2003, or at December 31, 2002. With regard to classified loans, management is not aware of any trends or uncertainties which are expected to have a material impact on future operating results, liquidity, or capital resources, or of any information which would cause serious doubt as to the ability of such borrowers to repay. Although management uses the best information available to make determinations with respect to the allowance, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company's non-performing loans. There were no properties held in other real estate owned at December 31, 2003 or 2002.


The following table presents an analysis of the Company's allowance for loan losses for the last five years.

                     ALLOWANCE FOR LOAN LOSSES ANALYSIS
                            (Dollars in Thousands)

                                          At December 31,
                       ___________________________________________________

                         2003       2002       2001       2000       1999
                         ____       ____       ____       ____       ____

Average net loans outstanding
  during the period   $372,367   $345,230   $323,118   $262,358   $222,326
                      ========   ========   ========   ========   ========
Total net loans at period end
                      $408,100   $345,766   $346,251   $285,641   $244,016
                      ========   ========   ========   ========   ========

Beginning balance of allowance
  for loans losses    $  4,751   $  4,642   $  3,806   $  3,279   $  2,430
                      ________   ________   ________   ________   ________

Loans charged-off:
  Commercial and financial
                           226         59         67          -          7
  Real estate mortgage       -          -          -          -          -
  Installment and other     20          8         15         22        133
                      ________   ________   ________   ________   ________
    Total loans charged-off
                           246         67         82         22        140
                      ________   ________   ________   ________   ________

Recoveries of loans previously charged-off:
  Commercial and financial   -          -         28         25         37
  Real estate mortgage       7          2          -          -          -
  Installment and other      1          4         15         89         22
                      ________   ________   ________   ________   ________

    Total recoveries         8          6         43        114         59
                      ________   ________   ________   ________   ________

    Net loans charged-off
     (recovered)           238         61         39        (92)        81
                      ________   ________   ________   ________   ________

Provision for loan losses  360        170        875        435        930
                      ________   ________   ________   ________   ________

    Balance at period end
                      $  4,873   $  4,751   $  4,642    $ 3,806   $  3,279
                      ========   ========   ========   ========   ========

Net charge-offs (recoveries)
  during the year to average
  net loans              0.06%      0.02%      0.01%     (0.04%)     0.04%
                      ========   ========   ========   ========   ========

Allowance as a percentage of
  non-performing loans    n/a        n/a        557%        n/a       375%
                      ========   ========   ========   ========   ========



The following table presents a summary of the Company's non-performing assets for the last five years.

                           NON-PERFORMING ASSETS
                           (Dollars in Thousands)

                                               At December 31,
                                    ____________________________________

                                    2003    2002    2001    2000    1999
                                    ____    ____    ____    ____    ____
Non-accrual loans:
  Commercial and financial          $  -    $  -    $823    $  -    $  -
  Real estate mortgage                 -       -       -       -     874
  Installment and other                -       -      11       -       -
                                    ____    ____    ____    ____    ____

Total non-accrual loans                -       -     834       -     874
                                    ____    ____    ____    ____    ____

Total non-performing loans             -       -     834       -     874
Other real estate owned                -       -       -       -       -
                                    ____    ____    ____    ____    ____

  Total non-performing assets       $  -    $  -    $834    $  -    $874
                                    ====    ====    ====    ====    ====
Total non-performing assets
  to total assets                     0%      0%    .15%      0%    .18%
                                    ====    ====    ====    ====    ====


The following table presents the breakdown of the allowance for loan losses by loan category for the periods indicated. During 2001, in conjunction with the implementation of the Federal Financial Institutions Examination Council's "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions", and the Securities and Exchange Commission's SAB No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues", the Company reviewed and revised its policies and procedures regarding the methodology used to calculate its allowance for loan losses. The revised documentation resulted in a change in the allocation of the allowance to the various loan categories, thus reducing the unallocated allowance in comparison to previous years. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.
The allowance represents a reserve for probable losses existing in the loan portfolio.



                 ALLOWANCES FOR LOAN LOSSES BY CATEGORY
                        (Dollars in Thousands)


                                At December 31,
_______________________________________________________________________________

       2003            2002           2001            2000            1999
_______________  ______________  ______________  ______________  ______________
         % of            % of            % of            % of            % of
       Loans In        Loans In        Loans In        Loans In        Loans In
       Category        Category        Category        Category        Category
          to              to              to              to              to
         Total           Total           Total           Total           Total
Amount   Loans  Amount   Loans  Amount   Loans  Amount   Loans  Amount   Loans
______   _____  ______   _____  ______   _____  ______   _____  ______   _____

Commercial & financial
$  545   11.8%  $  565   15.0%  $1,088   14.9%  $   83   17.1%  $   93   18.6%
Real estate mortgages (1)
 3,545   81.1%   3,028   76.2%   2,763   76.0%     262   72.7%     280   71.3%
Installment & other loans
   758    7.1%     683    8.8%     714    9.1%      92   10.2%      29   10.1%
Unallocated
    25      -      475      -       77      -    3,369      -    2,877      -
______   _____  ______   _____  ______   _____  ______   _____  ______   _____

    Total allowance for loan loss
$4,873    100%  $4,751    100%  $4,642    100%  $3,806    100%  $3,279    100%
======   =====  ======   =====  ======   =====  ======   =====  ======   =====


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

Average total deposits increased $119 million, or 23%, to $630 million in 2003. The largest increase by category of average deposits was certificates of deposit, which grew $67 million, or 26%. Other significant increases were found in average demand deposits, which grew $15 million, or 15%, average money market, which grew $17 million, or 30% and average interest bearing checking which grew $14 million, or 21%. Deposit growth was internally generated during 2003 at the Company's fourteen branches in Miami-Dade and Broward counties. Deposits held by directors and executive officers totaled $4.8 million at December 31, 2003.



The following table presents the average balances and weighted average rates for the Company's categories of deposits for the years ended December 31, 2003, 2002 and 2001.

            AVERAGE DEPOSIT BALANCES & WEIGHTED AVERAGE RATES
                        (Dollars in Thousands)

                             Years Ended December 31,
   ___________________________________________________________________________

             2003                      2002                     2001
   _______________________   _______________________   _______________________

                    % of                      % of                      % of
   Average Average Total     Average Average Total     Average Average Total
   Balance   Rate Deposits   Balance   Rate Deposits   Balance   Rate Deposits
   _______   ____ ________   _______   ____ ________   _______   ____ ________

Demand
  $113,280      -   18.0%   $ 98,421      -   19.3%   $ 91,533      -   20.6%
Interest-bearing checking
    83,143  0.45%   13.2%     68,975  0.60%   13.5%     60,558   0.93%  13.6%
Money market
    75,011  1.11%   11.9%     57,806  1.84%   11.3%     46,221   3.02%  10.4%
Savings
    32,603  0.88%    5.2%     26,841  1.03%    5.2%     23,345   1.75%   5.2%
Time
   326,126  2.90%   51.7%    259,210  3.44%   50.7%    223,348   5.41%  50.2%
  ________  _____   _____   ________  _____   _____   ________   _____  _____

  Total
  $630,163  1.74%    100%   $511,253  2.09%    100%   $445,005   3.25%   100%
  ========  =====   =====   ========  =====   =====   ========   =====  =====


The following table presents the maturity of certificates of deposit over $100,000 as of December 31, 2003:

                              MATURITY SCHEDULE
                      CERTIFICATES OF DEPOSIT >$100,000
                            (Dollars in Thousands)


                                     Balance              Percent
                                     _______              _______

     Less than 3 months             $ 36,780                21.5%
     3 to 6 months                    20,790                12.1%
     6 to 12 months                   70,990                41.4%
     More than 12 months              42,734                25.0%
                                    ________              _______

          Total                     $171,294              100.00%
                                    ========              =======


Short Term Borrowings

The following table presents a summary of the Company's short term borrowings at December 31, 2003, 2002 and 2001:


                           SHORT-TERM BORROWINGS
                          (Dollars in Thousands)

                                                     Years Ended December 31,
                                                    ___________________________

                                                      2003      2002      2001
                                                      ____      ____      ____
     Securities sold under agreements
          to repurchase at year-end                 $60,210   $53,705   $53,436

     Weighted average rate of securities
          sold under agreements to repurchase
          at year-end                                 1.16%     1.49%     1.72%

     Average amount of securities sold under
          agreements to repurchase during the
          fiscal year                               $55,450   $55,644   $52,234

     Weighted average rate of securities sold
          under agreements to repurchase during
          the year                                    1.30%     1.77%     3.68%

     Maximum amount of securities sold under
          agreements to repurchase at any month-end
          during the fiscal year                    $62,092   $64,585   $62,534



Capital

Shareholders' equity increased $7.5 million in 2003 to $66.1 million. Shareholders' equity was increased by $10.3 million from net income and by $1.3 million from the issuance of common stock resulting from the exercise of options. Shareholders' equity was reduced by $3.9 million for dividends declared on common stock and $216,000, net of tax, from other comprehensive income relating to unrealized holding gains on available-for-sale securities. For the year ended December 31, 2003, the return on average equity was 16.62%, compared to 16.87% for the year ended December 31, 2002.

At year-end 2003 and 2002, there were 6,390,242 (including 554,775 shares of treasury stock) and 6,258,337 (including 554,775 shares of treasury stock) shares of common stock outstanding, respectively. Shares outstanding have been adjusted for all periods presented for two 5-for-4 stock splits which were effective on January 3, 2003 and January 2, 2004. There were 190 shareholders of record as of December 31, 2003, and the Company believes that it has approximately 600 additional beneficial shareholders.

During 2003, the Company declared cash dividends of $0.67 per common share, a 16% increase over 2002 cash dividends of $0.58 per common share. Cash dividends declared totaled $3.9 million and $3.3 million in 2003 and 2002, respectively. Dividends declared but not yet paid amounted to $1.23 million and $867,000 at December 31, 2003 and 2002, respectively.


The Company's common stock trades on the NASDAQ Stock Market under the symbol CLBK. High and low prices for the years ended December 31, 2003 and 2002, by quarter, are as follows:


                              COMMON STOCK PRICES

                                       2003                     2002
                                 _______________         _______________

                                  High      Low           High      Low
                                  ____      ___           ____      ___

      First quarter              $26.24   $22.02         $16.06   $15.21
      Second quarter              29.21    23.70          19.14    15.68
      Third quarter               26.98    23.18          18.72    16.38
      Fourth quarter              27.20    24.00          22.32    17.29



Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2003, the Company and the Bank were rated "well capitalized" by their regulatory agency. It is management's goal to maintain its "well capitalized" category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders' equity less goodwill plus the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale equity securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company's leverage ratio at December 31, 2003, was 7.78%, compared to 7.66% at year-end 2002, and compared to the regulatory guideline of 5% for "well capitalized" institutions.


The following table presents the regulatory capital levels and ratios of the Company at December 31, 2003, 2002 and 2001.

                            REGULATORY CAPITAL

                                                           December 31,
                                                  _____________________________

                                                      (Dollars in Thousands)
                                                     2003      2002      2001
                                                     ____      ____      ____
Tier I Capital:
  Stockholders' equity less intangible assets (1) $ 61,345  $ 53,636  $ 47,185

Tier II Capital:
  Allowance for loan loss                            4,873     4,751     4,642
  45% of unrealized gain on available for sale
    equity securities                                1,684     1,275     1,266
                                                  ________  ________  ________

    Total Capital                                 $ 67,902  $ 59,662  $ 53,093
                                                  ========  ========  ========

Risk-adjusted assets                              $489,462  $407,985  $392,185
                                                  ========  ========  ========

Risk-based capital ratios (2)
  Leverage Ratio                                     7.78%     7.66%     8.24%
  Tier 1 Capital                                    12.53%    13.15%    12.03%
  Total Capital                                     13.87%    14.62%    13.54%

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

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs. The Bank's principal sources of funds are deposits, repurchase agreements, payments on loans, paydowns, maturities and sales of investments and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $117 million, and Federal Funds purchased lines available at correspondent banks amounting to $23 million.


The Bank's primary use of funds is to originate loans and purchase investment securities. In 2003, 2002 and 2001, the net change in loans was an increase of $63 million, a decrease of $511,000 and an increase of $62 million, respectively, and the Bank purchased $312 million, $272 million and $45 million of investment securities. Funding came primarily from increases in deposits of $74 million, $119 million and $40 million in 2003, 2002 and 2001, respectively, and increases in securities sold under agreements to repurchase of $6.5 million in 2003, $269,000 in 2002 and $2.3 million in 2001, and in proceeds from maturities and sales of investment securities of $286 million, $140 million and $92 million in 2003, 2002 and 2001, respectively.


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

The Bank uses interest rate sensitivity, or GAP analysis to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. Other methods such as simulation analysis are utilized in evaluating the Bank's interest rate risk position. The table presented below shows the Bank's GAP analysis at December 31, 2003.


                    INTEREST RATE SENSITIVITY ANALYSIS
                          (Dollars in Thousands)


                                           Term to Repricing
                                ______________________________________________

                                                            Over 1 Year
                                 90 Days   91-181   182-365 & Non-rate
                                 or Less    Days      Days  Sensitive   Total
                                 _______    ____      ____  _________   _____
Interest-earning assets:
  Federal funds sold            $ 29,382  $      -  $      - $      - $ 29,382
  Investment securities           77,691     8,423    26,923  179,071  292,108
  Gross loans
    (excluding non-accrual)      129,893    29,676    21,264  232,913  413,746
                                ________  ________  ________ ________ ________

    Total interest-earning assets

                                $236,966  $ 38,099  $ 48,187 $411,984 $735,236
                                ========  ========  ======== ======== ========

Interest-bearing liabilities:
  Interest-bearing checking     $      -  $      -  $      - $ 87,918 $ 87,918
  Money market                         -    18,055    18,055   36,108   72,218
  Savings                              -         -         -   32,240   32,240
  Time                            83,301    50,847   115,794   94,578  344,520
  Borrowed funds                  64,535         -         -        -   64,535
                                ________  ________  ________ ________ ________
    Total interest-bearing
      liabilities               $147,836  $ 68,902  $133,849 $250,844 $601,431
                                ========  ========  ======== ======== ========

Interest sensitivity gap        $ 89,130 ($ 30,803)($ 85,662)$161,140 $133,805
                                ========  ========  ======== ======== ========

Cumulative gap                  $ 89,130  $ 58,327 ($ 27,335)$133,805
                                ========  ========  ======== ========

Cumulative ratio of interest-earnings
  assets to interest-bearing liabilities
                                    160%      127%       92%     122%

Cumulative gap as a percentage of total
     interest-earning assets       12.1%      7.9%     (3.7%)   18.2%


     Management's assumptions reflect the Bank's estimate of the anticipated repricing sensitivity of non-maturity deposit products. Money market accounts have been allocated 25% to the "91-181 days" category, 25% to the "182-365 days" category, and 50% to the "over 1 year" category. Interest checking and savings are allocated to the "over 1 year" category.


The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a "rate shock" analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future interest rate changes on net income. As of December 31, 2003, the Bank's simulation analysis projects a decrease to net interest income of 0.83%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would decrease by 0.77%. These projected levels are within the Company's policy limits.


Off Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk which are created in the normal course of business to meet the financing needs of its customers. Please refer to Note 15 in the Note to Consolidated Financial Statements for a discussion of these arrangements.


Critical Accounting Policies

The Company's financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, management must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied by the Company is that related to the valuation of the loan portfolio.

A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and placing loans on non-accrual status and the amount and amortization of loan fees and deferred origination cost.

The allowance for loan losses is management's most difficult and subjective judgment. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payment on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of the Bank's regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and direction, change in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to South Florida. Because the calculation of the allowance for loan losses relies on management's estimates and judgments relating to inherently uncertain events, accrual results may differ from management's estimates.

The allowance for loan losses is also discussed on page 10 of the Annual Report and in Note 3 to the consolidated financial statements. The Company's significant accounting policies are discussed in Note 1 to the consolidated financial statements.


Fourth Quarter Results

Net income for the fourth quarter, 2003 was $2.70 million, a 10% increase over fourth quarter 2002 net income of $2.46 million. Diluted earnings per share increased to $.44 per common share in the fourth quarter of 2003 as compared to $0.41 per common share in the fourth quarter of 2002. Fourth quarter 2003 earnings represent a 1.37% return on average assets and a 16.59% return on average equity. Tax-equivalent net interest income for the fourth quarter of 2003 was $7.86 million, an 18% increase over fourth quarter 2002 net interest income of $6.65 million. The fourth quarter 2003 tax-equivalent net interest yield was 4.22%, a 14 basis point increase from the fourth quarter 2002 yield of 4.08%.

The provision for loan losses was $225,000 for the fourth quarter of 2003, as compared to $0 for the same period in 2002. The allowance for loan losses, at $4.87 million, or 1.18% of total loans at December 31 2003, is at a level the Company has deemed to be sufficient to absorb losses in the portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.


Forward-Looking Statements

This Annual Report to Stockholders (in particular, the sections entitled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the discussion of business) may contain forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), representing the Company's expectations and beliefs concerning future events. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the Company's effective and timely initiation and development of new client relationships, the maintenance of existing client relationships and programs, the recruitment and retention of qualified personnel, possible or proposed products, branch offices, or strategic plans, the ability to increase sales of Company products and to increase deposits, the adequacy of cash flows from operations and available financing to fund capital needs and future growth, changes in management's estimate of the adequacy of the allowance for loan losses, changes in the overall mix of the Company's loan and deposit products, the impact of repricing and competitors' pricing initiatives on loan and deposit products as well as other changes in competition, the extent of defaults, the extent of losses given such defaults, the amount of lost interest income that may result in the event of a severe recession, the status of the national economy and the South Florida economy in particular, the impact that changing interest rates have on the Company's net interest margin, changes in governmental rules and regulations applicable to the Company and other risks in the Company's filings with the Securities and Exchange Commission. The Company cautions that its discussion of these matters is further qualified, as these risks and uncertainties are beyond the ability of the Company to control. In many cases, the Company cannot predict the risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.


Report of Independent Certified Public Accountants





To the Board of Directors and Stockholders of Commercial Bankshares, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Commercial Bankshares, Inc. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.






PricewaterhouseCoopers LLP
Miami, Florida
March 5, 2004


                         COMMERCIAL BANKSHARES, INC.
                               AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                          December 31, 2003 and 2002
                  (Dollars in Thousands, Except Share Data)

                                                              2003        2002
                                                              ____        ____
Assets:
    Cash and due from banks                                $ 30,569    $ 31,108
    Federal funds sold                                       29,382      29,425
                                                           ________    ________

       Total cash and cash equivalents                       59,951      60,533

    Investment securities available for sale, at fair value
       (cost of $103,206 in 2003 and $175,597 in 2002)      110,096     182,831
    Investment securities held to maturity, at cost
       (aggregate fair value of $179,559 in 2003 and
        $90,019 in 2002)                                    185,781      88,307
    Loans, net                                              408,100     345,766
    Premises and equipment, net                              12,420      12,591
    Accrued interest receivable                               5,959       4,328
    Goodwill, net                                               253         253
    Other assets                                              3,619       3,915
                                                           ________    ________

       Total assets                                        $786,179    $698,524
                                                           ========    ========

Liabilities and stockholders' equity:
    Deposits:
       Demand                                              $117,893    $ 99,018
       Interest-bearing checking                             87,918      81,978
       Money market                                          72,218      62,096
       Savings                                               32,240      28,633
       Time                                                 344,520     309,501
                                                           ________    ________

       Total deposits                                       654,789     581,226

    Securities sold under agreements to repurchase           60,210      53,705
    Accrued interest payable                                    618         624
    Accounts payable and accrued liabilities                  4,464       4,364
                                                           ________    ________

       Total liabilities                                    720,081     639,919
                                                           ________    ________

Commitments and contingencies (Notes 4,11 and 15)

Stockholders' equity:
    Common stock, $.08 par value, 15,000,000 authorized
      shares, 6,390,242 issued (6,258,337 in 2002)              511         401
    Additional paid-in capital                               45,818      44,653
    Retained earnings                                        22,037      15,603

    Accumulated other comprehensive income                    4,500       4,716
    Treasury stock, 554,775 shares, at cost                  (6,768)     (6,768)
                                                           ________    ________

      Total stockholders' equity                             66,098      58,605
                                                           ________    ________

      Total liabilities and stockholders' equity           $786,179    $698,524
                                                           ========    ========


               The accompanying notes are an integral part of
                  these consolidated financial statements.


                         COMMERCIAL BANKSHARES, INC.
                               AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF INCOME
            for the years ended December 31, 2003, 2002 and 2001
                  (Dollars in Thousands, Except Share Data)

                                                 2003        2002        2001
                                                 ____        ____        ____
Interest income:
    Interest and fees on loans                 $24,139     $25,109     $26,976
    Interest on investment securities
      Taxable                                   12,478       7,975       6,620
      Tax exempt                                 2,246       2,481       2,655
    Interest on federal funds sold                 495         688       1,011
                                               _______     _______     _______

      Total interest income                     39,358      36,253      37,262
                                               _______     _______     _______

Interest expense:
    Interest on deposits                        10,950      10,670      14,443
    Interest on securities sold under agreements
      to repurchase                                722         988       1,923
                                               _______     _______     _______

      Total interest expense                    11,672      11,658      16,366
                                               _______     _______     _______

      Net interest income                       27,686      24,595      20,896
Provision for loan losses                          360         170         875
                                               _______     _______     _______

      Net interest income after provision
        for loan losses                         27,326      24,425      20,021
                                               _______     _______     _______

Non-interest income:
    Service charges on deposit accounts          2,517       2,657       2,659
    Other fees and service charges                 580         565         596
    Security gains, net                            128          33         240
                                               _______     _______     _______

      Total non-interest income                  3,225       3,255       3,495
                                               _______     _______     _______

Non-interest expense:
    Salaries and employee benefits               9,807       9,137       8,353
    Occupancy                                    1,301       1,256       1,260
    Data processing                              1,110       1,116       1,019
    Furniture and equipment                        773         745         737
    Insurance                                      406         354         265
    Professional fees                              297         250         284
    Stationery and supplies                        239         255         268
    Administrative service charges                 237         238         230
    Telephone                                      189         239         231
    Amortization of goodwill                         -           -         163
    Other                                        1,089         960         857
                                               _______     _______     _______

      Total non-interest expense                15,448      14,550      13,667
                                               _______     _______     _______

      Income before income taxes                15,103      13,130       9,849
Provision for income taxes                       4,819       4,014       2,832
                                               _______     _______     _______

      Net income                               $10,284     $ 9,116     $ 7,017
                                               =======     =======     =======

Earnings per common and common equivalent share:
    Basic                                      $  1.78     $  1.60     $  1.25
    Diluted                                    $  1.69     $  1.53     $  1.21

Weighted average number of shares and common equivalent shares:
    Basic                                    5,777,999   5,682,428   5,636,651
    Diluted                                  6,099,428   5,946,067   5,779,922



                  The accompanying notes are an integral part of
                     these consolidated financial statements.


                         COMMERCIAL BANKSHARES, INC.
                               AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
             for the years ended December 31, 2003, 2002 and 2001
                                (In Thousands)

                                                 2003       2002      2001
                                                 ____       ____      ____

Net income                                     $10,284    $ 9,116    $7,017
                                               _______    _______    ______

Other comprehensive income (loss), net of tax:
  Unrealized holding gain(loss) arising
    during period                                 (135)     2,051     1,017
  Reclassification adjustments for gains
    realized in net income                         (81)       (21)     (165)
  Cumulative effect of a change in accounting
    principle for reclassification of
    securities upon adoption of FAS133               -          -       114
                                               _______    _______    ______

  Other comprehensive income(loss)                (216)     2,030       966
                                               _______    _______    ______

Comprehensive income                           $10,068    $11,146    $7,983
                                               =======    =======    ======







            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               for the years ended December 31, 2003, 2002 and 2001
                    (Dollars in Thousands, Except Share Data)

    Issued                               Accumulated
   Shares of       Additional               Other                    Total
    Common  Common  Paid-in   Retained  Comprehensive  Treasury  Stockholders'
    Stock   Stock   Capital   Earnings   Income(Loss)    Stock      Equity
    _____   _____   _______   ________   ____________    _____      ______

Balance at January 1, 2001
  3,946,303  $314   $43,866    $ 5,727      $1,720     ($6,572)    $45,055
Exercise of stock options
     16,137     2       175          -           -           -         177
Purchase of treasury stock
          -     -         -          -           -        (132)       (132)
Unrealized holding gain
          -     -         -          -         966           -         966
Dividends - common stock $0.53 per share
          -     -         -     (2,958)          -           -      (2,958)
Net income
          -     -         -      7,017           -           -       7,017
  _________  ____   _______    _______      ______      ______     _______

Balance at December 31, 2001
  3,962,440   316    44,041      9,786       2,686      (6,704)     50,125
Exercise of stock options
     42,995     3       697          -           -           -         700
Purchase of treasury stock
          -     -         -          -           -         (64)        (64)
Unrealized holding gain
          -     -         -          -       2,030           -       2,030
Dividends-common stock $0.58 per share
          -     -         -     (3,299)          -           -      (3,299)
Five-for-four stock split
  1,001,235    82       (85)         -           -           -          (3)
Net income
          -     -         -      9,116           -           -       9,116
  _________  ____   _______    _______      ______      ______     _______

Balance at December 31, 2002
  5,006,670   401    44,653     15,603       4,716      (6,768)     58,605
Exercise of stock options
    105,575     8     1,271          -           -           -       1,279
Unrealized holding gain
          -     -         -          -        (216)          -        (216)
Dividends-common stock $0.67 per share
          -     -         -     (3,850)          -           -      (3,850)
Five-for-four stock split
  1,277,997   102      (106)         -           -           -          (4)
Net income
          -     -         -     10,284           -           -      10,284
  _________  ____   _______    _______      ______      ______     _______

Balance at December 31, 2003
  6,390,242  $511   $45,818    $22,037      $4,500     ($6,768)    $66,098
  =========  ====   =======    =======      ======      ======     =======



                The accompanying notes are an integral part of
                   these consolidated financial statements.


                         COMMERCIAL BANKSHARES, INC.
                               AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended December 31, 2003, 2002 and 2001
                               (In Thousands)


                                                    2003       2002       2001
                                                    ____       ____       ____
Cash flows from operating activities:
  Net income                                      $10,284    $ 9,116    $ 7,017
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Provision for loan losses                           360        170        875
  Depreciation, amortization, and accretion, net    1,066        520        911
  Gain on disposal of premises and equipment, net      (1)        (1)         -
  Gain on sale of investment securities, net         (128)       (33)      (240)
  Change in accrued interest receivable            (1,631)    (1,538)     1,211
  Change in other assets                              296       (837)       758
  Change in accounts payable and accrued liabilities  141        920       (910)
  Change in accrued interest payable                   (6)        (9)      (237)
                                                 ________    _______    _______

     Net cash provided by operating activities     10,381      8,308      9,385
                                                 ________    _______    _______

Cash flows from investing activities:
  Proceeds from maturities of investment securities
    held to maturity                              103,359     40,617      7,285
  Proceeds from maturities of investment securities
    available for sale                            156,125     92,176     84,169
  Proceeds from sales of investment securities
    available for sale                             26,659      7,196        242
  Purchases of investment securities
    held to maturity                             (156,007)  (105,509)         -
  Purchases of investment securities
    available for sale                           (155,528)  (166,490)   (45,119)
  Net change in loans                             (62,694)       315    (61,485)
  Purchases of premises and equipment                (458)      (628)      (270)
  Proceeds from disposal of premises and equipment      1          1          -
                                                 ________    _______    _______

    Net cash used in investing activities         (88,543)  (132,322)   (15,178)
                                                 ________    _______    _______

Cash flows from financing activities:
  Net change in demand, savings, interest-bearing checking,
    money market and time deposit accounts         73,563    118,720     39,583
  Net change in securities sold under
    agreements to repurchase                        6,505        269      2,270
  Dividends paid                                   (3,495)    (3,190)    (2,920)
  Proceeds from exercise of stock options           1,007        612        177
  Purchase of treasury stock                            -        (64)      (132)
                                                 ________    _______    _______

    Net cash provided by financing activities      77,580    116,347     38,978
                                                 ________    _______    _______

(Decrease) increase in cash and cash  equivalents    (582)    (7,667)    33,185
Cash and cash equivalents at beginning of year     60,533     68,200     35,015
                                                 ________    _______    _______

Cash and cash equivalents at end of year         $ 59,951    $60,533    $68,200
                                                 ========    =======    =======

Supplemental disclosures:
 Interest paid (net of amounts credited to
   deposit accounts)                             $  2,142    $ 1,331    $ 2,945
                                                 ========    =======    =======

 Income taxes paid                               $  4,451    $ 4,128    $ 2,960
                                                 ========    =======    =======




                The accompanying notes are an integral part of
                   these consolidated financial statements.


                 COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

Commercial Bankshares, Inc. (the "Company"), a bank holding company, was incorporated on April 26, 1988, to acquire its wholly owned banking subsidiary, Commercial Bank of Florida (the "Bank"). The Bank, a Florida chartered banking corporation, engages in commercial banking and related businesses from its fourteen facilities located in Miami-Dade County and Broward County, Florida.

The accounting policies and reporting practices of the Company and its subsidiary conform to predominant practices in the banking industry and are based on accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, among others, the allowance for loan losses and investment securities. Actual results could differ from those estimates. The following is a description of the significant accounting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all intercompany accounts and transactions.

Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of those reserve balances at December 31, 2003 and 2002, were approximately $14.1 million and $10.3 million, respectively.

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

Loans

Loans are reported at their principal outstanding balance net of the allowance for loan losses and deferred loan fees. Interest income is recognized when income is earned, using the effective interest method. Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments to interest income.

Allowance for Loan Losses

The adequacy of the allowance for loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable loan losses. Management's evaluation of the adequacy of the allowance is based on a review of the risks inherent in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. The level and trend of interest rates and the condition of the national and local economies are also considered.

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

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of principal and interest are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

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

Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure, or otherwise acquired from the debtor in lieu of repayment of the debt. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value less estimated costs to sell. Upon transfer of a loan to foreclosed status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the allowance for loan losses. Revenues, expenses, and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2003 and 2002, there were no other real estate owned.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

Interest Rate Risk

The Company's profitability is dependent to a large extent on its net interest income, which is the difference between income on interest-earning assets and expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive, or a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive, or a negative gap.
An asset-sensitive position will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates.


Comprehensive Income (Loss)

The income tax effects related to the components of other comprehensive income are as follows (in thousands):

                2003                     2002                     2001
        ____________________    ____________________     ____________________
                 Tax                     Tax                      Tax
              (Expense)               (Expense)                (Expense)
        Gross  Benefit   Net    Gross  Benefit   Net     Gross  Benefit   Net
        _____  _______   ___    _____  _______   ___     _____  _______   ___

Unrealized holding gain (loss) arising during period
        ($214)   $ 79  ($135)  $3,256  ($1,205)$2,051   $1,614   ($597) $1,017
Reclassification adjustments for (gains) losses
  realized in net income
         (128)     47    (81)     (33)      12    (21)    (240)     75    (165)
Cumulative effect of a change in accounting principle for
  reclassification of securities upon adoption of FAS133
            -       -      -        -        -      -      181     (67)    114
        _____  ______   ____   ______   ______ ______   ______    ____  ______

Other comprehensive income (loss)
        ($342)   $126  ($216)  $3,223  ($1,193)$2,030   $1,555   ($589) $  966
        =====  ======   ====   ======   ====== ======   ======    ====  ======

Per Share Data

Earnings per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options. Per share data and weighted average shares outstanding have been adjusted in all periods presented for the stock split which was effective on January 2, 2004.

New Accounting Pronouncements

In May 2003, Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This statement is effective for financial instruments entered into or modified after May 31, 2003. The provisions of this statement did not have a material effect on the financial statements of the Company.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The provisions of this statement amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of this statement did not have a material effect on the financial statements of the Company.

In December of 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure an amendment of FASB Statement
No. 123". Under SFAS No. 148, alternative methods of transition are provided for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of FASB No. 123, "Accounting for Stock Based Compensation" to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As permitted by SFAS No. 123, the Bank continues to follow the intrinsic value method of accounting for stock-based compensation under the provision of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Accordingly, the alternative methods of transition for the fair value based method of accounting for stock-based employee compensation provided by SFAS No. 148 do not apply to the Bank. The Bank is required under the provisions of SFAS
No. 148 amending SFAS No. 123 and APB No. 28, "Interim Financial Reporting", to provide additional disclosure in both annual and interim financial statements. The new disclosure requirements are included in Note 12.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS 147 addresses the treatment of goodwill related to branch acquisitions. It requires that goodwill meeting certain criteria be accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets." The Company adopted SFAS No. 142 in January 2002 and adopted SFAS No. 147 in the fourth quarter of 2002. The implementation of this statement did not have a material effect on the Company's financial position, results of operations or cash flows.


In May of 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002". Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. This was an exception to Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"), which defines extraordinary items as events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. SFAS No. 145 eliminates Statement No. 4 and, thus, the exception to applying APB No. 30 to all gains and losses related to extinguishments of debt (other than extinguishment of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB No. 30. Applying APB No. 30 distinguishes transactions that are part of an entity's recurring operations from those that are unusual or infrequent in nature or that meet the criteria for classification as an extraordinary item. The provisions of SFAS No. 145 related to the rescission of Statement No. 4 must be applied for fiscal years beginning after May 15, 2002.

On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of APB 51" ("FIN 46"). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. During December 2003, the FASB issued FIN 46R, which deferred certain portions of FIN 46 for variable interest entities created prior to February 1, 2003 until the first reporting period ended after March 15, 2004. The provisions of this interpretation are not expected to have a material effect on the financial statements of the Company.

In November of 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee.
This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Although applicable to the Bank, FIN 45 has not had a significant impact on its consolidated financial condition or results of operations.


Reclassification

Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform to the 2003 presentation.



2. Investment Securities

The amortized cost and fair values of investment securities are summarized as follows (in thousands):

                                               December 31, 2003
                                _______________________________________________

                                              Gross        Gross
                                Amortized   Unrealized   Unrealized     Fair
                                  Cost        Gains        Losses       Value
                                _________   __________   __________   _________
 Available for Sale Securities:
 U.S. Government Agencies        $ 55,140      $1,167      $  (318)    $ 55,989
 Municipals                        46,121       2,300           (1)      48,420
 Corporate Stock                    1,945       3,742            -        5,687
                                 ________      ______      _______     ________

                                 $103,206      $7,209      $  (319)    $110,096
                                 ========      ======      =======     ========

 Held to Maturity Securities:
 U.S. Government Agencies        $181,702      $  202      $(6,549)    $175,355
 Municipals                         4,079         125            -        4,204
                                 ________      ______      _______     ________

                                 $185,781      $  327      $(6,549)    $179,559
                                 ========      ======      =======     ========


                                               December 31, 2002
                                _______________________________________________

                                              Gross        Gross
                                Amortized   Unrealized   Unrealized     Fair
                                  Cost        Gains        Losses       Value
                                _________   __________   __________   _________
 Available for Sale Securities:
 U.S. Treasury                   $ 39,952      $    1      $    (3)    $ 39,950
 U.S. Government Agencies          96,084       2,931            -       99,015
 Municipals                        37,496       1 471            -       38,967
 Corporate Stock                    2,065       2,834            -        4,899
                                 ________      ______      _______     ________

                                 $175,597      $7,237      $    (3)    $182,831
                                 ========      ======      =======     ========

 Held to Maturity Securities:
 U.S. Government Agencies        $ 80,388      $1,453      $    (3)    $ 81,838
 Municipals                         7,919         262            -        8,181
                                 ________      ______      _______     ________

                                 $ 88,307      $1,715      $    (3)    $ 90,019
                                 ========      ======      =======     ========


The amortized cost and fair value of investment securities excluding corporate stock at December 31, 2003, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                        Available for Sale   Held to Maturity
                                        __________________  __________________
                                        Amortized  Fair     Amortized   Fair
                                           Cost    Value       Cost     Value
                                        _________ _______   _________ ________

Due in one year or less                  $   482  $   487   $  1,794  $  1,819
Due after one year through five years      4,103    4,339      2,081     2,166
Due after five years through ten years    23,578   24,650      1,190     1,269
Due after ten years                       73,098   74,933    180,716   174,305


Gross gains of $246,392, $54,834 and $240,000, respectively, and gross losses of $118,665, $21,463 and $0, respectively, during 2003, 2002 and 2001, were realized on the sale of investment securities. At December 31, 2003 and 2002, investment securities with an amortized cost of approximately $86 million and $88 million, respectively, were pledged as collateral for securities sold under agreements to repurchase, time deposits of governmental entities, treasury tax and loan deposits and other borrowed funds.

The following table classifies those securities in an unrealized loss position at December 31, 2003 based upon length of time in a continuous loss position; less than 12 months, or 12 months or more. The table shows the current fair value of the securities and the amount of unrealized loss for each category of investment (in thousands).


                              Less than         12 Months
                              12 Months          or more           Total
                         __________________ ________________ __________________

                            Fair Unrealized  Fair Unrealized   Fair  Unrealized
                           Value    Loss    Value    Loss     Value     Loss
                           _____    ____    _____    ____     _____     ____

U.S. Government Agencies $158,330  $6,867   $   0    $  0   $158,330  $6,867
Municipals                    595       1       0       0        595       1
                         ________  ______   _____    ____   ________  ______

Total                    $158,925  $6,868   $   0    $  0   $158,925  $6,868
                         ========  ======   =====    ====   ========  ======

There were 22 securities in an unrealized loss position at December 31, 2003. All securities are U.S. government agency bonds or municipal bonds. The unrealized losses are the result of interest rate movements.


3. Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):

                                                      December 31,
                                                 ______________________

                                                    2003         2002
                                                    ____         ____

    Commercial and financial                     $ 48,748     $ 52,519
    Real estate and mortgage                      335,523      267,560
    Installment and other                          29,475       31,018
                                                 ________     ________

                                                  413,746      351,097
    Less: Allowance for loan losses                (4,873)      (4,751)
          Deferred loan fees                         (773)        (580)
                                                 ________     ________

          Total loans, net                       $408,100     $345,766
                                                 ========     ========

Loans on which the accrual of interest has been discontinued amounted to $0 and $0 at December 31, 2003 and 2002, respectively. If non-accrual loans were on full accrual, additional interest income of $0, $0 and $57,000 would have been recorded during 2003, 2002 and 2001, respectively.

The total amount of loans to directors and executive officers amounted to $5.4 million and $6.5 million at December 31, 2003 and 2002, respectively. Transactions for loans to directors and executive officers for the years ended December 31, 2003 and 2002 were as follows (in thousands):

                                                      2003       2002
                                                      ____       ____

       Balance, beginning of period                  $6,529     $6,636
       Loans and advances                             1,093        350
       Payments                                      (2,235)      (457)
                                                     ______     ______

       Balance, end of period                        $5,387     $6,529
                                                     ======     ======

Transactions in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 were as follows (in thousands):

                                                      2003     2002     2001
                                                      ____     ____     ____

       Balance, beginning of year                    $4,751   $4,642   $3,806
       Provision charged to operations                  360      170      875
       Loans charged off                               (246)     (67)     (82)
       Recoveries                                         8        6       43
                                                     ______   ______   ______

       Balance, end of year                          $4,873   $4,751   $4,642
                                                     ======   ======   ======


4. Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):

                                                December 31,
                                             _________________
                                                                   Estimated
                                               2003      2002     Useful Life
                                               ____      ____

Land                                         $ 5,381   $ 5,381         -
Buildings                                      6,646     6,646     40 years
Leasehold and other property improvements      2,356     2,241  3 to 10 years
Furniture and equipment                        4,920     4,825   3 to 7 years
Other                                            107       110      3 years
                                             _______   _______

                                              19,410    19,203
Less: accumulated depreciation
      and amortization                        (6,990)   (6,612)
                                             _______   _______

                                             $12,420   $12,591
                                             =======   =======


The Bank leases office and parking spaces for various banking facilities. The leases have initial terms expiring in 2007 through 2012 and are renewable by the Bank for up to 5 years. Under these leases, rents will increase annually, either at fixed rates or at rates based on various escalation clauses. On certain leases, in addition to the base rate payment, the Bank pays a monthly allocation of the building's operating expenses. Rental expense was approximately $519,500, $461,000 and $443,000 in 2003, 2002 and 2001,
respectively. As of December 31, 2003, future minimum rental commitments for all noncancelable operating leases with initial or remaining terms in excess of one year were as follows (in thousands):


          Year Ending December 31,
               2004                     $  416
               2005                        405
               2006                        413
               2007                        284
               2008                        250
               Thereafter                  805
                                        ______

                                        $2,573
                                        ======

5. Securities Sold Under Agreements To Repurchase

Interest expense on securities sold under agreements to repurchase aggregated $722,000, $988,000 and $1.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The following sets forth information concerning securities sold under agreements to repurchase for the periods indicated:

                                                As of and For The Years Ended
                                                         December 31,
                                                ______________________________

                                                   2003      2002     2001
                                                   ____      ____     ____

                                                   (Dollars in Thousands)
Maximum amount of outstanding agreements
   at any month-end during the year              $62,092   $64,585  $62,534
Average amount outstanding during the year        55,450    55,644   52,234
Weighted average interest rate for the year        1.30%     1.77%    3.68%

The entire $60.2 million portfolio of securities sold under agreements to repurchase outstanding at December 31, 2003 matures in January, 2004.


6. Interest Expense

Interest expense on interest-bearing checking, money market, savings and time deposits was as follows for the years ended December 31, 2003, 2002 and 2001 (in thousands):

                                              2003         2002         2001
                                              ____         ____         ____

     Interest-bearing checking              $   372      $   417      $   564
     Money market                               829        1,065        1,396
     Savings                                    286          277          408
     Time                                     9,463        8,911       12,075
                                            _______      _______      _______

                                            $10,950      $10,670      $14,443
                                            =======      =======      =======

Certificates of deposit in denominations of $100,000 or more were approximately $171 million and $150 million at December 31, 2003 and 2002, respectively. Interest expense related to these certificates of deposit was approximately $4.4 million, $3.9 million and $5.1 million in 2003, 2002 and 2001, respectively.


7. Other Non-Interest Expense

Some of the more significant expenses included in other expenses in the consolidated statements of income for the years ended December 31, 2003, 2002 and 2001, were as follows (in thousands):

                                                   2003        2002       2001
                                                   ____        ____       ____

   Security                                      $  175        $153       $159
   State fees and assessments                       128         106         98
   Armored carrier and courier                      123         115        113
   FDIC insurance                                    92          79         78
   Dues and subscriptions                            81          56         58
   Advertising                                       70          46         20
   Donations                                         59         115         51
   Postage                                           51          58         59
   Other                                            310         232        221
                                                 ______        ____       ____

                                                 $1,089        $960       $857
                                                 ======        ====       ====



8. Income Taxes

The components of the net deferred tax asset as of December 31, 2003 and 2002, were as follows (in thousands):

                                                             2003       2002
                                                             ____       ____
   Deferred tax assets:
        Allowance for loan losses                           $1,753     $1,613
        Goodwill amortization                                  989      1,139
        Investment in securities                               164        161
        Depreciation of fixed assets                           105        226
        Other                                                   10         13
                                                            ______     ______

        Total deferred tax asset (included in other assets)  3,021      3,152
                                                            ______     ______


   Deferred tax liabilities:
        Unrealized gain on investment securities             2,391      2,518
                                                            ______     ______
        Total deferred tax liability (included in
          other liabilities)                                 2,391      2,518
                                                            ______     ______

        Net deferred tax asset                              $  630     $  634
                                                            ======     ======


The components of the provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001 were as follows (in thousands):


                                                 2003      2002      2001
                                                 ____      ____      ____

        Current-federal                         $3,871    $3,111    $2,861
        Current-state                              817       719       307
        Deferred-federal                           118       165      (304)
        Deferred-state                              13        19       (32)
                                                ______    ______    ______

                                                $4,819    $4,014    $2,832
                                                ======    ======    ======


The following table reconciles taxes at the federal statutory rate with the effective rate for 2003, 2002 and 2001:

                                                     2003      2002      2001
                                                     ____      ____      ____

            Federal statutory rate                    34%       34%       34%
            State taxes                                4%        3%        4%
            Tax-exempt investment income              (5%)      (6%)      (8%)
            Goodwill amortization                      -         -         1%
            Other, net                                (1%)       -        (1%)
                                                     ____      ____      ____
            Effective tax rate                        32%       31%       30%
                                                     ====      ====      ====


9. Earnings Per Share

The following table reconciles the weighted average shares (denominator) used to calculate basic and diluted earnings per share (in thousands, except per share amounts). Weighted average shares have been adjusted for two five-for-four stock splits effective on January 2, 2004 and January 3, 2003.


                                        For the Year Ended December 31, 2003
                                       ______________________________________

                                         Income         Shares      Per Share
                                       (Numerator)   (Denominator)   Amount
                                        _________     ___________    ______

       Basic EPS                         $10,284         5,778        $1.78
       Effect of Dilutive Options              -           321        (0.09)
                                         _______         _____        _____

       Diluted EPS                       $10,284         6,099        $1.69
                                         =======         =====        =====



                                        For the Year Ended December 31, 2002
                                       ______________________________________

                                         Income         Shares      Per Share
                                       (Numerator)   (Denominator)   Amount
                                        _________     ___________    ______

       Basic EPS                          $9,116         5,682        $1.60
       Effect of Dilutive Options              -           264        (0.07)
                                          ______         _____        _____

       Diluted EPS                        $9,116         5,946        $1.53
                                          ======         =====        =====



                                        For the Year Ended December 31, 2001
                                       ______________________________________

                                         Income         Shares      Per Share
                                       (Numerator)   (Denominator)   Amount
                                        _________     ___________    ______

       Basic EPS                          $7,017         5,637        $1.25
       Effect of Dilutive Options              -           143        (0.04)
                                          ______         _____        _____

       Diluted EPS                        $7,017         5,780        $1.21
                                          ======         =====        =====



10. Employee Benefit Plan

The Bank has a qualified contributory profit sharing plan covering substantially all eligible employees. The Bank's contributions to the plan were approximately $188,000, $167,000 and $154,000 in 2003, 2002 and 2001,
respectively.



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


12. Stock Transactions

On November 18, 2002 and November 13, 2003, the Company's Board of Directors authorized five-for-four stock splits, to be effective on January 3, 2003 and January 2, 2004. Earnings per share amounts have been restated to retroactively reflect these transactions.

In March 1994, the Board of Directors adopted two stock option plans: the 1994 Outside Director Stock Option Plan and the 1994 Performance Stock Option Plan, which were approved by the shareholders in April 1994. Under the terms of the plans, the option price is not less than the fair market value of the common stock on the date of the grant. On April 15, 1999, the shareholders approved amendments to both plans, which increased the number of shares reserved for the grant of options by 234,375 for each plan. The maximum number of shares that may be issued under the Outside Director Stock Option Plan and Performance Stock Option Plan are 436,018 and 815,863, respectively. Options granted under the Outside Director Stock Option Plan are immediately exercisable and are for a term of ten years. At December 31, 2003 and 2002, there were 47,850 and 54,571 shares available, respectively, for future option grants under the Outside Director Stock Option Plan. The Outside Director Stock Option Plan expires on March 11, 2004. Options granted under the Performance Stock Option Plan are not exercisable for a period of one year from the date of grant and are for a term of ten years. At December 31, 2003 and 2002, there were 256,032 and 207,089 shares available, respectively, for future option grants under this plan. The Performance Stock Option Plan expires on March 31, 2004. The current status of options outstanding and the activity for 2003, 2002 and 2001 are presented below:


                           Outside Director               Performance
                           Stock Option Plan           Stock Option Plan
                      ___________________________ ___________________________

                      Number of  Weighted Average Number of  Weighted Average
                       Options    Exercise Price   Options    Exercise Price
                      _________  ________________ _________  ________________

Options outstanding, December 31, 2000
                       250,797       $10.06        332,750        $ 9.42
Granted                 46,878        13.34         60,157         13.34
Exercised                    -            -        (16,137)         6.98
                       _______       ______        _______        ______

Options outstanding, December 31, 2001
                       297,675        10.55        376,770         10.15
Granted                 46,878        18.24         52,343         18.24
Exercised              (17,963)        9.90        (25,032)         8.65
                       _______       ______        _______        ______

Options outstanding, December 31, 2002
                       326,590        11.69        404,081         11.29
Granted                 35,000        26.66         48,125         26.62
Exercised              (32,004)        7.53        (73,571)         7.72
                       _______       ______        _______        ______

Options outstanding, December 31, 2003
                       329,586       $13.78        378,635        $14.11
                       =======       ======        =======        ======
Options exercisable, December 31, 2003
                       329,586       $13.78        330,510        $12.29
                       =======       ======        =======        ======


Summarized below is information about stock options outstanding and exercisable at December 31, 2003:

                                Outside Director Stock Option Plan
                      ___________________________________________________

                                Outstanding               Exercisable
                      ______________________________  ___________________

     Exercise Price   Number of   Average   Average   Number of   Average
         Range         Shares     Life(1)   Price(2)   Shares     Price(2)
     ______________   _________ ___________ _______   _________   _______

     $ 5.56- 8.00       60,792      1.9     $ 6.68      60,792     $ 6.68
     $ 8.01-11.50       68,009      5.2      10.37      68,009      10.37
     $11.51-16.50      118,907      5.2      13.58     118,907      13.58
     $16.51-23.00       46,878      8.5      18.24      46,878      18.24
     $23.01-26.66       35,000      9.5      26.66      35,000      26.66
                       _______                         _______

                       329,586                         329,586
                       =======                         =======

                                Performance Stock Option Plan
                      ___________________________________________________

                                Outstanding               Exercisable
                      ______________________________  ___________________

     Exercise Price   Number of   Average   Average   Number of   Average
         Range         Shares     Life(1)   Price(2)   Shares     Price(2)
     ______________   _________ ___________ _______   _________   _______

     $ 5.56- 8.00       64,853      1.7     $ 6.95      64,853     $ 6.95
     $ 8.01-11.50       74,829      5.1      10.27      74,829      10.27
     $11.51-16.50      138,485      5.2      13.63     138,485      13.63
     $16.51-23.00       52,343      8.5      18.24      52,343      18.24
     $23.01-26.66       48,125      9.5      26.66           -          -
                       _______                         _______

                       378,635                         330,510
                       =======                         =======

(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.


Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," became effective for the year ended December 31, 1996. This pronouncement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on the new fair value accounting rules. The Company has determined not to recognize such compensation expense.

The compensation expense, net of income tax effect, if recognized, would have resulted in a decrease in the pro forma amounts indicated below, for the years ended December 31, 2003, 2002 and 2001:

                                                2003       2002        2001
                                                ____       ____        ____

                                                      (In Thousands,
                                                Except Per Share Amounts)
  Net earnings - as reported                  $10,284    $ 9,116    $  7,017
  Net earnings - pro forma                      9,977      8,890       6,838
  Earnings per share (diluted) - as reported     1.69       1.53        1.21
  Earnings per share (diluted) - pro forma       1.64       1.50        1.18


The weighted average fair value of options granted during 2003, 2002 and 2001, were $5.87, $4.52 and $4.16, respectively. The weighted average fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: dividend yield of 2.48%, 2.62% and 3.42%; expected volatility of 23.5%, 21.6% and 23.3%; risk-free interest rate of 2.20%, 2.45% and 3.30%; and expected life of 9.5 years for each of the three years.


13.   Commercial Bankshares, Inc. (Parent Company Only) Financial Information


                           Condensed Balance Sheets
                                (In Thousands)

                                                          December 31,
                                                     ____________________

                                                       2003         2002
                                                       ____         ____
     Assets:
       Cash and cash equivalents                     $ 4,406      $ 2,616
       Investment in banking subsidiary               58,704       53,511
       Other investments                               3,769        2,861
       Goodwill, net                                     253          253
       Other assets                                    1,324        1,039
                                                     _______      _______

         Total assets                                $68,456      $60,280
                                                     =======      =======

     Liabilities and stockholders' equity:
       Other liabilities                             $ 2,358      $ 1,675
       Stockholders' equity                           66,098       58,605
                                                     _______      _______

         Total liabilities and stockholders' equity  $68,456      $60,280
                                                     =======      =======




                     Condensed Statements of Income
                             (In Thousands)

                                                    Years ended December 31,
                                               _______________________________

                                                  2003       2002       2001
                                                  ____       ____       ____
     Income:
       Interest on investments                  $   144     $  118     $  112
       Security gains                                 -          -        240
       Other                                          -        100        200
                                                _______     ______     ______

         Total income                               144        218        552

     Expenses:
       Amortization of goodwill                       -          -        163
       Other                                        176         77         64
                                                _______     ______     ______

         Total expenses                             176         77        227

         Income (loss) before income taxes
           and equity in undistributed earnings
           of subsidiary                            (32)       141        325
     Provision(benefit) for income taxes            (34)        21        173
                                                _______     ______     ______

         Income before equity in undistributed
           earnings of subsidiary                     2        120        152
     Equity in undistributed earnings
       of subsidiary                             10,282      8,996      6,865
                                                _______     ______     ______

         Net income                             $10,284     $9,116     $7,017
                                                =======     ======     ======


                      Condensed Statements of Cash Flows
                                (In Thousands)

                                                    Years ended December 31,
                                                   __________________________

                                                     2003     2002     2001
                                                     ____     ____     ____
Cash flows from operating activities:
   Net income                                      $10,284   $9,116   $7,017
   Adjustments to reconcile net income to net
     cash provided by (used in) operating activities:
   Equity in undistributed earnings of subsidiary  (10,282)  (8,996)  (6,865)
   Depreciation and amortization                         -        -      163
   Gain on sale of investment securities                 -        -     (240)
   Change in other assets                               15     (123)    (201)
   Change in other liabilities                         261      (82)      39
                                                   _______   ______   ______
     Net cash provided by (used in)
       operating activities                            278      (85)     (87)
                                                   _______   ______   ______

Cash flows from investing activities:
   Proceeds from sales of investment
     securities available for sale                       -        -      243
                                                   _______   ______   ______

     Net cash provided by investing activities           -        -      243
                                                   _______   ______   ______

Cash flows from financing activities:
  Proceeds from exercise of stock options            1,007      612      176
  Purchase of treasury stock                             -      (64)    (132)
  Dividends received from subsidiary                 4,000    2,776    4,050
  Management fee received from subsidiary                -      100      250
  Dividends paid                                    (3,495)  (3,190)  (2,920)
                                                   _______   ______   ______

    Net cash provided by financing activities        1,512      234    1,424
                                                   _______   ______   ______

Increase in cash and cash equivalents                1,790      149    1,580
Cash and cash equivalents at beginning of year       2,616    2,467      887
                                                   _______   ______   ______

Cash and cash equivalents at end of year           $ 4,406   $2,616   $2,467
                                                   =======   ======   ======


14. Regulatory Matters

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.


The Bank's actual capital amounts (dollars in thousands) and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.


                                                                   To Be Well
                                                                   Capitalized
                                                                  Under Prompt
                                                  For Capital      Corrective
                                                   Adequacy          Action
                               Actual              Purposes        Provisions
                           _______________    _________________ _______________

                            Amount  Ratio      Amount    Ratio   Amount   Ratio
                            ______  _____      ______    _____   ______   _____
As of December 31, 2003:
  Total capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                           $67,902  13.87%  > $39,157  > 8.00%      n/a     n/a
    Commercial Bank of Florida
                            61,594  13.62%  >  36,171  > 8.00%  $45,214  10.00%

  Tier I capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                            61,345  12.53%  >  19,578  > 4.00%      n/a     n/a
    Commercial Bank of Florida
                            56,721  12.55%  >  18,085  > 4.00%   27,128   6.00%

  Tier I capital (to total assets):
    Commercial Bankshares, Inc.
                            61,345   7.78%  >  23,652  > 3.00%      n/a     n/a
  Tier I capital (to average assets):
    Commercial Bank of Florida
                            56,721   7.32%  >  23,253  > 3.00%   38,755   5.00%


As of December 31, 2002:
  Total capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                           $59,662  14.62%  > $32,639  > 8.00%      n/a     n/a
    Commercial Bank of Florida
                            55,490  13.48%  >  32,928  > 8.00%  $41,160  10.00%

  Tier I capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                            53,636  13.15%  >  16,319  > 4.00%      n/a     n/a
    Commercial Bank of Florida
                            50,739  12.33%  >  16,464  > 4.00%   24,696   6.00%

  Tier I capital (to total assets):
    Commercial Bankshares, Inc.
                            53,636   7.66%  >  21,015  > 3.00%      n/a     n/a
	Tier I capital (to average assets):
    Commercial Bank of Florida
                            50,739   7.48%  >  20,340  > 3.00%   33,900   5.00%



Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. At January 1, 2004, the Bank could have paid dividends to the Company aggregating $26.1 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the Bank.

Cash dividends declared by the Company totaled $3.9 million and $3.3 million in 2003 and 2002, respectively. Dividends declared but not yet paid amounted to $1.2 million and $867,000 at December 31, 2003 and 2002, respectively.



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

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at December 31, 2003 and 2002 were $40 million and $32 million, respectively. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.


The Bank is a party to financial instruments with off-balance sheet credit risk which arise in the normal course of business and which involve elements of credit and liquidity risk. Among such financial instruments are commercial letters of credit and standby letters of credit. A summary of the Bank's outstandings at December 31, 2003 is as follows:

     Commercial letters of credit       $  169,000
     Standby letters of credit          $4,399,000

Commercial letters of credit and standby letters of credit include exposure to some credit loss in the event of nonperformance by the customer. The Bank's credit policies and procedures to approve letters of credit are the same as those for extensions of credit that are recorded on the balance sheet. While a significant portion of outstanding commercial letters of credit is utilized, the major portion of such utilizations is on an immediate payment basis. The remainder is secured by collateral or the goods acquired by the customer with the letter of credit. There are no loan commitments to extend credit.

Standby letters of credit represent irrevocable guarantees by the Bank for the performance of specified financial obligations and arise in the normal course of business. These financial instruments have fixed maturity dates, and, since many of them expire without being drawn, they do not generally present a significant liquidity risk to the Bank. As of December 31, 2003, the Bank's standby letters of credit have an aggregate carrying value of $4.4 million, range in term from ten days to 344 days, and are generally secured by collateral or the goods acquired by the customer for which the standby letter of credit was issued.

Concentrations of Credit Risk

The Bank primarily grants loans for which South Florida real estate is the collateral. The borrowers' ability to honor their contracts is substantially dependent upon the general economic conditions of the region. As of December 31, 2003, the Bank's ten largest loan relationships had an aggregate balance of $95 million, representing 23% of net loans. As of December 31, 2002 the Bank's ten largest loan relationships had an aggregate balance of $57 million, representing 16% of net loans.


16. Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instrument for which it is practicable to estimate that value.

Cash and Due from Banks and Federal Funds Sold

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 to the Consolidated Financial Statements provides information on estimated fair values at December 31, 2003 and 2002.

Loans

A significant portion of loans is comprised of prime-based loans and treasury bill-based loans. The fair value of these types of loans is the carrying amount of the loan. At December 31, 2003, variable rate loans amounted to approximately $342 million or 83% of total loans. Fixed rate loans maturing within the next year totaled $13 million or an additional 3% of total loans.
At December 31, 2002, variable rate loans amounted to approximately $294 million or 84% of total loans. Fixed rate loans maturing within the next year totaled $12 million or an additional 4% of total loans. The fair value of these types of loans is the carrying amount of the loan. Market value of fixed rate loans with maturities in excess of one year, representing approximately 14% of the loan portfolio as of December 31, 2003 and 12% as of December 31, 2002, approximates carrying value based on terms and maturity of those loans and current borrowing rates.

Deposit Liabilities and Short-term Borrowed Funds

The fair value of demand, savings, interest-bearing checking and money market deposits and of borrowings under repurchase agreements is the amount payable on demand (carrying amount). The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. At December 31, 2003, the fair value of time deposits approximates carrying value, which includes time deposits of $250 million due within twelve months, or 73% of total time deposits. At December 31, 2002, time deposits of $187 million due within twelve months represented 60% of total time deposits.


Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. The fair value of letters of credit is based on fees currently charged for similar agreements. At December 31, 2003, a significant portion of the letter of credit portfolio is scheduled to expire within twelve months. The fair value of these commitments approximates the committed amounts.


                          COMMERCIAL BANKSHARES, INC.

                  DIRECTORS                               OFFICERS

Cromwell A. Anderson         Sherman Simon           Joseph W. Armaly
Retired Attorney             Investments             Chairman of the Board and
                                                     Chief Executive Officer
Joseph W. Armaly             Michael W. Sontag
Chairman of the Board and    General Contractor      Jack J. Partagas
Chief Executive Officer      Real Estate Investor    President, Secretary and
                                                     Chief Operating Officer
Robert Namoff                Martin Yelen
Chairman of the Board        Retired Attorney        Barbara E. Reed
Allied Universal Corp.                               Senior Vice President and
                                                     Chief Financial Officer
Jack J. Partagas
President and
Chief Operating Officer






          COMMERCIAL BANK OF FLORIDA
                   OFFICERS

Joseph W. Armaly       Chairman and CEO
Jack J. Partagas       President and COO
Bruce P. Steinberger   Executive Vice President
Barbara E. Reed        Senior Vice President and CFO
David E. DiMuro        Senior Vice President
Phillips G. Gay, Jr.   Senior Vice President
Hal Kaufman            Senior Vice President
Joseph Kertis, Jr.     Senior Vice President
Dennis G. Longo        Senior Vice President
John M. Maroon         Senior Vice President
Tony Maroon            Senior Vice President
Steven Capellan        Senior Vice President
Raul M. Zarranz        Senior Vice President
William S. Dieterle    Director of Internal Audit
Stephen W. Armaly      Vice President
Sherryl Bowein         Vice President
Nora Clavijo           Vice President
Ralph E. Coman         Vice President
Elena Correa           Vice President
Valerie Dacks          Vice President
Sherri Feinstein       Vice President and Controller
Susan Ferbin           Vice President
Diana C. Goudie        Vice President
Nancy Hernandez        Vice President
Mary Lou Hutcheson     Vice President
Paul Larkin            Vice President
Alfred P. Lettera      Vice President
Wendy Robinson         Vice President
Robert D. Singleton    Vice President
Fay Marie Stephens     Vice President
Pamela Tucker          Vice President
Deborah Winkles        Vice President
Constance Bauer        Assistant Vice President
Ann Bovard             Assistant Vice President
Luis A. Castillo       Audit Manager
Mari M. Colina         Assistant Vice President
Anne E. Cook           Assistant Vice President
Mercedes De Quesada    Assistant Vice President
Peter Fernandez        Assistant Vice President
Carlos A. Grosso       Investment Officer
Theresa Hilson         Assistant Vice President
C. Margaret Humphrey   Assistant Vice President
Wendy M. Knowles       Assistant Vice President
Sue Marchetti          Assistant Vice President
Christina Ojeda        Assistant Vice President
Lidia Perez            Assistant Vice President
Margaret Rizzotto      Assistant Vice President
Mary Robbins           Assistant Vice President
Marisella Salado       Commercial Loan Officer
Linda Schubowsky       Assistant Vice President
Terri Stockwell        Assistant Vice President
Laurie Taylor          Assistant Vice President
Delia Yepez            Assistant Vice President
James F. Zimny, Jr.    Assistant Vice President
Alberto Berrios        Assistant Cashier
Maria Coffey           Assistant Cashier
Aida De La Campa       Assistant Cashier
Otniel Dominguez       Assistant Cashier
Aurora Franquiz        Mortgage Loan Specialist
Aletha Jackson         Assistant Cashier
Carol Paul Lewis       Assistant Cashier
Ileana Medina          Loan Operations Officer
Alice Milhet           Assistant Cashier
Ruben Molina           Assistant Cashier
Brenda Paul            Assistant Cashier
Damien Ramirez         Commercial Loan Officer
Liliana Ramos          Assistant Cashier
Jennifer Robles        Assistant Cashier
Rochelle Thornton      Assistant Cashier
Rose Torres            MIS Officer
Linda K. Wood          Installment Loan Officer


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



         Annual Meeting
         Thursday, April 15, 2004, at 10:00 a.m.
         1550 S.W. 57th Avenue
         Boardroom
         Miami, Florida 33144

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

         Web Page
         www.commercialbankfl.com


