Form 10-K, Exhibit 13
period 2004-12-31
COMMERCIAL BANKSHARES INC
filed 2005-03-15
CIK 354562

_______________________________________________________________________

                         2004 ANNUAL REPORT
                     COMMERCIAL BANKSHARES, INC.
_______________________________________________________________________











Page 1   Letter to Shareholders


Page 2   Summary Consolidated Financial Information


Page 4   Management's Discussion and Analysis


Page 18  Management's Report on Internal Control Over Financial Reporting


Page 19  Report of Independent Registered Certified Public Accounting Firm


________________________________________________________________________

                           Corporate Profile
________________________________________________________________________

Commercial Bankshares, Inc. is a bank holding company whose subsidiary, Commercial Bank of Florida, operates fourteen branches in two of Florida's fastest growing counties: Miami-Dade and Broward. Since its inception in 1988, the Company has grown to $887 million in assets through acquisitions and internal growth. Lead by seasoned South Florida bankers, the Company is committed to extending its personalized "hometown" banking services to other communities in the South Florida area.
_________________________________________________________________________



Page 20  Consolidated Financial Statements


Page 24  Notes to Consolidated Financial Statements


Page 40  Directors and Officers of the Company and Subsidiary Bank


Page 41  Subsidiary Bank Locations









To Our Shareholders:

It gives me great pleasure to present you with the Company's results for 2004. We achieved another year of success in many areas. Notable achievements include record 2004 earnings, double-digit growth in deposits and loans and excellent asset quality. Other achievements include significant growth in asset size and increased dividends. Additionally, the franchise continues to provide exceptional shareholder value. We hope that you share in our enthusiasm for these outstanding results.

Net income rose to a record $11.4 million, an 11% increase over 2003 earnings of $10.3 million. Diluted earnings per share were $1.82 for 2004, as compared to $1.69 for 2003. The return on average assets closed the year at 1.35% and return on average equity was 16.12%. The Company's consistently superior performance in earnings, combined with a stable balance sheet, emphasize the Company's strength and value.

Earnings for the fourth quarter of 2004 were a record $2.98 million, a 10% increase over earnings for the same period in 2003 of $2.70 million. Diluted earnings per share were $0.47 for the fourth quarter of 2004, as compared to $0.44 for the same period in 2003. Fourth quarter earnings represent a 1.35% return on average assets and a 16.03% return on average equity.

The Company continued to experience excellent internal deposit growth, with total deposits reaching $739 million at December 31, 2004. This is a 13% increase from the prior year balance of $655 million. Total assets also increased by 13% to close the year at $887 million, as compared to $786 million one year ago. Internal deposit growth was generated entirely from the Company's existing branch network. By keeping overhead low and growing internally, we provide further economies of scale. We will continue to seek opportunities for balanced growth in the most cost effective and efficient manner based on current market conditions and competition.

The loan portfolio was once again a source of strong growth, closing the year with a net balance of $454 million. This is an increase of 11% from the December 31, 2003 closing balance of $408 million. The South Florida market place continues to be one of intense competition for high-quality lending relationships. We have succeeded in building the portfolio without compromising our traditional stringent underwriting policy. The allowance for loan losses closed the year at $5.3 million, or 1.15% of total loans. Asset quality remained stellar, as there were no non-performing assets as of December 31, 2004.

The Company's cash dividends declared during 2004 rose to a record $.71 per share, a 6% increase over 2003 cash dividends declared of $.67 per share. The Company's capital position remains healthy, with leverage capital, tier 1 risk-based capital and total risk-based capital ratios of 7.87%, 12.77% and 14.18%, respectively, at December 31, 2004.

This year the corporate community continued to experience an intense focus on corporate responsibility and internal controls over financial reporting. This focus compliments the way we manage your Company. It is our ultimate goal to consistently provide shareholder value over the long-term. We could not reach that goal without strong ethics, sound corporate governance and well-maintained controls throughout the Company. Corporate responsibility goes hand-in-hand with our success and will serve to strengthen our position in the years to come. We look forward to the challenges ahead in 2005 and beyond.

As always, I sincerely welcome your calls and letters.

Joseph W. Armaly
Chairman of the Board and
Chief Executive Officer


Selected Five Year Data
(In Thousands, Except Per Share Data)

                                 As of or For the Years Ended December 31,
                               _____________________________________________

                                  2004     2003     2002     2001     2000
                                  ____     ____     ____     ____     ____
Income Statement Data:
   Interest income             $ 43,011 $ 39,358 $ 36,253 $ 37,262 $ 35,502
   Interest expense              11,809   11,672   11,658   16,366   16,113
                               ________ ________ ________ ________ ________

   Net interest income           31,202   27,686   24,595   20,896   19,389
   Provision for loan losses        310      360      170      875      435
                               ________ ________ ________ ________ ________
   Net interest income after
     provision for loan losses   30,892   27,326   24,425   20,021   18,954
   Non-interest income            2,824    3,225    3,255    3,495    2,828
   Non-interest expense          16,709   15,448   14,550   13,667   12,751
                               ________ ________ ________ ________ ________

   Income before income taxes    17,007   15,103   13,130    9,849    9,031
   Income tax expense             5,657    4,819    4,014    2,832    2,716
                               ________ ________ ________ ________ ________

   Net income                  $ 11,350 $ 10,284 $  9,116 $  7,017 $  6,315
                               ======== ======== ======== ======== ========

Per Share Data:
   Basic earnings per share    $   1.92 $   1.78 $   1.60 $   1.25 $   1.11
   Diluted earnings per share  $   1.82 $   1.69 $   1.53 $   1.21 $   1.09
   Book value at year end      $  12.64 $  11.33 $  10.27 $   8.89 $   8.01
   Cash dividends declared per
     common share              $   0.71 $   0.67 $   0.58 $   0.53 $   0.47


Balance Sheet Data:
   Cash and cash equivalents   $ 78,126 $ 59,951 $ 60,533 $ 68,200 $ 35,015
   Investment securities
     available for sale         181,185  110,096  182,831  111,138  143,487
   Investment securities
     held to maturity           151,194  185,781   88,307   24,664   37,215
   Loans, net                   453,958  408,100  345,766  346,251  285,641
   Total assets                 887,228  786,179  698,524  568,928  522,524
   Deposits                     739,161  654,789  581,226  462,506  422,923
   Borrowed funds                67,661   60,210   53,705   53,436   51,166
   Stockholders' equity          75,028   66,098   58,605   50,125   45,055


Selected Financial Ratios
                                     As of or For the Years Ended December 31,
                                     _________________________________________

                                         2004   2003   2002   2001   2000
                                         ____   ____   ____   ____   ____

Return on average assets                 1.35%  1.37%  1.46%  1.28%  1.28%

Return on average equity                16.12% 16.62% 16.87% 14.61% 15.43%

Net interest yield (1)                   4.05%  4.07%  4.38%  4.28%  4.48%

Allowance for loan losses to
  total loans                            1.15%  1.18%  1.35%  1.32%  1.31%

Allowance for loan losses as a
  percentage of non-accrual loans         n/a    n/a    n/a    557%   n/a

Asset quality ratio (non-performing
  loans and other real estate owned
  to total assets)                          0%     0%     0%  0.15%     0%

Average interest-earning assets to
  average interest-bearing liabilities    127%   123%   125%   126%   125%

Non-interest expense to average
  total assets                           1.98%  2.05%  2.33%  2.49%  2.59%

Net interest income to non-interest
  expense                                 187%   179%   169%   153%   152%

Risk-based capital ratios:
  Leverage ratio (2)                     7.87%  7.78%  7.66%  8.24%  8.17%

  Tier I capital                        12.77% 12.53% 13.15% 12.03% 12.82%

  Total capital                         14.18% 13.87% 14.62% 13.54% 14.30%

  Equity to total assets                 8.46%  8.41%  8.39%  8.81%  8.62%




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

The Company reported 2004 net income of $11.35 million, a 10% increase over 2003 net income of $10.28 million. Net income for 2002 was $9.12 million. The increase in 2004 net income is due to increases in net interest income of $3.5 million and a decrease in provision for loan losses of $50,000, partially offset by a decrease in non-interest income of $273,000, a decrease in security gains of $128,000, an increase in non-interest expense of $1.26 million and an increase in the provision for income taxes of $838,000. Basic and diluted earnings per common share were $1.92 and $1.82, respectively, in 2004, compared to $1.78 and $1.69, respectively, in 2003. Basic and diluted weighted average shares outstanding were 5.92 million and 6.23 million, respectively, in 2004, and 5.78 million and 6.10 million, respectively, in 2003. Weighted average shares exclude treasury stock, which totaled 554,775 shares at December 31, 2004 and 2003.

Return on average assets and return on average equity were 1.35% and 16.12%, respectively, for 2004, and 1.37% and 16.62%, respectively, for 2003. Average assets increased $90 million, or 12%, in 2004. Book value per common share increased 12% to $12.64 at December 31, 2004, from $11.33 at December 31, 2003, due to current year undistributed profits and additional paid in capital. Capital ratios continued to exceed all regulatory requirements, with a leverage ratio of 7.87% in 2004, as compared to 7.78% in 2003. Dividends declared per common share increased 6% to $.71 in 2004, from $.67 in 2003.


                              EARNINGS ANALYSIS

Net Interest Income

Net interest income is the most significant component of the Company's earnings. Net interest income is comprised of interest income and loan-related fees, less interest expense. Net interest income is affected by numerous factors, including the level, pricing, mix and maturity of earning assets and interest-bearing liabilities, as well as interest rate fluctuations. For purposes of this discussion, net interest income has been adjusted to a fully tax-equivalent basis, which restates tax-exempt income to an amount that would yield the same after-tax income had the income been subject to income taxes.

Net interest income for 2004 was $32.4 million, an increase of 13% over 2003 net interest income of $28.7 million. In 2003, net interest income grew 12% from $25.7 million in 2002. The increase in net interest income in 2004 is attributable to an increase in average earning assets of $93 million. The net interest yield was 4.05% in 2004, as compared to 4.07% in 2003 and 4.38% in 2002. The slight decrease in the net interest yield during 2004 is attributable to the rising interest rate environment and the Bank's liability-sensitive position, whereby its liabilities repriced more quickly than it assets.


The following table presents the Company's average balances, interest earned or paid and average interest rates earned or paid for each of the years ended December 31, 2004, 2003 and 2002:


                        AVERAGE BALANCES AND INTEREST RATES
                              (Dollars in Thousands)

           2004                        2003                        2002
_________________________   _________________________   ________________________

         Interest                    Interest                   Interest
Average  Income/ Average   Average   Income/ Average   Average  Income/  Average
Balance  Expense   Rate    Balance   Expense   Rate    Balance  Expense   Rate

_______  _______  ______   _______   _______  ______   _______  _______  ______

Interest-earning assets:
Loans
$435,897 $26,987   6.19%   $377,848 $ 24,139   6.39%   $350,592 $25,109   7.16%

Investments, taxable
 252,652  12,804   5.07%    241,829   12,478   5.16%    145,554   7,975   5.48%

Investments, non-taxable (1)
  53,894   3,578   6.64%     48,227    3,253   6.75%     49,491   3,575   7.22%

Interest-bearing due from banks
  14,436     264   1.83%          -        -      -           -       -      -

Federal funds sold
  41,361     532   1.29%     37,518      495   1.32%     41,443     688   1.66%
________ _______   _____   ________  _______   _____   ________ _______   _____

  Total interest-earning assets
 798,240  44,165   5.53%    705,422   40,365   5.72%    587,080  37,347   6.36%
________ _______   _____   ________  _______   _____   ________ _______   _____

Non-interest-earning assets:
Cash and due from banks
  29,047                     31,770                      24,407

Other assets
  15,085                     15,532                      14,140
________                   ________                    ________
  Total non-interest-earning assets
  44,132                     47,302                      38,547
________                   ________                    ________
    Total assets
$842,372                   $752,724                    $625,627
========                   ========                    ========
Interest-bearing liabilities:
Interest-bearing checking
$ 94,605     322   0.34%   $ 83,143      372   0.45%  $  68,975     417   0.60%

Money market
  80,473     816   1.01%     75,011      829   1.11%     57,806   1,065   1.84%

Savings
  33,607     183   0.54%     32,603      286   0.88%     26,841     277   1.03%

Time
 356,150   9,747   2.74%    326,126    9,463   2.90%    259,210   8,911   3.44%

Borrowed funds
  63,058     741   1.18%     55,450      722   1.30%     55,644     988   1.77%
________ _______   _____   ________  _______   _____   ________ _______   _____
  Total interest-bearing
    liabilities
 627,893  11,809   1.88%    572,333   11,672   2.04%    468,476  11,658   2.49%
________ _______   _____   ________  _______   _____   ________ _______   _____

Non-interest-bearing liabilities:
Non-interest-bearing deposits
 138,992                    113,280                      98,421

Other liabilities
   5,101                      5,245                       4,694
________                   ________                    ________
  Total non-interest-bearing
    liabilities
 144,093                    118,525                     103,115
________                   ________                    ________
Stockholders' equity
  70,386                     61,866                      54,036
________                   ________                    ________
    Total liabilities &
      stockholders' equity
$842,372                   $752,724                    $625,627
========                   ========                    ========
Net interest income and net yield on
   average earning assets (2)
          32,356    4.05%            28,693   4.07%              25,689   4.38%

Less tax-equivalent adjustment
    included above
          (1,154)                    (1,007)                     (1,094)
         _______                    _______                     _______
Net interest income
         $31,202                    $27,686                     $24,595
         =======                    =======                     =======

(1) On a fully tax-equivalent basis using a 35% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
(2) The net yield on average earning assets is net interest income divided by average interest-earning assets.


The net yield is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense and net interest income for the periods indicated:

                        RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
                          (ON A FULLY TAXABLE EQUIVALENT BASIS)
                                     (In Thousands)

                          2004 Compared to 2003       2003 Compared to 2002
                          ______________________      ______________________

                          Volume   Rate   Change      Volume   Rate   Change
                          ______   ____   ______      ______   ____   ______
Interest earned on:
Loans                 	  $3,594 ($  746) $2,848      $1,951 ($2,921)($  970)

Investments, taxable         548    (222)    326       5,275  (  772)  4,503

Investments, non-taxable (1) 376     (51)    325         (91)   (231)   (322)

Interest-bearing due
  from banks                 264       -     264           -       -       -


Federal funds sold            49     (12)     37         (65)   (128)   (193)
                          ______  ______  ______      ______  ______  ______

   Total interest income   4,831  (1,031)  3,800       7,070  (4,052)  3,018
                          ______  ______  ______      ______  ______  ______

Interest paid on:
Interest bearing checking     39     (89)    (50)         86    (131)    (45)

Money market                  55     (68)    (13)        317    (553)   (236)

Savings                        5    (108)   (103)         59     (50)      9

Time                         822    (538)    284       2,300  (1,748)    552

Borrowed funds                89     (70)     19          (3)   (263)   (266)
                          ______  ______  ______      ______  ______  ______

   Total interest expense  1,010    (873)    137       2,759  (2,745)     14
                          ______  ______  ______      ______  ______  ______

Change in net
   interest income        $3,821  $ (158) $3,663      $4,311 ($1,307) $3,004
                          ======  ======  ======      ======  ======  ======

 (1) On a fully tax-equivalent basis using a 35% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.



Non-interest Income

Non-interest income for 2004 was $2.82 million, compared to $3.23 million in 2003 and $3.26 million in 2002. Non-interest income includes gains on sales of securities of $0, $128,000 and $33,000 for 2004, 2003 and 2002, respectively. In addition to the decrease in security gains, service charges on deposit accounts declined $238,000 from 2003 to 2004, primarily due to a reduction in non-sufficient funds charges and service charges on business accounts.


Non-interest Expense

Non-interest expenses for 2004 increased $1.3 million, or 8%, from 2003 due to an increase in salaries and employee benefits, professional fees, occupancy and donation expenses. Salaries increased $560,000, or 7%, due to the addition of three officers and normal salary increases. Employee benefits increased $116,000, or 12%, due to increased medical insurance premiums and retirement plan contributions. Professional fees increased $264,000, or 89%, due to several filings with the Securities and Exchange Commission, including the 2004 Employee and Outside Director Stock Options Plans and an S-8, legal matters in the normal course of business and increased audit and consulting fees related to Sarbanes-Oxley 404 requirements. Occupancy expense increased $56,000, or 4%, due to increased real estate taxes and repairs. Donation expense increased $57,000, or 97%, reflecting additional charitable gifts to several South Florida organizations.


The following table summarizes the various categories of non-interest expense for the years ended December 31, 2004, 2003 and 2002:


                                  NON-INTEREST EXPENSE
                                     (In Thousands)

                                           2004          2003          2002
                                           ____          ____          ____

      Salaries and employee benefits     $10,548       $ 9,807       $ 9,137
      Occupancy                            1,357         1,301         1,256
      Data processing                      1,146         1,110         1,116
      Furniture and equipment                821           773           745
      Professional fees                      561           297           250
      Insurance                              409           406           354
      Stationery and supplies                273           239           255
      Administrative service charges         259           237           238
      Security                               221           175           153
      Telephone                              154           189           239
      Donations                              116            59           115
      Other expenses                         844           855           692
                                         _______       _______       _______

          Total non-interest expense     $16,709       $15,448       $14,550
                                         =======       =======       =======

Taxes

For the years ended December 31, 2004, 2003 and 2002, the Company recorded income tax expense of approximately $5.66 million, $4.82 million and $4.01 million, respectively. Accordingly, the Company's effective tax rates were 33%, 32% and 31% for 2004, 2003 and 2002, respectively. The determination of effective rates reflects items which are not taxed for income tax purposes, primarily tax-exempt interest income.



                            FINANCIAL CONDITION ANALYSIS

Investment Securities

The Company's investment securities portfolio of $332 million at December 31, 2004, consisted of $181 million in securities available for sale, which are carried at fair value and $151 million in securities held to maturity, which are carried at amortized cost. This compares to investment securities of $296 million at December 31, 2003, which consisted of $110 million in securities available for sale and $186 million in securities held to maturity. The increase of $36 million in the investment portfolio was a direct result of significant deposit growth which exceeded loan demand during 2004. The ratio of available for sale investments to total investments increased to 55% in 2004 from 37% in 2003. The Company chose to designate more securities as available-for-sale to provide additional liquidity and better balance the split between available-for-sale and held-to-maturity.

The portfolio of securities available for sale at December 31, 2004 had a net unrealized gain of $4.7 million, net of taxes, as compared to a net unrealized gain of $4.5 million, net of taxes, at December 31, 2003. Additional disclosure regarding investment securities can be found in footnote 2 of the Notes to Consolidated Financial Statements.


The following table presents the Company's investment portfolio as of December 31, 2004, 2003 and 2002:

                              INVESTMENT PORTFOLIO SCHEDULE
                                     (In Thousands)
                                                     At December 31,
                                              ____________________________

                                                2004      2003      2002
                                                ____      ____      ____

Investment securities available for sale (at fair value):
   U.S. Treasury                              $      -  $      -  $ 39,950
   U.S. Government Agencies                    121,047    55,989    99,015
   Municipal                                    52,464    48,420    38,967
   Other                                         7,674     5,687     4,899
                                              ________  ________  ________
      Total investment securities
        available for sale                    $181,185  $110,096  $182,831
                                              ========  ========  ========

Investment securities held to maturity (at amortized cost):
   U.S. Government Agencies                   $149,576  $181,702  $ 80,388
   Municipal                                     1,618     4,079     7,919
                                              ________  ________  ________
      Total investment securities
        held to maturity                      $151,194  $185,781  $ 88,307
                                              ========  ========  ========

   Mortgage-backed securities, included
      in U.S. Government Agencies             $ 16,889  $ 18,612  $ 40,026
                                              ========  ========  ========





The maturities and weighted average yields of investment securities, excluding corporate stock, as of December 31, 2004 and 2003, are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                         INVESTMENT SECURITIES MATURITIES & YIELDS
                                   (Dollars in Thousands)


                               At December 31, 2004, Maturing
             _________________________________________________________________

                   1 Year          1 Year to       5 Years to          After
                  or Less           5 Years         10 Years         10 Years
             ______________   ______________   ______________  _______________

              Amount  Yield    Amount  Yield    Amount  Yield    Amount  Yield
              ______  _____    ______  _____    ______  _____    ______  _____

Maturity Distributions Available for Sale (1):
U.S. Government Agencies
             $ 3,017  6.01%   $71,506  3.61%   $10,908  4.21%  $ 35,616  5.65%
Municipal (2)
                 305  6.10%     1,048  4.97%    19,592  4.65%    31,519  4.58%
             _______          _______          _______         ________

             $ 3,322          $72,554          $30,500         $ 67,135
             =======          =======          =======         ========

Maturity Distributions Held to Maturity:
U.S. Government Agencies
             $     -     -    $     -     -    $   610  6.35%  $148,966  5.25%
Municipal (2)
                 200  6.27%     1,215  4.79%       203  4.55%         -     -
             _______          _______          _______         ________

             $   200          $ 1,215          $   813         $148,966
             =======          =======          =======         ========


                               At December 31, 2003, Maturing
              ________________________________________________________________

                  1 Year          1 Year to       5 Years to          After
                 or Less           5 Years         10 Years         10 Years
              _____________   ______________   ______________  _______________

              Amount  Yield    Amount  Yield    Amount  Yield    Amount  Yield
              ______  _____    ______  ______   ______  _____    ______  ______

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
             =======           =======          =======         ========



(1) As investment securities available for sale are to be held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.
(2) On a fully tax-equivalent basis using a 35% federal income tax rate, reduced by the non-deductible portion of interest expense.




Loans

At December 31, 2004, the loan portfolio balance was $460 million, as compared to the December 31, 2003 loan balance of $414 million. Average net loans were $430 million in 2004, compared to $372 million in 2003. The loan-to-deposit ratio was 62% at December 31, 2004. Asset quality continued to be solid, with no non-performing assets at December 31, 2004. Loans are made to businesses and individuals in the local market area. The composition of the portfolio is presented in the following table:


                            LOAN PORTFOLIO ANALYSIS
                            (Dollars in Thousands)

                                  December 31,
________________________________________________________________________________

    2004             2003             2002             2001             2000
_______________  ______________  ______________  ______________  ______________

  Amount    %     Amount    %     Amount    %     Amount    %     Amount    %
________  _____ ________  _____ ________  _____ ________  _____ ________  _____

Commercial & financial
$ 41,866   9.1% $ 48,748  11.8% $ 52,519  15.0% $ 52,376  14.9% $ 49,635  17.1%
Real estate mortgages (1)
 385,829  83.9%  335,523  81.1%  267,560  76.2%  267,230  76.0%  210,861  72.7%
Installment and other
  32,316   7.0%   29,475   7.1%   31,018   8.8%   32,002   9.1%   29,440  10.2%
________  _____ ________  _____ ________  _____ ________  _____ ________  _____
   Total loans
 460,011   100%  413,746   100%  351,097   100%  351,608   100%  289,936   100%
          =====           =====           =====           =====           =====

Less:
   Allowance for loan losses
  (5,312)         (4,873)         (4,751)         (4,642)         (3,806)
   Deferred loan fees
    (741)           (773)           (580)           (715)           (489)
________        ________        ________        ________        ________

    Total loans, net
$453,958        $408,100        $345,766        $346,251        $285,641
========        ========        ========        ========        ========

(1) Real estate mortgages consist primarily of commercial real estate loans.


The following tables present the maturities of loans (excluding installment loans) outstanding at December 31, 2004, 2003 and 2002 and an analysis of sensitivities of loans due after one year:


                                           LOAN MATURITY SCHEDULE
                                               (In Thousands)
                                ____________________________________________

                                             Due After
                                 Due in 1   1 Year But     Due
                                 Year or     Before       After
                                  Less       5 Years     5 Years      Total
                                ________    ________    ________    ________
At December 31, 2004:
  Commercial and financial      $ 25,473    $ 15,172    $  1,221    $ 41,866
  Real estate mortgages           29,223     125,792     230,814     385,829

At December 31, 2003:
  Commercial and financial      $ 30,730    $ 16,518    $  1,500    $ 48,748
  Real estate mortgages           10,436     131,835     193,252     335,523

At December 31, 2002:
  Commercial and financial      $ 33,767    $ 18,000    $    752    $ 52,519
  Real estate mortgages           17,307     102,720     147,533     267,560





                                         LOANS DUE AFTER ONE YEAR
                                               (In Thousands)
                                  __________________________________

                                                December 31,
                                  __________________________________

       Type of Interest Rate:       2004         2003         2002
                                    ____         ____         ____

           Fixed                  $ 34,818     $ 45,584     $ 29,671
           Floating                338,181      297,521      239,334
                                  ________     ________     ________

             Total                $372,999     $343,105     $269,005
                                  ========     ========     ========



Allowance for Loan Losses

The balance in the allowance for loan losses at December 31, 2004, was $5.31 million, or 1.15% of total loans. This is an increase of $439,000 from the December 31, 2003 allowance balance of $4.87 million, or 1.18% of total loans. The increase in the allowance is the result of charges to the provision for loan losses during 2004 of $310,000, plus $129,000 in net recoveries.
Charges to the provision for 2003 were $360,000, less $238,000 in net charge-offs. The allowance was increased in order to maintain a level deemed sufficient to absorb possible losses in the loan portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.

There were no non-performing assets at December 31, 2004, or at December 31, 2003. With regard to classified loans, management is not aware of any trends or uncertainties which are expected to have a material impact on future operating results, liquidity, or capital resources, or of any information which would cause serious doubt as to the ability of such borrowers to repay. Although management uses the best information available to make determinations with respect to the allowance, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company's non-performing loans.
There were no properties held in other real estate owned at December 31, 2004 or 2003.


The following table presents an analysis of the Company's allowance for loan losses for the last five years:

                ALLOWANCE FOR LOAN LOSSES ANALYSIS
                      (Dollars in Thousands)

                                             At December 31,
                            ________________________________________________

                              2004      2003      2002      2001      2000
                              ____      ____      ____      ____      ____

Average net loans outstanding
   during the period       $429,993  $372,367  $345,230  $323,118  $262,358
                           ========  ========  ========  ========  ========

Total net loans at
   period end              $453,958  $408,100  $345,766  $346,251  $285,641
                           ========  ========  ========  ========  ========

Beginning balance of allowance
   for loans losses        $  4,873  $  4,751  $  4,642  $  3,806  $  3,279
                           ________  ________  ________  ________  ________

Loans charged-off:
   Commercial and financial       -       226        59        67         -
   Real estate mortgages          -         -         -         -         -
   Installment and other         21        20         8        15        22
                           ________  ________  ________  ________  ________

     Total loans charged-off     21       246        67        82        22
                           ________  ________  ________  ________  ________

Recoveries of loans previously charged-off:
   Commercial and financial     140         -         -        28        25
   Real estate mortgages          6         7         2         -         -
   Installment and other          4         1         4        15        89
                           ________  ________  ________  ________  ________

     Total recoveries           150         8         6        43       114
                           ________  ________  ________  ________  ________

     Net charge-offs (recoveries)
                               (129)      238        61        39       (92)
                           ________  ________  ________  ________  ________

Provision for loan losses       310       360       170       875       435
                           ________  ________  ________  ________  ________

     Balance at period end $  5,312  $  4,873  $  4,751   $ 4,642  $  3,806
                           ========  ========  ========  ========  ========

Net charge-offs (recoveries)
   during the year to
   average net loans         (0.03%)    0.06%     0.02%     0.01%    (0.04%)
                           ========  ========  ========  ========  ========

Allowance as a percentage
   of non-performing loans     n/a       n/a       n/a      557%       n/a
                           ========  ========  ========  ========  ========



The following table presents a summary of the Company's non-performing assets for the last five years:

                            NON-PERFORMING ASSETS
                           (Dollars in Thousands)

                                                    At December 31,
		                        ______________________________________

                                         2004    2003    2002    2001    2000
                                         ____    ____    ____    ____    ____
    Non-accrual loans:
         Commercial and financial        $  -    $  -    $  -    $823    $  -
         Real estate mortgages              -       -       -       -       -
         Installment and other              -       -       -      11       -
                                         ____    ____    ____    ____    ____

         Total non-accrual loans            -       -       -     834       -
                                         ____    ____    ____    ____    ____

    Total non-performing loans              -       -       -     834       -
    Other real estate owned                 -       -       -       -       -
                                         ____    ____    ____    ____    ____

         Total non-performing assets     $  -    $  -    $  -    $834    $  -
                                         ====    ====    ====    ====    ====
    Total non-performing assets
         to total assets                   0%      0%      0%    .15%      0%
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


                        ALLOWANCE FOR LOAN LOSSES BY CATEGORY
                                (Dollars in Thousands)



                                   At December 31,
________________________________________________________________________________

       2004            2003            2002            2001            2000
________________ _______________ _______________ _______________ _______________
        % of            % of            % of            % of            % of
      Loans In        Loans In        Loans In        Loans In        Loans In
      Category        Category        Category        Category        Category
      to Total        to Total        to Total        to Total        to Total
Amount  Loans   Amount  Loans   Amount  Loans   Amount  Loans   Amount  Loans
______  _____   ______  _____   ______  _____   ______  _____   ______  _____

Commercial & financial
$  466    9.1%  $  545   11.8%  $  565   15.0%  $1,088   14.9%  $   83   17.1%
Real estate mortgages (1)
 3,911   83.9%   3,545   81.1%   3,028   76.2%   2,763   76.0%     262   72.7%
Installment & other
   861    7.0%     758    7.1%     683    8.8%     714    9.1%      92   10.2%

Unallocated
    74      -       25      -      475      -       77      -    3,369      -
______   _____  ______   _____  ______   _____  ______   _____  ______  _____
    Total allowance for
        loan losses
$5,312    100%  $4,873    100%  $4,751    100%  $4,642    100%  $3,806    100%
======   =====  ======   =====  ======   =====  ======   =====  ======  =====


(1) Real estate mortgages consist primarily of commercial real estate mortgage loans.



Deposits

The Company's deposit base is its primary funding source. Management believes that substantially all of the Company's depositors are residents in its primary market area. The Company does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business.

Average total deposits increased $74 million, or 12%, to $704 million in 2004. The largest increase by category of average deposits, which grew $30 million, or 9%, was certificates of deposit. Other significant increases were found in average demand deposits, which grew $26 million, or 23%, and average interest bearing checking, which grew $11 million, or 14%. Deposit growth was internally generated during 2004 at the Company's fourteen branches in Miami-Dade and Broward counties. Deposits held by directors and executive officers totaled $4.9 million at December 31, 2004 and $4.8 million at December 31, 2003.



The following table presents the average balances and weighted average rates for the Company's categories of deposits for the years ended December 31, 2004, 2003 and 2002:

               AVERAGE DEPOSIT BALANCES & WEIGHTED AVERAGE RATES
                             (Dollars in Thousands)

                            Years Ended December 31,
________________________________________________________________________________

          2004                        2003                        2002
_________________________ __________________________  __________________________
                   % of                      % of                        % of
Average  Average   Total  Average  Average   Total    Average  Average   Total
Balance   Rate   Deposits Balance   Rate   Deposits   Balance   Rate   Deposits
_______   ____   ________ _______   ____   ________   _______   ____   ________
Demand
$138,992     -     19.8%   $113,280      -     18.0%   $ 98,421      -     19.3%
Interest-bearing checking
  94,605  0.34%    13.4%     83,143   0.45%    13.2%     68,975   0.60%    13.5%
Money market
  80,473  1.01%    11.4%     75,011   1.11%    11.9%     57,806   1.84%    11.3%
Savings
  33,607  0.54%     4.8%     32,603   0.88%     5.2%     26,841   1.03%     5.2%
Time
 356,150  2.74%    50.6%    326,126   2.90%    51.7%    259,210   3.44%    50.7%
________           _____   ________            _____   ________            _____
  Total
$703,827  1.57%     100%   $630,163   1.74%     100%   $511,253   2.09%     100%
========  =====    =====   ========   =====    =====   ========   =====    =====


The following table presents the maturity of certificates of deposit over $100,000 as of December 31, 2004:

                               MATURITY SCHEDULE
                      CERTIFICATES OF DEPOSIT >$100,000
                            (Dollars in Thousands)


                                         Balance         Percent
                                         _______         _______

	Less than 3 months                $ 44,824           22.1%
	3 to 6 months                       22,023           10.8%
	6 to 12 months                      57,616           28.4%
	More than 12 months                 78,712           38.7%
                                          ________           _____

	     Total                        $203,175            100%
                                          ========           =====


Short Term Borrowings

The following table presents a summary of the Company's short term borrowings at December 31, 2004, 2003 and 2002:


                                 SHORT TERM BORROWINGS
                                 (Dollars in Thousands)

                                               Years Ended December 31,
                                              ___________________________

                                               2004      2003      2002
                                               ____      ____      ____
Securities sold under agreements
   to repurchase at year-end                  $67,661   $60,210   $53,705

Weighted average rate of securities sold
   under agreements to repurchase at year-end   1.43%     1.16%     1.49%

Average amount of securities sold under
   agreements to repurchase during the
   fiscal year                                $63,058   $55,450   $55,644

Weighted average rate of securities sold under
   agreements to repurchase during the year     1.18%     1.30%     1.77%

Maximum amount of securities sold under
   agreements to repurchase at any month-end
   during the fiscal year                     $76,561   $62,092   $64,585



Capital

Shareholders' equity increased $8.9 million in 2004 to $75.0 million. Shareholders' equity was increased by $11.4 million from net income, $1.6 million from the issuance of common stock resulting from the exercise of options and $223,000, net of tax, from other comprehensive income relating to unrealized holding gains on available-for-sale securities. Shareholders' equity was reduced by $4.2 million for dividends declared on common stock. For the year ended December 31, 2004, the return on average equity was 16.12%, compared to 16.62% for the year ended December 31, 2003.

In October 2004, the Company announced that it had adopted a stock repurchase plan, which allows the Company to repurchase shares of its own stock, up to a total of $4 million, in open market and negotiated transactions for a period of two years. This plan replaced a stock repurchase plan that expired earlier in 2004. No shares were repurchased by the Company in 2004.

At year-end 2004 and 2003, there were 6,489,041 (including 554,775 shares of treasury stock) and 6,390,139 (including 554,775 shares of treasury stock) shares of common stock outstanding, respectively. Shares outstanding have been adjusted for all periods presented for a 5-for-4 stock split which was effective on January 2, 2004. There were 191 shareholders of record as of December 31, 2004, and the Company believes that it has approximately 600 additional beneficial shareholders.

During 2004, the Company declared cash dividends of $0.71 per common share, a 6% increase over 2003 cash dividends of $0.67 per common share. Cash dividends declared totaled $4.2 million and $3.9 million in 2004 and 2003, respectively. Dividends declared but not yet paid amounted to $1.3 million and $1.2 million at December 31, 2004 and 2003, respectively. The dividend payout ratio was 1.84% and 2.48% for 2004 and 2003, respectively.


The Company's common stock trades on the NASDAQ Stock Market under the symbol CLBK. High and low prices for the years ended December 31, 2004 and 2003, by quarter, are as follows:

                                            COMMON STOCK PRICES

                                       2004                     2003
                                  _______________         _______________

                                   High      Low           High      Low
                                   ____      ___           ____      ___

       First quarter              $29.57   $25.84         $26.24   $22.02
       Second quarter              29.09    23.83          29.21    23.70
       Third quarter               31.34    25.50          26.98    23.18
       Fourth quarter              39.75    29.40          27.20    24.00




Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2004, the Company and the Bank were rated "well capitalized" by their regulatory agency. It is management's goal to maintain its "well capitalized" category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders' equity less goodwill plus the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale equity securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company's leverage ratio at December 31, 2004, was 7.87%, compared to 7.78% at year-end 2003, and compared to the regulatory guideline of 5% for "well capitalized" institutions.

The following table presents the regulatory capital levels and ratios of the Company at December 31, 2004, 2003 and 2002:

                                            REGULATORY CAPITAL

                                               December 31,
                                   ___________________________________

                                         (Dollars in Thousands)
                                        2004       2003       2002
                                        ____       ____       ____

Tier I Capital:
   Stockholders' equity less
     intangible assets (1)           $ 70,051   $ 61,345   $ 53,636

Tier II Capital:
   Allowance for loan loss              5,312      4,873      4,751
   45% of unrealized gain on available
     for sale equity securities         2,413      1,684      1,275
                                     ________   ________   ________

     Total Capital                   $ 77,776   $ 67,902   $ 59,662
                                     ========   ========   ========
Risk-adjusted assets                 $548,550   $489,462   $407,985
                                     ========   ========   ========
Risk-based capital ratios (2)
   Leverage Ratio                       7.87%      7.78%      7.66%
   Tier 1 Capital                      12.77%     12.53%     13.15%
   Total Capital                       14.18%     13.87%     14.62%

(1) Adjusted for the unrealized holding gain/loss on securities available for sale and goodwill. The Company's principal source of capital is generated through earnings and issuance of stock.
(2) The regulatory minimum risk-based ratios are: Tier I Capital 4%; Total Capital 8%. The regulatory minimum Leverage Ratio is 3%.



Liquidity

The objective of liquidity management is to maintain cash flow requirements to meet immediate and ongoing future needs for loan demand, deposit withdrawals, maturing liabilities and expenses. In evaluating actual and anticipated needs, management seeks to obtain funds at the most economical cost. Management believes that the level of liquidity is sufficient to meet future funding requirements.

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs. The Bank's principal sources of funds are deposits, repurchase agreements, payments on loans, paydowns, maturities and sales of investments and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $132 million and Federal Funds purchased lines available at correspondent banks amounting to $23 million.


The Bank's primary use of funds is to originate loans and purchase investment securities. In 2004, 2003 and 2002, the net change in loans was an increase of $46 million, $63 million and a decrease of $315,000, respectively, and the Bank purchased investment securities of $103 million, $312 million and $272 million, respectively. Funding came primarily from increases in deposits of $84 million, $74 million and $119 million in 2004, 2003 and 2002, respectively, increases in securities sold under agreements to repurchase of $7.5 million in 2004, $6.5 million in 2003 and $269,000 in 2002, and proceeds from maturities, sales and paydowns of investment securities of $67 million, $286 million and $140 million in 2004, 2003 and 2002, respectively.


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

The Bank uses interest rate sensitivity, or GAP analysis to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. Other methods such as simulation analysis are utilized in evaluating the Bank's interest rate risk position. The table presented below shows the Bank's GAP analysis at December 31, 2004:


                         INTEREST RATE SENSITIVITY ANALYSIS
                              (Dollars in Thousands)

                                            Term to Repricing
                              ________________________________________________

                                                           Over 1 Year
                              90 Days    91-181   182-365  & Non-rate
                              or Less     Days      Days   Sensitive   Total
                              ________  ________  ________  ________  ________
Interest-earning assets:
  Federal funds sold          $ 36,204  $      -  $      -  $      -  $ 36,204
  Investment securities         15,486     2,304    12,375   296,822   326,987
  Gross loans
    (excluding non-accrual)    116,566    43,128    85,970   214,347   460,011
                              ________  ________  ________  ________  ________

    Total interest-earning assets
                              $168,256  $ 45,432  $ 98,345  $511,169  $823,202
                              ========  ========  ========  ========  ========

Interest-bearing liabilities:
  Interest-bearing checking   $      -  $      -  $      -  $104,929  $104,929
  Money market                       -    20,982    20,982    41,964    83,928
  Savings                            -         -         -    34,296    34,296
  Time                          84,919    48,699    86,263   158,658   378,539
  Borrowed funds                74,012         -         -         -    74,012
                              ________  ________  ________  ________  ________


    Total interest-bearing liabilities
                              $158,931  $ 69,681  $107,245  $339,847  $675,704
                              ========  ========  ========  ========  ========
Interest sensitivity gap      $  9,325 ($ 24,249)($  8,900) $171,322  $147,498
                              ========  ========  ========  ========  ========
Cumulative gap                $  9,325 ($ 14,924)($ 23,824) $147,498
                              ========  ========  ========  ========
Cumulative ratio of interest-
  earnings assets to interest-
  bearing liabilities             106%       93%       93%      122%

Cumulative gap as a percentage
  of total interest-earning
  assets                          1.1%     (1.8%)    (2.9%)    17.9%


     Management's assumptions reflect the Bank's estimate of the anticipated repricing sensitivity of non-maturity deposit products. Money market accounts have been allocated 25% to the "91-181 days" category, 25% to the "182-365 days" category, and 50% to the "over 1 year" category. Interest checking and savings are allocated to the "over 1 year" category.

The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a "rate shock" analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future interest rate changes on net income. As of December 31, 2004, the Bank's simulation analysis projects a decrease to net interest income of 8.61%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would increase by 1.73%. These projected levels are within the Company's policy limits.









Off Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk which are created in the normal course of business to meet the financing needs of its customers. Please refer to Note 15 in the Notes to Consolidated Financial Statements for a discussion of these arrangements.


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

A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and placing loans on non-accrual status and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is a subjective judgment that management must make regarding the loan portfolio. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payment on loans. Estimates for loan losses are made by analyzing historical losses, current trends in delinquencies and charge-offs, the views of the Bank's regulators, changes in the size and composition of the loan portfolio and peer group information.
The analysis also requires consideration of the economic climate and direction, change in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to South Florida. Where there is a question as to the impairment of a specific loan, management obtains valuations of the property or collateral securing the loan, and current financial information of the borrower, including financial statements when available. Because the calculation of the allowance for loan losses relies on management's estimates and judgments relating to inherently uncertain events, actual results may differ from management's estimates.
For a more detailed discussion of the allowance for loan losses, see pages 10-12 of Management's Discussion and Analysis and Notes 1 and 3 of the Notes to Consolidated Financial Statements.


The Company's significant accounting policies are discussed in Note 1 in the Notes to Consolidated Financial Statements.


Fourth Quarter Results

Net income for the fourth quarter of 2004 was $2.98 million, a 10% increase over fourth quarter 2003 net income of $2.70 million. Diluted earnings per share increased to $.47 per common share in the fourth quarter of 2004 as compared to $0.44 per common share in the fourth quarter of 2003. Fourth quarter 2004 earnings represent a 1.35% return on average assets and a 16.03% return on average equity. Tax-equivalent net interest income for the fourth quarter of 2004 was $8.46 million, an 8% increase over fourth quarter 2003 net interest income of $7.86 million. The fourth quarter 2004 tax-equivalent net interest yield was 4.04%, an 18 basis point decrease from the fourth quarter 2003 yield of 4.22%.

The provision for loan losses was $60,000 for the fourth quarter of 2004, as compared to $225,000 for the same period in 2003. The allowance for loan losses, at $5.31 million, or 1.15% of total loans at December 31, 2004, is at a level the Company has deemed to be sufficient to absorb losses in the portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.


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


      Management's Report on Internal Control Over Financial Reporting

The management of Commercial Bankshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). Internal control over financial reporting also includes controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements of Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA).

The Company's internal control over financial reporting includes those policies and procedures that:
     * Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
     * Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
     * Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in "Internal Control - Integrated Framework". Based on this assessment, management concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report which is included herein.




      /s/Joseph W. Armaly               /s/Barbara E. Reed
      _______________________           _______________________

      Chief Executive Officer           Chief Financial Officer
      March 15, 2005                    March 15, 2005


      Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders of Commercial Bankshares, Inc.:

We have completed an integrated audit of Commercial Bankshares, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
_________________________________

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Commercial Bankshares, Inc. and its subsidiary at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting
_________________________________________

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management's assessment and our audit of Commercial Bankshares, Inc.'s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.





/s/PricewaterhouseCoopers LLP
_____________________________


March 15, 2005
Miami, Florida


                                COMMERCIAL BANKSHARES, INC.
                                      AND SUBSIDIARY
                                CONSOLIDATED BALANCE SHEETS
                                December 31, 2004 and 2003
                        (Dollars in Thousands, Except Share Data)

                                                       2004        2003
                                                       ____        ____

Assets:
    Cash and due from banks                         $ 26,645    $ 30,569
    Interest bearing due from banks                   15,277           -
    Federal funds sold                                36,204      29,382
                                                    ________    ________


       Total cash and cash equivalents                78,126      59,951

    Investment securities available for sale,
       at fair value (cost of $173,940 in
       2004 and $103,206 in 2003)                    181,185     110,096
    Investment securities held to maturity,
       at cost (aggregate fair value of $147,779
       in 2004 and $179,559 in 2003)                 151,194     185,781
    Loans, net                                       453,958     408,100
    Premises and equipment, net                       12,192      12,420
    Accrued interest receivable                        5,947       5,959
    Goodwill                                             253         253
    Other assets                                       4,373       3,619
                                                    ________    ________

       Total assets                                 $887,228    $786,179
                                                    ========    ========


Liabilities and stockholders' equity:
    Deposits:
       Demand                                       $137,469    $117,893
       Interest-bearing checking                     104,929      87,918
       Money market                                   83,928      72,218
       Savings                                        34,296      32,240
       Time                                          378,539     344,520
                                                    ________    ________

       Total deposits                                739,161     654,789

    Securities sold under agreements to repurchase    67,661      60,210
    Accrued interest payable                             673         618
    Accounts payable and accrued liabilities           4,705       4,464
                                                    ________    ________

       Total liabilities                             812,200     720,081
                                                    ________    ________

Commitments and contingencies (Notes 4,11 and 15)

Stockholders' equity:
    Common stock, $.08 par value, 15,000,000
      authorized shares, 6,489,041 issued
      (6,390,139 in 2003) and 5,934,266
      outstanding (5,835,364 in 2003)                    519         511
    Additional paid-in capital                        47,373      45,818
    Retained earnings                                 29,181      22,037
    Accumulated other comprehensive income             4,723       4,500
    Treasury stock, 554,775 shares, at cost           (6,768)     (6,768)
                                                    ________    ________

      Total stockholders' equity                      75,028      66,098
                                                    ________    ________

      Total liabilities and stockholders' equity    $887,228    $786,179
                                                    ========    ========


                 The accompanying notes are an integral part of these consolidated financial statements.


                        COMMERCIAL BANKSHARES, INC.
                              AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF INCOME
          for the years ended December 31, 2004, 2003 and 2002
                (Dollars in Thousands, Except Share Data)

                                                 2004        2003        2002
                                                 ____        ____        ____

Interest income:
    Interest and fees on loans                 $26,988     $24,139     $25,109
    Interest on investment securities
      Taxable                                   12,803      12,478       7,975
      Tax exempt                                 2,424       2,246       2,481
    Interest on federal funds sold
      and due from banks                           796         495         688
                                               _______     _______     _______

      Total interest income                     43,011      39,358      36,253
                                               _______     _______     _______

Interest expense:
    Interest on deposits                        11,068      10,950      10,670
    Interest on securities sold under
      agreements to repurchase                     741         722         988
                                               _______     _______     _______

      Total interest expense                    11,809      11,672      11,658
                                               _______     _______     _______

      Net interest income                       31,202      27,686      24,595
Provision for loan losses                          310         360         170
                                               _______     _______     _______

      Net interest income after provision
        for loan losses                         30,892      27,326      24,425
                                               _______     _______     _______

Non-interest income:
    Service charges on deposit accounts          2,280       2,517       2,657
    Other fees and service charges                 544         580         565
    Security gains, net                              -         128          33
                                               _______     _______     _______

      Total non-interest income                  2,824       3,225       3,255
                                               _______     _______     _______

Non-interest expense:
    Salaries and employee benefits              10,548       9,807       9,137
    Occupancy                                    1,357       1,301       1,256
    Data processing                              1,146       1,110       1,116
    Furniture and equipment                        821         773         745
    Professional fees                              561         297         250
    Insurance                                      409         406         354
    Other                                        1,867       1,754       1,692
                                               _______     _______     _______

      Total non-interest expense                16,709      15,448      14,550
                                               _______     _______     _______

      Income before income taxes                17,007      15,103      13,130
Provision for income taxes                       5,657       4,819       4,014
                                               _______     _______     _______

      Net income                               $11,350     $10,284     $ 9,116
                                               =======     =======     =======


Earnings per common and common equivalent share:
    Basic                                      $  1.92     $  1.78     $  1.60
    Diluted                                    $  1.82     $  1.69     $  1.53

Weighted average number of shares and common equivalent shares:
    Basic                                    5,915,500   5,777,999   5,682,428
    Diluted                                  6,234,455   6,099,428   5,946,067



                 The accompanying notes are an integral part of these consolidated financial statements.


                      COMMERCIAL BANKSHARES, INC.
                            AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
          for the years ended December 31, 2004, 2003 and 2002
                            (In Thousands)

                                             2004       2003      2002
                                             ____       ____      ____

 Net income                                $11,350    $10,284   $ 9,116
                                           _______    _______   _______

 Other comprehensive income (loss), net of tax:
   Unrealized holding gain(loss)
      arising during period                    223       (135)    2,051
   Reclassification adjustments for
      gains realized in net income               -        (81)      (21)
                                           _______    _______   _______


   Other comprehensive income(loss)            223       (216)    2,030
                                           _______    _______   _______

Comprehensive income                       $11,573    $10,068   $11,146
                                           =======    =======   =======




          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             for the years ended December 31, 2004, 2003 and 2002
                  (Dollars in Thousands, Except Share Data)

Issued                                Accumulated
 Shares of        Additional              Other                    Total
 Common   Common   Paid-in   Retained Comprehensive  Treasury  Stockholders'
 Stock    Stock    Capital   Earnings  Income(Loss)   Stock       Equity
_________ ______  __________ ________ ______________ ________  _____________

Balance at January 1, 2002
3,962,440  $316    $44,041   $ 9,786      $2,686      $(6,704)    $50,125
  Exercise of stock options
   42,995     3        697         -           -            -         700
  Purchase of treasury stock
        -     -          -         -           -          (64)        (64)
  Unrealized holding gain
        -     -          -         -       2,030            -       2,030
  Dividends-common stock $0.58 per share
        -     -          -    (3,299)          -            -      (3,299)
  Five-for-four stock split
1,001,235    82        (85)        -           -            -          (3)
  Net income
        -     -          -     9,116           -            -       9,116
_________  ____    _______   _______      ______      _______     _______

Balance at December 31, 2002
5,006,670   401     44,653    15,603       4,716       (6,768)     58,605
  Exercise of stock options
  105,575     8      1,271         -           -            -       1,279
  Unrealized holding loss
        -     -          -         -        (216)           -        (216)
  Dividends-common stock $0.67 per share
        -     -          -    (3,850)          -            -      (3,850)
  Five-for-four stock split
1,277,894   102       (106)        -           -            -          (4)
  Net income
        -     -          -    10,284           -            -      10,284
_________  ____    _______   _______      ______      _______     _______

Balance at December 31, 2003
6,390,139   511     45,818    22,037       4,500       (6,768)     66,098
  Exercise of stock options
   98,902     8      1,555         -           -            -       1,563
  Unrealized holding gain
        -     -          -         -         223            -         223
  Dividends-common stock $0.71 per share
        -     -          -    (4,206)          -            -      (4,206)
  Net income
        -     -          -    11,350           -            -      11,350
_________  ____    _______   _______      ______      _______     _______
Balance at December 31, 2004
6,489,041  $519    $47,373   $29,181      $4,723      $(6,768)    $75,028
=========  ====    =======   =======      ======      =======     =======




              The accompanying notes are an integral part of these consolidated financial statements.


                    COMMERCIAL BANKSHARES, INC.
                          AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS
        for the years ended December 31, 2004, 2003 and 2002
                          (In Thousands)


                                                 2004       2003       2002
                                                 ____       ____       ____

Cash flows from operating activities:
     Net income                                $11,350    $10,284    $ 9,116
     Adjustments to reconcile net income to
        net cash provided by operating activities:
     Provision for loan losses                     310        360        170
     Income tax benefit from stock

        option exercise                            432        268         85
     Depreciation, amortization and
        accretion, net                             772      1,066        520
     Gain on disposal of premises and
        equipment, net                              (1)        (1)        (1)
     Gain on sale of investment securities, net      -       (128)       (33)
     Change in accrued interest receivable          12     (1,631)    (1,538)
     Change in other assets                       (754)       296       (837)
     Change in accounts payable and
        accrued liabilities                         33       (127)       835
     Change in accrued interest payable             55         (6)        (9)
                                               _______   ________   ________
        Net cash provided by operating
           activities                           12,209     10,381      8,308
                                               _______   ________   ________



Cash flows from investing activities:
     Proceeds from maturities of investment
        securities held to maturity             33,552    101,014     37,506
     Proceeds from maturities of investment
        securities available for sale           26,180    139,669     72,857
     Proceeds from prepayments of
        mortgage-backed securities
        held-to-maturity                         1,197      2,345      3,111
     Proceeds from sales of investment
        securities available for sale                -     26,659      7,196
     Proceeds from prepayments of
        mortgage-backed securities
        available for sale                       5,772     16,456     19,319
     Purchases of investment
        securities held to maturity                  -   (156,007)  (105,509)
     Purchases of investment
        securities available for sale         (102,921)  (155,528)  (166,490)
     Net change in loans                       (46,168)   (62,694)       315
     Purchases of premises and equipment          (470)      (458)      (628)
     Proceeds from disposal of
        premises and equipment                       1          1          1
                                               _______   ________   ________

        Net cash used in investing activities  (82,857)  ( 88,543)  (132,322)
                                               _______   ________   ________


Cash flows from financing activities:
     Net change in demand, savings,
        interest-bearing checking and
        money market accounts                   50,353     38,544     34,788
     Net change in time deposit accounts        34,019     35,019     83,932
     Net change in securities sold under
        agreements to repurchase                 7,451      6,505        269
     Dividends paid                             (4,131)    (3,495)    (3,190)
     Proceeds from exercise of stock options     1,131      1,007        612
     Purchase of treasury stock                      -          -        (64)
                                               _______   ________   ________
        Net cash provided by financing
           activities                           88,823     77,580    116,347
                                               _______   ________   ________


Increase (decrease) in cash and cash
   equivalents                                  18,175       (582)    (7,667)
Cash and cash equivalents at beginning of year  59,951     60,533     68,200
                                               _______   ________   ________

Cash and cash equivalents at end of year      $ 78,126   $ 59,951   $ 60,533
                                              ========   ========   ========

Supplemental disclosures:
    Interest paid (net of amounts
       credited to deposit accounts)          $  2,536   $  2,142   $  1,331
                                              ========   ========   ========

    Income taxes paid                         $  5,210   $  4,451   $  4,128
                                              ========   ========   ========


                 The accompanying notes are an integral part of these consolidated financial statements.


COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization and Summary of Significant Accounting Policies


Organization

Commercial Bankshares, Inc., a bank holding company, was incorporated on April 26, 1988, to acquire its wholly owned banking subsidiary, Commercial Bank of Florida (the "Bank"). The Bank, a Florida chartered banking corporation, engages in commercial banking and related businesses from its fourteen facilities located in Miami-Dade County and Broward County, Florida.


Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all intercompany accounts and transactions. The accounting policies and reporting practices of the Company and its subsidiary (collectively known as the "Company") conform to predominant practices in the banking industry and are based on accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, among others, the allowance for loan losses and valuation of investment securities. Actual results could differ from those estimates. The following is a description of the significant accounting policies.


Cash and Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of those reserve balances at December 31, 2004 and 2003, were approximately $18.3 million and $14.1 million, respectively.

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

Loans

Loans are reported at their principal outstanding balance net of the allowance for loan losses and deferred loan fees, net. Interest income is recognized when income is earned, using the effective interest method. Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments to interest income over the contractual life of the loan.

Allowance for Loan Losses

The allowance for loan losses is reported at a level that is sufficient to absorb probable loan losses. Management's evaluation of the adequacy of the allowance is based on a review of the risks inherent in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, the historical loan loss experience of the Bank and an analysis of the levels and trends of delinquencies, charge-offs and the risk ratings of the various loan categories. The level and trend of interest rates and the condition of the national and local economies are also considered.

Loss allowances are established for performing loans and pools of non-performing loans in accordance with Statement of Financial Accounting Standards, ("SFAS") No. 5, "Accounting for Contingencies." The identification of impaired loans is conducted in conjunction with the review of the adequacy of the allowance for loan losses. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."


The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance resulting from changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled principal and interest is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion considered uncollectible is charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless they are well collateralized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Interest receivable on loans placed on nonaccrual status is reversed against interest income. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of principal and interest are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount, are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

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




Goodwill

Goodwill represents the excess of the purchase price over the fair value of acquired net tangible assets acquired during the purchase of the Bank in 1988. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" which required that amortization of goodwill cease. Goodwill was evaluated for transitional impairment as of January 1, 2002. Impairment testing is updated annually by comparing the fair value of its net assets to the carrying value. Market capitalization is the basis for the measurement of fair value. As of December 31, 2004, no impairment of goodwill was found.


Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise acquired from the debtor in lieu of repayment of the debt. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value less estimated costs to sell. Upon transfer of a loan to foreclosed status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the allowance for loan losses. Revenues, expenses and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2004 and 2003, there were no other real estate owned.


Income Taxes


The parent company and its subsidiary file a consolidated federal income tax return. The parent company and its subsidiary entered into a tax-sharing agreement that provides for the allocation and payment of federal and state income taxes. The Company calculates income taxes using the liability method. Under the liability method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various assets and liabilities of the Company giving current recognition to change in tax rates and laws.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are disclosed in Note 8 of the Notes to Consolidated Financial Statements.


Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, mature within one day from the transaction date or upon demand. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying
securities.   Collateral consists of U.S. Government Agency and Municipal bonds.

Interest Rate Risk

The Company's profitability is dependent to a large extent on its net interest income, which is the difference between income on interest-earning assets and expense on interest-bearing liabilities. The Company, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive, or a positive gap, and more liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive, or a negative gap.
An asset-sensitive position will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment, while a liability-sensitive position will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment.
Fluctuations in interest rates are not predictable or controllable. The Company has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates.

Comprehensive Income (Loss)

The income tax effects related to the components of other comprehensive income are as follows (in thousands):

               2004                     2003                     2002
      ______________________   ______________________   ______________________

                Tax                      Tax                      Tax
             (Expense)                (Expense)                (Expense)
      Gross   Benefit   Net    Gross   Benefit   Net    Gross   Benefit   Net
      _____  _________  ___    _____  _________  ___    _____  _________  ___

Unrealized holding gain (loss)
  arising during period
      $356    ($133)   $223   ($214)     $79   ($135)  $3,256   ($1,205)$2,051
Reclassification adjustments
  for (gains) losses realized
  in net income
         -        -       -    (128)      47     (81)     (33)       12    (21)
      ____     ____    ____    ____     ____    ____   ______    ______ ______
Other comprehensive
  income (loss)
      $356    ($133)   $223   ($342)    $126   ($216)  $3,223   ($1,193)$2,030
      ====     ====    ====    ====     ====    ====   ======    ====== ======



Earnings Per Share Data

Earnings per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options. Per share data and weighted average shares outstanding have been adjusted in all periods presented for the stock splits which were effective on January 2, 2004 and January 3, 2003.


New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29". Under APB No. 29 there was an exception from fair value measurement for nonmonetary exchanges of similar productive assets. SFAS No. 153 replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, and shall be applied prospectively.
Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods after December 2004. The provisions of this statement are not expected to have a material effect on the financial statements of the Company.


In December 2004, the FASB issued SFAS No. 123 (revised 2004), entitled "Share-Based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the Company's financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) is a revision of SFAS No. 123, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Company currently applies APB No. 25 and related interpretations in the accounting for stock options under the intrinsic value method of APB No. 25 and provides pro forma disclosure of the Company's stock-based compensation expense as currently required by SFAS No. 123. See Note 12 of Notes to Consolidated Financial Statements for this pro forma disclosure. Management of the Company intends to adopt SFAS No. 123(R) as required on July 1, 2005, using the modified prospective application method. As of July 1, 2005, the Company will have no awards granted in prior years for which the requisite service has not yet been rendered. The provisions of this statement are not expected to have a material effect on the financial statements of the Company.


In March 2004, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The consensus provides guidance on the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investment in Debt and Equity Securities" and to equity securities accounted for under the cost method. The guidance was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The guidance in paragraphs 10-20 of EITF 03-1 which covers how to evaluate and recognize an impairment loss that is other than temporary would have been effective for the quarter ended September 30, 2004. However, on September 30, 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1 delaying the effective date of the guidance in these paragraphs pending finalization of implementation guidance for these paragraphs proposed in a draft FSP entitled EITF Issue 03-1-a. Due to the significant volume of generally critical responses to the proposed FSP Issue 03-1-a, the FASB is reconsidering the measurement and recognition guidance for all securities analyzed for impairment in accordance with paragraphs
10-20 of EITF 03-1 in its entirety. Management continues to apply existing relevant "other-than-temporary impairment" guidance related to securities and is closely monitoring developments related to this issue and the potential impact to the Company.


Reclassification

Certain reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation.



2. Investment Securities

The amortized cost and fair values of investment securities are summarized as follows (in thousands):

                                            December 31, 2004
                              _____________________________________________

                                            Gross        Gross
                              Amortized   Unrealized   Unrealized   Fair
                                Cost        Gains        Losses     Value
                              _________   __________   __________   _____

Available for Sale Securities:
U.S. Government Agencies       $121,297     $  631      $  (881)   $121,047
Municipals                       50,331      2,133            -      52,464
Corporate stock                   2,312      5,362            -       7,674
                               ________     ______      _______    ________

                               $173,940     $8,126      $  (881)   $181,185
                               ========     ======      =======    ========


Held to Maturity Securities:
U.S. Government Agencies       $149,576     $   74      $(3,546)   $146,104
Municipals                        1,618         57            -       1,675
                               ________     ______      _______    ________

                               $151,194     $  131      $(3,546)   $147,779
                               ========     ======      =======    ========


                                            December 31, 2003
                              _____________________________________________

                                            Gross        Gross
                              Amortized   Unrealized   Unrealized   Fair
                                Cost        Gains        Losses     Value
                              _________   __________   __________   _____

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
                               ========     ======      =======    ========


The amortized cost and fair value of investment securities excluding corporate stock at December 31, 2004, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                       Available for Sale Held to Maturity
                                       __________________ ________________

                                        Amortized   Fair  Amortized   Fair
                                           Cost    Value    Cost     Value
                                           ____    _____    ____     _____

Due in one year or less                  $ 3,300  $ 3,322 $    200 $    208
Due after one year through five years     72,916   72,554    1,215    1,253
Due after five years through ten years    29,742   30,500      813      860
Due after ten years                       65,670   67,135  148,966  145,458


Gross gains of $0, $246,392 and $54,834, respectively, and gross losses of $0, $118,665 and $21,463, respectively, during 2004, 2003 and 2002, were realized on the sale of investment securities. At December 31, 2004 and 2003, investment securities with an amortized cost of approximately $112 million and $86 million, respectively, were pledged as collateral for securities sold under agreements to repurchase, time deposits of governmental entities, treasury tax and loan deposits and other borrowed funds.

The following tables classify those securities in an unrealized loss position at December 31, 2004 and 2003, based upon length of time in a continuous loss position; less than 12 months, or 12 months or more. The tables show the current fair value of the securities and the amount of unrealized loss for each category of investment (in thousands).

                                    As of December 31, 2004
                  ______________________________________________________________

                  Less than 12 Months  12 Months or more         Total
                  ____________________ ____________________ ____________________

                            Unrealized           Unrealized           Unrealized
                  Fair Value   Loss    Fair Value   Loss    Fair Value   Loss
                  __________  ______   __________  ______   __________  ______

U.S. Government
   Agencies        $139,597   $  987    $96,191    $3,440    $235,788   $4,427
Municipals                -        -          -         -           -        -
                   ________   ______    _______    ______    ________   ______

Total              $139,597   $  987    $96,191    $3,440    $235,788   $4,427
                   ========   ======    =======    ======    ========   ======


                                   As of December 31, 2003
                  ______________________________________________________________

                  Less than 12 Months  12 Months or more        Total
                  ____________________ ____________________ ____________________

                            Unrealized           Unrealized           Unrealized
                  Fair Value   Loss    Fair Value   Loss    Fair Value   Loss
                  __________  ______   __________  ______   __________  ______

U.S. Government
   Agencies        $158,330   $6,867      $   -      $  -    $158,330   $6,867
Municipals              595        1          -         -         595        1
                   ________   ______      _____      ____    ________   ______

Total              $158,925   $6,868      $   -      $  -    $158,925   $6,868
                   ========   ======      =====      ====    ========   ======


There were 31 securities and 22 securities in an unrealized loss position at December 31, 2004 and December 31, 2003, respectively. All securities are U.S. government agency bonds. The unrealized losses are the result of interest rate movements.


3. Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):

                                                December 31,
                                          _____________________

                                             2004         2003
                                             ____         ____

Commercial and financial                  $ 41,866     $ 48,748
Real estate mortgages   	           385,829      335,523
Installment and other                       31,224       29,179
Overdrafts                                   1,092          296
                                          ________     ________

                                           460,011      413,746
Less: Allowance for loan losses             (5,312)      (4,873)
         Deferred loan fees, net              (741)        (773)
                                          ________     ________

         Total loans, net                 $453,958     $408,100
                                          ========     ========

Loans on which the accrual of interest has been discontinued amounted to $0 at December 31, 2004 and 2003. If non-accrual loans were on full accrual, additional interest income of $0 would have been recorded during 2004, 2003 and 2002. At December 31, 2004 and 2004, there were no impaired loans.

The total amount of loans to directors and executive officers amounted to $3.9 million and $5.3 million at December 31, 2004 and 2003, respectively. Transactions for loans to directors and executive officers for the years ended December 31, 2004 and 2003 were as follows (in thousands):

                                                     2004       2003
                                                     ____       ____

Balance, beginning of period                        $5,324     $6,529
Loans and advances                                   1,238      1,030
Payments                                            (2,705)    (2,235)
                                                    ______     ______

Balance, end of period                              $3,857     $5,324
                                                    ======     ======


Transactions in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 were as follows (in thousands):

                                                   2004     2003     2002
                                                   ____     ____     ____

Balance, beginning of year                        $4,873   $4,751   $4,642
Provision charged to operations                      310      360      170
Loans charged off                                    (21)    (246)     (67)
Recoveries                                           150        8        6
                                                  ______   ______   ______

Balance, end of year                              $5,312   $4,873   $4,751
                                                  ======   ======   ======


4. Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):

                                             December 31,
                                         ___________________
                                                                    Estimated
                                            2004      2003         Useful Life
                                            ____      ____         ___________

Land                                     $ 5,381   $ 5,381              -
Buildings                                  6,646     6,646	  25 to 40 years
Leasehold and other property improvements  2,391     2,356 	   3 to 10 years
Furniture, fixtures and equipment          4,467     4,215	   4 to 20 years
Software                                     840       705           2.5 years
Other                                        111       107 	      3 years
                                         _______   _______

                                          19,836    19,410
Less: accumulated depreciation
      and amortization                    (7,644)   (6,990)
                                         _______   _______

                                         $12,192   $12,420
                                         =======   =======



Depreciation expense for 2004, 2003 and 2002 was $428,000, $348,000 and $301,000, respectively.


The Bank leases office and parking spaces for various banking facilities. The leases have initial terms expiring in 2007 through 2012 and are renewable by the Bank for up to 10 years. Under these leases, rents will increase annually, either at fixed rates or at rates based on various escalation clauses. On certain leases, in addition to the base rate payment, the Bank pays a monthly allocation of the building's operating expenses. Rental expense was approximately $530,700, $519,500 and $461,000 in 2004, 2003 and 2002, respectively. As of December 31, 2004, future minimum rental commitments for all noncancelable operating leases with initial or remaining terms in excess of one year were as follows (in thousands):



    	Year Ending December 31,
           2005                 $  450
           2006                    463
           2007                    314
           2008                    266
           2009                    275
           Thereafter              575
                                ______

                                $2,343
                                ======

5. Securities Sold Under Agreements To Repurchase

Interest expense on securities sold under agreements to repurchase aggregated $740,000, $722,000 and $988,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The following sets forth information concerning securities sold under agreements to repurchase for the periods indicated:

                                               As of and For The Years Ended
                                               _____________________________

                                                        December 31,
                                               _____________________________

                                                  2004      2003     2002
                                                  ____      ____     ____

                                                   (Dollars in Thousands)

Maximum amount of outstanding agreements
   at any month-end during the year              $76,561   $62,092  $64,585
Average amount outstanding during the year        63,058    55,450   55,644
Weighted average interest rate for the year        1.18%     1.30%    1.77%


As of December 31, 2004, securities sold under agreements to repurchase with a carrying value of $60.0 million and a market value of $60.0 mature on January 1, 2005. The remaining securities sold under agreements to repurchase mature upon demand and have a carrying value of $7.7 million and a market value of $7.7 million.


6. Interest Expense

Interest expense on interest-bearing checking, money market, savings and time deposits was as follows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

                                       	   2004         2003         2002
                                           ____         ____         ____

Interest-bearing checking                $   322      $   372      $   417
Money market                                 816          829        1,065
Savings                                      183          286          277
Time                                       9,747        9,463        8,911
                                         _______      _______      _______

                                         $11,068      $10,950      $10,670
                                         =======      =======      =======



Certificates of deposit in denominations of $100,000 or more were approximately $203 million and $171 million at December 31, 2004 and 2003, respectively. Interest expense related to these certificates of deposit was approximately $4.9 million, $4.4 million and $3.9 million in 2004, 2003 and 2002, respectively.


7. Other Non-Interest Expense

Some of the more significant expenses included in other expenses in the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, were as follows (in thousands):

                                               2004        2003       2002
                                               ____        ____       ____

Stationery and supplies                       $  273      $  239     $  255
Administrative service charges                   259         237        238
Security                                         221         175        153
Telephone                                        154         189        239
State fees and assessments                       139         128        106
Armored carrier and courier                      118         123        115
Donations                                        116          59        115
Other                                            587         604        471
                                              ______      ______     ______

                                              $1,867      $1,754     $1,692
                                              ======      ======     ======



8. Income Taxes

The components of the net deferred tax asset as of December 31, 2004 and 2003, were as follows (in thousands):

                                               2004         2003
                                               ____         ____

Deferred tax assets:
   Allowance for loan losses                 $2,049        $1,753
   Goodwill amortization                        815           989
   Investment in securities                     165           164
   Depreciation of fixed assets                 121           105
   Other                                          8            10
                                             ______        ______

   Total deferred tax asset                   3,158         3,021
                                             ______        ______

Deferred tax liabilities:
   Unrealized gain on investment securities   2,522         2,391
                                             ______        ______

   Total deferred tax liability               2,522         2,391
                                             ______        ______

   Net deferred tax asset                    $  636        $  630
                                             ======        ======

Income taxes payable as of December 31, 2004 and 2003 were $151,000 and $127,000, respectively.

The components of the provision for income taxes for the years ended December 31, 2004, 2003 and 2002 were as follows (in thousands):

                                         2004      2003      2002
                                         ____      ____      ____

Current-federal                         $4,853    $3,871    $3,111
Current-state                              941       817       719
Deferred-federal                          (133)      118       165
Deferred-state                              (4)       13        19
                                        ______    ______    ______

                                        $5,657    $4,819    $4,014
                                        ======    ======    ======

The following table reconciles taxes at the federal statutory rate with the effective rate for 2004, 2003 and 2002:

                                         2004      2003      2002
                                         ____      ____      ____

Federal statutory rate                    35%       34%       34%
State taxes                                4%        4%        3%

Tax-exempt investment income              (5%)      (5%)      (6%)
Other, net                                (1%)      (1%)       -
                                          ___       ___       ___

Effective tax rate                        33%       32%       31%
                                          ===       ===       ===


9. Earnings Per Share

Earnings per share have been computed by dividing net income by the weighted average number of shares of common stock (basic earnings per share) and by the weighted average number of shares of common stock plus dilutive shares of common stock equivalents outstanding (diluted earnings per share).
Common stock equivalents include the effect of all outstanding stock options, using the treasury stock method. Per share data and weighted average shares outstanding have been adjusted for the two five-for-four stock splits which were effective on January 2, 2004 and January 3, 2003.

The following table reconciles the weighted average number of shares (denominator) used to calculate basic and diluted earnings per share (in thousands, except per share amounts):

                                  For the Year Ended December 31, 2004
                                 ______________________________________

                                   Income         Shares      Per Share
                                 (Numerator)   (Denominator)   Amount
                                  _________     ___________    ______

Basic EPS	                   $11,350         5,916        $1.92
Effect of dilutive options               -           318        (0.10)
                                   _______         _____        _____

Diluted EPS                        $11,350         6,234        $1.82
                                   =======         =====        =====



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
                                   =======         =====        =====


                                  For the Year Ended December 31, 2002
                                 ______________________________________


                                   Income         Shares      Per Share
                                 (Numerator)   (Denominator)   Amount
                                  _________     ___________    ______

Basic EPS	                   $9,116          5,682        $1.60

Effect of dilutive options              -            264        (0.07)
                                   _______         _____        _____

Diluted EPS                        $9,116          5,946        $1.53
                                   =======         =====        =====


Options to purchase 76,875, 2,500 and 43,500 shares of common stock at $26.66, $25.94 and $24.52, respectively, per share were outstanding at December 31, 2003, which were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.


10. Employee Benefit Plan

The Bank has a qualified contributory profit sharing plan covering substantially all eligible employees. The Bank's contributions to the plan were approximately $222,000, $188,000 and $167,000 in 2004, 2003 and 2002, respectively.


11. Commitments and Contingencies

The Bank is involved in litigation arising from the ordinary course of business. In the opinion of management, the outcome of this litigation will not have a significant effect on financial position or results of operations.


The Company and the Bank have entered into employment agreements with four officers. The additional terms of the agreements range from one to three years. Compensation and benefits under these agreements are determined by the Board of Directors. Compensation and benefits are provided in certain defined circumstances, including change in control of the Company.


12. Stock Transactions

On November 18, 2002 and November 13, 2003, the Company's Board of Directors authorized five-for-four stock splits, to be effective on January 3, 2003 and January 2, 2004. Earnings per share amounts have been restated to retroactively reflect these transactions.

In March 2004, the Board of Directors adopted two stock option plans: the 2004 Outside Director Stock Option Plan and the 2004 Employee Stock Option Plan, which were approved by the shareholders in April 2004. Under the terms of the plans, the option price is not less than the fair market value of the common stock on the date of the grant. The maximum number of shares that may be issued under the 2004 Outside Director Stock Option Plan and 2004 Employee Stock Option Plan are 50,000 and 250,000, respectively. Options granted under the 2004 Outside Director Stock Option Plan are immediately exercisable and are for a term of ten years. At December 31, 2004, there were 37,500 shares available for future option grants under the 2004 Outside Director Stock
Option Plan. Options granted under the 2004 Employee Stock Option Plan are exercisable one year after the date of grant and are for a term of ten years. At December 31, 2004, there were 219,000 shares available for future option grants under this plan.

In March 2004, the 1994 Outside Director Stock Option Plan and the 1994 Performance Stock Option Plan expired with 47,850 and 256,302 shares available, respectively, for future options grants. All options granted under these plans are currently exercisable. Options granted will expire, if not exercised, ten years after the date of grant. The current status of options outstanding and the activity for 2004, 2003 and 2002 are presented below:


                                               2004                2004
                                        Outside Director         Employee
                                        Stock Option Plan   Stock Option Plan
                                        __________________  __________________

                                                  Weighted            Weighted
                                         Number    Average    Number   Average
                                           Of     Exercise      of     Exercise
                                        Options     Price    Options    Price
                                        _______     _____    _______    _____

Options outstanding, December 31, 2003        -    $    -          -    $    -
Granted                                  12,500     24.52     31,000     24.52
Exercised                                     -         -          -         -
                                         ______    ______     ______    ______

Options outstanding, December 31, 2004   12,500    $24.52     31,000    $24.52
                                         ======    ======     ======    ======
Options exercisable, December 31, 2004   12,500    $24.52          -    $    -
                                         ======    ======     ======    ======




                                               1994                1994
                                         Outside Director       Performance
                                         Stock Option Plan   Stock Option Plan
                                        __________________  __________________

                                                  Weighted            Weighted
                                         Number    Average    Number   Average
                                           Of     Exercise      of     Exercise
                                        Options     Price    Options    Price
                                        _______     _____    _______    _____

Options outstanding, December 31, 2001  297,675    $10.55    376,770    $10.15
Granted                                  46,878     18.24     52,343     18.24
Exercised                               (17,963)     9.90    (25,032)     8.65
                                        _______    ______    _______    ______

Options outstanding, December 31, 2002  326,590     11.69    404,081     11.29
Granted                                  35,000     26.66     48,125     26.62
Exercised                               (32,004)     7.53    (73,571)     7.72
                                        _______    ______    _______    ______

Options outstanding, December 31, 2003  329,586     13.78    378,635     14.11
Granted                                       -         -          -         -
Exercised                               (50,237)    13.20    (48,665)     9.61
                                        _______    ______    _______    ______

Options outstanding, December 31, 2004  279,349    $13.88    329,970    $14.77
                                        =======    ======    =======    ======
Options exercisable, December 31, 2004  279,349    $13.88    329,970    $14.77
                                        =======    ======    =======    ======


Summarized below is information about stock options outstanding and exercisable at December 31, 2004:

                     2004 Outside Director Stock Option Plan
                 ___________________________________________________

                           Outstanding               Exercisable
                 _____________________________   ___________________

Exercise Price   Number of   Average   Average   Number of   Average
   Range          Shares     Life(1)   Price(2)   Shares     Price(2)
______________   _________   _______   _______   _________   _______

    $24.52         12,500      9.5      $24.52     12,500     $24.52
                   ______                          ______

                   12,500                          12,500
                   ======                          ======



                         2004 Employee Stock Option Plan
                 ___________________________________________________

                           Outstanding               Exercisable
                 _____________________________   ___________________

Exercise Price   Number of   Average   Average   Number of   Average
   Range          Shares     Life(1)   Price(2)   Shares     Price(2)
______________   _________   _______   _______   _________   _______

    $24.52         31,000      9.5      $24.52          -     $    -
                   ______                          ______

                   31,000                               -
                   ======                          ======




                      1994 Outside Director Stock Option Plan
                 ___________________________________________________

                           Outstanding               Exercisable
                 _____________________________   ___________________



Exercise Price   Number of   Average   Average   Number of   Average
   Range          Shares     Life(1)   Price(2)   Shares     Price(2)
______________   _________   _______   _______   _________   _______

 $ 5.56- 8.00      49,393      1.1     $ 8.54      49,393     $ 8.54
 $ 8.01-11.50      60,196      4.1      10.27      60,196      10.27
 $11.51-16.50      99,445      5.0      13.60      99,445      13.60
 $16.51-23.00      39,065      7.5      18.24      39,065      18.24
 $23.01-26.66      31,250      8.5      26.66      31,250      26.66
                  _______                         _______

                  279,349                         279,349
                  =======                         =======



                        1994 Performance Stock Option Plan
                 ___________________________________________________

                           Outstanding               Exercisable
                 _____________________________   ___________________


Exercise Price   Number of   Average   Average   Number of   Average
   Range          Shares     Life(1)   Price(2)   Shares     Price(2)
______________   _________   _______   _______   _________   _______

 $ 5.56- 8.00      42,483      1.2     $ 7.39      42,483     $ 7.39
 $ 8.01-11.50      64,468      3.9      10.17      64,468      10.17
 $11.51-16.50     123,332      5.0      13.65     123,332      13.65
 $16.51-23.00      51,562      7.5      18.24      51,562      18.24
 $23.01-26.66      48,125      8.5      26.66      48,125      26.66
                  _______                         _______

                  329,970                         329,970
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


The compensation expense, net of income tax effect, if recognized, would have resulted in a decrease in the pro forma amounts indicated below, for the years ended December 31, 2004, 2003 and 2002:

                                           2004       2003        2002
                                           ____       ____        ____

                                     (In Thousands, Except Per Share Amounts)
Net income - as reported                 $11,350    $10,284      $9,116
Deduct total stock based employee
  and director compensation expense
  determined under the fair value
  based method for all awards, net
  of related tax effects                    (254)      (307)       (226)
                                         _______    _______      ______

Pro forma net income                     $11,096    $ 9,977      $8,890
                                         =======    =======      ======
Earnings per share:
  Basic - as reported                    $  1.92    $  1.78      $ 1.60
  Basic - pro forma                         1.88       1.73        1.56
  Diluted - as reported                     1.82       1.69        1.53
  Diluted - pro forma                       1.78       1.64        1.50


The weighted average fair value of options granted during 2004, 2003 and 2002, were $16.02, $5.87 and $4.52, respectively. The weighted average fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: dividend yield of 1.84%, 2.48% and 2.62%; expected volatility of 25.2%, 23.5% and 21.6%; risk-free interest rate of 2.67%, 2.20% and 2.45%; and expected life of 9.5 years for each of the three years.



13.  Commercial Bankshares, Inc. (Parent Company Only) Financial Information


                          Condensed Balance Sheets
                               (In Thousands)

                                                             December 31,
                                                       ______________________

                                                          2004         2003
                                                          ____         ____
     Assets:
        Cash and cash equivalents                       $ 6,498      $ 4,406
        Investment in banking subsidiary                 64,561       58,704
        Other investments                                 5,392        3,769
        Goodwill, net                                       253          253
        Other assets                                      1,400        1,324
                                                        _______      _______

           Total assets                                 $78,104      $68,456
                                                        =======      =======

     Liabilities and stockholders' equity:
        Other liabilities                               $ 3,076      $ 2,358
        Stockholders' equity                             75,028       66,098
                                                        _______      _______

           Total liabilities and stockholders' equity   $78,104      $68,456
                                                        =======      =======


                         Condensed Statements of Income
                                 (In Thousands)

                                                  Years ended December 31,
                                               _____________________________

                                                 2004       2003       2002
                                                 ____       ____       ____
Income:
   Interest on investments                     $   202     $  144     $  118
   Other                                             -          -        100
                                               _______     ______     ______

      Total income                                 202        144        218
                                               _______     ______     ______
Expenses:
   Other                                           256        176         77
                                               _______     ______     ______

      Total expenses                               256        176         77
                                               _______     ______     ______

      (Loss) income before income taxes and equity
         in undistributed earnings of subsidiary   (54)       (32)       141
(Benefit) provision for income taxes               (51)       (34)        21
                                               _______     ______     ______

      (Loss) income before equity in undistributed
         earnings of subsidiary                     (3)         2        120
Equity in undistributed earnings of subsidiary  11,353     10,282      8,996
                                               _______     ______     ______

      Net income                               $11,350    $10,284     $9,116
                                               =======    =======     ======




                     Condensed Statements of Cash Flows
                               (In Thousands)

                                            Years ended December 31,
                                            2004        2003         2002


Cash flows from operating activities:
  Net income                              $11,350     $10,284       $9,116
  Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
    Equity in undistributed earnings
      of subsidiary                       (11,353)    (10,282)      (8,996)
    Change in other assets                     24          15         (123)
    Change in other liabilities               473         261          (82)
                                          _______     _______       ______

    Net cash used in operating activities     494         278          (85)
                                          _______     _______       ______

Cash flows from investing activities:
  Purchases of investment securities
    available for sale                         (2)          -            -
                                          _______     _______       ______

    Net cash used in investing activities      (2)          -            -
                                          _______     _______       ______

Cash flows from financing activities:
  Proceeds from exercise of stock options   1,131       1,007          612
  Purchase of treasury stock                    -           -          (64)
  Dividends received from subsidiary        4,600       4,000        2,776
  Management fee received from subsidiary       -           -          100
  Dividends paid                           (4,131)     (3,495)      (3,190)
                                          _______     _______       ______
    Net cash provided by financing
      activities                            1,600       1,512          234
                                          _______     _______       ______

Increase in cash and cash equivalents       2,092       1,790          149
Cash and cash equivalents at beginning
  of year                                   4,406       2,616        2,467
                                          _______     _______       ______

Cash and cash equivalents at end of year  $ 6,498     $ 4,406       $2,616
                                          =======     =======       ======


14. Regulatory Matters

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts (dollars in thousands) and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.


                                                                 To Be Well
                                                             Capitalized Under
                                            For Capital      Prompt Corrective
                         Actual          Adequacy Purposes   Action Provisions
                     _______________     _________________   _________________

                     Amount    Ratio     Amount     Ratio     Amount     Ratio
                     ______    _____     ______     _____     ______     _____

As of December 31, 2004:
  Total capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                    $77,776    14.18%   > $43,884  > 8.00%        n/a     n/a
    Commercial Bank of Florida
                     68,656    12.57%   >  43,708  > 8.00%    $54,636   10.00%

  Tier I capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                     70,052    12.77%   >  21,942  > 4.00%        n/a     n/a
    Commercial Bank of Florida
                     63,344    11.59%   >  21,854  > 4.00%     32,781    6.00%

  Tier I capital (to total assets):
    Commercial Bankshares, Inc.
                     70,052     7.87%   >  26,693  > 3.00%        n/a     n/a
  Tier I capital (to average assets):
    Commercial Bank of Florida
                     63,344     7.23%   >  26,288  > 3.00%     43,814    5.00%


As of December 31, 2003:
  Total capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                    $67,902    13.87%   > $39,157  > 8.00%        n/a     n/a
    Commercial Bank of Florida
                     61,594    13.62%   >  36,171  > 8.00%    $45,214   10.00%
  Tier I capital (to risk weighted assets):
    Commercial Bankshares, Inc.
                     61,345    12.53%   >  19,578  > 4.00%        n/a     n/a
    Commercial Bank of Florida
                     56,721    12.55%   >  18,085  > 4.00%     27,128    6.00%

  Tier I capital (to total assets):
    Commercial Bankshares, Inc.
                     61,345     7.78%   >  23,652  > 3.00%        n/a     n/a
  Tier I capital (to average assets):
    Commercial Bank of Florida
                     56,721     7.32%   >  23,253  > 3.00%     38,755    5.00%


Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. At January 1, 2005, the Bank could have paid dividends to the Company aggregating $30.6 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the Bank.



Cash dividends declared by the Company totaled $4.2 million and $3.9 million in 2004 and 2003, respectively. Dividends declared but not yet paid amounted to $1.3 million and $1.2 million at December 31, 2004 and 2003, respectively. The dividend payout ratio was 1.84% and 2.48% for 2004 and 2003, respectively.



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

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at December 31, 2004 and 2003 were $46 million and $40 million, respectively. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

The Bank is a party to financial instruments with off-balance sheet credit risk which arise in the normal course of business and which involve elements of credit and liquidity risk. Among such financial instruments are commercial letters of credit and standby letters of credit. A summary of the Bank's outstandings at December 31, 2004 is as follows:

     Standby letters of credit          $5,853,000
     Commercial letters of credit       $  244,000

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

Standby letters of credit represent irrevocable guarantees by the Bank for the performance of specified financial obligations and arise in the normal course of business. These financial instruments have fixed maturity dates, and, since many of them expire without being drawn, they do not generally present a significant liquidity risk to the Bank. As of December 31, 2004, the Bank's standby letters of credit have an aggregate carrying value of $5.9 million, range in term from ten days to 349 days, and are generally secured by collateral or the goods acquired by the customer for which the standby letter of credit was issued.

Concentrations of Credit Risk

The Bank primarily grants loans for which South Florida real estate is the collateral. As of December 31, 2004, real estate mortgages represent 84% of total loans. The borrowers' ability to honor their contracts is substantially dependent upon the general economic conditions of the region. As of December 31, 2004, the Bank's ten largest loan relationships had an aggregate balance of $107 million, representing 23% of total loans. As of December 31, 2003, the Bank's ten largest loan relationships had an aggregate balance of $95 million, representing 23% of total loans.


16. Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instrument for which it is practicable to estimate that value.


Cash and Due from Banks and Federal Funds Sold

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 in the Notes to Consolidated Financial Statements provides information on estimated fair values at December 31, 2004 and 2003.

Loans

A significant portion of loans is comprised of prime-based loans and treasury bill-based loans. The fair value of these types of loans is the carrying amount of the loan. At December 31, 2004, variable rate loans amounted to approximately $398 million or 87% of total loans. Fixed rate loans maturing within the next year totaled $14 million or an additional 3% of total loans. At December 31, 2003, variable rate loans amounted to approximately $342 million or 83% of total loans. Fixed rate loans maturing within the next year totaled $13 million or an additional 3% of total loans. The fair value of these types of loans is the carrying amount of the loan. Market value of fixed rate loans with maturities in excess of one year, representing approximately 10% of the loan portfolio as of December 31, 2004 and 14% as of December 31, 2003, approximates carrying value based on terms and maturity of those loans and current borrowing rates.


Deposit Liabilities and Short-term Borrowed Funds

The fair value of demand, savings, interest-bearing checking and money market deposits and of borrowings under repurchase agreements is the amount payable on demand (carrying amount). The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. At December 31, 2004, the fair value of time deposits approximates carrying value, which includes time deposits of $220 million due within twelve months, or 58% of total time deposits. At December 31, 2003, time deposits of $250 million due within twelve months represented 73% of total time deposits.


Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. The fair value of letters of credit is based on fees currently charged for similar agreements. At December 31, 2004, a significant portion of the letter of credit portfolio is scheduled to expire within twelve months. The fair value of these commitments approximates the committed amounts.


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






          COMMERCIAL BANK OF FLORIDA
                  OFFICERS

Joseph W. Armaly       Chairman and CEO
Jack J. Partagas       President and COO
Bruce P. Steinberger   Executive Vice President
Barbara E. Reed        Senior Vice President and CFO
Steven Capellan        Senior Vice President
David E. DiMuro        Senior Vice President
Phillips G. Gay, Jr.   Senior Vice President
Hal Kaufman            Senior Vice President
Joseph Kertis, Jr.     Senior Vice President
Dennis G. Longo        Senior Vice President
John M. Maroon         Senior Vice President
Tony Maroon            Senior Vice President
Raul M. Zarranz        Senior Vice President
William S. Dieterle    Director of Internal Audit
Stephen W. Armaly      Vice President
Sherryl Bowein         Vice President
Nora Clavijo           Vice President
Ralph E. Coman         Vice President
Elena Correa           Vice President
Valerie Dacks          Vice President
Sherri Feinstein       Vice President and Controller
Susan Ferbin           Vice President
Peter Fernandez        Vice President
Diana C. Goudie        Vice President
Nancy Hernandez        Vice President
Mary Lou Hutcheson     Vice President
Paul Larkin            Vice President
Alfred P. Lettera      Vice President
Wendy Robinson         Vice President
Robert D. Singleton    Vice President
Fay Marie Stephens     Vice President
Pamela Tucker          Vice President
Deborah Winkles        Vice President
Constance Bauer        Assistant Vice President
Ann Bovard             Assistant Vice President
Luis A. Castillo       Audit Manager
Mari M. Colina         Assistant Vice President
Anne E. Cook           Assistant Vice President
Mercedes De Quesada    Assistant Vice President
Carlos A. Grosso       Investment Officer
Theresa Hilson         Assistant Vice President
C. Margaret Humphrey   Assistant Vice President
Wendy M. Knowles       Assistant Vice President
Sue Marchetti          Assistant Vice President
Christina Ojeda        Assistant Vice President
Brenda Paul            Assistant Vice President
Margaret Rizzotto      Assistant Vice President
Mary Robbins           Assistant Vice President
Lidia Rodriguez        Assistant Vice President
Marisella Salado       Commercial Loan Officer
Linda Schubowsky       Assistant Vice President
Terri Stockwell        Assistant Vice President
Laurie Taylor          Assistant Vice President
Rose Torres            MIS Officer
Delia Yepez            Assistant Vice President
James F. Zimny, Jr.    Assistant Vice President
Alberto Berrios        Assistant Cashier
Maria Coffey           Assistant Cashier
Aida De La Campa       Assistant Cashier
Otniel Dominguez       Assistant Cashier
Aurora Franquiz        Mortgage Loan Specialist
Aletha Jackson         Assistant Cashier
Carol Paul Lewis       Assistant Cashier
Angela Martinez        Assistant Cashier
Ileana Medina          Loan Operations Officer
Alice Milhet           Assistant Cashier
Ruben Molina           Assistant Cashier
Damien Ramirez         Commercial Loan Officer
Liliana Ramos          Assistant Cashier
Jennifer Robles        Assistant Cashier
Rochelle Thornton      Assistant Cashier
Linda K. Wood          Installment Loan Officer


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



Annual Meeting
Thursday, April 21, 2005, at 10:00 a.m.
1550 S.W. 57th Avenue
Boardroom
Miami, Florida 33144

Transfer Agent
Mellon Investor Services

Independent Registered Certified Public Accounting Firm
PricewaterhouseCoopers LLP
Miami, Florida

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


