Form 10-K, Exhibit 13
period 2005-12-31
COMMERCIAL BANKSHARES INC
filed 2006-03-16
CIK 354562

2005 Form 10-K

2005 ANNUAL REPORT COMMERCIAL BANKSHARES, INC.

Page 1	Letter to Shareholders
Page 2	Summary Consolidated Financial Information
Page 4	Management's Discussion and Analysis
Page 18	Management’s Report on Internal Control Over Financial Reporting
Page 19	Report of Independent Registered Public Accounting Firm

Corporate Profile
Commercial Bankshares, Inc. is a bank holding company whose subsidiary, Commercial Bank of Florida, operates fourteen branches in two of Florida's fastest growing counties: Miami-Dade and Broward. Since its inception in 1988, the Company has grown to $1.0 billion in assets through acquisitions and internal growth. Lead by seasoned South Florida bankers, the Company is committed to extending its personalized "hometown" banking services to other communities in the South Florida area.

Page 20	Consolidated Financial Statements
Page 24	Notes to Consolidated Financial Statements
Page 41	Directors and Officers of the Company and Subsidiary Bank
Page 42	Subsidiary Bank Locations

To Our Shareholders:

It gives me great pleasure to present you with the Company’s results for 2005.  The year was marked with outstanding achievements and a new milestone, as total assets surpassed the $1 billion mark.  Notable accomplishments include extraordinary internal deposit growth, double-digit loan growth, strong earnings and excellent asset quality.  The strength and consistency of our results continues to add value to our franchise.  We hope that you share in our enthusiasm for these exceptional results.

Net income rose to a record $12.1 million, a 7% increase over 2004 earnings of $11.4 million.  Diluted earnings per share were $1.93 for 2005, as compared to $1.82 for 2004.  The return on average assets closed the year at 1.27% and return on average equity was 15.53%.  The Company’s consistent performance in earnings, despite difficult market conditions and vigorous competition, emphasizes the Company’s strength and value.

Earnings for the fourth quarter of 2005 were $3.11 million, a 4% increase over earnings for the same period in 2004 of $2.98 million.  Diluted earnings per share were $0.50 for the fourth quarter of 2005, as compared to $0.47 for the same period in 2004.  Fourth quarter earnings represent a 1.22% return on average assets and a 15.44% return on average equity.

Internal deposit growth was once again outstanding, with total deposits reaching $846 million at December 31, 2005.  This is a 14% increase from the prior year closing balance of $739 million.  Total assets also increased by 16% to close the year at $1.03 billion, as compared to $888 million one year ago.  Internal deposit growth was generated entirely from the Company’s existing branch network.  We attribute our strong internal deposit growth to South Florida’s robust banking market, coupled with the high level of personal service that we, as a local institution, are able to provide to our customers.  We will work diligently to continue this positive growth trend, both at current locations and through expansion should favorable opportunities arise.

The loan portfolio recorded remarkable growth, closing the year with a net balance of $503 million.  This is an increase of 11% from the December 31, 2004 closing balance of $455 million.  The South Florida market place is a highly competitive arena for high-quality lending relationships.  We have found continued success in building the portfolio without compromising our traditional stringent underwriting policy.  The allowance for loan losses closed the year at $5.4 million, or 1.06% of total loans.  Asset quality remained stellar, as there were no non-performing assets as of December 31, 2005.

The Company’s capital position remains healthy, with leverage capital, tier 1 risk-based capital and total risk-based capital ratios of 7.62%, 12.84% and 14.11%, respectively, at December 31, 2005.  The dividend yield, at 2.01%, or $.71 per share, was once again strong.  We believe that returning a portion of  profits to our shareholders via a solid dividend, while maintaining strong capital for the growth of the Company, provides a good balance for our shareholders.

2005 was an interesting and exciting year, marked with accomplishments and challenges.  Reaching $1 billion in assets did not change our Company in any fundamental way, yet it does mark a passage to a new level and provides a benchmark to assess the successes and challenges that lay ahead  for our Company.  We will continue to move forward into 2006, looking for new opportunities for growth, profitability and value for you, our loyal shareholders.

As always, I sincerely welcome your calls and letters.

/s/ Joseph W. Armaly
Joseph W. Armaly
Chairman of the Board and
Chief Executive Officer

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Selected Five Year Data
(In Thousands, Except Per Share Data)	As of or For the Years Ended December 31,

	2005	2004	2003	2002	2001
Income Statement Data:
Interest income	$50,930	$43,011	$39,358	$36,253	$37,262
Interest expense	17,497	11,809	11,672	11,658	16,366
Net interest income	33,433	31,202	27,686	24,595	20,896
Provision for loan losses	610	194	250	174	857
Net interest income after provision for loan losses	32,823	31,008	27,436	24,421	20,039
Non-interest income	2,502	2,824	3,225	3,255	3,495
Non-interest expense	16,962	16,825	15,558	14,546	13,685
Income before income taxes	18,363	17,007	15,103	13,130	9,849
Income tax expense	6,237	5,657	4,819	4,014	2,832
Net income	$12,126	$11,350	$10,284	$9,116	$7,017

Per Share Data:
Basic earnings per share	$2.03	$1.92	$1.78	$1.60	$1.25
Diluted earnings per share	$1.93	$1.82	$1.69	$1.53	$1.21
Book value at year end	$13.58	$12.64	$11.33	$10.27	$8.89
Cash dividends declared per common share	$0.71	$0.71	$0.67	$0.58	$0.53

Balance Sheet Data:
Cash and cash equivalents	$92,540	$78,126	$59,951	$60,533	$68,200
Investment securities available for sale	261,562	178,975	108,251	180,866	109,206
Investment securities held to maturity	150,026	151,194	185,781	88,307	24,664
Loans, net	503,419	454,519	408,545	346,101	346,590
Total assets	1,032,720	887,789	786,624	698,859	569,267
Deposits	846,088	739,161	654,789	581,226	462,506
Borrowed funds	101,047	67,661	60,210	53,705	53,436
Stockholders’ equity	81,533	75,028	66,098	58,605	50,125

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION

Selected Financial Ratios	As of or For the Years Ended December 31,
	2005	2004	2003	2002	2001

Return on average assets	1.27%	1.35%	1.37%	1.46%	1.28%
Return on average equity	15.53%	16.12%	16.62%	16.87%	14.61%
Net interest yield (1)	3.79%	4.05%	4.07%	4.38%	4.28%
Allowance for loan losses to total loans	1.06%	1.03%	1.07%	1.26%	1.22%
Allowance for loan losses as a percentage of non-accrual loans	n/a	n/a	n/a	n/a	516%
Asset quality ratio (non-performing loans and other real estate owned to total assets)	0%	0%	0%	0%	0.15%
Average interest-earning assets to average interest-bearing liabilities	128%	127%	123%	125%	126%
Non-interest expense to average total assets	1.77%	2.00%	2.07%	2.32%	2.49%
Net interest income to non-interest expense	197%	185%	178%	169%	153%
Risk-based capital ratios:
Leverage ratio (2)	7.62%	7.87%	7.78%	7.66%	8.24%
Tier I capital	2.84%	12.77%	12.53%	13.15%	12.03%
Total capital	14.11%	14.08%	13.78%	14.54%	13.45%
Equity to total assets	7.89%	8.45%	8.40%	8.39%	8.81%

(1) Represents net interest income on a fully tax-equivalent basis as a percentage of average interest-earning assets.
(2) The leverage ratio is defined as the ratio of Tier I capital to total assets.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Corporate and Earnings Overview

Commercial Bankshares, Inc. (the “Company”), a Florida corporation organized in 1988, is a bank holding company whose wholly-owned subsidiary and principal asset is the Commercial Bank of Florida (the “Bank”). The Company, through its ownership of the Bank, is engaged in a commercial banking business.  Its primary source of earnings is derived from income generated by its ownership and operation of the Bank. The Bank is a Florida chartered banking corporation with fourteen branch locations throughout Miami-Dade and Broward counties in South Florida.  The Bank primarily focuses on providing personalized banking services to businesses and individuals within the market areas where its banking offices are located.

The Company reported 2005 net income of $12.13 million, a 7% increase over 2004 net income of $11.35 million. Net income for 2003 was $10.28 million.  The increase in 2005 net income is due to an increase in net interest income of $2.2 million, partially offset by a decrease in non-interest income of $322,000, an increase in non-interest expense of $137,000, an increase in the provision for income taxes of $580,000 and an increase in provision for loan losses of $416,000.  Basic and diluted earnings per common share were $2.03 and $1.93, respectively, in 2005, compared to $1.92 and $1.82, respectively, in 2004.  Basic and diluted weighted average shares outstanding were 5.98 million and 6.28 million, respectively, in 2005, and 5.92 million and 6.23 million, respectively, in 2004.  Weighted average shares exclude treasury stock, which totaled 554,775 shares at December 31, 2005 and 2004.

Return on average assets and return on average equity were 1.27% and 15.53%, respectively, for 2005, and 1.35% and 16.12%, respectively, for 2004. Average assets increased $115 million, or 14%, in 2005. Book value per common share increased 7% to $13.58 at December 31, 2005, from $12.64 at December 31, 2004, due to current year undistributed profits and additional paid in capital. Capital ratios continued to exceed all regulatory requirements, with a leverage ratio of 7.62% in 2005, as compared to 7.87% in 2004. Dividends declared per common share were $.71 in 2005 and in 2004.

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

Net interest income for 2005 was $34.5 million, an increase of 6% over 2004 net interest income of $32.4 million. In 2004, net interest income grew 13% from $28.7 million in 2003.  The increase in net interest income in 2005 is attributable to growth in average earning assets of $113 million, partially offset by a lower net interest yield.  The net interest yield was 3.79% in 2005, as compared to 4.05% in 2004 and 4.07% in 2003.  The decrease in the net interest yield during 2005 is attributable to the rising interest rate environment and the Company's liability-sensitive position, whereby its liabilities repriced more quickly than its assets.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents the Company's average balances, interest earned or paid and average interest rates earned or paid for each of the years ended December 31, 2005, 2004 and 2003:
AVERAGE BALANCES AND INTEREST RATES
(Dollars in Thousands)

	2005			2004			2003
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Interest-earning assets:
Loans	$480,801	$31,598	6.57%	$435,897	$26,988	6.19%	$377,848	$24,139	6.39%
Investments, taxable	311,928	14,745	4.73%	250,867	12,722	5.07%	239,930	12,394	5.17%
Investments, non-taxable (1)	53,788	3,508	6.52%	53,894	3,578	6.64%	48,227	3,253	6.75%
Federal funds sold	39,290	1,267	3.22%	41,361	532	1.29%	37,518	495	1.32%
Interest-bearing due from banks and other	25,584	912	3.56%	16,221	345	2.13%	1,899	84	4.42%
Total interest-earning assets	911,391	52,030	5.71%	798,240	44,165	5.53%	705,422	40,365	5.72%

Non-interest-earning assets:
Cash and due from banks	30,517			29,047			31,770
Other assets	15,592			15,646			15,977
Total non-interest-earning assets	46,109			44,693			47,747
Total assets	$957,500			$842,933			$753,169

Interest-bearing liabilities:
Interest-bearing checking	$100,333	415	0.41%	$94,605	322	0.34%	$83,143	372	0.45%
Money market	92,758	1,530	1.65%	80,473	816	1.01%	75,011	829	1.11%
Savings	34,272	214	0.62%	33,607	183	0.54%	32,603	286	0.88%
Time	410,600	13,803	3.36%	356,150	9,747	2.74%	326,126	9,463	2.90%
Borrowed funds	73,329	1,535	2.09%	63,058	741	1.18%	55,450	722	1.30%
Total interest-bearing liabilities	711,292	17,497	2.46%	627,893	11,809	1.88%	572,333	11,672	2.04%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	162,352			138,992			113,280
Other liabilities	5,774			5,662			5,690
Total non-interest-bearing liabilities	168,126			144,654			118,970
Stockholders’ equity	78,082			70,386			61,866
Total liabilities & stockholders’ equity	$957,500			$842,933			$753,169
Net interest income and interest spread		34,533	3.25%		32,356	3.65%		28,693	3.68%
Net interest yield (2)			3.79%			4.05%			4.07%
Less tax-equivalent adjustment included above		(1,100)			(1,154)			(1,007)
Net interest income		$33,433			$31,202			$27,686

(1) On a fully tax-equivalent basis using a 35% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.
(2) The net yield on average earning assets is net interest income divided by average interest-earning assets.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The net yield is affected by changes in the mix, volume and interest rates of the various categories of interest-earning assets and interest-bearing liabilities. The following table presents the effect of changes in average balance and rate on interest income, interest expense and net interest income for the periods indicated:

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
(ON A FULLY TAXABLE EQUIVALENT BASIS)
(In Thousands)

	2005 Compared to 2004			2004 Compared to 2003
	Volume	Rate	Change	Volume	Rate	Change
Interest earned on:
Loans	$2,887	$1,723	$4,610	$3,613	$(764)	$2,849
Investments, taxable	2,932	(909)	2,023	558	(230)	328
Investments, non-taxable (1)	(7)	(63)	(70)	377	(52)	325
Federal funds sold	(28)	763	735	50	(13)	37
Interest-bearing due from banks and other	261	306	567	326	(65)	261
Total interest income	6,045	1,820	7,865	4,924	(1,124)	3,800

Interest paid on:
Interest bearing checking	20	73	93	47	(97)	(50)
Money market	140	574	714	58	(71)	(13)
Savings	4	27	31	9	(112)	(103)
Time	1,627	2,429	4,056	841	(557)	284
Borrowed funds	137	657	794	93	(74)	19
Total interest expense	1,928	3,760	5,688	1,048	(911)	137

Change in net interest income	$4,117	$(1,940)	2,177	$3,876	$(213)	$3,663

(1) On a fully tax-equivalent basis using a 35% rate for Federal income tax purposes, reduced by the non-deductible portion of interest expense.

Non-interest Income

Non-interest income for 2005 was $2.50 million, compared to $2.82 million in 2004 and $3.23 million in 2003.  Non-interest income for 2003 includes gains on sales of securities of $128,000.  Service charges on deposit accounts declined $352,000 from 2004 to 2005, primarily due to a reduction in non-sufficient funds charges, as management has worked to counsel or close chronically overdrawn accounts, and a reduction in service charges on business accounts, as the rate used to offset service charges on business accounts has risen.

Non-interest Expense

Non-interest expenses for 2005 increased only slightly from 2004 ($137,000 or 0.1%) due to a reduction in professional fees of $117,000, or 21%, due to reduced consulting and legal fees and due to a $417,000 reduction in other expenses.  Increases in non-interest expense include salaries and employee benefits, which increased $488,000, or 4.7%, due to normal salary increases; data processing which increased $76,000, or 7%, due to an increased number of accounts processed and normal adjustments; and occupancy, which increased $73,000, or 5%, due primarily to increased real estate taxes.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The following table summarizes the various categories of non-interest expense for the years ended December 31, 2005, 2004 and 2003:

NON-INTEREST EXPENSE
(In Thousands)

	2005	2004	2003
Salaries and employee benefits	$11,036	$10,548	$9,807
Occupancy	1,430	1,357	1,301
Data processing	1,223	1,146	1,110
Furniture and equipment	888	821	773
Professional fees	444	561	297
Insurance	326	409	406
Stationery and supplies	263	273	239
Administrative service charges	278	259	237
Security	231	221	175
Telephone	204	154	189
Donations	96	116	59
Other expenses	543	960	965
Total non-interest expense	$16,962	$16,825	$15,558

Taxes

For the years ended December 31, 2005, 2004 and 2003, the Company recorded income tax expense of approximately $6.24 million, $5.66 million and $4.82 million, respectively. Accordingly, the Company's effective tax rates were 34%, 33% and 32% for 2005, 2004 and 2003, respectively. The determination of effective rates reflects items which are not taxed for income tax purposes, primarily tax-exempt interest income.

FINANCIAL CONDITION ANALYSIS

Investment Securities

The Company's investment securities portfolio of $412 million at December 31, 2005, consisted of $262 million in securities available for sale, which are carried at fair value and $150 million in securities held to maturity, which are carried at amortized cost. This compares to investment securities of $330 million at December 31, 2004, which consisted of $179 million in securities available for sale and $151 million in securities held to maturity. The increase of $82 million in the investment portfolio was a direct result of significant deposit growth which exceeded loan demand during 2005. The ratio of available for sale investments to total investments increased to 64% in 2005 from 54% in 2004. The Company chose to designate securities purchased in 2005 as available-for-sale to provide additional liquidity and better balance the split between available-for-sale and held-to-maturity.

The portfolio of securities available for sale at December 31, 2005 had a net unrealized gain of $2.2 million, net of taxes, as compared to a net unrealized gain of $4.7 million, net of taxes, at December 31, 2004. Additional disclosure regarding investment securities can be found in footnote 2 of the Notes to Consolidated Financial Statements.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The following table presents the Company’s investment portfolio as of December 31, 2005, 2004 and 2003:

INVESTMENT PORTFOLIO SCHEDULE
(In Thousands)

	At December 31,
	2005	2004	2003
Investment securities available for sale (at fair value):
U.S. Government Agencies	$204,792	$121,047	$55,989
Municipal	51,278	52,464	48,420
Other	5,492	5,464	5,687
Total investment securities available for sale	$261,562	$178,975	$110,096

Investment securities held to maturity (at amortized cost):
U.S. Government Agencies	$148,908	$149,576	$181,702
Municipal	1,118	1,618	4,079
Total investment securities held to maturity	$150,026	$151,194	$185,781

Mortgage-backed securities, included in U.S.
Government Agencies	$59,678	$16,889	$18,612

The maturities and weighted average yields of investment securities, excluding corporate stock, as of December 31, 2005 and 2004, are set forth below. The weighted average interest yields are calculated by dividing the sum of the individual security yield weights by the total book value of the securities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

INVESTMENT SECURITIES MATURITIES & YIELDS
(Dollars in Thousands)

	At December 31, 2005, Maturing
	1 Year		1 Year to		5 Years to		After
	or Less		5 Years		10 Years		10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity Distributions Available for Sale (1):
U.S. Government Agencies	$17,971	3.26%	$120,514	4.05%	$712	6.18%	$65,595	5.08%
Municipal (2)	498	5.47%	2,544	4.56%	19,924	4.74%	28,312	4.46%
	$18,469		$123,058		$20,636		$93,907

Maturity Distributions Held to Maturity:
U.S. Government Agencies	$-	-	$-	-	$418	6.33%	$148,490	5.24%
Municipal (2)	520	4.65%	598	4.55%	-	-	-	-
	$520		$598		$418		$148,490

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

	At December 31, 2004, Maturing
	1 Year		1 Year to		5 Years to		After
	or Less		5 Years		10 Years		10 Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Maturity Distributions Available for Sale (1):
U.S. Government Agencies	$3,017	6.01%	$71,506	3.61%	$10,908	4.21%	$35,616	5.65%
Municipal (2)	305	6.10%	1,048	4.97%	19,592	4.65%	31,519	4.58%
	$3,322		$72,554		$30,500		$67,135

Maturity Distributions Held to Maturity:
U.S. Government Agencies	$-	-	$-	-	$610	6.35%	$148,966	5.25%
Municipal (2)	200	6.27%	1,215	4.79%	203	4.55%	-	-
	$200		$1,215		$813		$148,966

(1) As investment securities available for sale are to be held for indefinite periods of time and are not intended to be held to maturity, contractual maturity may differ from actual disposal.
(2) On a fully tax-equivalent basis using a 35% federal income tax rate, reduced by the non-deductible portion of interest expense.

Loans

At December 31, 2005, the loan portfolio balance was $510 million, an increase of 11%, as compared to the December 31, 2004 loan balance of $460 million. Average net loans were $475 million in 2005, compared to $431 million in 2004. The loan-to-deposit ratio was 60% at December 31, 2005. Asset quality continued to be solid, with no non-performing assets at December 31, 2005. Loans are made to businesses and individuals in the local market area. The composition of the portfolio is presented in the following table:
LOAN PORTFOLIO ANALYSIS
(Dollars in Thousands)

	December 31,
	2005		2004		2003		2002		2001
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial and financial	$40,351	7.9%	$41,866	9.1%	$48,748	11.8%	$52,519	15.0%	$52,376	14.9%
Real estate mortgages (1)	436,808	85.7%	385,829	83.9%	335,523	81.1%	267,560	76.2%	267,230	76.0%
Installment and other	32,434	6.4%	32,316	7.0%	29,475	7.1%	31,018	8.8%	32,002	9.1%
Total loans	509,593	100%	460,011	100%	413,746	100%	351,097	100%	351,608	100%
Less:
Allowance for loan losses	(5,401)		(4,751)		(4,428)		(4,416)		(4,303)
Deferred loan fees	(773)		(741)		(773)		(580)		(715)
Total loans, net	$503,419		$454,519		$408,545		$346,101		$346,590

(1) Real estate mortgages consist primarily of commercial real estate loans.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The following tables present the maturities of loans (excluding installment loans) outstanding at December 31, 2005, 2004 and 2003 and an analysis of sensitivities of loans due after one year:

LOAN MATURITY SCHEDULE
(In Thousands)

		Due After
	Due in 1	1 Year But	Due After
	Year or Less	Before 5 Years	5 Years	Total
At December 31, 2005:
Commercial and financial	$28,544	$11,387	$420	$40,351
Real estate mortgages	51,559	119,820	265,429	436,808

At December 31, 2004:
Commercial and financial	$25,473	$15,172	$1,221	$41,866
Real estate mortgages	29,223	125,792	230,814	385,829

At December 31, 2003:
Commercial and financial	$30,730	$16,518	$1,500	$48,748
Real estate mortgages	10,436	131,835	193,252	335,523

LOANS DUE AFTER ONE YEAR
(In Thousands)

	December 31,
	2005	2004	2003
Type of Interest Rate:
Fixed	$42,220	$34,818	$45,584
Floating	354,836	338,181	297,521
Total	$397,056	$372,999	$343,105

Allowance for Loan Losses

The balance in the allowance for loan losses at December 31, 2005, was $5.40 million, or 1.06% of total loans. This is an increase of $650,000 from the December 31, 2004 allowance balance of $4.75 million, or 1.03% of total loans. The increase in the allowance is the result of charges to the provision for loan losses during 2005 of $610,000, plus $40,000 in net recoveries. Charges to the provision for 2004 were $194,000, plus $129,000 in net recoveries. The allowance was increased in order to maintain a level deemed sufficient to absorb possible losses in the loan portfolio. The Company reviews the allowance on a monthly basis and determines its adequacy from analysis of estimates of the risks associated with specific loans and the loan portfolio, present economic conditions and peer comparisons.  During 2005, management separated from the allowance for loan losses the portion that pertained to unfunded lines of credit and letters of credit, thus establishing an Allowance for Contingent Liabilities.  The new allowance is shown on the balance sheet as part of other liabilities.  Prior year allowance for loan loss figures have been adjusted to reflect this reclassification.

There were no non-performing assets at December 31, 2005, or at December 31, 2004. With regard to classified loans, management is not aware of any trends or uncertainties which are expected to have a material impact on future operating results, liquidity, or capital resources, or of any information which would cause serious doubt as to the ability of such borrowers to repay. Although management uses the best information available to make determinations with respect to the allowance, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company’s non-performing loans. There were no properties held in other real estate owned at December 31, 2005 or 2004.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The following table presents an analysis of the Company's allowance for loan losses for the last five years:

ALLOWANCE FOR LOAN LOSSES ANALYSIS
(Dollars in Thousands)

	At December 31,
	2005	2004	2003	2002	2001

Average net loans outstanding during the period	$475,056	$430,554	$372,812	$345,565	$323,457
Total net loans at period end	$503,419	$454,519	$408,545	$346,101	$346,590

Beginning balance of allowance for loans losses	$4,751	$4,428	$4,416	$4,303	$3,485

Loans charged-off:
Commercial and financial	2	-	226	59	67
Real estate mortgages	-	-	-	-	-
Installment and other	5	21	20	8	15
Total loans charged-off	7	21	246	67	82

Recoveries of loans previously charged-off:
Commercial and financial	41	140	-	-	28
Real estate mortgages	6	6	7	2	-
Installment and other	-	4	1	4	15
Total recoveries	47	150	8	6	43
Net charge-offs (recoveries)	(40)	(129)	238	61	39
Provision for loan losses	610	194	250	174	857
Balance at period end	$5,401	$4,751	$4,428	$4,416	$4,303
Net charge-offs (recoveries) during the year to average net loans	(0.01%)	(0.03%)	0.06%	0.02%	0.01%
Allowance as a percentage of non-performing loans	n/a	n/a	n/a	n/a	516%
Allowance as a percentage of total loans	1.06%	1.03%	1.07%	1.26%	1.22%

The following table presents a summary of the Company’s non-performing assets for the last five years:

NON-PERFORMING ASSETS
(Dollars in Thousands)

	At December 31,
	2005	2004	2003	2002	2001
Non-accrual loans:
Commercial and financial	$-	$-	$-	$-	$823
Real estate mortgages	-	-	-	-	-
Installment and other	-	-	-	-	11
Total non-accrual loans	-	-	-	-	834
Total non-performing loans	-	-	-	-	834
Other real estate owned	-	-	-	-	-
Total non-performing assets	$-	$-	$-	$-	$834

Total non-performing assets to total assets	0%	0%	0%	0%	.15%

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The following table presents the breakdown of the allowance for loan losses by loan category for the periods indicated.  The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category. The allowance represents a reserve for probable losses existing in the loan portfolio.

ALLOWANCE FOR LOAN LOSSES BY CATEGORY
(Dollars in Thousands)

	At December 31,
	2005		2004		2003		2002		2001
		% of		% of		% of		% of		% of
		Loans In		Loans In		Loans In		Loans In		Loans In
		Category		Category		Category		Category		Category
		To Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial and financial	$413	7.9%	$466	9.1%	$545	11.8%	$565	15.0%	$1,088	14.9%
Real estate mortgages (1)	4,466	85.7%	3,911	83.9%	3,545	81.1%	3,028	76.2%	2,763	76.0%
Installment and other	324	6.4%	300	7.0%	313	7.1%	348	8.8%	375	9.1%
Unallocated	198	-	74	-	25	-	475	-	77	-
Total allowance for loan losses	$5,401	100%	$4,751	100%	$4,428	100%	$4,416	100%	$4,303	100%
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

Average total deposits increased $96 million, or 14%, to $800 million in 2005. The largest increase by category of average deposits, which grew $54 million, or 15%, was certificates of deposit. Other significant increases were found in average demand deposits, which grew $23 million, or 17%, and average money market, which grew $12 million, or 15%. Deposit growth was internally generated during 2005 at the Company’s fourteen branches in Miami-Dade and Broward counties. Deposits held by directors and executive officers totaled $4.8 million at December 31, 2005 and $4.9 million at December 31, 2004.

The following table presents the average balances and weighted average rates for the Company's categories of deposits for the years ended December 31, 2005, 2004 and 2003:

AVERAGE DEPOSIT BALANCES & WEIGHTED AVERAGE RATES
(Dollars in Thousands)

	Years Ended December 31,
	2005			2004			2003
			% of			% of			% of
	Average	Average	Total	Average	Average	Total	Average	Average	Total
	Balance	Rate	Deposits	Balance	Rate	Deposits	Balance	Rate	Deposits
Demand	$162,352	-	20.3%	$138,992	-	19.8%	$113,280	-	18.0%
Interest-bearing checking	100,333	0.41%	12.5%	94,605	0.34%	13.4%	83,143	0.45%	13.2%
Money market	92,758	1.65%	11.6%	80,473	1.01%	11.4%	75,011	1.11%	11.9%
Savings	34,272	0.62%	4.3%	33,607	0.54%	4.8%	32,603	0.88%	5.2%
Time	410,600	3.36%	51.3%	356,150	2.74%	50.6%	326,126	2.90%	51.7%
Total	$800,315	1.99%	100%	$703,827	1.57%	100%	$630,163	1.74%	100%

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The following table presents the maturity of certificates of deposit $100,000 and over as of December 31, 2005:

MATURITY SCHEDULE
CERTIFICATES OF DEPOSIT ≥$100,000
(Dollars in Thousands)

	Balance	Percent
Less than 3 months	$76,038	28.5%
3 to 6 months	38,959	14.6%
6 to 12 months	63,467	23.8%
More than 12 months	88,405	33.1%
Total	$266,869	100%

Short Term Borrowings

The following table presents a summary of the Company's short term borrowings at December 31, 2005, 2004 and 2003:

SHORT TERM BORROWINGS
(Dollars in Thousands)

	Years Ended December 31,
	2005	2004	2003
Securities sold under agreements to repurchase at year-end	$101,047	$67,661	$60,210
Weighted average rate of securities sold under agreements to repurchase at year-end	2.52%	1.43%	1.16%
Average amount of securities sold under agreements to repurchase during the fiscal year	$73,329	$63,058	$55,450
Weighted average rate of securities sold under agreements to repurchase during the year	2.09%	1.18%	1.30%
Maximum amount of securities sold under agreements to repurchase at any month-end during the fiscal year	$101,047	$76,561	$62,092

Capital

Shareholders' equity increased $6.5 million in 2005 to $81.5 million. Shareholders' equity was increased by $12.1 million from net income and $1.1 million from the issuance of common stock resulting from the exercise of options. Shareholders' equity was reduced by $4.3 million for dividends declared on common stock and $2.5 million, net of tax, from other comprehensive income relating to unrealized holding losses on available-for-sale securities. For the year ended December 31, 2005, the return on average equity was 15.53%, compared to 16.12% for the year ended December 31, 2004.

In October 2004, the Company announced that it had adopted a stock repurchase plan, which allows the Company to repurchase shares of its own stock, up to a total of $4 million, in open market and negotiated transactions for a period of two years. This plan replaced a stock repurchase plan that expired earlier in 2004. No shares were repurchased by the Company in 2005 or 2004.

At year-end 2005 and 2004, there were 6,558,892 (including 554,775 shares of treasury stock) and 6,489,041 (including 554,775 shares of treasury stock) shares of common stock issued, respectively.  There were 190 shareholders of record as of December 31, 2005, and the Company believes that it has approximately 600 additional beneficial shareholders.

The Company declared cash dividends of $0.71 per common share during 2005 and 2004. Cash dividends declared totaled $4.3 million and $4.2 million in 2005 and 2004, respectively. Dividends declared but not yet paid amounted to $1.2 million and $1.3 million at December 31, 2005 and 2004, respectively. The dividend payout ratio was 37% and 39% for 2005 and 2004, respectively.

The Company's common stock trades on the NASDAQ Stock Market under the symbol CLBK. High and low prices for the years ended December 31, 2005 and 2004, by quarter, are as follows:

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

COMMON STOCK PRICES
					Dividends Declared
	2005		2004		Per Share
	High	Low	High	Low	2005	2004
First quarter	$40.45	$37.26	$29.57	$25.84	$.17	$.16
Second quarter	41.25	35.40	29.09	23.83	.17	.16
Third quarter	41.02	36.70	31.34	25.50	.17	.17
Fourth quarter	39.01	33.21	39.75	29.40	.20	.22

Continued growth and profitability of the Company are dependent upon maintenance of adequate levels of capital. The capital adequacy of the Company is determined based on the level of capital as well as asset quality, liquidity and earnings history. At December 31, 2005, the Company and the Bank were rated "well capitalized" by their regulatory agency. It is management's goal to maintain its "well capitalized" category for regulatory capital.

Regulatory capital guidelines divide capital into two tiers. Tier 1 capital consists of shareholders' equity less goodwill plus the unrealized gain/loss on available-for-sale securities. Tier 2 capital consists of Tier 1 capital plus the allowance for loan losses and 45% of unrealized gain on available-for-sale equity securities. In addition to Tier 1 and Tier 2 capital ratio requirements, regulatory capital guidelines set forth certain leverage capital requirements. This ratio is computed by dividing Tier 1 capital by unadjusted total assets. The Company's leverage ratio at December 31, 2005, was 7.62%, compared to 7.87% at year-end 2004, and compared to the regulatory guideline of 5% for "well capitalized" institutions.

The following table presents the regulatory capital levels and ratios of the Company at December 31, 2005, 2004 and 2003:

REGULATORY CAPITAL
(Dollars in Thousands)
	December 31,
	2005	2004	2003
Tier I Capital:
Stockholders’ equity less intangible assets (1)	$79,040	$70,052	$61,345

Tier II Capital:
Allowance for loan loss	5,401	4,751	4,428
45% of unrealized gain on available for sale equity securities	2,424	2,412	1,684
Total Capital	$86,865	$77,215	$67,457

Risk-adjusted assets	$615,726	$548,550	$489,462

Risk-based capital ratios (2)
Leverage Ratio	7.62%	7.87%	7.78%
Tier 1 Capital	12.84%	12.77%	12.53%
Total Capital	14.11%	14.08%	13.78%

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

For banks, liquidity represents the ability to meet both loan commitments and withdrawals of deposited funds. Funds to meet these needs can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs. The Bank's principal sources of funds are deposits, repurchase agreements, payments on loans, paydowns, maturities and sales of investments and capital contributions by the Company. As additional sources of funds, the Bank has credit availability with the Federal Home Loan Bank amounting to $154 million and Federal Funds purchased lines available at correspondent banks amounting to $33 million.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The Bank's primary use of funds is to originate loans and purchase investment securities. In 2005, 2004 and 2003, the net change in loans was an increase of $50 million, $46 million and $63 million, respectively, and the Bank purchased investment securities of $114 million, $103 million and $312 million, respectively. Funding came primarily from increases in deposits of $107 million, $84 million and $74 million in 2005, 2004 and 2003, respectively, increases in securities sold under agreements to repurchase of $33 million in 2005, $7.5 million in 2004 and $6.5 million in 2003, and proceeds from maturities, sales and paydowns of investment securities of $29 million, $67 million and $286 million in 2005, 2004 and 2003, respectively.

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

The Bank uses interest rate sensitivity, or GAP analysis to monitor the amount and timing of balances exposed to changes in interest rates. The GAP analysis is not relied upon solely to determine future reactions to interest rate changes because it is presented at one point in time and could change significantly from day-to-day. Other methods such as simulation analysis are utilized in evaluating the Bank’s interest rate risk position. The table presented below shows the Bank's GAP analysis at December 31, 2005:

INTEREST RATE SENSITIVITY ANALYSIS
(Dollars in Thousands)

	Term to Repricing
				Over 1 Year
	90 Days	91-181	182-365	& Non-rate
	or Less	Days	Days	Sensitive	Total
Interest-earning assets:
Gross loans (excluding non-accrual)	$164,689	$51,384	$93,234	$200,286	$509,593
Investment securities	12,260	5,095	22,934	365,880	406,169
Federal funds sold	28,125	-	-	-	28,125
Interest-bearing due from banks and other	33,347	-	-	-	33,347
Total interest-earning assets	$238,421	$56,479	$116,168	$566,166	$977,234

Interest-bearing liabilities:
Interest-bearing checking	$-	$-	$-	$114,409	$114,409
Money market	86,760	-	-	-	86,760
Savings	-	-	31,416	-	31,416
Time	130,588	68,251	109,866	150,441	459,146
Borrowed funds	102,848	-	-	-	102,848
Total interest-bearing liabilities	$320,196	$68,251	$141,282	$264,850	$794,579

Interest sensitivity gap	$(81,775)	$(11,772)	$(25,114)	$301,316	$182,655
Cumulative gap	$(81,775)	$(93,547)	$(118,661)	$182,655

Cumulative ratio of interest-earnings assets to interest-bearing liabilities	74%	76%	78%	123%

Cumulative gap as a percentage of total interest-earning assets	(8.4)%	(9.6)%	(12.1)%	18.7%

Management's assumptions reflect the Bank's estimate of the anticipated repricing sensitivity of non-maturity deposit products. Savings accounts have been allocated to the “182-365 days” category and interest-bearing checking accounts have been allocated to the “over 1 year” category. If all non-maturing deposits had been shown at their contractual term (90 days or less column), the cumulative gap as a percentage of total earning assets would have been -23.3%, -24.5%, -23.8% and 18.7% for 90 days or less, 91-181 days, 182-365 days and over 1 year, respectively.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

The Bank uses simulation analysis to quantify the effects of various immediate parallel shifts in interest rates on net interest income over the next 12 month period. Such a "rate shock" analysis requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is only a best-estimate and cannot accurately predict the impact of future interest rate changes on net income. As of December 31, 2005, the Bank's simulation analysis projects a decrease to net interest income of 3.97%, assuming an immediate parallel shift downward in interest rates by 200 basis points. If rates rise by 200 basis points, the simulation analysis projects net interest income would increase by 2.33%. These projected levels are within the Company's policy limits.

Off-Balance Sheet Arrangements and Contractual Obligations

The Bank's off-balance sheet arrangements and contractual obligations at December 31, 2005 are summarized in the table that follows.  The amounts shown for commitments to extend credit and letters of credit are contingent obligations, some of which are expected to expire without being drawn upon.  As a result, the amounts shown for these items do not necessarily represent future cash requirements.  The Bank believes that its current sources of liquidity are more than sufficient to fulfill the obligations it has as of December 31, 2005 pursuant to off-balance sheet arrangements and contractual obligations.
		Amount of Commitment Expiration Per Period
				Over
			Over	Three
			One Year	Years
	Total	One	Through	Through	Over
	Amounts	Year	Three	Five	Five
	Committed	or Less	Years	Years	Years

Off-Balance Sheet Arrangements:
Commitments to extend credit	$59,820	$29,462	$10,661	$6,945	$12,752
Standby letters of credit	3,686	3,686	-	-	-

Contractual Obligations:
Operating lease obligations	1,883	454	579	558	292
Purchase obligations	3,490	1,144	1,713	633	-
	$68,879	$34,746	$12,953	$8,136	$13,044

Commitments to extend credit and letters of credit arise in the normal course of the Bank's business of meeting the financing needs of its customers and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to financial instruments for commitments to extend credit, standby letters of credit and commercial letters of credit is represented by the contractual notional amount of these instruments.  The Bank uses the same credit policies in making commitments to extend credit and generally uses the same credit policies for letters of credit as it does for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract.  The amount of collateral obtained, if any, by the Bank upon extension of credit is based on management's credit evaluation of the borrower.  Collateral held varies but may include security interests in business assets, mortgages on commercial and residential real estate, deposit accounts with the Bank or other financial institutions, and securities.

Standby letters of credit are conditional commitments issued by the Bank to assure the performance or financial obligations of a customer to a third party.  The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.  The Bank generally holds collateral and/or obtains personal guarantees supporting these commitments.

The Bank is obligated under operating leases for banking premises which expire in periods varying from one to seven years.  Future minimum lease payments, before considering renewal options, total $1.9 million.

Purchase obligations consist of computer and item processing and ATM card processing services contracted by the Bank under long-term contractual relationships.

COMMERCIAL BANKSHARES, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS  - Continued

Critical Accounting Policies

The Company’s financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, management must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied by the Company is that related to the valuation of the loan portfolio.

A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and placing loans on non-accrual status and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is a subjective judgment that management must make regarding the loan portfolio. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payment on loans. Estimates for loan losses are made by analyzing historical losses, current trends in delinquencies and charge-offs, the views of the Bank’s regulators, changes in the size and composition of the loan portfolio and peer group information. The analysis also requires consideration of the economic climate and direction, change in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to South Florida. Where there is a question as to the impairment of a specific loan, management obtains valuations of the property or collateral securing the loan, and current financial information of the borrower, including financial statements when available. Because the calculation of the allowance for loan losses relies on management’s estimates and judgments relating to inherently uncertain events, actual results may differ from management’s estimates. For a more detailed discussion of the allowance for loan losses, see pages 10-12 of Management’s Discussion and Analysis and Notes 1 and 3 of the Notes to Consolidated Financial Statements.

The Company’s significant accounting policies are discussed in Note 1 in the Notes to Consolidated Financial Statements.

Forward-Looking Statements

This Annual Report to Stockholders (in particular, the sections entitled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the discussion of business) may contain forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), representing the Company's expectations and beliefs concerning future events. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including, without limitation, the Company's effective and timely initiation and development of new client relationships, the maintenance of existing client relationships and programs, the recruitment and retention of qualified personnel, possible or proposed products, branch offices, or strategic plans, the ability to increase sales of Company products and to increase deposits, the adequacy of cash flows from operations and available financing to fund capital needs and future growth, changes in management’s estimate of the adequacy of the allowance for loan losses, changes in the overall mix of the Company’s loan and deposit products, the impact of repricing and competitors’ pricing initiatives on loan and deposit products as well as other changes in competition, the extent of defaults, the extent of losses given such defaults, the amount of lost interest income that may result in the event of a severe recession, the status of the national economy and the South Florida economy in particular, the impact that changing interest rates have on the Company’s net interest margin, changes in governmental rules and regulations applicable to the Company and other risks in the Company's filings with the Securities and Exchange Commission. The Company cautions that its discussion of these matters is further qualified, as these risks and uncertainties are beyond the ability of the Company to control. In many cases, the Company cannot predict the risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements.

Management’s Report on Internal Control Over Financial Reporting

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

The Company’s internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•
Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control - Integrated Framework”. Based on this assessment, management concluded that, as of December 31, 2005, the Company’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Joseph W. Armaly	/s/ Barbara E. Reed
Joseph W. Armaly	Barbara E. Reed
Chief Executive Officer	Chief Financial Officer
March 14, 2006	March 14, 2006

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Commercial Bankshares, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheet of Commercial Bankshares, Inc. as of December 31, 2005, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. We also have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Commercial Bankshares, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Commercial Bankshares, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit. The consolidated balance sheet of Commercial Bankshares, Inc. as of December 31, 2004, and the related statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2004, were audited by other auditors whose report dated March 15, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bankshares, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Commercial Bankshares, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.” Furthermore, in our opinion, Commercial Bankshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework.”

Crowe Chizek and Company LLC
/s/ Crowe Chizek and Company LLC
Fort Lauderdale, Florida
March 14, 2006

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Dollars in Thousands, Except Share Data)

	2005	2004
Assets:
Cash and due from banks	$33,477	$26,645
Interest bearing due from banks and other	30,938	15,277
Federal funds sold	28,125	36,204
Total cash and cash equivalents	92,540	78,126

Investment securities available for sale, at fair value (cost of $258,310 in 2005 and $171,730 in 2004)	261,562	178,975
Investment securities held to maturity, at cost (aggregate fair value of $145,392 in 2005 and $147,779 in 2004)	150,026	151,194
Loans, net of allowance of $5,401 in 2005 and $4,751 in 2004	503,419	454,519
Premises and equipment, net	12,012	12,192
Accrued interest receivable	7,170	5,947
Other assets	5,991	6,836
Total assets	$1,032,720	$887,789

Liabilities and stockholders' equity:
Deposits:
Demand	$160,626	$137,469
Interest-bearing checking	114,409	104,929
Money market	86,760	83,928
Savings	31,416	34,296
Time	452,877	378,539
Total deposits	846,088	739,161

Securities sold under agreements to repurchase	101,047	67,661
Accrued interest payable	1,090	673
Accounts payable and accrued liabilities	2,962	5,266
Total liabilities	951,187	812,761

Commitments and contingencies (Notes 4 and 12)

Stockholders' equity:
Common stock, $.08 par value, 15,000,000 authorized shares, 6,558,892 issued (6,489,041 in 2004) and 6,004,117 outstanding (5,934,266 in 2004)	525	519
Additional paid-in capital	48,481	47,373
Retained earnings	37,055	29,181
Accumulated other comprehensive income	2,240	4,723
Treasury stock, 554,775 shares, at cost	(6,768)	(6,768)
Total stockholders' equity	81,533	75,028
Total liabilities and stockholders’ equity	$1,032,720	$887,789

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Share Data)
	2005	2004	2003
Interest income:
Interest and fees on loans	$31,598	$26,988	$24,139
Interest on investment securities
Taxable	14,745	12,722	12,394
Tax exempt	2,408	2,424	2,246
Interest on federal funds sold, due from banks and other	2,179	877	579
Total interest income	50,930	43,011	39,358

Interest expense:
Interest on deposits	15,962	11,068	10,950
Interest on securities sold under agreements to repurchase	1,535	741	722
Total interest expense	17,497	11,809	11,672

Net interest income	33,433	31,202	27,686
Provision for loan losses	610	194	250
Net interest income after provision for loan losses	32,823	31,008	27,436

Non-interest income:
Service charges on deposit accounts	1,928	2,280	2,517
Other fees and service charges	574	544	580
Security gains, net	-	-	128
Total non-interest income	2,502	2,824	3,225

Non-interest expense:
Salaries and employee benefits	11,036	10,548	9,807
Occupancy	1,430	1,357	1,301
Data processing	1,223	1,146	1,110
Furniture and equipment	888	821	773
Professional fees	444	561	297
Insurance	326	409	406
Other	1,615	1,983	1,864
Total non-interest expense	16,962	16,825	15,558

Income before income taxes	18,363	17,007	15,103
Provision for income taxes	6,237	5,657	4,819
Net income	$12,126	$11,350	$10,284

Earnings per common and common equivalent share:
Basic	$2.03	$1.92	$1.78
Diluted	$1.93	$1.82	$1.69

Weighted average number of shares and common equivalent shares:
Basic	5,983,475	5,915,500	5,777,999
Diluted	6,276,769	6,234,455	6,099,428

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2005, 2004 and 2003
(In Thousands)

	2005	2004	2003

Net income	$12,126	$11,350	$10,284
Other comprehensive income (loss), net of tax:
Unrealized holding gain (loss) arising during period	(2,483)	223	(135)
Reclassification adjustments for gains realized in net income	-	-	(81)
Other comprehensive income (loss)	(2,483)	223	(216)
Comprehensive income	$9,643	$11,573	$10,068

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2005, 2004 and 2003
(Dollars in Thousands, Except Share Data)
	Issued				Accumulated
	Shares of		Additional		Other		Total
	Common	Common	Paid-in	Retained	Comprehensive	Treasury	Stockholders’
	Stock	Stock	Capital	Earnings	Income(Loss)	Stock	Equity
Balance at January 1, 2003	5,006,670	$401	$44,653	$15,603	$4,716	$(6,768)	$58,605
Exercise of stock options, including tax benefits	105,575	8	1,271	-	-	-	1,279
Unrealized holding loss	-	-	-	-	(216)	-	(216)
Dividends-common stock $0.67 per share	-	-	-	(3,850)	-	-	(3,850)
Five-for-four stock split	1,277,894	102	(106)	-	-	-	(4)
Net income	-	-	-	10,284	-	-	10,284
Balance at December 31, 2003	6,390,139	511	45,818	22,037	4,500	(6,768)	66,098
Exercise of stock options, including tax benefits	98,902	8	1,555	-	-	-	1,563
Unrealized holding gain	-	-	-	-	223	-	223
Dividends-common stock $0.71 per share	-	-	-	(4,206)	-	-	(4,206)
Net income	-	-	-	11,350	-	-	11,350
Balance at December 31, 2004	6,489,041	519	47,373	29,181	4,723	(6,768)	75,028
Exercise of stock options, including tax benefits	69,851	6	1,108	-	-	-	1,114
Unrealized holding loss	-	-	-	-	(2,483)	-	(2,483)
Dividends-common stock $0.71 per share	-	-	-	(4,252)	-	-	(4,252)
Net income	-	-	-	12,126	-	-	12,126
Balance at December 31, 2005	6,558,892	$525	$48,481	$37,055	$2,240	$(6,768)	$81,533

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2005, 2004 and 2003
(In Thousands)
	2005	2004	2003
Cash flows from operating activities:
Net income	$12,126	$11,350	$10,284
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	610	194	250
Income tax benefit from stock option exercise	362	432	268
Depreciation, amortization and accretion, net	799	772	1,066
(Gain) loss on disposal of premises and equipment, net	4	(1)	(1)
Gain on sale of investment securities, net	-	-	(128)
Change in accrued interest receivable	(1,223)	12	(1,631)
Change in other assets	845	(754)	296
Change in accounts payable and accrued liabilities	(689)	33	(127)
Change in accrued interest payable	417	55	(6)
Net cash provided by operating activities	13,251	12,093	10,271

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	19,635	26,180	139,669
Proceeds from maturities of investment securities held to maturity	500	33,552	101,014
Proceeds from repayments of mortgage-backed securities available for sale	7,729	5,772	16,456
Proceeds from repayments of mortgage-backed securities held-to-maturity	670	1,197	2,345
Proceeds from sales of investment securities available for sale	-	-	26,659
Purchases of investment securities available for sale	(114,035)	(102,921)	(155,528)
Purchases of investment securities held to maturity	-	-	(156,007)
Net change in loans	(49,509)	(46,052)	(62,584)
Purchases of premises and equipment	(535)	(470)	(458)
Proceeds from disposal of premises and equipment	-	1	1
Net cash used in investing activities	(135,545)	(82,741)	(88,433)

Cash flows from financing activities:
Net change in demand, savings, interest-bearing checking and money market accounts	32,589	50,353	38,544
Net change in time deposit accounts	74,338	34,019	35,019
Net change in securities sold under agreements to repurchase	33,386	7,451	6,505
Dividends paid	(4,357)	(4,131)	(3,495)
Proceeds from exercise of stock options	752	1,131	1,007
Purchase of treasury stock	-	-	-
Net cash provided by financing activities	136,708	88,823	77,580

Increase (decrease) in cash and cash equivalents	14,414	18,175	(582)
Cash and cash equivalents at beginning of year	78,126	59,951	60,533
Cash and cash equivalents at end of year	$92,540	$78,126	$59,951

Supplemental disclosures:
Interest paid	$17,074	$11,753	$11,679
Income taxes paid	$5,920	$5,210	$4,451

The accompanying notes are an integral part of these consolidated financial statements.

COMMERCIAL BANKSHARES, INC., AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

Commercial Bankshares, Inc., a bank holding company, was incorporated on April 26, 1988, to acquire its wholly owned banking subsidiary, Commercial Bank of Florida (the “Bank”). The Bank, a Florida chartered banking corporation, engages in commercial banking and related businesses from its fourteen facilities located in Miami-Dade County and Broward County, Florida.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary after elimination of all inter-company accounts and transactions. The accounting policies and reporting practices of the Company and its subsidiary (collectively known as the “Company”) conform to predominant practices in the banking industry and are based on accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, among others, the allowance for loan losses and valuation of investment securities. Actual results could differ from those estimates. The following is a description of the significant accounting policies.

Cash Flows

Cash and cash equivalents include cash, deposits with other financial institutions under 90 days and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amounts of those reserve balances at December 31, 2005 and 2004 were approximately $19.1 million and $18.3 million, respectively.  Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions and federal funds purchased and repurchased agreements.

Investment Securities

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their principal outstanding balance net of the allowance for loan losses and deferred loan fees, net. Interest income is recognized when income is earned, using the effective interest method. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Allowance for Loan Losses

The allowance for loan losses is reported at a level that is sufficient to absorb probable incurred credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the risks inherent in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, the historical loan loss experience of the Bank and an analysis of the levels and trends of delinquencies, charge-offs and the risk ratings of the various loan categories. The level and trend of interest rates and the condition of the national and local economies are also considered.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgement, should be charged-off.

Loss allowances are established for performing loans and pools of non-performing loans in accordance with Statement of Financial Accounting Standards, (“SFAS”) No. 5, “Accounting for Contingencies.” The identification of impaired loans is conducted in conjunction with the review of the adequacy of the allowance for loan losses. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.”

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

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless they are well collateralized and in the process of collection. If a loan or portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Interest receivable on loans placed on nonaccrual status is reversed against interest income. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of principal and interest.

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

Long-term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other Real Estate Owned

Other real estate owned is comprised of real estate and other assets acquired through foreclosure, acceptance of a deed in lieu of foreclosure or otherwise acquired from the debtor in lieu of repayment of the debt. Other real estate owned is carried at the lower of the recorded investment in the loan or the fair value less estimated costs to sell. Upon transfer of a loan to foreclosed status, an appraisal is obtained and any excess of the loan balance over the fair value, less estimated costs to sell, is charged against the allowance for loan losses. Revenues, expenses and subsequent adjustments to fair value less estimated costs to sell are classified as expenses for other real estate owned. At December 31, 2005 and 2004, there were no other real estate owned.

Income Taxes

The parent company and its subsidiary file a consolidated federal income tax return. The parent company and its subsidiary entered into a tax-sharing agreement that provides for the allocation and payment of federal and state income taxes. The Company calculates income taxes using the liability method. Under the liability method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of the various assets and liabilities of the Company giving current recognition to change in tax rates and laws.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are disclosed in Note 9 of the Notes to Consolidated Financial Statements.

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

Comprehensive Income (Loss)

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

The income tax effects related to the components of other comprehensive income are as follows (in thousands):

	2005			2004			2003
	Gross	Tax (Expense) Benefit	Net	Gross	Tax (Expense) Benefit	Net	Gross	Tax (Expense) Benefit	Net
Unrealized holding gain (loss) arising during period	$(3,993)	$1,510	$(2,483)	$356	$(133)	$223	$(214)	$79	$(135)
Reclassification adjustments for (gains) losses realized in net income	-	-	-	-	-	-	(128)	47	(81)
Other comprehensive income (loss)	$(3,993)	$1,510	$(2,483)	$356	$(133)	$223	$(342)	$126	$(216)

Earnings Per Share Data

Earnings per share is computed on the weighted average number of common shares outstanding during the year. Earnings per share, assuming dilution, assumes the maximum dilutive effect of the average number of shares from stock options under the treasury stock method. Per share data and weighted average shares outstanding have been adjusted in all periods presented for stock splits.

Stock-based Compensation

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2005	2004	2003
	(In Thousands, Except Per Share Amounts)
Net income - as reported	$12,126	$11,350	$10,284
Deduct total stock based employee and director compensation expense determined under the fair value based method for all awards, net of related tax effects	(241)	(254)	(307)
Pro forma net income	$11,885	$11,096	$9,977

Earnings per share:
Basic - as reported	$2.03	$1.92	$1.78
Basic - pro forma	1.99	1.88	1.73
Diluted - as reported	1.93	1.82	1.69
Diluted - pro forma	1.89	1.78	1.64

The weighted average fair value of options granted during 2005, 2004 and 2003, were $9.91, $16.02 and $5.87, respectively. The weighted average fair value of each option grant was estimated as of the date of grant using the Modified Black-Scholes option-pricing model with the following weighted average assumptions for 2005, 2004 and 2003, respectively: dividend yield of 1.78%, 1.84% and 2.48%; expected volatility of 22.2%, 25.2% and 23.5%; risk-free interest rate of 3.86%, 2.67% and 2.20%; and expected life of 7 years, 9.5 years and 9.5 years.

New Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board (“FASB”) directed its staff to draft FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 will codify the guidance set forth in EITF Topic D-44 and clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. FSP FAS 115-1 will be effective for other-than-temporary impairment analysis conducted in periods beginning after September 15, 2005.  The issuance of the final rule did not have a material impact on the financial statements of the Company.

In May 2005, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 154, “Accounting Changes and Error Corrections,” which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provision. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The provisions of this statement are not expected to have a material effect on the financial statements of the Company.

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

In December 2004, the FASB issued SFAS No. 123 (revised 2004), entitled "Share-Based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the Company's financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123(R) is a revision of SFAS No. 123, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Company currently applies APB No. 25 and related interpretations in the accounting for stock options under the intrinsic value method of APB No. 25 and provides pro forma disclosure of the Company's stock-based compensation expense as currently required by SFAS No. 123. Management of the Company intends to adopt SFAS No. 123(R) as required on January 1, 2006, using the modified prospective application method. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted, as well as vesting periods provided and so, cannot currently be predicted.  Existing options that will vest after adoption are expected to result in additional compensation expense of approximately $38,000 in 2006.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3").  SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality.  The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope.  The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities.  SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004.  The adoption did not have a material impact on the financial statements of the Company.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassification

Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform to the 2005 presentation.

2. Investment Securities

The amortized cost and fair values of investment securities are summarized as follows (in thousands):

	December 31, 2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for Sale Securities:
U.S. Government Agencies	$149,605	$2	$(2,529)	$147,078
Mortgage-backed	58,470	247	(1,003)	57,714
Municipals	50,133	1,154	(9)	51,278
Corporate stock	102	5,390	-	5,492
	$258,310	$6,793	$(3,541)	$261,562

Held to Maturity Securities:
U.S. Government Agencies	$146,944	$-	$(4,675)	$142,269
Mortgage-backed	1, 964	22	-	1,986
Municipals	1,118	19	-	1,137
	$150,026	$41	$(4,675)	$145,392

	December 31, 2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for Sale Securities:
U.S. Government Agencies	$107,567	$71	$(845)	$106,793
Mortgage-backed	13,730	560	(36)	14,254
Municipals	50,331	2,133	-	52,464
Corporate stock	102	5,362	-	5,464
	$171,730	$8,126	$(881)	$178,975

Held to Maturity Securities:
U.S. Government Agencies	$146,941	$15	$(3,546)	$143,410
Mortgage-backed	2,635	59	-	2,694
Municipals	1,618	57	-	1,675
	$151,194	$131	$(3,546)	$147,779

The amortized cost and fair value of investment securities, excluding corporate stock, at December 31, 2005, by contractual maturity, are shown below (in thousands). Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$18,491	$18,469	$520	$522
Due after one year through five years	124,880	122,723	598	615
Due after five years through ten years	19,387	19,924	-	-
Due after ten years	36,980	37,240	146,944	142,269
Mortgage-backed	58,470	57,714	1,964	1,986

Gross gains of $0, $0 and $246,392, respectively, and gross losses of $0, $0 and $118,665, respectively, during 2005, 2004 and 2003, were realized on the sale of investment securities. At December 31, 2005 and 2004, investment securities with an amortized cost of approximately $134 million and $112 million, respectively, were pledged as collateral for securities sold under agreements to repurchase, time deposits of governmental entities, treasury tax and loan deposits and other borrowed funds.

The following tables classify those securities in an unrealized loss position at December 31, 2005 and 2004, based upon length of time in a continuous loss position; less than 12 months, or 12 months or more. The tables show the current fair value of the securities and the amount of unrealized loss for each category of investment (in thousands).

	As of December 31, 2005
	Less than 12 Months		12 Months or more		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S. Government Agencies	$104,324	$1,201	$180,020	$6,003	$284,344	$7,204
Mortgage-backed	49,067	931	2,300	72	51,367	1,003
Municipals	1,794	9	-	-	1,794	9
Total	$155,185	$2,141	$182,320	$6,075	$337,505	$8,216

	As of December 31, 2004
	Less than 12 Months		12 Months or more		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss
U.S. Government Agencies	$136,326	$952	$96,191	$3,440	$232,517	$4,392
Mortgage-backed	3,271	35	-	-	3,271	35
Municipals	-	-	-	-	-	-
Total	$139,597	$987	$96,191	$3,440	$235,788	$4,427

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

At year end 2005 and 2004, securities with unrealized losses had depreciated 2% and 2% from the Company’s amortized cost basis. These unrealized losses related principally to changes in interest rates. As the Company has the ability to hold these securities for a period sufficient to allow for the anticipated recovery in fair value since they are classified as available-for-sale or held-to-maturity, no declines were deemed to be other-than-temporary.

3. Loans and Allowance for Loan Losses

The distribution of loans, by type, was as follows (in thousands):

	December 31,
	2005	2004
Commercial and financial	$40,351	$41,866
Real estate mortgages	436,808	385,829
Installment and other	32,076	31,224
Overdrafts	358	1,092
	509,593	460,011
Less: Allowance for loan losses	(5,401)	(4,751)
Deferred loan fees, net	(773)	(741)
Total loans, net	$503,419	$454,519

Loans on which the accrual of interest has been discontinued amounted to $0 at December 31, 2005 and 2004.  As of and for the years ended December 31, 2005 and 2004, there were no impaired loans.

Transactions in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 were as follows (in thousands):

	2005	2004	2003
Balance, beginning of year	$4,751	$4,428	$4,416
Provision charged to operations	610	194	250
Loans charged off	(7)	(21)	(246)
Recoveries	47	150	8
Balance, end of year	$5,401	$4,751	$4,428

4. Premises and Equipment and Lease Commitments

Premises and equipment were as follows (in thousands):
	December 31,		Estimated
	2005	2004	Useful Life
Land	$5,381	$5,381	-
Buildings	6,672	6,646	25 to 40 years
Leasehold and other property improvements	2,427	2,391	3 to 10 years
Furniture, fixtures and equipment	4,523	4,467	4 to 20 years
Software	858	840	2.5 years
Other	96	111	3 years
	19,957	19,836
Less: accumulated depreciation and amortization	(7,945)	(7,644)
	$12,012	$12,192

Depreciation expense for 2005, 2004 and 2003 was $711,000, $698,000 and $630,000, respectively.

The Bank leases office space for various banking facilities. The leases have initial terms expiring in 2007 through 2012 and are renewable by the Bank for up to 10 years. Under these leases, rents will increase annually, either at fixed rates or at rates based on various escalation clauses. On certain leases, in addition to the base rate payment, the Bank pays a monthly allocation of the building’s operating expenses. Rental expense was approximately $533,000, $530,700 and $519,500 in 2005, 2004 and 2003, respectively. As of December 31, 2005, future minimum rental commitments for all noncancelable operating leases with initial or remaining terms in excess of one year were as follows (in thousands):

Year Ending December 31,
2006	$454
2007	313
2008	266
2009	275
2010	284
Thereafter	291
$1,883

5.  Deposits

Time deposits of $100,000 or more were $267 million and $203 million at year-end 2005 and 2004.

Scheduled maturities of time deposits for the next five years were as follows:

2006	$178,464
2007	33,445
2008	15,902
2009	8,002
2010	31,056

6.  Securities Sold Under Agreements To Repurchase

Interest expense on securities sold under agreements to repurchase aggregated $1.5 million, $741,000 and $722,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The following sets forth information concerning securities sold under agreements to repurchase for the periods indicated:

	As of and For The Years Ended
	December 31,
	2005	2004	2003
	(Dollars in Thousands)
Maximum amount of outstanding agreements
at any month-end during the year	$101,047	$76,561	$62,092
Average amount outstanding during the year	73,329	63,058	55,450
Weighted average interest rate for the year	2.09%	1.18%	1.30%
Weighted average interest rate at year end	2.52%	1.43%	1.16%

7. Interest Expense

Interest expense on interest-bearing checking, money market, savings and time deposits was as follows for the years ended December 31, 2005, 2004 and 2003 (in thousands):
	2005	2004	2003
Interest-bearing checking	$415	$322	$372
Money market	1,530	816	829
Savings	214	183	286
Time	13,803	9,747	9,463
	$15,962	$11,068	$10,950

8. Other Non-Interest Expense

Some of the more significant expenses included in other expenses in the consolidated statements of income for the years ended December 31, 2005, 2004 and 2003, were as follows (in thousands):
	2005	2004	2003
Stationery and supplies	$263	$273	$239
Administrative service charges	278	259	237
Security	231	221	175
Telephone	204	154	189
State fees and assessments	151	139	128
Armored carrier and courier	122	118	123
Donations	96	116	59
Other	270	703	714
	$1,615	$1,983	$1,864

9. Income Taxes

The components of the net deferred tax asset as of December 31, 2005 and 2004, were as  follows (in thousands):
	2005	2004
Deferred tax assets:
Allowance for loan losses	$2,130	$2,049
Depreciation and amortization	737	936
Investment in securities	165	165
Other	3	8
Total deferred tax asset	3,035	3,158

Deferred tax liabilities:
Unrealized gain on investment securities	1,011	2,522
Total deferred tax liability	1,011	2,522
Net deferred tax asset	$2,024	$636

Income taxes payable (receivable) as of December 31, 2005 and 2004 were ($42,000) and $151,000, respectively.

The components of the provision for income taxes for the years ended December 31, 2005, 2004 and 2003 were as follows (in thousands):
	2005	2004	2003
Current - federal	$5,180	$4,853	$3,871
Current - state	934	941	817
Deferred - federal	105	(133)	118
Deferred - state	18	(4)	13
	$6,237	$5,657	$4,819

The following table reconciles taxes at the federal statutory rate with the effective rate for 2005, 2004 and 2003:

	2005	2004	2003
Federal statutory rate	35%	35%	34%
State taxes	3%	4%	4%
Tax-exempt investment income	(4%)	(5%)	(5%)
Other, net	-	(1%)	(1%)
Effective tax rate	34%	33%	32%

10. Earnings Per Share

Earnings per share have been computed by dividing net income by the weighted average number of shares of common stock (basic earnings per share) and by the weighted average number of shares of common stock plus dilutive shares of common stock equivalents outstanding (diluted earnings per share). Common stock equivalents include the effect of all outstanding stock options, using the treasury stock method. Per share data and weighted average shares outstanding have been adjusted for stock splits.

The following table reconciles the weighted average number of shares (denominator) used to calculate basic and diluted earnings per share (in thousands, except per share amounts):
	For the Year Ended December 31, 2005
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$12,126	5,983	$2.03
Effect of dilutive options	-	294	(0.10)
Diluted EPS	$12,126	6,277	$1.93

	For the Year Ended December 31, 2004
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$11,350	5,916	$1.92
Effect of dilutive options	-	318	(0.10)
Diluted EPS	$11,350	6,234	$1.82

	For the Year Ended December 31, 2003
	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$10,284	5,778	$1.78
Effect of dilutive options	-	321	(0.09)
Diluted EPS	$10,284	6,099	$1.69

Options to purchase 32,500 shares of common stock at $38.85 per share were outstanding at December 31, 2005, and Options to purchase 76,875, 2,500 and 43,500 shares of common stock at $26.66, $25.94 and $24.52, respectively, per share were outstanding at December 31, 2003, which were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares.  There were no anti-dilutive shares at December 31, 2004.

11. Employee Benefit Plan

The Bank has a qualified contributory profit sharing plan covering substantially all eligible employees. The Bank's contributions to the plan were approximately $225,000, $222,000 and $188,000 in 2005, 2004 and 2003, respectively.

12. Commitments and Contingencies

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

13. Related Party Transactions

Loans to principal officers, directors and their affiliates during 2005 and 2004 were as follows:
	2005	2004
Beginning Balance	$3,857	$5,324
New loans	172	1,238
Effect of changes in composition of related parties	-	-
Repayments	(299)	(2,705)
Ending Balance	$3,730	$3,857

Deposits from principal officers, directors and their affiliates at year-end 2005 and 2004 were $5.9 million and $4.9 million.

14. Stock Transactions

On November 13, 2003, the Company's Board of Directors authorized a five-for-four stock split, to be effective on January 2, 2004. Earnings per share amounts have been restated to retroactively reflect these transactions.

In March 2004, the Board of Directors adopted two stock option plans: the 2004 Outside Director Stock Option Plan and the 2004 Employee Stock Option Plan, which were approved by the shareholders in April 2004. These Plans replaced the 1994 Outside Director and Performance Stock Option Plans, which expired in March 2004. Under the terms of the plans, the option price is not less than the fair market value of the common stock on the date of the grant. The maximum number of shares that may be issued under the 2004 Outside Director Stock Option Plan and 2004 Employee Stock Option Plan are 50,000 and 250,000, respectively. Options granted under the 2004 Outside Director Stock Option Plan are immediately exercisable and are for a term of ten years. At December 31, 2005, there were 30,000 shares available for future option grants under the 2004 Outside Director Stock Option Plan. Options granted under the 2004 Employee Stock Option Plan are exercisable one year after the date of grant and are for a term of ten years. At December 31, 2005, there were 194,000 shares available for future option grants under this plan.

The current status of options outstanding and the activity for 2005, 2004 and 2003 are presented below:

	2004		2004
	Outside Director		Employee
	Stock Option Plan		Stock Option Plan
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, December 31, 2003	-	$-	-	$-
Granted	12,500	24.52	31,000	24.52
Exercised	-	-	-	-
Options outstanding, December 31, 2004	12,500	24.52	31,000	24.52
Granted	7,500	38.85	25,000	38.85
Exercised	-	-	(2,000)	24.52
Options outstanding, December 31, 2005	20,000	$29.90	54,000	$31.16
Options exercisable, December 31, 2005	20,000	$29.90	29,000	$24.52

	1994		1994
	Outside Director		Performance
	Stock Option Plan		Stock Option Plan
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, December 31, 2002	326,590	$11.69	404,081	$11.29
Granted	35,000	26.66	48,125	26.62
Exercised	(32,004)	7.53	(73,571)	7.72

Options outstanding, December 31, 2003	329,586	13.78	378,635	14.11
Granted	-	-	-	-
Exercised	(50,237)	13.20	(48,665)	9.61

Options outstanding, December 31, 2004	279,349	13.88	329,970	14.77
Exercised	(18,997)	7.50	(48,854)	11.46
Options outstanding, December 31, 2005	260,352	$14.35	281,116	$15.34
Options exercisable, December 31, 2005	260,352	$14.35	281,116	$15.34

Summarized below is information about stock options outstanding and exercisable at December 31, 2005:

2004 Outside Director Stock Option Plan
	Outstanding			Exercisable
Exercise Price	Number of	Average	Average	Number of	Average
Range	Shares	Life(1)	Price(2)	Shares	Price(2)
$24.52 - 34.50	12,500	8.5	$24.52	12,500	$24.52
$34.51 - 38.85	7,500	9.5	$38.85	7,500	$38.85
	20,000			20,000

2004 Employee Stock Option Plan
	Outstanding			Exercisable
Exercise Price	Number of	Average	Average	Number of	Average
Range	Shares	Life(1)	Price(2)	Shares	Price(2)
$24.52 - 34.50	29,000	8.5	$24.52	29,000	$24.52
$34.51 - 38.85	25,000	9.5	$38.85	-	-
	54,000			29,000

1994 Outside Director Stock Option Plan
	Outstanding			Exercisable
Exercise Price	Number of	Average	Average	Number of	Average
Range	Shares	Life(1)	Price(2)	Shares	Price(2)
$ 7.24 - 9.25	30,396.5		$7.24	30,396	$7.24
$ 9.26 - 11.50	60,196	3.1	10.27	60,196	10.27
$11.51 - 16.50	99,445	4.0	13.60	99,445	13.60
$16.51 - 23.00	39,065	6.5	18.24	39,065	18.24
$23.01 - 26.66	31,250	7.5	26.66	31,250	26.66
	260,352			260,352

1994 Performance Stock Option Plan

	Outstanding			Exercisable
Exercise Price	Number of	Average	Average	Number of	Average
Range	Shares	Life(1)	Price(2)	Shares	Price(2)
$ 7.24 - 9.25	17,018.5		$7.24	17,018	$7.24
$ 9.26 - 11.50	64,468	2.9	10.17	64,468	10.17
$11.51 - 16.50	105,568	4.0	13.62	105,568	13.62
$16.51 - 23.00	48,437	6.5	18.24	48,437	18.24
$23.01 - 26.66	45,625	7.5	26.66	45,625	26.66
	281,116			281,116
(1)  Weighted average contractual life remaining in years.
(2)  Weighted average exercise price.

15. Commercial Bankshares, Inc. (Parent Company Only) Financial Information

Condensed Balance Sheets
(In Thousands)
	December 31,
	2005	2004
Assets:
Cash and cash equivalents	$1,901	$6,498
Time deposits	6,268	-
Investment in banking subsidiary	69,392	64,561
Other investments	5,419	5,392
Other assets	1,561	1,653
Total assets	$84,541	$78,104

Liabilities and stockholders’ equity:
Other liabilities	$3,008	$3,076
Stockholders’ equity	81,533	75,028
Total liabilities and stockholders’ equity	$84,541	$78,104

Condensed Statements of Income
(In Thousands)
	Years ended December 31,
	2005	2004	2003
Income:
Dividends from subsidiary	$4,600	$4,700	$4,300
Interest on investments	362	202	144
Total income	4,962	4,902	4,444

Expenses:
Other	122	256	176
Total expenses	122	256	176
Income before income taxes and equity in undistributed earnings of subsidiary	4,840	4,646	4,268
Provision (benefit) for income taxes	45	(51)	(34)
Income before equity in undistributed earnings of subsidiary	4,795	4,697	4,302
Equity in undistributed earnings of subsidiary	7,331	6,653	5,982
Net income	$12,126	$11,350	$10,284

Condensed Statements of Cash Flows
(In Thousands)

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$12,126	$11,350	$10,284
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiary	(7,331)	(6,653)	(5,982)
Income tax benefit from stock option exercise	362	432	268
Change in other assets	94	(76)	(285)
Change in other liabilities	25	41	(7)
Net cash provided by operating activities	5,276	5,094	4,278

Cash flows from investing activities:
Purchases of investment securities available for sale	-	(2)	-
Net change in time deposits	(6,268)	-	-
Net cash used in investing activities	(6,268)	(2)	-

Cash flows from financing activities:
Proceeds from exercise of stock options	752	1,131	1,007
Dividends paid	(4,357)	(4,131)	(3,495)
Net cash used in financing activities	(3,605)	(3,000)	(2,488)

Increase (decrease) in cash and cash equivalents	(4,597)	2,092	1,790
Cash and cash equivalents at beginning of year	6,498	4,406	2,616
Cash and cash equivalents at end of year	$1,901	$6,498	$4,406

16. Regulatory Matters

Capital Requirements

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risked-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital amounts (dollars in thousands) and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

						To Be Well
						Capitalized Under
			For Capital			Prompt Corrective
	Actual		Adequacy Purposes			Action Provisions
	Amount	Ratio	Amount		Ratio	Amount	Ratio
As of December 31, 2005:
Total capital (to risk weighted assets):
Commercial Bankshares, Inc.	$86,865	14.11%	$	>49,258	>8.00%	n/a	n/a
Commercial Bank of Florida	76,106	12.41%		> 49,073	>8.00%	$61,342	10.00%

Tier I capital (to risk weighted assets):
Commercial Bankshares, Inc.	79,040	12.84%		> 24,629	>4.00%	n/a	n/a
Commercial Bank of Florida	70,705	11.53%		> 24,537	>4.00%	36,805	6.00%

Tier I capital (to total assets):
Commercial Bankshares, Inc.	79,040	7.62%		> 31,106	>3.00%	n/a	n/a
Tier I capital (to average assets):
Commercial Bank of Florida	70,705	7.08%		> 29,967	>3.00%	49,945	5.00%

As of December 31, 2004:
Total capital (to risk weighted assets):
Commercial Bankshares, Inc.	$77,215	14.08%	$	>43,884	>8.00%	n/a	n/a
Commercial Bank of Florida	68,125	12.47%		> 43,708	>8.00%	$54,636	10.00%

Tier I capital (to risk weighted assets):
Commercial Bankshares, Inc.	70,052	12.77%		> 21,942	>4.00%	n/a	n/a
Commercial Bank of Florida	63,374	11.60%		> 21,854	>4.00%	32,781	6.00%

Tier I capital (to total assets):
Commercial Bankshares, Inc.	70,052	7.87%		> 26,693	>3.00%	n/a	n/a
Tier I capital (to average assets):
Commercial Bank of Florida	63,374	7.31%		> 26,006	>3.00%	43,344	5.00%

Dividends

Dividends paid by the Bank to the Company are subject to the financial condition of the Bank and practical business considerations relating to utilization of funds. In addition, banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Dividend payments are generally limited to earnings of the Bank, as defined for regulatory purposes, for the current period and the full two preceding years. At January 1, 2006, the Bank could have paid dividends to the Company aggregating $33.6 million without prior regulatory approval. Future dividends will be dependent on the level of earnings of the Bank.

Cash dividends declared by the Company totaled $4.3 million and $4.2 million in 2005 and 2004, respectively. Dividends declared but not yet paid amounted to $1.2 million and $1.3 million at December 31, 2005 and 2004, respectively. The dividend payout ratio was 37% and 39% for 2005 and 2004, respectively.

17. Financial Instruments With Off-Balance-Sheet Risk and With Concentrations of Credit Risk

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

Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Total commitments to extend credit at December 31, 2005 were $60 million, of which $3 million were fixed-rate with interest rates ranging from 3.3% to 8.25%, and $57 million were variable-rate.  Total commitments to extend credit at December 31, 2004 were $46 million, of which $2 million were fixed-rate with interest rates ranging from 2.74% to 8%, and $44 million were variable rate. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation.

The Bank is a party to financial instruments with off-balance sheet credit risks which arise in the normal course of business and which involve elements of credit and liquidity risk. Among such financial instruments are commercial letters of credit and standby letters of credit. A summary of the Bank’s letters of credit at December 31, 2005 is as follows:

Standby letters of credit	$3,686,060
Commercial letters of credit	$ 0

Commercial letters of credit and standby letters of credit include exposure to some credit loss in the event of nonperformance by the customer. The Bank’s credit policies and procedures to approve letters of credit are the same as those for extensions of credit that are recorded on the balance sheet. While a significant portion of outstanding commercial letters of credit is utilized, the major portion of such utilizations is on an immediate payment basis. The remainder is secured by collateral or the goods acquired by the customer with the letter of credit. There are no loan commitments to extend credit.

Standby letters of credit represent irrevocable guarantees by the Bank for the performance of specified financial obligations and arise in the normal course of business. These financial instruments have fixed maturity dates, and, since many of them expire without being drawn, they do not generally present a significant liquidity risk to the Bank. As of December 31, 2005, the Bank’s standby letters of credit have an aggregate notional amount of $3.7 million, range in term from 10 days to 363 days, and are generally secured by collateral or the goods acquired by the customer for which the standby letter of credit was issued.

Concentrations of Credit Risk

The Bank primarily grants loans for which South Florida real estate is the collateral. As of December 31, 2005, approximately 89.5% of loans had real estate as the primary or secondary component of collateral. The borrowers' ability to honor their contracts is substantially dependent upon the general economic conditions of the region. As of December 31, 2005, the Bank’s ten largest loan relationships had an aggregate balance of $123 million, representing 24% of total loans. As of December 31, 2004, the Bank’s ten largest loan relationships had an aggregate balance of $107 million, representing 23% of total loans.

18. Disclosure About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each significant class of financial instrument for which it is practicable to estimate that value.

Cash and Due from Banks and Federal Funds Sold

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair value of investment securities equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Note 2 in the Notes to Consolidated Financial Statements provides information on estimated fair values at December 31, 2005 and 2004.

Loans

The estimated fair value for variable rate loans that reprice frequently and fully is the carrying amount.  For fixed rate loans and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk.  The estimated fair value of net loans was $500 million and $455 million at December 31, 2005 and 2004, respectively.

Deposit Liabilities and Short-term Borrowed Funds

The estimated fair value for demand deposits and variable rate deposits that reprice frequently and fully is the carrying amount. For fixed rate deposits and for variable rate deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life. The fair value of borrowings is based on current rates for similar financing.  The estimated fair value of deposits was $848 million and $743 million at December 31, 2005 and 2004, respectively.  The estimated fair value of securities sold under agreements to repurchase was $101 million and $68 milion at December 31, 2005 and 2004, respectively.

Accrued Interest Receivable and Accrued Interest Payable

For these receivables and payables, the carrying amounts are a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. The fair value of letters of credit is based on fees currently charged for similar agreements. At December 31, 2005, a significant portion of the letter of credit portfolio is scheduled to expire within twelve months. The fair value of these commitments is considered nominal.

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
Chief Financial Officer
Jack J. Partagas
President and
Chief Operating Officer
COMMERCIAL BANK OF FLORIDA
OFFICERS
Joseph W. Armaly	Chairman and CEO	Anne E. Cook	Assistant Vice President
Jack J. Partagas	President and COO	Mercedes De Quesada	Assistant Vice President
Bruce P. Steinberger	Executive Vice President	Elizabeth Dominguez-Martinez	Assistanta Vice President
David E. Malinoff	Executive Vice President	Carlos A. Grosso	Investment Officer
Barbara E. Reed	Senior Vice President and CFO	Theresa Hilson	Assistant Vice President
Steven Capellan	Senior Vice President	C. Margaret Humphrey	Assistant Vice President
David E. DiMuro	Senior Vice President	Wendy M. Knowles	Assistant Vice President
Phillips G. Gay, Jr.	Senior Vice President	Sue Marchetti	Assistant Vice President
Joseph Kertis, Jr.	Senior Vice President	Ruben Molina	Assistant Vice President
Dennis G. Longo	Senior Vice President	Christina Ojeda	Assistant Vice President
John M. Maroon	Senior Vice President	Brenda Paul	Assistant Vice President
Tony Maroon	Senior Vice President	Margaret Rizzotto	Assistant Vice President
Raul M. Zarranz	Senior Vice President	Mary Robbins	Assistant Vice President
William S. Dieterle	Director of Internal Audit	Lidia Rodriguez	Assistant Vice President
Stephen W. Armaly	Vice President	Marisella Salado	Assistant Vice President
Sherryl Bowein	Vice President	Linda Schubowsky	Assistant Vice President
Benny F. Carmona	Vice President	Laurie Taylor	Assistant Vice President
Nora Clavijo	Vice President	Rose Torres	MIS Officer
Mari M. Colina	Vice President	Delia Yepez	Assistant Vice President
Ralph E. Coman	Vice President	James F. Zimny, Jr.	Assistant Vice President
Elena Correa	Vice President	Olga Calderon	Assistant Cashier
Valerie Dacks	Vice President	Maria Coffey	Assistant Cashier
Sherri Feinstein	Vice President and Controller	Aida De La Campa	Assistant Cashier
Susan Ferbin	Vice President	Otniel Dominguez	Assistant Cashier
Peter Fernandez	Vice President	Yvonne Evelyn	Assistant Cashier
Diana C. Goudie	Vice President	Aurora Franquiz	Mortgage Loan Specialist
Nancy Hernandez	Vice President	Aletha Jackson	Assistant Cashier
Mary Lou Hutcheson	Vice President	Carol Paul Lewis	Assistant Cashier
Paul Larkin	Vice President	Angela Martinez	Assistant Cashier
Alfred P. Lettera	Vice President	Ileana Medina	Loan Operations Officer
Wendy Robinson	Vice President	Alice Milhet	Assistant Cashier
Robert D. Singleton	Vice President	Liliana Ramos	Assistant Cashier
Fay Marie Stephens	Vice President	Jennifer Robles	Assistant Cashier
Pamela Tucker	Vice President	Eva Siu-Chamorro	Assistant Cashier
Deborah Winkles	Vice President	Rochelle Thornton	Assistant Cashier
Constance Bauer	Assistant Vice President	Amarylis Vargas	Assistant Cashier
Ann Bovard	Assistant Vice President	Linda K. Wood	Installment Loan Officer
Luis A. Castillo	Audit Manager

SUBSIDIARY BANK LOCATIONS

BRICKELL	MIAMI SPRINGS
501 Brickell Key Drive	69 Westward Drive
Miami, FL 33131	Miami Springs, FL 33166
(305) 374-1100	(305) 883-0883

CORAL SPRINGS	NORTH MIAMI
1999 University Drive	12255 N.E. 16th Avenue
Coral Springs, FL 33071	North Miami, FL 33161
(954) 753-7555	(305) 891-6950

HALLANDALE	PEMBROKE PINES
1448 E. Hallandale Beach Blvd.	176 S. Flamingo Road
Hallandale, FL 33009	Pembroke Pines, FL 33027
(954) 454-3551	(954) 437-8100

KENDALL	PERRINE/CUTLER RIDGE
10899 Sunset Drive	19455 S. Dixie Highway
Miami, FL 33173	Miami, FL 33157
(305) 274-2000	(305) 234-6090

MAIN OFFICE	PINECREST/THE FALLS
1550 S.W. 57th Avenue	13001 S. Dixie Highway
Miami, FL 33144	Miami, FL 33156
(305) 267-1200	(305) 378-2000

MEDLEY/HIALEAH GARDENS	POMPANO BEACH
11590 N.W. South River Drive	300 E. Sample Road
Medley, FL 33178	Pompano Beach, FL 33064
(305) 883-1110	(954) 943-6550

MIAMI BEACH	SOUTH MIAMI/CORAL GABLES
425 41st Street	1533 Sunset Drive
Miami Beach, FL 33140	Coral Gables, FL 33143
(305) 531-4435	(305) 663-6030

Annual Meeting
Thursday, April 20, 2006, at 10:00 a.m.
1550 S.W. 57th Avenue
Boardroom
Miami, Florida 33144

Transfer Agent
Mellon Investor Services

Independent Registered Public Accounting Firm
Crowe Chizek and Company LLC
Fort Lauderdale, Florida

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